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NOTICE OF MEETING AND PROXY STATEMENT

for 2009 Annual Meeting of Shareholders
and 2008 Annual Report

uscellular.com

U.S. Cellular

Financial Highlights

(As of Dec. 31, 2008)

Service Revenues
(in billions)

$3.2
$3.7
$3.9
$4.0
$3.0
$2.0
$1.0
0
2006
2007
2008

Data Revenues
(in millions)

$217
$368
$512
$600
$500
$400
$300
$200
$100
0
2006
2007
2008

Average Revenue Per Unit
(in millions)

$47.23
$51.17
$53.23
$55
$50
$45
$40
0
2006
2007
2008

Cell Sites/ Retail Postpay Churn

8000
6000
4000
2000
2.0%
1.5%
1.0%
0.5%
0
5,925
1.6%
6,383
1.4%
6,877
1.5%
2006
2007
2008
Cell Sites
Churn (%)

*Comparison of Cumulative Five-Year Total Returns**

$250
$200
$150
$100
0
2003
2004
2005
2006
2007
2008
U.S. Cellular
S&P 500 Index
Dow Jones U.S. Telecommunicatons Index

*Cumulative total return assumes reinvestment of dividends. Assumes $100.00 invested at the close of trading on the last trading day in 2003 in U.S. Cellular Common Shares, S&P 500 Index, and the Dow Jones U.S. Telecommunications Index. The above represents selected information from the Stock Performance Graph included in the 2008 Annual Report. For more information, please refer to the Shareholder Information Section in Appendix I to the attached 2009 Proxy Statement.

All data provided below is for the year ended Dec. 31, 2008.

Financials

- $3.9 billion in service revenues
- $512 million in data revenues
- ARPU (average revenue per unit) of $53.23
- $923 million in cash flows from operating activities
- 1.5 percent retail postpay churn rate

Markets and Customers

- Total operating market population of 46 million in 26 states
- 6.2 million total customers
- 5.4 million retail postpay customers
- 8,500 full-time equivalent associates

Network and Infrastructure

- Invested $586 million to build new cell sites, increase capacity of existing cell sites, purchase equipment to expand 3G / EVDO services to additional markets, create new retail stores and remodel existing stores, and enhance office systems
- 6,877 total cell sites
- More than 400 U.S. Cellular-operated retail stores and 1,100 locations representing relationships with agents, dealers, and non-company retailers

UNITED STATES CELLULAR CORPORATION
8410 West Bryn Mawr Avenue
Suite 700
Chicago, Illinois 60631
Phone: (773) 399-8900
Fax: (773) 399-8936

                        April 15, 2009

TO OUR SHAREHOLDERS

        United States Cellular Corporation is the fifth-largest full-service wireless service provider in the United States. Operating on a customer satisfaction strategy, U.S. Cellular® drives customer engagement by providing a comprehensive range of wireless services and products, superior customer support and a high-quality network.

2008 Overview

        U.S. Cellular achieved solid results in 2008, despite pressure from the widespread economic downturn, a more mature wireless market, and competition from increasingly large national providers. U.S. Cellular ended the year with 6.2 million total customers. Ninety-five percent of the company's retail customers are in the target postpay segment.

        Although the number of people who do not yet have a wireless phone continues to decline, more are using multiple wireless devices: for business and personal use, and for primarily data use, such as laptops and netbooks. U.S. Cellular is implementing strategies designed to drive deeper and longer customer engagement, generate greater revenue from existing customers, and attract customers seeking a high-quality wireless experience. In particular, U.S. Cellular is building on its very strong network quality and superior customer service to deliver high-quality wireless voice and data experiences.

        U.S. Cellular drove data growth with its robust portfolio of voice- and data-enabled handsets, including smart phones and premium touch screen phones, which in turn propelled growth of complementary data plans and applications, including the company's popular new Mobile Internet plans. To support both current and future data needs, U.S. Cellular expanded its 3G/Evolution Data Optimized (EVDO) network to cell sites in key markets during the year.

        These complementary initiatives, along with customers' increased use of text and picture messaging services, drove a significant increase in data revenues and ARPU, which in turn increased service revenues for the year.

Connecting Customers with U.S. Cellular

        In June of 2008, U.S. Cellular rolled out a new marketing and brand positioning initiative to define its unique qualities and benefits for customers, and to thereby forge stronger customer relationships. In its retail and sales environments, marketing materials, and advertising, U.S. Cellular encourages its existing and potential customers to "Believe in Something Better™"—to believe in a unique wireless company that shares their values and understands their needs.

        U.S. Cellular is backing up its market positioning with services and features that demonstrate its commitment to providing a superior wireless experience, such as free incoming calls, free storage of customer contacts (My Contacts Backup), early upgrades with no fees, and free plan changes.

Delivering a Superior Mobile Data Experience

        U.S. Cellular customers can choose from a strong lineup of devices, including BlackBerry® smart phones, and premium touch screen phones from HTC, Samsung, and LG.

        As U.S. Cellular continues to bring more high-demand, data-intensive devices to market, and makes 3G speeds available to much more of its network, the company expects ongoing revenue growth in this area. Smart phone-related ARPU for many customers is nearly twice as high as standard retail postpay ARPU. Thus, the revenue growth potential is considerable, despite a higher upfront smart phone equipment subsidy.

Investing for the Future

        U.S. Cellular took important steps in 2008 to ensure that its network supports developing customer needs for technology. The company expanded its 3G network to approximately 23 percent of its cell sites, and intends to bring 3G speeds to at least 60 percent of its cell sites by the end of 2009. The company also continued to add many new cell sites in 2008—financing the expansion in part with Universal Service Fund (USF) disbursements.

        These investments enabled U.S. Cellular to maintain its award-winning network quality. J.D. Power and Associates has ranked U.S. Cellular "Highest Call Quality Performance Among Wireless Cell Phone Users in the North Central Region" for seven consecutive reporting periods.

        U.S. Cellular, indirectly through its limited partnership interest in King Street Wireless, made strategic investments in spectrum in 2008 through participation in a major Federal Communications Commission (FCC) auction. The company also made several direct spectrum acquisitions. The spectrum covers areas that complement U.S. Cellular's strategic footprint and could help support an eventual transition to 4G/Long-Term Evolution network technology.

        At year end, U.S. Cellular was well-positioned for strong future growth, with a total operating market population of 46 million in 26 states.

Share Repurchases

        To partially offset dilution from various benefit plans, U.S. Cellular repurchased 600,000 shares in 2008 for $32.9 million.

Government Relations

        Throughout 2008, U.S. Cellular vigorously defended the USF against attempts to reduce or eliminate the support available to competitive wireless carriers. The company continued its Connecting Rural America (CRA) campaign to increase awareness of how proposed changes to the USF would affect access to advanced wireless communications in rural areas. As part of the CRA campaign, U.S. Cellular enlisted more than 100 members of Congress, governors, and state legislators, and numerous public safety and economic development groups, to support its efforts to bring reliable wireless service to rural communities.

        The FCC imposed a cap on wireless funding in 2008, but did not otherwise substantively restrict U.S. Cellular's access to the USF support needed to continue to expand its network to rural communities. The company expects that the 2009 regulatory environment for USF will continue to be challenging. U.S. Cellular is committed to continuing to ensure that rural areas of the United States have equal access to advanced wireless telecommunications.

Associates

        U.S. Cellular's 8,500 full-time equivalent associates are committed to providing excellent service—the foundation of the company's customer satisfaction strategy. In U.S. Cellular's 2008 Culture Survey (performed annually), 99 percent of participating associates agreed that serving customers was their highest priority. The company is equally committed to its associates, and this commitment was reflected in several workplace awards in 2008:

  •
  Best Large Company to Work for in Oregon, Oregon Business magazine

  •
  Best Places to Work in Oklahoma, Second Place, Large Companies Category, OKCBusiness

  •
  Best Places to Work in Omaha, Second Place, Medium Employer Category, Greater Omaha Chamber of Commerce

Diversity and Inclusion

        U.S. Cellular values differences and believes that a diverse and inclusive workforce is critical to business success. Respect for associates and for customers creates an environment motivated by ethics, empowerment, and business performance. The company's diversity and inclusion strategy focuses on five areas: workforce, workplace, marketplace, suppliers, and community.

Communities

        U.S. Cellular focuses on improving the quality of life in the areas where it does business. The company focuses its community efforts on nonprofit organizations serving economically disadvantaged youth, families, and seniors—connecting people with opportunities for a better life. Here are just a few of the ways U.S. Cellular has contributed to its communities:

  •
  Calling All Communities—To help offset reductions in school funding across the country, U.S. Cellular introduced its Calling All Communities program in December of 2008. Through this grassroots program, communities large and small cast more than 120,000 votes, nominating more than 6,500 schools to be among the ten to receive $100,000 each. The program harnessed community spirit and created an opportunity to believe in something better for children's education.

  •
  Contributed more than $4.2 million to schools and nonprofit organizations, including $1.2 million to the United Way;

  •
  Invested in 97 organizations through grants, phone donations, and other philanthropic support;

  •
  Approximately 2,200 associates volunteered more than 9,000 hours on 235 projects, a 273 percent increase in volunteer hours from 2007; and

  •
  Contributed phones and one year of free service to 42 organizations, and provided emergency phone service for eight midwest and central region organizations during summer flooding.

LOOKING FORWARD

        U.S. Cellular remains committed to adding customers and growing revenues over the long term by providing a high-quality network, competitive services and products, and superior customer service. As part of this long-term strategy, U.S. Cellular is targeting selected customer segments, particularly the postpay consumer and small- to medium-sized commercial segments. To establish a strong organizational foundation for achieving its objective, the company plans to begin several interdependent initiatives in 2009, including:

  •
  Developing deeper and more customized relationships with customers at every touch point—online, in retail stores, and through the billing system—through new customer relationship management and electronic data warehouse systems;

  •
  Driving online sales and customer engagement by enhancing the learning, shopping, and support experience at www.uscellular.com;

  •
  Promoting flexible pricing and faster service and product implementation by developing a unified billing system platform for all customer segments;

  •
  Introducing new services and products more quickly by strengthening service and product development capabilities; and

  •
  Automating inventory distribution and equipment return, and centralizing repairs for all sales channels, including agents, through a new handset logistics system.

        U.S. Cellular will continue to build its portfolio of data services and products in 2009, supported by the ongoing expansion of its 3G network. The company also plans to introduce new and competitive prepaid offerings, while remaining primarily focused on its retail postpay customers. Although U.S. Cellular expects total roaming revenues to decrease in 2009 as a result of the merger of Verizon and Alltel, its continued growth in cell sites and network quality ensures an attractive voice and data roaming experience for its roaming partners.

        Thank you to our dedicated associates for our successes in 2008, and to our shareholders and bondholders for your continued support.

Cordially yours,

John E. Rooney President and Chief Executive Officer	LeRoy T. Carlson, Jr. Chairman

UNITED STATES CELLULAR CORPORATION
8410 West Bryn Mawr Avenue
Suite 700
Chicago, Illinois 60631
Phone: (773) 399-8900
Fax: (773) 399-8936

April 15, 2009

Dear Fellow Shareholders:

        You are cordially invited to attend our 2009 annual meeting on Tuesday, May 19, 2009, at 8:30 a.m., Chicago time, at the Renaissance Chicago O'Hare Suites Hotel, 8500 W. Bryn Mawr Avenue, Chicago, Illinois. At the meeting, we will report on the plans and accomplishments of United States Cellular Corporation.

        The formal notice of the meeting and our board of directors' proxy statement are enclosed. Appendix I to the proxy statement contains audited financial statements and certain other financial information for the year ended December 31, 2008, as required by the rules and regulations of the Securities and Exchange Commission ("SEC"). At the 2009 annual meeting, shareholders are being asked to take the following actions:

  1.
  elect three Class I directors nominated by the U.S. Cellular board of directors and named in the attached proxy statement;

  2.
  consider and approve an amended Non-Employee Director Compensation Plan, as more fully described in the accompanying proxy statement;

  3.
  consider and approve U.S. Cellular's 2005 Long-Term Incentive Plan, as amended, as more fully described in the accompanying proxy statement; and

  4.
  ratify the selection of independent registered public accountants for the current fiscal year.

        The board of directors recommends a vote "FOR" its nominees for election as directors, "FOR" the proposal to approve an amended Non-Employee Director Compensation Plan, "FOR" the proposal to approve U.S. Cellular's 2005 Long-Term Incentive Plan, as amended, and "FOR" the proposal to ratify accountants.

        Our board of directors and members of our management team will be at the annual meeting to meet with you and discuss our record of achievement and plans for the future. Your vote is important. Therefore, please sign and return the enclosed proxy card, whether or not you plan to attend the meeting.

        We look forward to visiting with you at the annual meeting.

Very truly yours,

LeRoy T. Carlson, Jr. Chairman	John E. Rooney President and Chief Executive Officer

Please sign and return the enclosed proxy card(s) promptly or vote on the Internet using the instructions on the proxy card

 NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT
AND
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS
FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 19, 2009

TO THE SHAREHOLDERS OF

UNITED STATES CELLULAR CORPORATION

        We will hold the 2009 annual meeting of the shareholders of United States Cellular Corporation ("U.S. Cellular") (New York Stock Exchange symbol: "USM"), a Delaware corporation, at the Renaissance Chicago O'Hare Suites Hotel, 8500 W. Bryn Mawr Avenue, Chicago, Illinois, on Tuesday, May 19, 2009, at 8:30 a.m., Chicago time. At the meeting, we are asking shareholders to take the following actions:

  1.
  To elect three Class I members of the board of directors nominated by the U.S. Cellular board of directors and named in the attached proxy statement. Your board of directors recommends that you vote FOR its nominees for Class I directors.

  2.
  To consider and approve an amended Non-Employee Director Compensation Plan, as more fully described in the accompanying proxy statement. Your board of directors recommends that you vote FOR this proposal.

  3.
  To consider and approve U.S. Cellular's 2005 Long-Term Incentive Plan, as amended, as more fully described in the accompanying proxy statement. Your board of directors recommends that you vote FOR this proposal.

  4.
  To ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for the year ending December 31, 2009. Your board of directors recommends that you vote FOR this proposal.

  5.
  To transact such other business as may properly come before the meeting or any adjournments thereof.

        We are first sending this notice of annual meeting of shareholders and Proxy Statement to you on or about April 15, 2009.

        We have fixed the close of business on March 30, 2009 as the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting or any adjournments thereof.

        The following additional information is being provided as required by SEC rules:

        The proxy statement and annual report to shareholders are available at www.uscellular.com under Investor Relations—Proxy Vote, or at www.uscellular.com/investor/2009proxy.

        The following items have been posted to this Web site:

  1.
  Proxy Statement for the 2009 Annual Meeting

  2.
  Annual Report to Shareholders for 2008 (included as an appendix to the Proxy Statement for the 2009 Annual Meeting)

  3.
  Form of Proxy Card

        Any control/identification numbers that you need to vote are set forth on your proxy card if you are a record holder, or on your voting instruction card if you hold shares through a broker, dealer or bank.

        The location where the annual meeting will be held is the Renaissance Chicago O'Hare Suites Hotel. This hotel is located in Chicago, Illinois at 8500 W. Bryn Mawr Avenue, just south of Interstate 90 and approximately one block west of Cumberland Avenue.

 VOTING INFORMATION

What is the record date for the meeting?

        The close of business March 30, 2009 is the record date for the determination of shareholders entitled to notice of, and to vote at, the annual meeting or any adjournments thereof.

        A complete list of shareholders entitled to vote at the annual meeting, arranged in alphabetical order and by voting group, showing the address of and number of shares held by each shareholder, will be kept open at the offices of U.S. Cellular, 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631, for examination by any shareholder during normal business hours, for a period of at least ten days prior to the annual meeting.

What shares of stock entitle holders to vote at the meeting?

        We have the following classes or series of stock outstanding, each of which entitles holders to vote at the meeting:

  •
  Common Shares; and

  •
  Series A Common Shares.

        The Common Shares are listed on the New York Stock Exchange under the symbol "USM."

        No public market exists for the Series A Common Shares, but the Series A Common Shares are convertible on a share-for-share basis into Common Shares.

        On March 30, 2009, U.S. Cellular had outstanding 53,913,230 Common Shares, par value $1.00 per share (excluding 1,154,989 shares held by U.S. Cellular and a subsidiary of U.S. Cellular), and 33,005,877 Series A Common Shares, par value $1.00 per share. As of March 30, 2009, no shares of Preferred Stock, par value $1.00 per share, of U.S. Cellular were outstanding.

        Telephone and Data Systems, Inc., a Delaware corporation (New York Stock Exchange Listing Symbols TDS and TDS.S), which we refer to as "TDS", is the sole holder of Series A Common Shares and holds 37,782,826 Common Shares, representing approximately 70.1% of the outstanding Common Shares. By reason of such holdings, TDS has the voting power to elect all the directors of U.S. Cellular and has approximately 95.8% of the voting power with respect to matters other than the election of directors.

What is the voting power of the outstanding shares in the election of directors?

        The following shows certain information relating to the outstanding shares and voting power of such shares in the election of directors as of the record date:

Class or Series of Common Stock	Outstanding Shares	Votes per Share	Voting Power	Number of Directors Elected by Class or Series	Number of Directors Standing for Election
Series A Common Shares	33,005,877	10	330,058,770	6	2
Common Shares	53,913,230	1	53,913,230	3	1

Total				9	3

What is the voting power of the outstanding shares in matters other than the election of directors?

        The following shows certain information relating to the outstanding shares and voting power of such shares in matters other than the election of directors as of the record date:

Class or Series of Common Stock	Outstanding Shares	Votes per Share	Total Voting Power	Percent
Series A Common Shares	33,005,877	10	330,058,770	86.0%
Common Shares	53,913,230	1	53,913,230	14.0%

Total			383,972,000	100.0%

How may shareholders vote in the election of directors in Proposal 1?

        Holders of Common Shares may, with respect to the election of the one Class I director to be elected by the holders of Common Shares, vote FOR the election of such director nominee or WITHHOLD authority to vote for such director nominee.

        TDS, as the sole holder of Series A Common Shares may, with respect to the election of the two Class I directors to be elected by the holder of Series A Common Shares, vote FOR the election of such director nominees or WITHHOLD authority to vote for such director nominees.

        The board of directors recommends a vote FOR its nominees.

        TDS has advised U.S. Cellular that it intends to vote FOR the board of directors' nominees for election as Class I directors.

How may shareholders vote with respect to the amended Non-Employee Director Compensation Plan in Proposal 2?

        Shareholders may, with respect to the proposal to approve the amended Non-Employee Director Compensation Plan:

  •
  vote FOR,

  •
  vote AGAINST, or

  •
  ABSTAIN from voting on this proposal.

        The board of directors recommends a vote FOR this proposal.

        TDS has advised U.S. Cellular that it intends to vote FOR the approval of the amended Non-Employee Director Compensation Plan.

How may shareholders vote with respect to U.S. Cellular's 2005 Long-Term Incentive Plan, as amended, in Proposal 3?

        Shareholders may, with respect to the proposal to approve U.S. Cellular's 2005 Long-Term Incentive Plan, as amended:

  •
  vote FOR,

  •
  vote AGAINST, or

  •
  ABSTAIN from voting on this proposal.

        The board of directors recommends a vote FOR this proposal.

        TDS has advised U.S. Cellular that it intends to vote FOR the approval of U.S. Cellular's 2005 Long-Term Incentive Plan, as amended.

How may shareholders vote with respect to Proposal 4?

        With respect to the proposal to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2009, shareholders may:

  •
  vote FOR,

  •
  vote AGAINST, or

  •
  ABSTAIN from voting on the proposal.

        The board of directors recommends a vote FOR this proposal.

        TDS has advised U.S. Cellular that it intends to vote FOR the ratification of the selection of PricewaterhouseCoopers LLP as independent registered public accounting firm.

How do I vote?

        Proxies are being requested from the holders of Common Shares in connection with the election of one Class I director, the approval of the amended Non-Employee Director Plan, the approval of U.S. Cellular's 2005 Long-Term Incentive Plan, as amended, and the ratification of independent registered public accountants. Whether or not you plan to attend the meeting, please sign and mail your proxy in the enclosed self-addressed envelope to Proxy Services, c/o Computershare Investor Services, P.O. Box 43126, Providence, Rhode Island 02940-5138. You have the power to revoke your proxy at any time before it is voted, and the giving of a proxy will not affect your right to vote in person if you attend the annual meeting.

How will proxies be voted?

        All properly executed and unrevoked proxies received in the accompanying form in time for the 2009 annual meeting will be voted in the manner directed on the proxies.

        If no direction is made, a proxy by any shareholder will be voted FOR the election of the named director nominee to serve as a Class I director, FOR the proposal to approve the amended Non-Employee Director Compensation Plan, FOR the approval of U.S. Cellular's 2005 Long-Term Incentive Plan, as amended, and FOR the proposal to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accountants for 2009.

        If a proxy indicates that all or a portion of the votes represented by such proxy are not being voted with respect to a particular matter, such non-votes will not be considered present and entitled to vote on such matter. However, the shares represented by such proxies may be considered present and entitled to vote on other matters and will count for purposes of determining the presence of a quorum.

        Because the board of directors has no knowledge of any other proposals to be presented at the 2009 annual meeting and because no other proposals were received by U.S. Cellular by the date specified by the advance notice provision in U.S. Cellular's Bylaws, the proxy solicited by the board of directors for the 2009 annual meeting confers discretionary authority to vote on any matter that may properly come before such meeting or any adjournment, postponement, continuation or rescheduling thereof, other than the foregoing proposals.

How will my shares be voted if I own shares through a broker?

        If you are the beneficial owner of shares held in "street name" by a broker, bank, or other nominee ("broker"), such broker, as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker, under Rule 452 of the New York Stock Exchange, depending on the timing of certain actions, the nominee may be entitled to vote the shares with respect to "discretionary" items but will not be permitted to vote the shares with respect to "non-discretionary" items (in which case such shares will be treated as "broker non-votes"). In addition, whether the broker can or will vote your shares if you do not give instructions to the broker and how such shares may be voted by the broker (i.e., proportionately with voting instructions received by the broker from other shareholders or pursuant to the recommendation of management) depends on the particular broker's policies. Accordingly, we cannot advise you whether your broker will or will not vote your shares or how it may vote the shares if it does not receive voting instructions from you and recommend that you contact your broker. In general, an uncontested election of directors and the ratification of auditors are discretionary items. On the other hand, a contested director election, the approval of an equity compensation plan and shareholder proposals are non-discretionary items. In such case, if you do not give your broker specific instructions, your shares may be treated as "broker non-votes" and may not be voted on these matters. Accordingly, we urge you to provide instructions to your broker so that your votes may be counted on all matters. If your shares are held in street name, your broker will include a voting instruction card with this proxy statement. We strongly encourage you to vote your shares by following the instructions provided on the voting instruction card. Please return your voting instruction card to your broker and/or contact your broker to ensure that a proxy card is voted on your behalf.

What constitutes a quorum for the meeting?

        In the election of directors, where a separate vote by a class or voting group is required, the holders of a majority of the votes of the stock of such class or voting group, present in person or represented by proxy, will constitute a quorum entitled to take action with respect to that vote on that matter. Withheld votes by shares entitled to vote with respect to a director and broker "non-votes" with respect to such director will be treated as present in person or represented by proxy for purposes of establishing a quorum for the election of such director. If shares beneficially owned by TDS are present in person or represented by proxy at the annual meeting, such shares will constitute a quorum at the annual meeting with respect to directors elected by the Series A Common Shares and with respect to directors elected by the Common Shares.

        The holders of a majority of the votes of the stock issued and outstanding and entitled to vote with respect to each of the other proposals, present in person or represented by proxy, will constitute a quorum at the annual meeting in connection with each of such other proposals. Abstentions from voting on such proposals by shares entitled to vote on such proposals and broker "non-votes" with respect to such proposals will be treated as present in person or represented by proxy for purposes of establishing a quorum for such proposals. If shares beneficially owned by TDS are present in person or represented by proxy at the annual meeting, such shares will constitute a quorum at the annual meeting in connection with such proposals.

What vote is required for the election of directors in Proposal 1?

        The election of directors requires the affirmative vote of a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on such matter at the annual meeting. Accordingly, if a quorum of such shares is present at the annual meeting, the person receiving a plurality of the votes of the holders of such shares entitled to vote with respect to the election of such director will be elected to serve as a director. Because the election of each director requires only the affirmative vote of a plurality of the shares present in person or represented by proxy and entitled to vote with respect to such matter, withholding authority to vote for the nominee and broker non-votes with respect to the election of the directors will not affect the outcome of the election of the directors.

What vote is required with respect to Proposals 2 and 3?

        If a quorum is present at the annual meeting, the proposals to approve the amended Non-Employee Director Compensation Plan and to approve U.S. Cellular's 2005 Long-Term Incentive Plan, as amended will require the affirmative vote of a majority of the voting power of the Common Shares and Series A Common Shares voting together and present in person or represented by proxy and entitled to vote on such matter at the annual meeting. A vote to abstain from voting on such proposals will be treated as a vote against such proposals. Broker non-votes with respect to such proposals will not affect the determination of whether such proposals are approved.

        In addition, under New York Stock Exchange rules, the total votes cast on Proposals 2 and 3 must represent over 50% of the voting power of the total outstanding shares of stock entitled to vote on the matter. Because the voting power of TDS represents over 50% of the voting power of the total outstanding shares of stock entitled to vote on the matter, this requirement will be satisfied by TDS casting its votes.

What vote is required with respect to Proposal 4?

        If a quorum is present at the annual meeting, the proposal to ratify independent registered public accountants will require the affirmative vote of a majority of the voting power of the Common Shares and Series A Common Shares voting together and present in person or represented by proxy and entitled to vote on such matter at the annual meeting. A vote to abstain from voting on such proposal will be treated as a vote against such proposal. Broker non-votes with respect to such proposal will not affect the determination of whether such proposal is approved.

 PROPOSAL 1
ELECTION OF DIRECTORS

        The nominees for election as Class I directors are identified in the table below. Each of the nominees has consented to be named in the proxy statement and consented to serve if elected. In the event any such nominee fails to stand for election, the persons named in the proxy presently intend to vote for a substitute nominee if one is designated by the board of directors.

Nominees

        The following persons, if elected at the 2009 annual meeting of shareholders, will serve as Class I directors until the 2012 annual meeting of shareholders, or until their successors are elected and qualified:

Class I Directors—Terms Scheduled to Expire in 2009

        The following persons are current Class I directors whose terms expire at the 2009 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Harry J. Harczak, Jr.	52	Director of U.S. Cellular and Private Investor	2003

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
LeRoy T. Carlson	92	Director of U.S. Cellular and Chairman Emeritus of TDS	1987
John E. Rooney	66	Director and President and Chief Executive Officer of U.S. Cellular	2000

Background of Class I Directors

        Harry J. Harczak, Jr.    Mr. Harczak is a private investor. Mr. Harczak was an officer of CDW Corporation between 1994 and 2007, where he was successively the chief financial officer, executive vice president of sales and executive vice president. Prior to CDW, Mr. Harczak was a partner at PricewaterhouseCoopers LLP. CDW is a provider of technology products and services and was a public company until it was acquired and became privately held in 2007. Mr. Harczak is a director of Tech Data Corporation (NASDAQ GS: TECD), a distributor of technology products from IT hardware and software producers. Mr. Harczak is a current Class I director who was previously elected by holders of Common Shares.

        LeRoy T. Carlson.    LeRoy T. Carlson was appointed Chairman Emeritus (an executive officer) of TDS in February 2002. Prior to that time, he was the Chairman of TDS for more than five years. Mr. Carlson's term as a member of the TDS board of directors expired at the TDS 2008 annual meeting on May 22, 2008, and Mr. Carlson did not stand for re-election as a TDS director. He became a director emeritus of TDS following the TDS 2008 annual meeting. Mr. Carlson is the father of LeRoy T. Carlson, Jr. and Walter C.D. Carlson. LeRoy T. Carlson is a current Class I director who was previously elected by TDS as the sole holder of Series A Common Shares.

        John E. Rooney.    John E. Rooney has been the President and Chief Executive Officer of U.S. Cellular (an executive officer of U.S. Cellular and deemed to be an executive officer of TDS under SEC rules) for more than five years. Mr. Rooney is currently a director of First Midwest Bancorp, Inc., a diversified financial services company. Mr. Rooney is a current Class I director who was previously elected by TDS as the sole holder of Series A Common Shares.

  The board of directors recommends a vote "FOR" the above nominees.

        The following additional information is provided in connection with the election of directors.

Other Directors

Class II Directors—Terms Scheduled to Expire in 2010

        The following persons are current Class II directors whose terms expire at the 2010 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Paul-Henri Denuit	74	Director of U.S. Cellular and Private Investor	1988

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
Ronald E. Daly	62	Director of U.S. Cellular and Private Investor	2004
Kenneth R. Meyers	55	Director and Chief Accounting Officer of U.S. Cellular and Executive Vice President and Chief Financial Officer of TDS	1999

Background of Class II Directors

        Paul-Henri Denuit.    Mr. Denuit is a private investor. Prior to retiring from S.A. Coditel in 2001, Paul-Henri Denuit served as managing director of S.A. Coditel for more than five years. He was also the chairman of its board of directors.

        Ronald E. Daly.    Mr. Daly is a private investor. Mr. Daly was the president and chief executive officer of Océ-USA Holding, Inc. between 2002 and 2004. Océ-USA Holding, Inc. is the North American operations of Netherlands based Océ-N.V., a publicly-held global supplier of high-technology digital document management and delivery solutions. Prior to joining Océ-USA Holding, Inc., Mr. Daly worked for R.R. Donnelley for 38 years, most recently as president of R.R. Donnelley Printing Solutions. Mr. Daly also serves as a director of SuperValu, a major distributor, wholesaler and retailer in the food service industry.

        Kenneth R. Meyers.    Effective January 1, 2007, Kenneth R. Meyers was appointed Executive Vice President and Chief Financial Officer (an executive officer) of TDS, Chief Accounting Officer (an executive officer) of U.S. Cellular and Chief Accounting Officer (an executive officer) of TDS Telecommunications Corporation ("TDS Telecom"), a subsidiary of TDS which operates local telephone companies. Mr. Meyers was also appointed as a director of TDS and TDS Telecom effective January 1, 2007. Prior to that, he was the Executive Vice President—Finance, Chief Financial Officer and Treasurer (an executive officer) of U.S. Cellular for more than five years.

Class III Directors—Terms Scheduled to Expire in 2011

        The following persons are current Class III directors whose terms will expire at the 2011 annual meeting of shareholders:

Elected by Holders of Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
J. Samuel Crowley	58	Director of U.S. Cellular and Private Investor	1998

Elected by Holder of Series A Common Shares

Name	Age	Position with U.S. Cellular and Principal Occupation	Served as Director since
LeRoy T. Carlson, Jr.	62	Chairman and Director of U.S. Cellular and President and Chief Executive Officer of TDS	1984
Walter C.D. Carlson	55	Director of U.S. Cellular, non-executive Chairman of the Board of TDS and Partner, Sidley Austin LLP, Chicago, Illinois	1989

Background of Class III Directors

        J. Samuel Crowley.    Mr. Crowley is a private investor. Between 2005 and 2007, he was the chief operating officer of Gold's Gym International, the nation's largest chain of co-ed fitness facilities. Between 2004 and 2005, Mr. Crowley was a private investor. Between 2002 and 2003, Mr. Crowley was Senior Vice President—New Ventures at Michaels Stores, Inc., a publicly-held national specialty retail company. Between 2000 and 2002, he was a business strategy consultant with Insider Marketing, a high tech marketing consulting firm. Prior to that, Mr. Crowley was employed by CompUSA, Inc., a national retailer and reseller of personal computers and related products and services, for more than five years, most recently as executive vice president of operations.

        LeRoy T. Carlson, Jr.    LeRoy T. Carlson, Jr., has been the Chairman (an executive officer) of U.S. Cellular, and the President and Chief Executive Officer (an executive officer) of TDS, for more than five years. Mr. Carlson also serves on the board of directors of TDS. He is also a director and Chairman (an executive officer) of TDS Telecom. He is the son of LeRoy T. Carlson and the brother of Walter C.D. Carlson.

        Walter C.D. Carlson.    Walter C.D. Carlson has been a partner of the law firm of Sidley Austin LLP for more than five years and is a member of its executive committee. The law firm of Sidley Austin LLP provides legal services to U.S. Cellular and TDS on a regular basis. See "Certain Relationships and Related Transactions" below. Mr. Carlson does not provide legal services to U.S. Cellular, TDS or their subsidiaries. Mr. Carlson serves on the board of directors of TDS and was elected non-executive Chairman of the Board of TDS in 2002. He is the son of LeRoy T. Carlson and the brother of LeRoy T. Carlson, Jr.

 CORPORATE GOVERNANCE

Board of Directors

        The business and affairs of U.S. Cellular are managed by or under the direction of the board of directors. The board of directors consists of nine members. Holders of Common Shares elect 25% of the directors rounded up to the nearest whole number, or three directors based on a board size of nine directors. TDS, as the sole holder of Series A Common Shares, elects the remaining six directors. As of the record date, TDS has 100% of the voting power in the election of such six directors, approximately 70.1% of the voting power in the election of the remaining three directors and approximately 95.8% of the voting power in all other matters.

        U.S. Cellular's Code of Ethics for directors is available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Code of Business Conduct and Ethics for Officers and Directors.

Director Independence and New York Stock Exchange Listing Standards

        Prior to September 15, 2008, U.S. Cellular Common Shares were listed on the American Stock Exchange ("AMEX"). In January 2008, the NYSE Euronext, the parent company of the New York Stock Exchange ("NYSE"), entered into an agreement to acquire the AMEX. The NYSE completed such acquisition in October 2008 and continues to operate the AMEX as a separate stock exchange, primarily for smaller capitalization companies. As a result of such events, U.S. Cellular voluntarily transferred the listing of its Common Shares from the AMEX to the NYSE effective September 15, 2008. Accordingly, U.S. Cellular was subject to the listing standards applicable to companies that have equity securities listed on the AMEX prior to September 15, 2008, and became subject to the listing standards applicable to companies which have equity securities listed on the NYSE on and after September 15, 2008. The listing standards of the NYSE are similar in many respects to the listing standards of the AMEX, except that the NYSE includes additional requirements with respect to certain matters.

        Under the listing standards of the NYSE, U.S. Cellular is a "controlled company" as such term is defined by the NYSE. U.S. Cellular is a controlled company because over 50% of the voting power of U.S. Cellular is held by TDS. Accordingly, it is exempt from certain listing standards that require listed companies that are not controlled companies to (i) have a board composed of a majority of directors that qualify as independent under the rules of the NYSE, (ii) have a compensation committee composed entirely of directors that qualify as independent under the rules of the NYSE, and (iii) have a nominating/corporate governance committee composed entirely of directors that qualify as independent under the rules of the NYSE.

        As a controlled company, U.S. Cellular is required to have at least three directors who qualify as independent to serve on the Audit Committee. The U.S. Cellular Audit Committee has three members: J. Samuel Crowley, Paul-Henri Denuit and Harry J. Harczak, Jr. Such directors must qualify as independent under the NYSE Listed Company Manual, including Section 303A.02(a) and Section 303A.02(b), and Section 303A.06, which incorporates the independence requirements of Section 10A-3 of the Securities Exchange Act of 1934, as amended ("Section 10A-3"). Except as required by listing standards or SEC rule, U.S. Cellular does not have any categorical standards of independence that must be satisfied.

        Pursuant to the requirements of the NYSE Listed Company Manual, the U.S. Cellular board of directors affirmatively determined that each member of the Audit Committee has no material relationship with U.S. Cellular, either directly or as a partner, shareholder or officer of an organization that has a relationship with U.S. Cellular, and that each of such persons is independent (pursuant to Section 303A.02(a), Section 303A.02(b) and Section 10A-3) considering all relevant facts and circumstances, including commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, if any.

        Such relevant facts and circumstances included the following: None of such persons is an employee or officer of U.S. Cellular, TDS or any other member of the TDS Consolidated Group. None of such persons has any direct or indirect business relationships and/or fee arrangements with the TDS Consolidated Group and none of such persons receives any compensation from the TDS Consolidated

Group except for his services as a director and member of Board committees of U.S. Cellular. None of such persons has any relationship or arrangement with the TDS Consolidated Group other than in his capacity as a director of U.S. Cellular. Each of such persons qualifies as independent under each of the categorical standards in Section 303A.02(b) of the NYSE Listed Company Manual. Each of such persons qualifies as independent under Section 10A-3 because none of such persons receives any compensatory fee from any member of the TDS Consolidated Group and is not an "affiliated person" with respect to any member of the TDS Consolidated Group. None of such persons is an "immediate family member" (as defined by Section 303A.02(b)) of any person who is not independent under Section 303A.02 of the NYSE Listed Company Manual. The only relationship and/or fee arrangement which such persons have with the TDS Consolidated Group are as directors and members of Board committees of U.S. Cellular. In 2007, U.S. Cellular purchased $276,986 and TDS purchased an additional $4,636 in products and services from CDW Corporation. Mr. Harczak was an officer and employee of CDW at the time. This interest was not considered to be a direct or indirect material interest to Mr. Harczak at the time. In any event, Mr. Harczak no longer is an officer or employee of CDW.

        In addition, Ronald E. Daly would qualify as an independent director under the listing standards of the NYSE. As a result, four of the nine directors, or 44% of the directors, have been determined to qualify or would qualify as independent under the listing standards of the NYSE.

        Pursuant to Section 303A.12(a) of the NYSE Listed Company Manual, U.S. Cellular's CEO certified to the NYSE that he was not aware of any violation by the company of NYSE corporate governance listing standards, without qualification, at the time that U.S. Cellular first listed shares on the NYSE on September 15, 2008. U.S. Cellular's CEO is required to provide a similar certification to the NYSE on an annual basis within 30 days after each annual meeting. U.S. Cellular expects that its CEO will file a similar certification without qualification with the NYSE within 30 days after the 2009 annual meeting.

Meetings of Board of Directors

        Our board of directors held five meetings during 2008. Each incumbent director attended at least 75 percent of the total number of meetings of the board of directors (held during 2008 at which time such person was a director) and at least 75 percent of the total number of meetings held by each committee of the board on which such person served (during the periods of 2008 that such person served).

Corporate Governance Guidelines

        Under NYSE listing standards, U.S. Cellular is required to adopt and disclose corporate governance guidelines that address certain specified matters. U.S. Cellular has adopted Corporate Governance Guidelines that address (i) Board structure, (ii) director qualification standards, (iii) director responsibilities, orientation and continuing education, (iv) director compensation, (v) Board resources and access to management and independent advisors, (vi) annual performance evaluation of the Board, (vii) Board committees, (viii) management succession and (ix) periodic review of the guidelines. A copy of such guidelines are available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Corporate Governance Guidelines, and is available in print to any shareholder who requests it.

Audit Committee

        The primary function of the Audit Committee is to (a) assist the Board of Directors of U.S. Cellular in its oversight of (1) the integrity of U.S. Cellular's financial statements, (2) U.S. Cellular's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of U.S. Cellular's internal audit function and independent auditors; (b) prepare an audit committee report as required by the rules of the SEC to be included in U.S. Cellular's annual proxy statement and (c) perform such other functions as set forth in the U.S. Cellular Audit Committee charter, which shall be deemed to include the duties and responsibilities set forth in Section 10A-3. A copy of U.S. Cellular's Audit Committee charter is available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Audit Comm. Charter, and is available in print to any shareholder who requests it.

        The Audit Committee is currently composed of three members who qualify as independent under NYSE listing standards, including Section 10A-3, as discussed above. The current members of the Audit Committee are J. Samuel Crowley (chairperson), Paul-Henri Denuit and Harry J. Harczak, Jr. The board of directors has determined that each of the members of the Audit Committee is financially literate and has "accounting or related financial management expertise" pursuant to listing standards of the NYSE.

        In addition, although Mr. Harczak previously was an executive officer of CDW Corporation, which provides products and services to U.S. Cellular and its affiliates, this interest was not considered to be a direct or indirect material interest to Mr. Harczak under SEC rules. Nevertheless, U.S. Cellular has elected to disclose the dollar amount of such products and services in this proxy statement. As set forth above under "Election of Directors," U.S. Cellular purchased $276,986 and TDS purchased an additional $4,636 in products and services from CDW in 2007, the last year during which Mr. Harczak served as an executive officer of CDW.

        The board has made a determination that Harry J. Harczak, Jr. is an "audit committee financial expert" as such term is defined by the SEC.

        In accordance with the SEC's safe harbor rule for "audit committee financial experts," no member designated as an audit committee financial expert shall (i) be deemed an "expert" for any other purpose or (ii) have any duty, obligation or liability that is greater than the duties, obligations and liability imposed on a member of the board or the audit committee not so designated. Additionally, the designation of a member or members as an "audit committee financial expert" shall in no way affect the duties, obligations or liability of any member of the audit committee, or the board, not so designated.

        The Audit Committee held ten meetings during 2008.

Pre-Approval Procedures

        The Audit Committee adopted a policy, effective May 6, 2003, as amended as of February 17, 2004 and November 1, 2005, pursuant to which all audit and non-audit services provided by U.S. Cellular's principal independent registered public accounting firm must be pre-approved by the Audit Committee. Under no circumstances may U.S. Cellular's principal independent registered public accounting firm provide services that are prohibited by the Sarbanes Oxley Act of 2002 or rules issued thereunder. Non-prohibited audit related services and certain tax and other services may be provided to U.S. Cellular, subject to such pre-approval process and prohibitions. The Audit Committee has delegated to the chairperson of the Audit Committee the authority to pre-approve services by the independent registered public accountants and to report such approvals to the full Audit Committee at each of its regularly scheduled meetings. The pre-approval policy relates to all services provided by U.S. Cellular's principal independent registered public accounting firm and does not include any de minimis exception.

Review, approval or ratification of transactions with related persons

        The Audit Committee Charter provides that the Audit Committee shall "be responsible for the review and oversight of all related-party transactions, as such term is defined by the rules of the New York Stock Exchange." Related party transactions are addressed in Sections 307.00 and 314.00 of the NYSE Listed Company Manual.

        Section 314.00 of the NYSE Listed Company Manual states that "Related party transactions normally include transactions between officers, directors, and principal shareholders and the company." In general, "related party transactions" would include transactions required to be disclosed in U.S. Cellular's proxy statement pursuant to Item 404 of Regulation S-K of the SEC. Pursuant to Item 404, U.S. Cellular is required to disclose any transaction, which includes any financial transaction, arrangement, or relationship (including any indebtedness or guarantee of indebtedness) or a series of transactions, that has taken place since the beginning of U.S. Cellular's last fiscal year or any currently proposed transaction in which: 1. U.S. Cellular was or is to be a participant, 2. the amount involved exceeds $120,000 and 3. any "related person" had or will have a direct or indirect material interest in the transaction during any part of the fiscal year. For this purpose, in general, the term "related person"

includes any director or executive officer of U.S. Cellular, any nominee for director, any beneficial owner of more than five percent of any class of U.S. Cellular's voting securities and any "immediate family member" of such persons, within the meaning of Item 404.

        Section 314.00 of the NYSE Listed Company Manual provides that "Each related party transaction is to be reviewed and evaluated by an appropriate group within the listed company involved. While the Exchange does not specify who should review related party transactions, the Exchange believes that the Audit Committee or another comparable body might be considered as an appropriate forum for this task. Following the review, the company should determine whether or not a particular relationship serves the best interest of the company and its shareholders and whether the relationship should be continued or eliminated."

        Accordingly, pursuant to such provisions, the U.S. Cellular Audit Committee has review and oversight responsibilities over transactions that are deemed to be related-party transactions under Sections 307.00 and 314.00 of the NYSE Listed Company Manual. Other than the foregoing provisions, U.S. Cellular has no further written document evidencing policies and procedures relating to (i) the types of transactions that are covered by such policies and procedures; (ii) the standards to be applied pursuant to such policies and procedures; or (iii) the persons or groups of persons on the board of directors or otherwise who are responsible for applying such policies and procedures.

        Since the beginning of the last fiscal year, the U.S. Cellular Audit Committee exercised oversight over related-party transactions, but did not take any formal action to approve any related-party transactions.

Compensation Committee

        U.S. Cellular does not have a formal standing compensation committee for all executive compensation, except that long-term equity compensation of executive officers is approved by the Stock Option Compensation Committee, as discussed below. However, LeRoy T. Carlson, Jr., Chairman of U.S. Cellular, functions as the compensation committee for all matters not within the authority of the Stock Option Compensation Committee, but does not do so pursuant to a charter. LeRoy T. Carlson, Jr. does not approve any compensation to himself as Chairman. Mr. Carlson receives no compensation directly from U.S. Cellular. Mr. Carlson is compensated by TDS in connection with his services for TDS and TDS subsidiaries, including U.S. Cellular. A portion of Mr. Carlson's salary and bonus paid by TDS is allocated to U.S. Cellular by TDS, along with other expenses of TDS. This allocation by TDS to U.S. Cellular is done in the form of a single management fee pursuant to the Intercompany Agreement discussed below under "Intercompany Agreement." John E. Rooney, President and Chief Executive Officer of U.S. Cellular, makes recommendations with respect to compensation for the named executive officers other than Mr. Rooney. For further information, see "Compensation Discussion and Analysis" below.

        The basis for the view of the board of directors that it is appropriate for U.S. Cellular not to have a formal independent compensation committee for all executive compensation is that it is controlled by TDS. As a controlled corporation, U.S. Cellular is not required to have an independent compensation committee under listing standards of the NYSE. As a controlled company, except with respect to matters within the authority of the Stock Option Compensation Committee, U.S. Cellular considers it sufficient and appropriate that LeRoy T. Carlson, Jr., who is a director and president and chief executive officer of TDS, approves compensation decisions for U.S. Cellular. As a result of Mr. Carlson's position with TDS, which is the majority shareholder of U.S. Cellular, he represents the interests of all shareholders of U.S. Cellular in his compensation decisions.

Stock Option Compensation Committee

        Although it is not required to do so under NYSE listing standards, U.S. Cellular has a Stock Option Compensation Committee comprised solely of directors that qualify as independent under the rules of the NYSE. In addition, the Stock Option Compensation Committee is comprised of at least two non-employee members of the U.S. Cellular board of directors, each of whom is an "outside director" within the meaning of section 162(m) of the Internal Revenue Code of 1986, as amended, and a

"Non-Employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended.

        The Stock Option Compensation Committee of our board of directors currently consists of J. Samuel Crowley, Ronald E. Daly and Paul-Henri Denuit. The principal functions of the Stock Option Compensation Committee are to consider and approve long-term compensation for executive officers and to consider and recommend to our board of directors new long-term compensation plans or changes in existing plans. The Stock Option Compensation Committee held three meetings during 2008.

        A copy of the current charter of the Stock Option Compensation Committee is not available on U.S. Cellular's web site and, accordingly, is attached hereto as Exhibit A.

        The Stock Option Compensation Committee may delegate power and authority to the Chairman of U.S. Cellular or any executive officer of U.S. Cellular or as otherwise permitted by any applicable long-term incentive plan, except that the Stock Option Compensation Committee may not delegate its power and authority with respect to the long-term compensation of executive officers of U.S. Cellular who are subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended, or as otherwise provided in any applicable long-term incentive plan.

        The executive officers who are subject to Section 16 requirements are set forth under the caption "Executive Officers" in this proxy statement. Except with respect to such persons, the Company's long-term incentive plan does not otherwise currently restrict the ability of the Stock Option Compensation Committee to delegate its power and authority. As a result, currently the Stock Option Compensation Committee may delegate its power and authority to the Chairman or any executive officer of U.S. Cellular except with respect to the long-term stock compensation of the persons identified under the caption "Executive Officers".

        The Stock Option Compensation Committee has not delegated any authority with respect to the executive officers identified in the below Summary Compensation Table.

Compensation Consultant

        Towers-Perrin is U.S. Cellular's primary compensation consultant and is engaged by the U.S. Cellular Human Resources department, rather than by the Chairman who functions as the compensation committee, or the Stock Option Compensation Committee. U.S. Cellular's Human Resources Department supports the Chairman and the Stock Option Compensation Committee in their functions, and uses information produced by the consultant in such support. In 2008, such consultant did not provide any advice as to director compensation and only provided advice as to compensation of officers and employees.

        In 2008, the role of such compensation consultant in determining or recommending the amount or form of executive officer compensation was to provide recommendations on the type and amount of compensation to be granted to officers and non-officers.

        The nature and scope of the assignment, and the material elements of the instructions or directions given to such consultant with respect to the performance of its duties under its engagement, were to make recommendations based on external benchmarking data obtained from its executive compensation survey database. See "Benchmarking" in the below Compensation Discussion and Analysis.

Director Compensation

        Neither LeRoy T. Carlson, Jr. nor the Stock Option Compensation Committee approves director compensation. It is the view of the U.S. Cellular board of directors that this should be the responsibility of the full board of directors. In particular, only non-employee directors receive compensation in their capacity as directors and, as a result, the view of the U.S. Cellular board of directors is that all directors should participate in such decisions, rather than only the Chairman or only some or all of the non-employee directors. U.S. Cellular does not have any stock ownership guidelines for directors.

Other Committees

        Pricing Committee.    U.S. Cellular has a Pricing Committee, consisting of LeRoy T. Carlson, Jr. as Chairman, and John E. Rooney and Kenneth R. Meyers as members. The Pricing Committee does not have a charter. Pursuant to resolutions of the U.S. Cellular board of directors from time to time, the Pricing Committee is authorized to take certain action with respect to financing and capital transactions of U.S. Cellular, such as the issuance, redemption or repurchase of debt or the repurchase of shares of capital stock of U.S. Cellular.

Director Nomination Process

        U.S. Cellular does not have a corporate governance/nominating committee and does not have a corporate governance/nominating committee charter. Under listing standards of the NYSE, U.S. Cellular is exempt from the requirement to have a corporate governance/nominating committee comprised solely of independent directors because it is a controlled company as such term is defined by the NYSE. Instead, the entire board of directors participates in the consideration of director nominees.

        The U.S. Cellular board of directors does not have a formal policy with regard to the consideration of any director candidates recommended by shareholders. Because TDS has sole voting power in the election of directors elected by holders of Series A Common Shares and a majority of the voting power in the election of directors elected by holders of Common Shares, nominations of directors for election by the holders of Series A Common Shares and Common Shares are generally based on the recommendation of TDS. With respect to candidates for director to be elected by the Common Shares, the U.S. Cellular board may from time to time informally consider candidates recommended by shareholders that hold a significant number of Common Shares. The U.S. Cellular board has no formal procedures to be followed by shareholders in submitting recommendations of candidates for director.

        The U.S. Cellular board of directors does not have any specific, minimum qualifications that the board believes must be met by a nominee for a position on the U.S. Cellular board of directors, or any specific qualities or skills that the board believes are necessary for one or more of the U.S. Cellular directors to possess. The U.S. Cellular board of directors has consistently sought to nominate to the board of directors eminently qualified individuals whom the board believes would provide substantial benefit and guidance to U.S. Cellular. The U.S. Cellular board believes that substantial judgment, diligence and care are required to identify and select qualified persons as directors and does not believe that it would be appropriate to place limitations on its own discretion.

        In general, the U.S. Cellular board of directors will nominate existing directors for re-election unless the board has a concern about the director's ability to perform his or her duties. In the event of a vacancy on the board of a director elected by holders of Series A Common Shares, nominations are based on the recommendation of TDS. In the event of a vacancy on the board of a director elected by holders of Common Shares, U.S. Cellular may use various sources to identify potential candidates, including an executive search firm. In addition, the Chairman may consider recommendations by shareholders that hold a significant number of Common Shares. Potential candidates are initially screened by the Chairman and by other persons as the Chairman designates. Following this process, when appropriate, information about the candidate is presented to and discussed by the full board of directors.

        Each of the nominees approved by the U.S. Cellular board for election at the 2009 annual meeting is an executive officer and/or director who is standing for re-election.

        From time to time, U.S. Cellular may pay a fee to an executive search firm to identify potential candidates for election as directors. U.S. Cellular did not pay a fee in 2008 to any third party or parties to identify or evaluate or assist in identifying or evaluating potential new nominees for election of directors at the 2009 annual meeting.

Non-Management Directors and Shareholder Communication with Directors

        As required by NYSE listing standards, the non-management directors of U.S. Cellular meet at regularly scheduled executive sessions without management. Walter C.D. Carlson presides at all meetings of the non-management directors of U.S. Cellular. In addition, as required by NYSE listing standards, the independent directors of U.S. Cellular meet at least once per year in an executive session without management or directors who are not independent.

        Shareholders or other interested parties may send communications to the U.S. Cellular board of directors, to the non-management directors or to specified individual directors of U.S. Cellular at any time. Shareholders or other interested parties should direct their communication to such persons or group in care of the Secretary of U.S. Cellular, c/o Telephone and Data Systems, Inc., 30 N. LaSalle St., Chicago IL 60602. Any shareholder communications that are addressed to the board of directors, the non-management directors or specified individual directors will be delivered by the Secretary to such persons or group.

        Information on communicating with directors is available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Contact the Board.

U.S. Cellular Policy on Attendance of Directors at Annual Meeting of Shareholders

        All directors are invited and encouraged to attend the annual meeting of shareholders, which is normally followed by the annual meeting of the board of directors. In general, all directors attend the annual meeting of shareholders unless they are unable to do so because of unavoidable commitments or intervening events. All nine of the directors attended the 2008 annual meeting of shareholders.

Codes of Ethics for Directors

        As required by Section 303A.10 of the NYSE Listed Company Manual, U.S. Cellular has adopted a Code of Business Conduct and Ethics for Officers and Directors, as amended as of September 15, 2008. This code has been posted to U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Code of Business Conduct and Ethics for Officers and Directors, and is available in print to any shareholder who requests it.

 PROPOSAL 2
AMENDMENT OF COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS

        The U.S. Cellular board of directors approved amendments to the U.S. Cellular Compensation Plan for Non-Employee Directors to increase director compensation, based on a review of director compensation practices in the telecommunications industry and at other comparable companies. A copy of the amended plan is attached hereto as Exhibit B.

        The amended plan is subject to shareholder approval under the rules of the New York Stock Exchange because the amendments are material and the plan involves the issuance of U.S. Cellular equity securities to directors of U.S. Cellular. Accordingly, the U.S. Cellular Compensation Plan for Non-Employee Directors, as amended (the "Directors Plan"), is being submitted for approval by the shareholders at the 2009 Annual Meeting. If approved by shareholders, the Directors Plan will be effective upon such approval. The following is a description of the Directors Plan, as amended.

  Description Of The Plan

        Non-employee directors will receive an annual director's retainer fee of $55,000 paid in cash.

        Non-employee directors will also receive an annual stock award of $55,000 paid in the form of U.S. Cellular Common Shares, which will be distributed in March on or prior to March 15 of each year, beginning March 2009, for services performed during the 12 month period that commenced on March 1 of the immediately preceding calendar year and ended on the last day of February of the calendar year of payment. The number of shares will be determined on the basis of the closing price of U.S. Cellular Common Shares for the last trading day in the month of February of each year. Notwithstanding the foregoing, the annual stock award of $55,000 to be distributed in March 2009, shall be distributed $45,000 in the form of Common Shares and $10,000 in the form of cash. In addition, a director who is not a citizen of the United States may, at his or her discretion, receive the annual stock award in the form of cash.

        Each non-employee director who serves on the Audit Committee, other than the Chairperson, will receive an annual committee retainer fee of $11,000, and the Chairperson will receive an annual committee retainer fee of $22,000.

        Each non-employee director who serves on the Stock Option Compensation Committee, other than the Chairperson, will receive an annual committee retainer fee of $7,000, and the Chairperson will receive an annual committee retainer fee of $14,000.

        Non-employee directors also will receive a meeting fee of $1,750 for each board or committee meeting attended.

        Under the Directors Plan, annual retainers will be paid in cash on a quarterly basis, as of the last day of each quarter. Fees for all board and committee meetings will be paid in cash on a quarterly basis, as of the last day of each quarter.

        Upon approval of this amended Directors Plan by shareholders, directors will have the authority without further shareholder approval to further amend the Directors Plan from time to time, including amendments to increase the amount of the compensation payable in Common Shares from time to time, provided that the total number of Common Shares issued under the Plan may not exceed the amount previously approved by shareholders.

        A total of 60,000 U.S. Cellular Common Shares were previously approved by shareholders for issuance under the Directors Plan, of which approximately 12,000 Common Shares have been issued as of February 28, 2009.

        Pursuant to Section 303A.08 of the New York Stock Exchange Listed Company Manual, the authorization to issue Common Shares pursuant to the Directors Plan shall expire ten years after the date of shareholder approval on May 19, 2009, unless reapproved by shareholders. If for any reason shares cannot be issued pursuant to the requirements of the New York Stock Exchange or otherwise, the value of such shares that cannot be issued shall be paid in the form of cash.

  Federal Income Taxes

        In general, a non-employee director who is issued Common Shares under the Directors Plan will recognize taxable compensation in the year of issuance in an amount equal to the fair market value of such Common Shares on the date of issuance, and U.S. Cellular will be allowed a deduction for federal income tax purposes at the time the non-employee director recognizes taxable compensation equal to the amount of compensation recognized by such non-employee director.

        In general, a non-employee director's basis for Common Shares received under the Directors Plan will be the amount recognized as taxable compensation with respect to such Common Shares, and a non-employee director's holding period for such shares will begin on the date the non-employee director recognizes taxable compensation with respect to the shares.

        The foregoing tax effects may be different if Common Shares are subject to restrictions imposed by Section 16(b) of the Exchange Act. In such case, a non-employee director who is issued Common Shares under the Directors Plan will recognize taxable compensation on the issued shares when the restrictions on such shares imposed by Section 16(b) of the Exchange Act lapse, unless the non-employee director makes an appropriate election under Section 83(b) of the Internal Revenue Code of 1986, as amended, to be taxed at the time of issuance of the shares.

        In general, a non-employee director will recognize taxable compensation in the year of payment of the cash annual retainer or meeting fees in an amount equal to such cash payment, and in the year of payment U.S. Cellular will be allowed a deduction for federal income tax purposes equal to the compensation recognized by such non-employee director.

  Plan Benefits

        No disclosure is being made of the benefits or amounts that will be received by or allocated to any participants because the benefit or amount is not determinable until earned and paid.

        The board of directors recommends a vote "FOR" approval of the Compensation Plan for Non-Employee Directors, as amended.

 PROPOSAL 3
U.S. CELLULAR 2005 LONG-TERM INCENTIVE PLAN, AS AMENDED

        On March 17, 2009, the U.S. Cellular board of directors approved an amendment to the U.S. Cellular 2005 Long-Term Incentive Plan (the "Plan") authorizing 2,600,000 additional Common Shares, par value $1.00 per share ("Common Shares") to be issued under the Plan, subject to shareholder approval. In addition, since the Plan was last approved by shareholders in 2005, there have been certain amendments to the Plan that were not material and that were not submitted for approval by shareholders. A copy of the amended Plan (the "Amended Plan"), reflecting the increase in the authorized Common Shares and all other amendments since the Plan was last approved by shareholders, is attached hereto as Exhibit C.

        Accordingly, the Amended Plan is being submitted for approval by shareholders at the 2009 annual meeting. If approved by shareholders, the Amended Plan will be effective upon approval. The following is a description of the Amended Plan.

  Description Of The Amended Plan

        General.    Under the Amended Plan, U.S. Cellular may grant incentive stock options ("ISOs") and nonqualified stock options, stock appreciation rights ("SARs"), restricted stock awards and restricted stock unit ("RSU") awards, performance awards and company match awards for deferred bonus payments, as described below. Common Shares granted under the Amended Plan may be authorized and unissued shares, authorized and issued shares that are reacquired and held as treasury or otherwise or a combination thereof. A total of 9,600,000 Common Shares have been reserved for issuance under the Amended Plan, subject to adjustment in the event of a stock split, stock dividend or other changes in capital structure of U.S. Cellular. The number of available shares is reduced by the sum of the aggregate number of Common Shares which are or become subject to outstanding awards. To the extent that Common Shares subject to an outstanding award are not issued or delivered, or are returned to U.S. Cellular, by reason of the expiration, termination, cancellation or forfeiture of such award, the settlement of such award in cash, or by reason of the delivery or withholding of Common Shares to pay all or a portion of the exercise price of an award, if any, or to satisfy all or a portion of the tax withholding obligations relating to an award, then such Common Shares again will be available under the Amended Plan.

        Effective Date and Termination.    The Plan became effective as of February 22, 2005 and, unless terminated earlier by the board of directors, the Amended Plan will terminate on February 22, 2015.

        Purposes.    The purposes of the Amended Plan are to:

  •
  align the interests of the shareholders of U.S. Cellular and the key executive and management employees of U.S. Cellular and certain of its affiliates by increasing the proprietary interest of such employees in U.S. Cellular's growth and success;

  •
  advance the interests of U.S. Cellular by attracting and retaining key executive and management employees of U.S. Cellular and such affiliates; and

  •
  motivate such employees to act in the long-term best interests of U.S. Cellular's shareholders.

        Amendment.    The U.S. Cellular board of directors may amend the Amended Plan as it deems advisable, subject to any requirement of shareholder approval under applicable law, rule or regulation (including Section 162(m) and Section 422 of the Internal Revenue Code of 1986, as amended (the "Code")), and any rule of the principal national stock exchange on which the Common Shares are then traded, except that no amendment may be made without shareholder approval if such amendment would:

  •
  increase the maximum number of Common Shares available for issuance under the Amended Plan (subject to adjustment for certain changes in the capital structure of U.S. Cellular); or

  •
  with respect to any ISO granted under the Amended Plan, effect any change inconsistent with Section 422 of the Code.

        Eligibility.    Subject to limitations set forth in the Amended Plan with respect to particular types of awards, participants in the Amended Plan may consist of such key executive and management employees of U.S. Cellular or certain of its affiliates, as the Committee (as defined below) may select from time to time. U.S. Cellular and its affiliates currently have approximately 1,850 key executive and management employees.

        Maximum Award.    Subject to adjustment in the event of changes in the capital structure of U.S. Cellular, and to the extent necessary for an award to be "qualified performance-based compensation" under Section 162(m) of the Code:

  •
  the maximum number of Common Shares with respect to which options or SARs (or a combination thereof) may be granted during any calendar year to any employee is 175,000;

  •
  the maximum number of Common Shares with respect to which restricted stock or RSU awards subject to performance measures (or a combination thereof) may be granted during any calendar year to any employee is 50,000; and

  •
  the maximum amount that may be paid to any employee under a performance award for any performance period is 50,000 Common Shares or the fair market value of such Common Shares if paid in cash.

        Administration.    The Amended Plan will be administered by a committee (the "Committee") designated by the board of directors, consisting of one or more members of the board of directors, each of whom is an "outside director" within the meaning of Section 162(m) of the Code and a "Non-Employee Director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee will select those eligible persons for participation in the Amended Plan as the Committee determines and will determine the form and timing of each award and, if applicable, the number of Common Shares, the number of SARs and the number of RSUs subject to such an award, the exercise price or base price of the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the agreement evidencing the award. The Committee may impose conditions with respect to the grant of an award, such as limiting competitive employment or other activities.

        The Committee also will have authority to prescribe rules and regulations for administering the Amended Plan and to decide questions of interpretation or application of any provision of the Amended Plan.

        The approval by the full board of directors, as well as the affirmative vote of a majority of the members of the Committee, is required for any grant of stock options, restricted stock or RSU awards or similar stock-based compensation if the number of Common Shares which could be issued pursuant to such award, when added to the then currently outstanding Common Shares plus the number of Common Shares then subject to purchase or receipt pursuant to all grants of stock options, employee stock purchase plans, restricted stock or RSU awards and any other plan or program pursuant to which Common Shares of U.S. Cellular have been optioned or granted, whether vested or not, would result in U.S. Cellular no longer satisfying the eligibility requirements, under Section 1504 of the Code, to file a consolidated tax return with TDS.

        Except in connection with certain changes in the capital structure of U.S. Cellular, the Committee may not reduce the exercise price of an outstanding stock option or the base price of an outstanding SAR without the approval of U.S. Cellular's stockholders.

        Delegation.    The Committee may delegate some or all of its power and authority under the Amended Plan to the Chairman or other executive officer of U.S. Cellular as it deems appropriate; provided, however, that the Committee may not delegate its power and authority regarding:

  •
  the selection for participation in the Amended Plan of:

  o
  the Chief Executive Officer of U.S. Cellular (or any employee who is acting in such capacity), one of the four highest compensated officers of U.S. Cellular (other than the Chief Executive Officer), or any other person deemed to be a "covered employee" within the meaning of Section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period the award to be granted to such employee may result in taxable income to the employee, or

    o
    an officer or other person subject to section 16 of the Exchange Act; or

  •
  decisions concerning the timing, pricing or amount of an award granted to such an employee, officer or other person.

        Performance Measures.    The Committee may establish performance measures as follows:

  •
  as a condition to the grant or exercisability of all or a portion of an option or SAR;

  •
  as a condition to the grant of restricted stock or RSU awards; or

  •
  during the applicable restriction or performance period as a condition to the award recipient's receipt, in the case of restricted stock awards, of the Common Shares subject to such awards, or in the case of RSU awards or performance awards, of the Common Shares subject to such awards or the cash amount payable with respect to such awards (or a combination thereof).

        To the extent necessary for an award to be "qualified performance-based compensation" within the meaning of Section 162(m) of the Code, the performance measures shall include one or more of the following:

  •
  the attainment by a Common Share of a specified fair market value for a specified period of time;

  •
  return to shareholders (including dividends);

  •
  return on assets, equity or capital;

  •
  customer satisfaction or defections;

  •
  gross or net customer additions;

  •
  sales and marketing costs per gross customer addition;

  •
  revenues, earnings or earnings per share;

  •
  average revenue per customer unit;

  •
  market share;

  •
  cash flow; and/or

  •
  cost reduction goals.

        Stock Options.    The Amended Plan provides for the grant of ISOs and nonqualified options, and that the Committee will determine the number of Common Shares subject to an option, the exercise period of an option, the purchase price per Common Share subject to an option and the other terms of the option, provided that the purchase price per Common Share is not less than 100% of the fair market value of such Common Share on the date of grant of the option. The exercise of an option entitles the optionee to receive whole Common Shares. The aggregate fair market value (determined as of the date the option is granted) of the Common Shares with respect to which ISOs are exercisable for the first time by the optionee in any calendar year (under the Amended Plan and any other incentive stock option plan of U.S. Cellular or any related corporation) may not exceed $100,000. ISOs granted under the Amended Plan may not be exercised later than ten years from the date of grant. In the case of any eligible employee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of all classes of stock of U.S. Cellular or any related corporation, the purchase price per share of any ISO granted under the Amended Plan may not be less than 110% of the fair market value of a Common Share on the date of grant, and the exercise period may not exceed five years from the date of grant.

        Upon exercise of a stock option which was awarded prior to March 7, 2006 to an employee who is an officer, the purchase price may be paid in cash, by delivery of unencumbered whole Common Shares that have been owned by the option holder for at least six months or purchased by the option holder on the open market ("mature shares"), by authorizing U.S. Cellular to withhold whole Common Shares that otherwise would be delivered, by a combination of cash and delivery of mature shares, or, to the extent legally permissible, through an arrangement between the option holder and a broker-dealer acceptable to U.S. Cellular for the payment of the purchase price.

        Upon exercise of a stock option which was awarded on or after March 7, 2006 to an employee who is an officer, the purchase price may be paid by authorizing U.S. Cellular to withhold whole Common Shares that otherwise would be delivered or by the delivery of mature shares.

        Upon exercise of a stock option by an employee other than an officer, the purchase price may be paid in cash, by delivery of mature shares, by a combination of cash and delivery of mature shares, or, to the extent legally permissible, through an arrangement between the option holder and a broker-dealer acceptable to U.S. Cellular for the payment of the purchase price.

        All of the terms relating to the exercise or cancellation of a stock option upon a termination of employment, whether by reason of disability, retirement, death or other reason, will be determined by the Committee.

        Stock Appreciation Rights.    The Amended Plan provides for the grant of SARs. The number of SARs, the period for the exercise of an SAR, whether the SAR shall be freestanding or granted in tandem or by reference to an option and any performance measures or other terms applicable to an SAR will be determined by the Committee. The Committee also will determine the base price of a freestanding SAR, provided that the base price shall not be less than 100% of the fair market value of a Common Share on the date of grant. The base price of an SAR granted in tandem or by reference to an option will be the purchase price per Common Share of the related option. The Committee will determine whether SARs shall be settled in Common Shares, cash or a combination thereof. All of the terms relating to the exercise or cancellation of an SAR upon a termination of employment, whether by reason of disability, retirement, death or other reason, will be determined by the Committee.

        Restricted Stock and RSU Awards.    The Amended Plan provides for the grant of restricted stock and RSU awards. An award of restricted stock entitles the holder to Common Shares subject to a restriction period. An RSU is a right to receive, upon termination of the restriction period, a Common Share, or the fair market value of such share in cash, as specified by the agreement evidencing the award. An award of restricted stock or RSUs may be made upon the attainment of performance measures or may be subject to the attainment of performance measures during the applicable restriction period. The number of Common Shares subject to an award of restricted stock or RSUs, the restriction period, any performance measures, and the other terms of a restricted stock or RSU award will be determined by the Committee. Shares of restricted stock and RSUs are subject to forfeiture if the holder does not remain continuously employed by U.S. Cellular or an affiliate during the restriction period or, if the restricted stock or RSU is subject to performance measures, if such performance measures are not attained during the restriction period. All of the terms related to the termination of the restriction period or the satisfaction of performance measures, or the forfeiture and cancellation of a restricted stock or RSU award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the Committee.

        Unless otherwise set forth in an award agreement and subject to the terms and conditions of a restricted stock award, the holder of a restricted stock award will have all rights as a shareholder of U.S. Cellular, including the right to vote and receive dividends or other distributions and the right to participate in any capital adjustment applicable to all shareholders of U.S. Cellular, with respect to the shares of restricted stock subject to the award.

        Prior to the settlement of an RSU award in Common Shares, the holder of such RSU award shall have no rights as a shareholder of U.S. Cellular with respect to the Common Shares subject to such award; however, the agreement for the award may allow the holder of the RSU award to receive, on a current or deferred basis, dividend equivalents on such RSU award and may also provide interest on, or the deemed reinvestment of, any deferred dividend equivalents.

        Performance Awards.    The Amended Plan provides for the grant of performance awards. Each performance award is a right, contingent upon the attainment of specified performance measures within a specified performance period, to receive payment in cash or Common Shares (which may be restricted stock) or a combination thereof, as specified by the agreement evidencing the award. The amount of a performance award, the applicable performance measures and performance period, and the other terms of a performance award will be determined by the Committee. If the specified performance measures are not attained during the applicable performance period, then the award recipient generally forfeits all rights to receive the cash or Common Shares subject to the performance award. All of the terms related to the termination of the performance period or the satisfaction of performance measures, or the forfeiture and cancellation of a performance award upon a termination of employment, whether by reason of disability, retirement, death or any other reason, will be determined by the Committee.

        Company Match Awards.    The Amended Plan permits an eligible employee selected by the Committee to elect to defer all or a portion of his or her annual bonus to a deferred compensation account under the Amended Plan. If a selected employee elects to defer under the Amended Plan all or a portion of his or her annual bonus, a company match award will be allocated to the employee's deferred compensation account in an amount equal to the sum of:

  •
  25% of the deferred bonus amount which is not in excess of one-half of the employee's gross bonus for the year, and

  •
  33 1/3% of the deferred bonus amount which is in excess of one-half of the employee's gross bonus for the year.

An employee will be fully vested in the deferred bonus amounts credited to his or her deferred compensation account. One-third of the company match award credited to the employee's deferred compensation account will become vested on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that such employee remains continuously employed by U.S. Cellular or an affiliate until such date and the related deferred bonus amount has not been withdrawn or distributed before such date. Any company match award that is not vested as of the date that the related deferred bonus amount is withdrawn or distributed will be forfeited as the date of the withdrawal or distribution. Without regard to the previous provisions of this paragraph, the company match award will become fully vested upon the employee's permanent disability prior to separation from service or the employee's separation from service due to retirement or death.

        Amounts credited to an employee's deferred compensation account will be deemed to be invested in phantom Common Shares at the time the amounts are credited to the deferred compensation account.

        Payment of deferred compensation generally will be in accordance with the employee's distribution date elections, provided that if an employee is a "specified employee" within the meaning of Section 409A of the Code, and is entitled to payment by reason of the employee's separation from service, no portion of his or her deferred compensation account subject to Section 409A of the Code will be paid before the date which is six months after the date of the employee's separation from service (or if earlier, the date of the employee's death). Payment of deferrals related to bonus years prior to 2009 generally will be in a lump sum or installments, as elected by the employee. Payment of deferrals related to 2009 and bonus years thereafter will be in a lump sum.

        In addition, the Committee may approve a distribution of all or a portion of an employee's vested deferred compensation account in the event of an unforeseeable emergency causing the employee severe financial hardship. In the event an employee receives a distribution from his or her deferred compensation account due to unforeseeable emergency, any deferral election by the employee in effect under the Amended Plan immediately will be cancelled.

        All payments of deferred compensation will be made in whole Common Shares and cash equal to the fair market value of any fractional share.

Federal Income Tax Consequences

        The following is a brief summary of certain U.S. federal income tax consequences, pursuant to the laws in effect as of the date of this Proxy Statement, of awards made under the Amended Plan. U.S. federal income tax laws are complex and subject to different interpretations, and the following summary is not a complete description of the possible U.S. federal income tax consequences of awards made under the Amended Plan.

        Nonqualified Stock Options.    An award recipient will not recognize taxable income at the time of grant of a nonqualified stock option, and U.S. Cellular will not be entitled to a corporate income tax deduction at that time. An award recipient will recognize compensation taxable as ordinary income

(subject to income tax withholding) upon exercise of a nonqualified stock option equal to the excess of the fair market value on the date of exercise of the shares purchased over their exercise price, and U.S. Cellular will be entitled to a corresponding corporate income tax deduction, except to the extent the limit of Section 162(m) of the Code applies.

        Incentive Stock Options.    An award recipient will not recognize taxable income at the time of grant or at the time of exercise of an ISO, and U.S. Cellular will not be entitled to a corporate income tax deduction at that time. However, the excess of the fair market value on the date of exercise of the shares purchased over their exercise price is included in alternative minimum taxable income subject to the alternative minimum tax. If the shares acquired by exercise of an ISO are not disposed of during the period ending on the later of: (i) two years from the date the option was granted and (ii) one year from the date the shares were transferred to the award recipient, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and U.S. Cellular will not be entitled to any corporate income tax deduction. If, however, such shares are disposed of within such two or one year period, then upon such disposition of the shares:

  •
  if the amount realized upon the disposition is equal to or greater than the fair market value of the shares on the date of exercise:

  o
  the amount, if any, by which such fair market value exceeds the option exercise price of the shares will be treated as compensation taxable as ordinary income to the award recipient in the year of the disposition; and

  o
  the amount, if any, realized in excess of such fair market value will be treated as short-term or long-term capital gain;

  •
  if the amount realized upon the disposition is less than the fair market value of the shares on the date of exercise but not less than the option exercise price of the shares, the excess of the amount realized upon the disposition over the option exercise price will be treated as compensation taxable as ordinary income to the award recipient in the year of the disposition;

  •
  if the amount realized upon the disposition is less than the option exercise price of the shares, the excess of the option exercise price over the amount realized will be treated as short-term or long-term capital loss;

and U.S. Cellular will be entitled to a corporate income tax deduction in the year of the disposition to the extent the award recipient realizes ordinary income therefrom, except to the extent the limit of Section 162(m) of the Code applies.

        SARs.    An award recipient will not recognize taxable income at the time of grant of an SAR, and U.S. Cellular will not be entitled to a corporate income tax deduction at that time. In the case of an SAR settled in Common Shares, cash or a combination of both, an award recipient will recognize compensation taxable as ordinary income (subject to income tax withholding) upon exercise in an amount equal to the fair market value of any Common Shares delivered and any cash paid by U.S. Cellular, and U.S. Cellular will be entitled to a corresponding corporate income tax deduction, except to the extent the limit of Section 162(m) of the Code applies.

        Restricted Stock.    An award recipient will not recognize taxable income at the time of grant of shares of restricted stock, and U.S. Cellular will not be entitled to a corporate income tax deduction at such time, unless the award recipient makes an election with the Internal Revenue Service, within 30 days after the date of grant, to be taxed at the time the shares of restricted stock are granted. If such election is made, the award recipient will recognize compensation taxable as ordinary income (subject to income tax withholding) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the award recipient will recognize compensation taxable as ordinary income (subject to income tax withholding) at the time the restrictions on the shares lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. U.S. Cellular is entitled to a corresponding corporate income tax deduction at the time the ordinary income is recognized by the award recipient, except to the extent the limit of Section 162(m) of the Code applies. In addition, an award recipient receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions on the shares lapse will recognize compensation taxable as ordinary income (subject to income tax withholding), rather than dividend income, in an amount equal to the dividends paid, and U.S. Cellular will be entitled to a corresponding corporate income tax deduction, except to the extent the limit of Section 162(m) of the Code applies.

        Restricted Stock Units.    An award recipient will not recognize taxable income at the time of grant of an RSU, and U.S. Cellular will not be entitled to a corporate income tax deduction at such time. An award recipient will recognize compensation taxable as ordinary income (subject to income tax withholding) at the time the restrictions on the award lapse in an amount equal to the fair market value of any shares delivered and any cash paid by U.S. Cellular, and U.S. Cellular will be entitled to a corresponding corporate income tax deduction, except to the extent the limit of Section 162(m) of the Code applies.

        Performance Awards.    An award recipient will not recognize taxable income at the time of grant of a performance award, and U.S. Cellular will not be entitled to a corporate income tax deduction at such time. Upon the settlement of a performance award in the form of unrestricted Common Shares, cash or a combination of both, the award recipient will recognize compensation taxable as ordinary income (subject to income tax withholding) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by U.S. Cellular, and U.S. Cellular will be entitled to a corresponding corporate income tax deduction, except to the extent the limit of Section 162(m) of the Code applies. Upon the settlement of a performance award in the form of restricted stock, the federal income tax consequences associated with such restricted stock shall be determined in accordance with the above section titled "Restricted Stock."

        Deferral of Annual Bonus Amount and Company Match Award.    An award recipient will not recognize taxable income:

  •
  at the time of deferral of any annual bonus amount which he or she properly elects not to receive currently by deferring such amount into a deferred compensation account; or

  •
  upon the grant of a company match award,

and U.S. Cellular will not be entitled to a corporate income tax deduction at such time.

        At the time the award recipient receives a distribution from his or her deferred compensation account, the award recipient will recognize the distributed amount as compensation taxable as ordinary income (subject to income tax withholding), and U.S. Cellular will be entitled to a corresponding corporate income tax deduction, except to the extent the limit of Section 162(m) of the Code applies.

        Section 162(m) of the Internal Revenue Code.    Section 162(m) of the Code generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to each of the corporation's Chief Executive Officer and the corporation's three most highly compensated executive officers other than the Chief Executive Officer and Chief Financial Officer. However, certain types of compensation paid to such executives are not subject to the $1 million deduction limit. One such type is "qualified performance based compensation." Qualified performance based compensation must satisfy all of the following requirements:

  •
  the compensation must be payable solely on account of the attainment of pre-established objective performance measures;

  •
  the performance measures must be determined by a committee consisting solely of two or more "outside directors;"

  •
  the material terms under which the compensation is to be paid, including the performance measures, must be approved by a majority of the corporation's stockholders; and

  •
  the committee administering the plan must certify that the applicable performance measures were satisfied before payment of any performance based compensation is made.

Compensation payable with respect to stock options and SARs will be considered qualified performance based compensation, however, if such awards (i) have a purchase or base price at least equal to the fair market value of the underlying Common Shares on the date of grant; (ii) are granted by a committee consisting solely of two or more "outside directors" and (iii) satisfy the share limits described in the above section titled "Maximum Award."

        It is intended that the Committee, which will administer the Amended Plan, will consist solely of two or more "outside directors" as defined for purposes of Section 162(m) of the Code. As a result, and based on regulations published by the United States Department of the Treasury, certain compensation under the Amended Plan, such as that payable with respect to (i) options and SARs; (ii) restricted stock and RSUs granted as a result of the attainment of objective performance measures or with restrictions based upon the attainment of objective performance measures; and (iii) performance awards, may not be subject to the $1 million deduction limit under Section 162(m) of the Code. Other compensation under the Amended Plan, such as that payable with respect to (i) restricted stock and RSUs not granted as a result of the attainment of objective performance measures with restrictions not based upon the attainment of objective performance measures and (ii) company match awards, generally is expected to be subject to such limit.

Change in Control

        Notwithstanding any provision in the Amended Plan or any agreement, in the event of a Change in Control, the board of directors may, but will not be required to, make such adjustments to outstanding awards under the Amended Plan as it deems appropriate, including, without limitation:

  •
  causing all outstanding options and SARs to immediately become exercisable in full;

  •
  causing the restriction period applicable to any outstanding restricted stock award, and to the extent permissible under Section 409A of the Code, any RSU award, to lapse;

  •
  to the extent permissible under Section 409A of the Code, causing the performance period applicable to any outstanding performance award to lapse;

  •
  causing any RSU award or performance award to vest;

  •
  causing the performance measures applicable to any outstanding award (if any) to be deemed to be satisfied at the minimum, target or maximum level;

  •
  causing the amount in a deferred compensation account attributable to a company match to vest; or

  •
  electing that each outstanding award will be surrendered to U.S. Cellular by the holder thereof, and that each such award will immediately be canceled by U.S. Cellular, and that the holder will receive, within sixty days following the occurrence of a Change in Control (or with respect to an award that is subject to section 409A of the Code, at the time the award would have been paid if a Change in Control had not occurred), a cash payment from U.S. Cellular; or

  •
  substituting for each Common Share subject to an outstanding award the number and class of shares into which an outstanding Common Share will be converted pursuant to the Change in Control (and adjusting the purchase price or base price, if any, accordingly).

        For the definition of Change in Control, see U.S. Cellular's 2005 Long-Term Incentive Plan, as amended, attached as Exhibit C to this proxy statement.

        The following table specifies the number of Common Shares which are subject to options, the value and number of phantom Common Shares which are subject to company match awards, and the value and number of restricted stock unit awards for each of the named executives and certain other groups of participants under the Amended Plan as of December 31, 2008. Only awards that are outstanding as of December 31, 2008 are listed because future awards are not determinable.

PLAN BENEFITS
2005 LONG-TERM INCENTIVE PLAN

		Company Match Award (2)		Restricted Stock Units
Name	Number Of Common Shares Subject To Options(1)	Dollar Value(3)	Number of Shares	Dollar Value(3)	Number of Shares
John E. Rooney President and Chief Executive Officer	136,000	$311,804	7,211	$—	—
Steven T. Campbell Executive Vice President-Finance, Chief Financial Officer and Treasurer	51,339	$—	—	$425,179	9,833
Jay M. Ellison Executive Vice President and Chief Operating Officer	142,520	$26,030	602	$1,078,752	24,948
Michael S. Irizarry Executive Vice President—Engineering and Chief Technical Officer	96,157	$—	—	$762,494	17,634
Jeffrey J. Childs Senior Vice President and Chief Human Resources Officer	78,500	$—	—	$484,202	11,198
Other Executives	48,826	$10,594	245	$136,768	3,163

Executive Group	553,342	$348,428	8,058	$2,887,395	66,776
Non-Executive Director Group	—	$—	—	$—	—
Non-Executive Employee Group	1,072,480	$55,650	1,287	$16,877,523	390,322

Total	1,625,822	$404,078	9,345	$19,764,918	457,098

(1)
Since the exercise price for all options is equal to the fair market value of the Common Shares on the grant date, no value was assigned to the options for purposes of the above table.

(2)
Represents the dollar value and the number of shares of the company match award, which is represented by phantom Common Shares of U.S. Cellular.

(3)
The dollar value as of December 31, 2008 is calculated using the closing price of Common Shares on December 31, 2008 of $43.24.

        This description of the 2005 Long-Term Incentive Plan, as amended, is a summary only and is qualified by the terms of the 2005 Long-Term Incentive Plan, as amended, itself, a copy of which is attached to this proxy statement as Exhibit C.

        The board of directors recommends a vote "FOR" approval of the 2005 Long-Term Incentive Plan, as amended.

 PROPOSAL 4
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        We anticipate continuing the services of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year. Representatives of PricewaterhouseCoopers LLP, which served as our independent registered public accounting firm for the last fiscal year, are expected to be present at the annual meeting of shareholders and will have the opportunity to make a statement and to respond to appropriate questions raised by shareholders at the annual meeting or submitted in writing prior thereto.

        We are not required to obtain shareholder ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm by the Bylaws or otherwise. However, we have elected to seek such ratification by the affirmative vote of the holders of a majority of the votes cast by shares entitled to vote with respect to such matter at the annual meeting. Should the shareholders fail to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm, the board of directors will consider whether to retain such firm for the year ending December 31, 2009.

        The board of directors recommends a vote "FOR" ratification of the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the current fiscal year.

 FEES PAID TO PRINCIPAL ACCOUNTANTS

        The following sets forth the aggregate fees (including expenses) billed by U.S. Cellular's principal accountants, PricewaterhouseCoopers LLP, for 2008 and 2007:

	2008	2007
Audit Fees(1)	$1,920,819	$2,505,166
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees(2)	1,500	1,500

Total Fees(3)	$1,922,319	$2,506,666

(1)
Represents the aggregate fees billed by PricewaterhouseCoopers LLP for professional services rendered for the audit of the annual financial statements for the years 2008 and 2007 included in U.S. Cellular's Form 10-K for each of these years and the reviews of the financial statements included in U.S. Cellular's Forms 10-Q for each of these years, including the attestation and report relating to internal control over financial reporting as well as accounting research, review of financial information included in other SEC filings and the issuance of consents and comfort letters.

(2)
Represents the aggregate fees billed by PricewaterhouseCoopers LLP for services, other than services covered in (1) above, for the years 2008 and 2007.

(3)
Amounts do not include fees billed by PricewaterhouseCoopers LLP directly to TDS. Although TDS bills U.S. Cellular an overall management fee pursuant to the Intercompany Agreement discussed below, TDS does not specifically identify and allocate fees of PricewaterhouseCoopers LLP to U.S. Cellular.

        The Audit Committee determined that the payment of fees for non-audit related services does not conflict with maintaining PricewaterhouseCoopers LLP's independence.

        See U.S. Cellular's web site, www.uscellular.com, under "Corporate Governance—Audit Committee Charter," for information relating to the Audit Committee's pre-approval policies.

 AUDIT COMMITTEE REPORT

        This report is submitted by the current members of the Audit Committee of the board of directors of U.S. Cellular identified below. The Audit Committee operates under a written charter adopted by the U.S. Cellular board of directors, a copy of which is available on U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Audit Comm. Charter.

        Management is responsible for U.S. Cellular's internal controls and the financial reporting process. U.S. Cellular utilizes services from the TDS internal audit staff, which performs testing of internal controls and the financial reporting process. U.S. Cellular's independent registered public accounting firm is responsible for performing an independent audit of U.S. Cellular's consolidated financial statements in accordance with auditing standards generally accepted in the United States of America, and issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

        In this context, the Audit Committee held meetings with management, the TDS internal audit staff and representatives of PricewaterhouseCoopers LLP, U.S. Cellular's independent registered public accounting firm for 2008. In these meetings, the Audit Committee reviewed and discussed the audited financial statements as of and for the year ended December 31, 2008. Management represented to the Audit Committee that U.S. Cellular's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and representatives of PricewaterhouseCoopers LLP.

        The discussions with PricewaterhouseCoopers LLP also included the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended, relating to information regarding the scope and results of the audit. The Audit Committee also received from PricewaterhouseCoopers LLP written disclosures and a letter regarding its independence as required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and this information was discussed with PricewaterhouseCoopers LLP.

        Based on and in reliance upon these reviews and discussions, the Audit Committee recommended to the board of directors that the audited financial statements as of and for the year ended December 31, 2008 be included in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2008.

        By the members of the Audit Committee of the board of directors of U.S. Cellular:

J. Samuel Crowley Chairperson	Paul-Henri Denuit	Harry J. Harczak, Jr.

 EXECUTIVE OFFICERS

        The following executive officers of U.S. Cellular were identified in the above tables regarding the election of directors: LeRoy T. Carlson, Jr., Chairman; John E. Rooney, President and Chief Executive Officer; and Kenneth R. Meyers, Chief Accounting Officer. The following table identifies the other executive officers who are currently serving but are not identified in the above tables regarding the election of directors. The age of the following persons is as of the date of this proxy statement.

Name	Age	Position with U.S. Cellular
Steven T. Campbell	57	Executive Vice President—Finance, Chief Financial Officer and Treasurer
Jay M. Ellison	56	Executive Vice President and Chief Operating Officer
Michael S. Irizarry	47	Executive Vice President—Engineering and Chief Technical Officer
Jeffrey J. Childs	52	Senior Vice President and Chief Human Resources Officer

        Steven T. Campbell.    Steven T. Campbell has been the Executive Vice President—Finance, Chief Financial Officer and Treasurer of U.S. Cellular since March 6, 2007. Prior to that time, he was Executive Vice President—Finance, Chief Financial Officer, Treasurer and Controller of U.S. Cellular since January 1, 2007. Prior to that time, he was Vice President and Controller since June 2005. Prior to that time, he was vice president—financial operations at 3Com Corporation from 2003 to 2005 and vice president-finance and operations at CommWorks Corporation, a subsidiary of 3Com Corporation, from 2000 to 2003.

        Jay M. Ellison.    Jay M. Ellison was appointed Executive Vice President and Chief Operating Officer on March 3, 2005. He joined U.S. Cellular on September 5, 2000 as Executive Vice President—Operations.

        Michael S. Irizarry.    Michael S. Irizarry was appointed Executive Vice President—Engineering and Chief Technical Officer on May 6, 2003. He joined U.S. Cellular as Executive Vice President—Engineering and Chief Technical Officer on February 18, 2002. Prior to that time, he was vice president—network, for the midwest area at Verizon Wireless from 2000 to 2001.

        Jeffrey J. Childs.    Jeffrey J. Childs was appointed Senior Vice President and Chief Human Resources Officer on May 8, 2007. He joined U.S. Cellular and was appointed Senior Vice President—Human Resources on February 17, 2004. Prior to that time, he was president and owner of Childs Consulting Services, LLC and senior partner of Brimstone Consulting Group since May 2001. From November 1999 to February 2001, Mr. Childs was vice president—human resources & corporate services at SecurityLink from Ameritech.

        All of our executive officers devote all their employment time to the affairs of U.S. Cellular, except for LeRoy T. Carlson, Jr., Chairman, and Kenneth R. Meyers, Chief Accounting Officer. LeRoy T. Carlson, Jr., who is employed by TDS as its President and Chief Executive Officer, and Kenneth R. Meyers, who is employed by TDS as its Executive Vice President and Chief Financial Officer, devote a portion of their time to the affairs of U.S. Cellular.

Codes of Business Conduct and Ethics Applicable to Officers

        As required by Section 303A.10 of the NYSE Listed Company Manual, U.S. Cellular has adopted a Code of Business Conduct and Ethics for Officers and Directors, that also complies with the definition of a "code of ethics" as set forth in Item 406 of Regulation S-K of the SEC. The foregoing code has been posted to U.S. Cellular's internet website, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Code of Business Conduct and Ethics for Officers and Directors, and is available in print to any shareholder who requests it.

        In addition, U.S. Cellular has adopted a broad Code of Business Conduct that is applicable to all officers and employees of U.S. Cellular and its subsidiaries. The foregoing code has been posted to U.S. Cellular's web site, www.uscellular.com, under About Us—Investor Relations—Corporate Governance—Code of Conduct, and is available in print to any shareholder who requests it. U.S. Cellular intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendment to any of the foregoing codes, by posting such information to U.S. Cellular's internet website. Any waivers of any of the foregoing codes for directors or executive officers will be approved by U.S. Cellular's board of directors or an authorized committee thereof, as applicable, and disclosed in a Form 8-K that is filed with the SEC within four business days of such waiver.

 EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion And Analysis

        This Compensation Discussion and Analysis discusses the compensation awarded to, earned by, or paid to the executive officers identified in the below Summary Compensation Table.

Overview

        U.S. Cellular's compensation policies for executive officers are intended to provide incentives for the achievement of corporate and individual performance goals and to provide compensation consistent with the financial performance of U.S. Cellular. U.S. Cellular's policies establish incentive compensation performance goals for executive officers based on factors over which such officers have substantial control and which are important to U.S. Cellular's long-term success. U.S. Cellular believes compensation should be related to the financial performance of U.S. Cellular and should be sufficient to enable U.S. Cellular to attract and retain individuals possessing the talents required for long-term successful performance. Nevertheless, although performance influences compensation and awards, all elements of compensation are discretionary and officers do not become entitled to any compensation or awards as a result of the achievement of performance levels. Compensation is not earned until approved and paid or awarded.

        As a controlled corporation, U.S. Cellular is not required to have an independent compensation committee under listing standards of the New York Stock Exchange or otherwise. Although U.S. Cellular does not have an independent compensation committee for all executive compensation, long-term equity compensation elements of executive officers are approved by a fully independent Stock Option Compensation Committee, as discussed below.

        LeRoy T. Carlson, Jr., Chairman of U.S. Cellular, functions as the compensation committee for all matters not within the authority of the Stock Option Compensation Committee, but does not do so pursuant to a charter. Mr. Carlson does not approve any compensation to himself as Chairman. Mr. Carlson receives no compensation directly from U.S. Cellular. Mr. Carlson is compensated by TDS in connection with his services for TDS and TDS subsidiaries, including U.S. Cellular. A portion of Mr. Carlson's salary and bonus paid by TDS is allocated to U.S. Cellular by TDS, along with other expenses of TDS. This allocation by TDS to U.S. Cellular is done in the form of a single management fee pursuant to the Intercompany Agreement discussed below under "Intercompany Agreement." U.S. Cellular directors or officers in such capacities do not receive any compensation paid or awarded by TDS to TDS officers.

        As a controlled company, except with respect to matters within the authority of the Stock Option Compensation Committee, U.S. Cellular considers it sufficient and appropriate that LeRoy T. Carlson, Jr. as Chairman of U.S. Cellular, who receives no compensation directly from U.S. Cellular and who is a director and president of TDS, approves compensation decisions for U.S. Cellular. As a result of Mr. Carlson's position with TDS, the majority shareholder of U.S. Cellular, he represents the interests of all shareholders of U.S. Cellular in his compensation decisions with respect to U.S. Cellular.

        As noted above, although it is not required to do so under New York Stock Exchange listing standards, U.S. Cellular has a Stock Option Compensation Committee comprised solely of directors that qualify as independent under the rules of the New York Stock Exchange. The Stock Option Compensation Committee currently consists of J. Samuel Crowley, Ronald E. Daly and Paul-Henri Denuit. The principal functions of the Stock Option Compensation Committee are to consider and approve long-term compensation for executive officers and to consider and recommend to the board of directors new long-term compensation plans or changes in existing plans.

        Specifically, the charter of the Stock Option Compensation Committee provides that it shall consider, review and approve the long-term compensation of officers and key employees of U.S. Cellular, involving the grant of stock options, stock appreciation rights ("SARs") and other long-term compensation or compensation based on performance under U.S. Cellular's stock option or other long-term compensation or incentive plans. The charter also provides that the committee shall consider, approve and recommend to the board of directors any new stock option or other long-term compensation or incentive plans and the amendment or termination of U.S. Cellular's existing stock option or other long-term compensation or incentive plans.

        Under its charter, the Stock Option Compensation Committee may delegate its power and authority to the Chairman of U.S. Cellular or any executive officer of U.S. Cellular or as otherwise permitted by any applicable long-term incentive plan, except that the Stock Option Compensation Committee may not delegate its power and authority with respect to the long-term compensation of executive officers of U.S. Cellular who are subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended, or as otherwise provided in any applicable long-term incentive plan. The Stock Option Compensation Committee has not delegated any authority with respect to the officers identified in the below Summary Compensation Table. The Stock Option Compensation Committee has delegated authority to the Chairman or an executive officer of U.S. Cellular only with respect to persons who are not officers.

        As discussed above, the Chairman and Stock Option Compensation Committee may also rely on the services of U.S. Cellular's compensation and employee benefits consultant.

Objectives and Reward Structure of U.S. Cellular's Compensation Programs

        The above Overview generally describes the objectives and reward structure of U.S. Cellular's compensation programs. This section further discusses, with respect to the officers identified in the Summary Compensation Table, (1) the objectives of U.S. Cellular's compensation programs and (2) what the compensation programs are designed to reward.

        The objectives of U.S. Cellular's compensation programs for executive officers of U.S. Cellular, and their relationship to the reward structure, generally are to:

  •
  support U.S. Cellular's overall business strategy and objectives;

  •
  attract and retain high quality management;

  •
  link individual compensation with attainment of individual performance goals and with attainment of business unit and U.S. Cellular objectives; and

  •
  provide competitive compensation opportunities consistent with the financial performance of U.S. Cellular.

        The primary financial focus of U.S. Cellular is the increase of long-term shareholder value through growth, measured primarily in such terms as customer additions, customer disconnects, revenues, cash flow and return on capital. Compensation decisions are made subjectively, considering these performance measures, as well as all other appropriate facts and circumstances. U.S. Cellular's compensation policies for executive officers are designed to reward the achievement of such corporate performance goals, as discussed below.

        U.S. Cellular's compensation programs are designed to reward for the performance of U.S. Cellular on both a short-term and long-term basis. With respect to the officers identified in the Summary Compensation Table, the design of compensation programs and performance rewarded is similar but with some differences for (1) the President and CEO and (2) the other executive officers.

        The non-equity compensation of the President and CEO of U.S. Cellular is approved by the Chairman, LeRoy T. Carlson, Jr., functioning as the compensation committee. The Chairman evaluates the performance of the President and CEO of U.S. Cellular in light of the annual and ongoing objectives for U.S. Cellular and the attainment of those objectives, and sets, or, with respect to equity compensation, recommends to the Stock Option Compensation Committee, the elements of compensation for the President and CEO based on such performance evaluation and compensation principles, as discussed below.

        With respect to the officers identified in the Summary Compensation Table other than the President and CEO, the Chairman reviews the President's evaluation of the performance of such executive officers and sets the annual base and bonus compensation levels for such executive officers, and recommends long-term compensation to the Stock Option Compensation Committee based on such performance evaluations and compensation principles, as discussed below.

Elements of Compensation

        This section discusses, with respect to the officers identified in the Summary Compensation Table, (i) each element of compensation paid to such officers, (ii) why U.S. Cellular chooses to pay each element of compensation, (iii) how U.S. Cellular determines the amount or formula for each element to pay and (iv) how each compensation element and U.S. Cellular's decisions regarding that element fit into U.S. Cellular's overall compensation objectives and affect decisions regarding other elements.

        Each element of compensation paid to officers is as follows:

  •
  Annual Cash Compensation

  o
  Salary

  o
  Bonus

  •
  Long-term equity compensation pursuant to Long-Term Incentive Plan

  o
  Stock Awards

      –
      Bonus Stock Unit Match Awards

      –
      Restricted Stock Unit Awards, sometimes referred to as "RSUs"

  o
  Stock Options

  •
  Other Benefits and Plans Available to Identified Officers

  o
  Deferred Compensation

  o
  SERP

  o
  Perquisites

  •
  Other Generally Applicable Benefits and Plans

  o
  Employee Stock Purchase Plan

  o
  Tax Deferred Savings Plan

  o
  Pension Plan

  o
  Health and Welfare Plans

        U.S. Cellular chooses to pay or provide these elements of compensation, considering common compensation practices of peers and other companies with similar characteristics, in order to support U.S. Cellular's overall business strategy and objectives. U.S. Cellular recognizes that it must compensate its executive officers in a competitive manner comparable to other similar companies in order to attract and retain high quality management, attain business objectives and financial performance and increase shareholder value. Executive compensation is intended to provide an appropriate balance between the long-term and short-term performance of U.S. Cellular, and also a balance between U.S. Cellular's financial performance and shareholder return.

        Each element of compensation and total compensation is determined or recommended on the basis of an analysis of multiple factors rather than specific measures of performance. U.S. Cellular has not established permanent guidelines or formulae to be used in determining annual executive compensation or the mix of compensation elements. Instead, each year, based on input from its compensation consultant, including compensation survey information, U.S. Cellular develops a compensation program for that year and establishes elements of compensation and determines how they fit together overall and in the manner described in the following discussion.

        As noted above, the elements of executive compensation consist of both annual cash and long-term equity compensation. Annual cash compensation consists of base salary and an annual bonus. Annual compensation decisions are based partly on individual and corporate short-term performance and partly on the individual and corporate cumulative long-term performance during the executive's tenure in his or her position, particularly with regard to the President and CEO. Long-term equity compensation is intended to compensate executives primarily for their contributions to long-term increases in shareholder value and is generally provided through the grant of stock options and restricted stock units.

        The process of approving or recommending the elements of compensation begins with an evaluation of the appropriate compensation elements for each officer, based on the particular duties and responsibilities of the officer, as well as compensation elements for comparable positions at other companies in the telecommunications and other industries. See "Benchmarking" below.

        The Chairman and Stock Option Compensation Committee also have access to numerous performance measures and financial statistics prepared by U.S. Cellular. This financial information includes the audited financial statements of U.S. Cellular, as well as internal financial reports such as budgets and actual results, operating statistics and other analyses. They also may consider such other factors that they deem appropriate in making their compensation recommendations or decisions. Ultimately, it is the informed judgment of the Chairman and/or the Stock Option Compensation Committee, after reviewing the compensation information provided by the Senior Vice President and Chief Human Resource Officer of U.S. Cellular and considering the recommendation of the President and/or Chairman, that determines the elements of compensation for executive officers.

        Annually, the President recommends the base salary for the named executive officers other than the President, and the Chairman approves such base salaries and determines the base salary of the President. The 2008 rows under column (c), "Salary," in the below Summary Compensation Table include the dollar value of base salary (cash and non-cash) earned by the identified officers during 2008, whether or not paid in such year.

        In addition, the President recommends the annual bonus for the named executive officers other than the President, and the Chairman approves such bonuses and determines the bonus of the President, as discussed below. The 2008 rows under column (d), "Bonus," of the below Summary Compensation Table, represent the dollar value of bonus (cash and non-cash) earned by the identified officers during 2008, whether or not paid in such year. Bonuses for 2007 performance were not earned by the officers until they were approved and awarded in 2008. As a result, bonuses with respect to 2007 performance are included in the below Summary Compensation Table in the 2008 rows.

        The Stock Option Compensation Committee also annually determines long-term equity compensation awards to the named executive officers under the U.S. Cellular 2005 Long-Term Incentive Plan, which awards generally have included stock options, restricted stock units and bonus match units.

        The named executive officers received an award of restricted stock units in 2008 based on the achievement of certain levels of corporate and individual performance in 2007, as discussed below. The 2008 rows under column (e), "Stock Awards," of the Summary Compensation Table include the dollar amounts of expense recognized for financial statement reporting purposes with respect to 2008. Officers may also receive bonus match units, as discussed below.

        The named executive officers also received an award of stock options in 2008 based primarily on the achievement of certain levels of individual performance in 2007, as discussed below. The 2008 rows under column (f), "Option Awards," of the Summary Compensation Table include the dollar amounts of expense recognized for financial statement reporting purposes with respect to 2008.

        Grants of equity awards to the President and CEO and the other executive officers are generally made at the same time each year. U.S. Cellular generally grants equity awards other than bonus match units on the first business day in April each year. U.S. Cellular grants bonus match units on the date that annual bonus amounts are paid each year. U.S. Cellular may also make grants of equity awards during other times of the year as it deems appropriate. U.S. Cellular does not backdate stock options and does not have any program, plan or practice to time the grant of awards in coordination with the release of material non-public information. The exercise price of stock options is based on the closing price on the date of grant.

        The Chairman and the Stock Option Compensation Committee do not consider an officer's outstanding equity awards or stock ownership levels when determining the value of the long-term incentive award component of such officer's compensation because they consider outstanding equity awards to represent compensation for past services.

        Performance targets are intended to promote growth without encouraging officers to take unnecessary and excessive risks that might threaten the value of U.S. Cellular. U.S. Cellular does not have incentive plans pursuant to which officers become entitled to compensation as a result of the achievement of a certain level of performance regardless of the risk undertaken. Instead, all compensation is discretionary and, as a result, could be reduced or not awarded if an officer caused U.S. Cellular to undertake unauthorized risk. In any event, U.S. Cellular believes that its controls and monitoring would not permit officers to undertake unauthorized risk.

Benchmarking

        U.S. Cellular engages in benchmarking using surveys from Towers Perrin as described below.

        For annual cash compensation for the named executive officers other than the President and CEO, Towers Perrin completed a job specific market pay analysis of U.S. Cellular's executive officers base pay. Executive officer positions were compared and matched to survey positions based on current role responsibilities. The source of market data was the 2007 Towers Perrin Executive Compensation Database. Competitive cash compensation data (base salaries) are from general industry (not industry specific), and represent data for stand-alone companies of U.S. Cellular's revenue size. Competitive pay levels were determined through regression analysis, a statistical technique that considers the relationship between revenue responsibility and compensation. U.S. Cellular's projected revenues of $4.0 billion were used for executive officer positions.

        In addition, for the 2008 annual equity compensation awards, market benchmark data was obtained from the Towers Perrin 2007 Compensation Data Bank Executive Compensation Database. The database contained 429 companies that represented a diverse range of companies across all industries, including companies from the telecommunications, electronics, manufacturing and consumer products sectors. For comparison purposes, Towers Perrin provided market benchmark data based on a blended average basis with 67% of the total based on telecommunications industry data and 33% based on general industry data contained in the database. In addition, the benchmark data provided was based on only those companies that had approximate annual revenues in the $3 billion to $6 billion revenue range. This database was used to benchmark the equity compensation awards to the named executive officers, and also for the annual cash compensation of the President and CEO of U.S. Cellular.

        U.S. Cellular believes that the Towers Perrin databases provide a reasonably accurate reflection of the competitive market for annual cash compensation and long-term equity incentives necessary to compensate and retain current executives and attract future executives to positions at U.S. Cellular. In addition, U.S. Cellular believes this methodology is more statistically valid than solely benchmarking these elements of compensation to the peer group of companies used for calculating the Stock Performance Graph in the Annual Report to Shareholders.

        U.S. Cellular reviews or considers this broad-based third-party survey for only general purposes, including to obtain a general understanding of current compensation practices. U.S. Cellular, the Chairman and the Stock Option Compensation Committee rely upon and consider to be material only the aggregated survey data prepared by Towers Perrin. The identities of the individual companies included in the survey are not considered in connection with any individual compensation decisions because this information is not considered to be material.

        U.S. Cellular also considers the companies in the peer group index included in the "Stock Performance Graph" that is included in the U.S. Cellular annual report to shareholders, as discussed below, as well as other companies in the telecommunications industry and other industries, to the extent considered appropriate, based on similar size, function, geography or otherwise. This information is used to generally understand the market for general compensation arrangements for executives, but is not used for benchmarking purposes.

        U.S. Cellular selected the Dow Jones U.S. Telecommunications Index, a published industry index, for purposes of the performance graph in 2007 and 2008. As of December 31, 2007, the Dow Jones U.S.

Telecommunications Index was composed of the following companies: AT&T Inc., CenturyTel Inc., Cincinnati Bell Inc., Citizens Communications Co. (Series B), Embarq Corp., IDT Corp. (Class B), Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., Qwest Communications International Inc., RCN Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), Time Warner Telecom, Inc., U.S. Cellular, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp. As of December 31, 2008, this index also includes Frontier Communications Corp. but no longer includes Citizens Communications Co. or IDT Corp.

Company Performance

        The degree to which performance measures and objectives were achieved are discussed below separately for those that are stated in quantitative terms and separately for those that are stated in non-quantitative terms.

        The achievement levels of objectives and performance measures that are stated in quantitative terms and the assessment of how well U.S. Cellular did as a whole during the year includes primarily the performance measures used in connection with the bonus plan discussed below and, potentially to a lesser degree, other performance measures as well.

        Each year, U.S. Cellular calculates an overall percentage of U.S. Cellular performance based on its Executive Bonus Plan. The following performance measures are considered in evaluating the achievements of the eligible participants for purposes of the Executive Bonus Plan: Consolidated Cash Flow; Consolidated Revenue; Postpay Customer Disconnects; Return on Capital; and Customer Addition Equivalents.

        The following table shows the calculation of the overall performance percentage for 2007 based on the 2007 Executive Bonus Plan for bonuses approved and paid in 2008. The below amounts cannot be derived from the financial statements. The results of markets that are owned but not managed by U.S. Cellular are not included in the below amounts. The Actual and Target results include only the results of markets that are managed by U.S. Cellular and over which U.S. Cellular officers have influence.

Performance Measures	Actual Results for 2007	Final Adjusted Target for 2007	Actual as a % of Target	Minimum Achievement of Target (%) for Payout (Threshold)	Prorated % of Target Bonus Earned	Weight	Weighted Avg % of Target Bonus
Consolidated Cash Flow (in millions)	$1,067.3	$1,100.5	97.0%	90.0%	81.9%	17.5%	14.3%
Consolidated Revenue (in millions)	$3,852.6	$3,725.2	103.4%	95.0%	168.39%	20.0%	33.7%
Postpay Customer Disconnects (in thousands)*	858	876	97.9%	110.0%	121.2%	20.0%	24.2%
Return on Capital Percent	7.15%	7.93%	90.1%	85.0%	60.9%	25.0%	15.2%
Gross Customer Addition Equivalents (in thousands)	1,244	1,364	91.2%	92.0%	0.00%	17.5%	0.0%

Overall Company Performance (prorated % of target bonus)						100.0%	87.5%

*
Lower number is better.

        As shown above, the minimum threshold was achieved for all targets for 2007 except with respect to Gross Customer Addition Equivalents.

        The overall average percentage achieved with respect to 2007 was calculated to be 87.5%. Nevertheless, the entire amount of the bonus pool is discretionary and subject to approval by the Chairman. Pursuant to this discretionary authority, the Chairman adjusted the overall bonus pool to 107.0% of target. This was done because U.S. Cellular had a number of key accomplishments in 2007, including the year-to-year change in Gross Customer Additions which was favorable compared to performance by the national carriers.

        The achievement levels of objectives and performance measures that are stated in non-quantitative terms are discussed below under Performance Objectives and Accomplishment.

Performance Objectives and Accomplishments

        In addition to Company and/or business unit performance, the Chairman and the President consider personal objectives and performance. The personal objectives that the President considered in his evaluation of each of the named executive officers other than the President are almost entirely composed of team objectives of the management group. There was no minimum level of achievement of any of those objectives required before salary could be increased. The following identifies the significant objectives as well as the accomplishment of these objectives in 2007 relating to the bonus earned and paid in 2008. The Chairman also considered these team objectives and performance in his evaluation of the President, as discussed below.

  •
  U.S. Cellular did not fully achieve its target for Consolidated Cash Flow. However, the Chairman considered that the company achieved growth of 18.5% in 2007 over 2006.

  •
  U.S. Cellular over-achieved with respect to its target for Consolidated Revenue.

  •
  U.S. Cellular over-achieved with respect to its target for Postpay Customer Disconnects.

  •
  U.S. Cellular did not fully achieve its target for Return on Capital Percent. However, the Chairman considered that the company achieved improvement to 7.93% in 2007 from 6.26% in 2006.

  •
  U.S. Cellular did not achieve its target for Gross Customer Addition Equivalents. However, the Chairman considered that the company achieved growth of 3.1% in 2007 over 2006.

  •
  U.S. Cellular strengthened its competitive positioning in the market with the launch of several new products and services, the introduction of 21 new handset devices and the completion of almost 300 retail and agent store builds, remodels and redesigns.

  •
  U.S. Cellular improved its network coverage, capacity and performance through the addition of 441 new cell sites, upgrades to all of its switches and other enhancements.

  •
  U.S. Cellular won the J.D. Power and Associates Award for overall call quality among wireless telephone users in the North Central Region for the fourth consecutive reporting period.

  •
  U.S. Cellular's retail postpay churn of 1.43%, which was improved from 1.56% in 2006.

  •
  Total service ARPU of $51.13 increased by $3.90 or 8.3% from the 2006 level.

  •
  U.S. Cellular demonstrated progress and improved results in certain of its recently launched markets.

        Each of Steven T. Campbell, Jay M. Ellison, Michael S. Irizarry and Jeffrey J. Childs was considered to have made a significant contribution to the aforementioned performance achievements and, accordingly, each such named executive officer was considered to far exceed expectations.

Annual Cash Compensation

        Annually, the Chairman determines the President and CEO's base salary. With respect to the other executive officers, the President recommends and the Chairman approves annually each such executive officer's base salary based on his evaluation of the performance of U.S. Cellular and each executive officer. In connection with the foregoing, the President and/or Chairman consider such factors and circumstances as they may deem relevant, as discussed below.

        Significant facts and circumstances that the Chairman considered in approving the annual cash compensation of all of the named executive officers, and that the President considered in recommending the annual cash compensation of the named executive officers other than the President, are as follows: the fact that U.S. Cellular is a public company; the fact that U.S. Cellular is primarily a regional competitor and that some of its competitors are national or global telecommunications companies that are much larger than U.S. Cellular, possess greater resources, possess more extensive coverage areas and more spectrum within some coverage areas, and market other services with their communications services that U.S. Cellular does not offer; U.S. Cellular's performance in 2007, as discussed above; the performance objectives and achievements and the extent to which the officer was considered to have contributed to such achievements in 2007, as discussed above; the publicly-available benchmark information of cash compensation of U.S. Cellular's publicly-held peers and other publicly-held companies, as discussed above; certain ranges and metrics for the individual officers based on such benchmarks, as discussed below; and the overall views and feedback of U.S. Cellular personnel. In addition, the President and/or Chairman considered additional facts and circumstances with respect to each of the named executive officers as discussed below.

        The Chairman uses the above sources and makes a determination of appropriate ranges of base salary for each named executive officer, based on the recommendations of the President of U.S. Cellular with respect to all named executive officers other than the President of U.S. Cellular. The base salary of each executive officer is set at a level considered to be appropriate in the judgment of the Chairman based on an assessment of the responsibilities and performance of such executive officer, taking into account the facts and circumstances discussed above. No specific performance measures are determinative in the base salary compensation decisions of executive officers. Instead, all such facts and circumstances are taken into consideration by the President and the Chairman in their executive compensation decisions. Ultimately, it is the informed judgment of the Chairman based on the recommendation of the President that determines an executive officer's base salary based on the total mix of information rather than on any specific measures of performance.

        The following discusses annual cash compensation with respect to each of the named executive officers.

  Base Salary

        President and CEO.    The 2007 base salary of John E. Rooney was $790,000. On February 21, 2008, the Chairman approved an increase in the base salary of John E. Rooney to $855,000 for 2008, representing an increase of approximately 8.2%.

        The range considered to be appropriate in the judgment of the Chairman in approving John E. Rooney's base salary for 2008 as President was approximately $780,000 to $935,000. This range was based on a survey from U.S. Cellular's compensation consultant, Towers Perrin, and represented the 50th to 75th percentiles, respectively, of a population of comparable base salaries. The population of comparable base salaries was comprised one-half of the base salaries of the chief executive officers of public companies and one-half of the base salaries of the chief executive officers of subsidiaries of publicly-held companies, similar in size to U.S. Cellular, recognizing the fact that U.S. Cellular is both a public company as well as a subsidiary of a public company. See "Benchmarking" above. The base salary approved for Mr. Rooney for 2008 of $855,000 was approximately 110% of the 50th percentile salary. The salary of the President and CEO is believed to be within the median of the range considered to be appropriate in the judgment of the Chairman.

        The Chairman also considered the achievement levels of objectives and performance measures that are stated in quantitative terms and the assessment of how well U.S. Cellular did as a whole during the year. As discussed above, the adjusted overall Company performance was 107% of target. See "Company Performance" above.

        The Chairman also considered the extent to which the President contributed to U.S. Cellular's performance. As the President and Chief Executive Officer of U.S. Cellular, John E. Rooney is the principal executive officer of U.S. Cellular and supervises and controls all of the business and affairs of U.S. Cellular. As a result, Mr. Rooney is primarily responsible for the performance of U.S. Cellular.

        The Chairman also considered the achievement of objectives and performance measures that are stated in non-quantitative terms (and the level of achievement of such objectives and measures), which include the same items as discussed under "Performance Objectives and Accomplishments" above. There was no minimum level of achievement of those objectives required before salary could be increased. As the President and Chief Executive Officer of U.S. Cellular, Mr. Rooney is primarily responsible for such objectives and accomplishments, as discussed above.

        The Chairman also considered the general facts and circumstances discussed above under "Annual Cash Compensation." Additional significant facts and circumstances that the Chairman considered in determining John E. Rooney's annual cash compensation are as follows: Mr. Rooney's position and the fact that, as President and Chief Executive Officer, Mr. Rooney is primarily responsible for the performance of U.S. Cellular; the fact that Mr. Rooney has held this position and has been employed by U.S. Cellular since 2000; and the Chairman's view that Mr. Rooney significantly contributed to the growth and development of U.S. Cellular since that time and the performance of U.S. Cellular since that time.

        For disclosure purposes, the base salary of the President and CEO for 2009 was increased to $882,000, representing an increase of approximately 3% over the 2008 base salary. This will be reflected in next year's proxy statement.

        Other Named Executive Officers.    The base salary of each of the other named executive officers is also believed to be within the median of the range considered to be appropriate in the judgment of the Chairman. The ranges considered to be appropriate in the judgment of the Chairman in approving the base salary of the other named executive officers was based on a survey from U.S. Cellular's compensation consultant, Towers Perrin, and represented the 25th to the 75th percentiles of a population of comparable base salaries based on current role responsibilities. See "Benchmarking" above. In addition, see generally "Company Performance", "Performance Objectives and Accomplishments" and "Annual Cash Compensation" above for other factors considered in setting the annual base salary. The following discusses the annual base salary with respect to each of the other named executive officers.

        Executive Vice President, Chief Financial Officer and Treasurer.    Steven T. Campbell's base salary effective March 1, 2007 was $377,881. The range considered to be appropriate for him for 2008 in his capacity as Executive Vice President, Chief Financial Officer and Treasurer was approximately $415,000 to $575,000 based on the benchmarking survey discussed above. The median of this range is approximately $490,000. Mr. Campbell's base salary was increased to $423,000 or by 12% effective March 1, 2008, reflecting his rating of far exceeds expectations for the reasons discussed above and his additional responsibilities as Executive Vice President, Chief Financial Officer and Treasurer. The amount reported in the Summary Compensation Table represents two months at the prior salary and ten months at the new salary, or a total of $415,480.

        Additional significant facts and circumstances that the President and Chairman considered in determining Steven T. Campbell's annual cash compensation are as follows: Mr. Campbell's responsibilities as Executive Vice President, Chief Financial Officer and Treasurer of U.S. Cellular; the fact that Mr. Campbell has held these offices since January 1, 2007 and that prior to that time was employed by U.S. Cellular as its Vice President and Controller since June 1, 2005; and the President's and Chairman's subjective views regarding Mr. Campbell's contributions in such capacities to U.S. Cellular during that time.

        For disclosure purposes, Mr. Campbell's base salary effective March 1, 2009 was increased to $439,920. This will be reflected in the Summary Compensation Table in next year's proxy statement.

        Executive Vice President and Chief Operating Officer.    Jay M. Ellison's base salary effective March 1, 2007 was $508,464. The range considered to be appropriate for him for 2008 in his capacity as Executive Vice President and Chief Operating Officer was approximately $435,000 to $645,000 based on the benchmarking survey discussed above. The median of this range is approximately $530,000. Mr. Ellison's base salary was increased to $549,000 or by 8% effective March 1, 2008, reflecting his rating of far exceeds expectations for the reasons discussed above. The amount reported in the Summary Compensation Table represents two months at the prior salary and ten months at the new salary, or a total of $542,244.

        Additional significant facts and circumstances that the President and Chairman considered in determining Jay M. Ellison's annual cash compensation are as follows: Mr. Ellison's position and responsibilities as Executive Vice President and Chief Operating Officer of U.S. Cellular; the length of time that Mr. Ellison has held this position and his employment by U.S. Cellular since 2000; and the President's and Chairman's subjective views regarding Mr. Ellison's contributions in such capacity to U.S. Cellular during that time.

        For disclosure purposes, Mr. Ellison's base salary effective March 1, 2009 was increased to $565,470. This will be reflected in the Summary Compensation Table in next year's proxy statement.

        Executive Vice President and Chief Technical Officer.    Michael S. Irizarry's base salary effective March 1, 2007 was $460,000. The range considered to be appropriate for him for 2008 in his capacity as Executive Vice President and Chief Technical Officer was approximately $360,750 to $487,500 based on the benchmarking survey discussed above. The median of this range is approximately $419,250. Mr. Irizarry's base salary was increased to $496,800 or by 8% effective March 1, 2008, reflecting his rating of far exceeds expectations for the reasons discussed above. In addition, the base pay increase for Mr. Irizarry reflects the addition of all Information Systems (IS) responsibilities to his existing engineering and network operation responsibilities and takes into consideration his performance and accomplishments since taking on such additional IS responsibilities. The amount reported in the Summary Compensation Table represents two months at the prior salary and ten months at the new salary, or a total of $490,667.

        Additional significant facts and circumstances that the President and Chairman considered in determining Michael S. Irizarry's annual cash compensation are as follows: Mr. Irizarry's position and responsibilities as Executive Vice President and Chief Technical Officer of U.S. Cellular; his increased IS responsibilities; the length of time that Mr. Irizarry has held his position and his employment by U.S. Cellular since 2002; and the President's and Chairman's subjective views regarding Mr. Irizarry's contributions in such capacities to U.S. Cellular during that time.

        For disclosure purposes, Mr. Irizarry's base salary effective March 1, 2009 was increased to $511,704. This will be reflected in the Summary Compensation Table in next year's proxy statement.

        Senior Vice President and Chief Human Resources Officer.    Jeffrey J. Childs' base salary effective March 1, 2007 was $377,881. The range considered to be appropriate for him for 2008 in his capacity as Senior Vice President and Chief Human Resources Officer was approximately $280,000 to $385,000 based on the benchmarking survey discussed above. The median of this range is approximately $330,000. Mr. Childs' base salary was increased to $408,000 or by 8% effective March 1, 2008, reflecting his rating of far exceeds expectations for the reasons discussed above. The amount reported in the Summary Compensation Table represents two months at the prior salary and ten months at the new salary, or a total of $402,980.

        Additional significant facts and circumstances that the President and Chairman considered in determining Jeffrey J. Childs' annual cash compensation are as follows: Mr. Childs' position and responsibilities as Senior Vice President and Chief Human Resources Officer of U.S. Cellular; the length of time that Mr. Childs' has held this position and his employment by U.S. Cellular since 2004; and the President's and Chairman's subjective views regarding Mr. Childs' contributions in such capacity to U.S. Cellular during that time.

        For disclosure purposes, Mr. Childs' base salary effective March 1, 2009 was increased to $420,240. This will be reflected in the Summary Compensation Table in next year's proxy statement.

  Bonus

        On August 8, 2007, the U.S. Cellular 2007 Executive Officer Annual Incentive Plan Effective January 1, 2007 ("Executive Bonus Plan") was approved by the Chairman, who does not participate in such incentive plan. This bonus plan measures performance with respect to 2007, relating to bonuses paid in 2008. A copy of this plan was filed with the SEC on a Form 8-K dated August 8, 2007.

        The purposes of the Executive Bonus Plan are: to provide incentive for the officers of U.S. Cellular to extend their best efforts toward achieving superior results in relation to key business measures; to reward U.S. Cellular's executive officers in relation to their success in meeting and exceeding the performance targets; and to help U.S. Cellular attract and retain talented leaders in positions of critical importance to the success of U.S. Cellular. Eligible participants in the Executive Bonus Plan are executive vice presidents and senior vice presidents of U.S. Cellular. Each participant's target incentive is expressed as a percentage of base salary.

        The Executive Bonus Plan and other officer bonus plans of U.S. Cellular are discretionary in nature and are based, in part, on company performance, and individual bonus targets, which contribute to the formation and size of an aggregate bonus pool for all U.S. Cellular officers. This officer bonus pool is determined by taking each officer's target annual bonus payout (calculated as a percentage of the officer's annual base salary) multiplied by the company / regional performance percentage attainment number achieved under the applicable officer bonus plan. The President and CEO will consider the performance factors (see below) and any other information he deems relevant in determining the amount available under the bonus pool. This pool is not earned, nor are payouts vested until the bonus payout date.

        The following performance measures, using weights and definitions as approved by the Chairman, will be considered in evaluating the achievements of the executive officer team for the purposes of this plan: Consolidated Cash Flow; Consolidated Revenue; Postpay Customer Disconnects; Return on Capital; and Customer Addition Equivalents.

        U.S. Cellular sets target levels for such measures at levels that it believes are achievable with above average performance. U.S. Cellular believes it would require superior performance to achieve 200% of the target levels, which is the maximum for each factor and the plan. Nevertheless, although such performance measures may impact the amount of bonus an officer receives, all officer bonuses are discretionary, and individual performance and other factors contribute to the amount of bonus an officer receives. The President and CEO may consider the performance factors and any other information he deems relevant in determining the bonus. Bonuses are not earned, nor are payouts vested until a bonus has been approved and paid to an officer. As a result, the performance measures are one category of the factors used in determining the bonus, but do not entitle the officer to any bonus until awarded. In addition, a bonus can be awarded based on judgment even if the performance measures are not met. Although performance measures influence the decision of the amount of the bonus, the entire amount of the bonus is discretionary and cannot be calculated in advance of approval and payment to the officer.

        The President and CEO determines the actual payout that each officer will receive allocating the bonus pool among officers as he deems appropriate, and is not bound to adhere to any guideline, including any of the identified performance measures. However, the sum of all participants' actual awards may not deviate from the amount of the total officer pool by more than plus or minus 18%. In addition, the Chairman approves all officer bonuses prior to payout.

        As noted above, the overall percentage achieved with respect to 2007 was calculated to be 87.5%. Nevertheless, the entire amount of the bonus pool is discretionary and subject to approval by the Chairman. Pursuant to this discretionary authority, the Chairman increased the overall bonus pool to 107% of target. This was approved by the Chairman because U.S. Cellular had a number of key accomplishments in 2007, including the year-to-year change in Gross Customer Additions which was favorable compared to performance by the national carriers.

        The following shows certain information with respect to each named executive officer other than the President relating to the amount of the bonus relating to 2007 performance (paid in 2008) showing the amount of bonus awarded as a result of the achievement of the above performance measures and the amount awarded on a discretionary basis on an individual basis:

	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Base salary 3/1/07 - 2/28/08	$377,881	$508,464	$460,000	$377,881
Target bonus percentage	50%	60%	45%	40%

Target Bonus	$188,941	$305,078	$207,000	$151,152

Allocation of 87.5% of bonus pool based on achievement of performance measures in 2007	$165,323	$266,944	$181,125	$132,258
Discretionary adjustment of bonus pool to 107%	36,843	59,490	40,365	29,475
Discretionary individual bonus adjustment	49,834	74,566	53,510	42,267

Total	$252,000	$401,000	$275,000	$204,000

        The discretionary individual adjustments were made based on the achievement of the team performance objectives discussed above under Performance Objectives and Accomplishments.

        For disclosure purposes, the amount of bonus paid on March 13, 2009 with respect to 2008 performance is as follows:

	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Total Bonus for 2008 paid in 2009	$143,976	$223,086	$152,068	$111,567

        The amounts of the bonus for 2008 paid in 2009 are only provided for disclosure purposes. These amounts were not earned until paid in 2009 and will be reported in next year's Summary Compensation Table with respect to 2009.

        In addition, the Chairman determines annually the President and CEO's bonus.

        There was no written bonus plan for the President for the bonus that was earned and paid in 2008. The bonus of the U.S. Cellular President was determined in a manner similar to the foregoing, but with some differences. In addition to the factors described above for all executive officers in general, the Chairman considered total cash compensation paid to chief executive officers of other comparable companies, including those which are divisions or subsidiaries of parent companies. These companies included the peer companies included in the "Stock Performance Graph" in the 2008 annual report to shareholders and as discussed above under "Benchmarking".

        No specific measures of performance were considered determinative with respect to the bonus of the President. As with the other executive officers, all facts and circumstances were taken into consideration by the Chairman in his executive compensation decisions for the President. Ultimately, it was the informed judgment of the Chairman that determined the bonus for the President.

        With respect to the bonus determination for the President, the Chairman considered the achievement of the performance measures as discussed above for the other named executive officers. As noted therein, the percentage of overall achievement of the target bonus for 2007 was 87.5%, which was adjusted on a discretionary basis to 107%. This percentage was considered by the Chairman, but was not applied mechanically to calculate any portion of the President's bonus. The entire amount of the bonus is discretionary and the President and CEO does not become entitled to any amount of bonus as a result of performance measures or otherwise unless and until approved by the Chairman and paid.

        The informal target for Mr. Rooney's bonus was 70% of his base salary for that year. Based on the 2007 base salary of $790,000, Mr. Rooney's target bonus was $553,000. Using a percentage of 107% of target, Mr. Rooney's bonus, prior to any discretionary individual adjustment, would be approximately $591,710 if he participated in the Executive Bonus Plan. In determining the amount of the bonus for the President to be paid in 2008, the Chairman considered all facts and circumstances, personal objectives, achievement of such objectives, how well U.S. Cellular performed in the prior year, and the extent to which the President contributed to U.S. Cellular's performance, as discussed above. Based on these factors, on February 21, 2008, the Chairman approved a bonus to John E. Rooney of $675,000 with respect to 2007 performance. This was 122% of his target bonus amount reflecting U.S. Cellular's performance as discussed above and the Chairman's subjective views regarding Mr. Rooney's contributions to such performance and achievements in 2007.

        On June 30, 2008, U.S. Cellular's Chairman approved an Executive Bonus Plan for 2008. A copy of this plan was filed with the SEC on a Form 8-K dated June 30, 2008. Performance and bonuses under this plan will be reflected in next year's proxy statement.

        Beginning with the 2008 performance year relating to bonuses that were paid and earned in 2009, U.S. Cellular established performance guidelines and procedures for awarding bonuses to the President and CEO. These guidelines and procedures were filed by U.S. Cellular as Exhibit 10.1 to U.S. Cellular's Form 8-K dated November 19, 2008. These guidelines and procedures provide that the Chairman in his sole discretion determines whether an annual bonus will be payable to the President and CEO for a performance year and, if so, the amount of such bonus, and describes factors that may be considered by the Chairman in making such determination, including any factors that the Chairman in the exercise of his judgment and discretion determines relevant. The guidelines and procedures provide that no single factor will be determinative and no factor will be applied mechanically to calculate any portion of the bonus to the President and CEO. The entire amount of the bonus is discretionary. The guidelines and procedures provide that the President and CEO will have no right or expectation with respect to any bonus until the Chairman has determined whether a bonus will be paid for a performance year, and any such bonus is not earned or vested until the date the bonus is paid. The guidelines also provide that any bonus awarded with respect to a performance year will be paid during the period commencing on the January 1 immediately following the performance year and ending on the March 15 immediately following the performance year.

        For disclosure purposes, the amount of bonus paid on March 13, 2009 with respect to 2008 performance to the President and CEO was $410,000. The amount of the bonus for 2008 paid in 2009 is only provided for disclosure purposes. This amount was not earned until paid in 2009 and will be reported in next year's Summary Compensation Table with respect to 2009.

Long-Term Equity Compensation

        The Chairman recommends and the Stock Option Compensation Committee approves long-term equity compensation awards to the named executive officers under the U.S. Cellular 2005 Long-Term Incentive Plan, which awards generally have included stock options, restricted stock units and bonus match units.

        Long-term compensation decisions for the named executive officers are evaluated in a manner similar to that described for annual base salary and bonus decisions above, except that the stock options and restricted stock units are generally intended to vest over several years, in order to reflect the goal of relating long-term compensation of the named executive officers to increases in shareholder value over the same period.

        The Stock Option Compensation Committee may establish performance measures and restriction periods, and determine the form, amount and timing of each grant of an award, the number of shares of stock subject to an award, the purchase price or base price per share of stock associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award.

        Although the Stock Option Compensation Committee has the discretion to grant various awards, it generally only grants service-based restricted stock units and service-based stock options. The restricted stock units generally vest in full (cliff vesting) on the third anniversary of the date of grant, subject to continued employment. Stock options are exercisable until the tenth anniversary of the date of grant, subject to continued employment. For several years prior to 2008, the stock options granted became exercisable with respect to 25% of the shares underlying the stock option each year over a four year period. However, beginning with awards made in April 2008, stock options become exercisable with respect to 33 1/3% of the shares underlying the stock option each year over a three year period.

        Officers receive an award of restricted stock units in the current year based on the achievement of certain levels of corporate and individual performance in the immediately preceding year and stock options based primarily on individual performance in the preceding year. However, all stock option and restricted stock unit awards are expensed over the applicable vesting periods.

        The Stock Option Compensation Committee measured corporate and individual performance as follows to determine the amount of restricted stock units and stock options to award to the named executive officers in 2008. The following first discusses the general approach used for the named executive officers other than the President. Following that is a discussion of how this approach was modified with respect to the President.

        The target allocation of long-term compensation awards in 2008 was 60% in stock options and 40% in restricted stock units for named executive officers other than the President. This allocation was based on information from U.S. Cellular's compensation consultant, Towers Perrin. See "Benchmarking" above.

        Although the target allocation was based on such benchmark data, the stock option grant was adjusted by an officer performance multiple and the restricted stock unit award was adjusted by the officer performance multiple as well as a U.S. Cellular performance factor, as discussed below.

        Based on information from Towers Perrin, the formula for determining the number of stock options to award was (a) 60% × the officer's March 1, 2008 salary × the officer performance multiple divided by (b) the product of (i) an option vesting discount factor and (ii) the Black Scholes value of an option on U.S. Cellular's stock based on the closing stock price on the grant date. This result was rounded to the nearest multiple of 25.

        Based on information from Towers Perrin, the formula for determining the number of restricted stock units to award was (a) 40% × the officer's March 1, 2008 salary × the officer performance multiple × U.S. Cellular performance factor divided by (b) the product of (i) the value of a U.S. Cellular Common Share based on the closing stock price on the grant date and (ii) a vesting discount factor to account for forfeitures. The Company performance multiple used was 107% as discussed above.

        The officer performance multiple represents a number based on information from Towers Perrin derived from benchmarking data from a population of companies that were 2/3 telecommunications companies and 1/3 general industry as discussed under "Benchmarking" above, provided that U.S. Cellular does not increase or decrease the multiple by more than 15% from the multiple used for the immediately preceding year. The amount of this multiple related to the officer's relative position in the Company and whether the officer's performance was considered to have failed to meet expectations, met expectations, exceeded expectations or far exceeded expectations. In 2007, all named executive officers were considered to have far exceeded expectations. The multiples based on information provided by Towers Perrin were intended to provide awards at the 50th percentile for an officer that meets expectations, at the 60th percentile for an officer who exceeds expectations and at the 65th percentile for an officer that far exceeds expectations. In recognition of the fact that U.S. Cellular's corporate parent provides certain administrative and similar services, the multiple actually used for far exceeds expectations for the named executive officers was set to be the same as the multiple for exceeds expectations at the 60th percentile. Based on information from Towers Perrin, the named executive officers other than the President were assigned the multiples disclosed below for the reasons disclosed below.

        Steven T. Campbell's performance multiple was 1.67 based on information from Towers Perrin for an officer at Mr. Campbell's level and performance, which is intended to provide awards at the 60th percentile. Mr. Campbell's performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

        Jay M. Ellison's performance multiple was 2.90 based on information from Towers Perrin for an officer at Mr. Ellison's level and performance, which is intended to provide awards at the 60th percentile.

Mr. Ellison's performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

        Michael S. Irizarry's performance multiple was 2.31 based on information from Towers Perrin for an officer at Mr. Irizarry's level and performance, which is intended to provide awards at the 60th percentile. Mr. Irizarry's performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

        Jeffrey J. Childs' performance multiple was 1.67 based on information from Towers Perrin for an officer at Mr. Childs' level and performance, which is intended to provide awards at the 60th percentile. Mr. Childs' performance was considered to far exceed expectations as discussed above under Performance Objectives and Accomplishments.

        As a result of the foregoing formulas and individual performance factors, the following stock options and restricted stock units were granted to the named executive officers other than Mr. Rooney in 2008:

Name	Number of Shares Underlying Stock Options	Number of Shares Underlying Restricted Stock Units
Steven T. Campbell	27,175	6,120
Jay M. Ellison	61,250	13,794
Michael S. Irizarry	44,150	9,943
Jeffrey J. Childs	26,225	5,903

        The following shows the calculation of stock options and restricted stock units.

		Formula	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
a	March 1, 2008 Base Salary		$423,000	$549,000	$496,800	$408,000
b	Performance Multiple		1.67	2.90	2.31	1.67
c	Long Term Incentive Target Value	a × b	$706,410	$1,592,100	$1,147,608	$681,360
d	Option Value	c × 60%	$423,846	$955,260	$688,565	$408,816
e	Closing Stock Price on April 1, 2008		$57.19	$57.19	$57.19	$57.19
f	Closing Price × Black-Scholes Ratio	e × 30%	$17.16	$17.16	$17.16	$17.16
g	Adj. Price × Option Vesting Discount Factor	f × 90.8%	$15.57	$15.57	$15.57	$15.57
h	Options Granted (rounded)	d / g	27,175	61,250	44,150	26,225
i	RSU Value	c × 40%	$282,564	$636,840	$459,043	$272,544
j	Company Performance %		107%	107%	107%	107%
k	Adjusted RSU Value		$302,343	$681,419	$491,176	$291,622
l	Price × RSU Vesting Discount Factor	e × 86.4%	$49.41	$49.41	$49.41	$49.41
	RSUs Granted	k / l	6,120	13,794	9,943	5,903

        John E. Rooney's stock option and restricted stock unit awards were made using a different approach compared to the calculations shown above for the other named executive officers.

        The value of Mr. Rooney's target long-term incentive awards was based on benchmark information from Towers Perrin based on the combined value of stock option and restricted stock grants for comparable persons. As discussed above for the President's base salary, the population of comparable values of grants was comprised one-half of grant values for the chief executive officers of public companies and one-half of grant values for the chief executive officers of subsidiaries of publicly-held companies, similar in size to U.S. Cellular.

        Mr. Rooney's target allocation is based on a long-standing fixed dollar target approach to this portion of his compensation. Mr. Rooney's fixed dollar target restricted stock unit value was $411,290. This was multiplied by the adjusted Company Performance percentage of 107% to derive an adjusted restricted stock unit value of approximately $440,080. This amount was then divided by the closing stock price on April 1, 2008 of $57.19. Based on this calculation, Mr. Rooney received an award of 7,698 restricted stock units in 2008.

        Mr. Rooney's target allocation was approximately $2,518,829 at the 50th percentile and $2,828,641 at the 60th percentile (for outstanding performance) with respect to stock option grants in 2008. The target stock option awards would be approximately 126,700 at the 50th percentile and 142,300 at the 60th percentile. The Chairman recommended and the Stock Option Compensation Committee awarded Mr. Rooney stock options with respect to 136,000 shares in 2008, representing an award at approximately the 57th percentile for superior performance based on U.S. Cellular's performance in 2007 as discussed above and the Chairman's subjective views regarding Mr. Rooney's contributions to such performance and achievements in 2007.

        The stock options and restricted stock units granted to Mr. Rooney in 2008 vested on October 1, 2008 pursuant to the executory portions of an offer letter which was accepted by Mr. Rooney on March 28, 2000 relating to his employment as President and Chief Executive Officer.

        As with the annual salary and bonus, executive officers do not become entitled to any stock options or restricted stock units as a result of the achievement of any corporate or individual performance levels. The award of stock options and restricted stock units is entirely discretionary and executive officers have no right to any stock option or restricted stock unit awards unless and until they are awarded. As a result, the awards relating to 2007 performance were not earned by the executive officers until they were approved and awarded in 2008. Accordingly, awards with respect to 2007 performance are included in the Summary Compensation Table below with respect to compensation earned in 2008.

        For disclosure purposes, the stock options and restricted stock unit awards granted on April 1, 2009 with respect to 2008 performance are as follows:

Name	Number of Shares Underlying Stock Options	Number of Shares Underlying Restricted Stock Units
John E. Rooney	175,000	6,634
Steven T. Campbell	27,725	4,633
Jay M. Ellison	61,650	10,305
Michael S. Irizarry	44,600	7,453
Jeffrey J. Childs	26,475	4,426

        The foregoing amounts are only provided for disclosure purposes. These amounts were not earned until awarded in 2009 and will be reflected in next year's Summary Compensation Table with respect to 2009.

Analysis of Compensation

        The following table identifies the percentage of each element of total compensation of each of the named executive officers based on the Summary Compensation Table for 2008:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Salary	20.0%	35.4%	23.9%	28.8%	33.0%
Bonus	15.8%	21.4%	17.7%	16.2%	16.7%
Stock Awards	18.0%	15.0%	22.4%	20.8%	19.2%
Stock Options	44.8%	25.3%	33.6%	31.5%	27.9%
Other	1.4%	2.9%	2.4%	2.7%	3.2%

	100.0%	100.0%	100.0%	100.0%	100.0%

        The above percentages reflect the effects of SEC and accounting rules in computing total compensation, as discussed below.

        The total 2008 compensation of the President and CEO pursuant to the Summary Compensation Table was $4,277,435. The total 2008 compensation of the other named executive officers ranged from a high of $2,267,361 to a low of $1,187,786. The reasons for the disparities in compensation include: (1) the effects of SEC and accounting rules in computing total compensation, and (2) differences in U.S. Cellular's policies or decision-making regarding the executives' compensation.

        U.S. Cellular does not consider the technicalities of when and how accounting expense is recorded under Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payments (which we refer to as "FAS 123R") as relevant in its executive compensation decisions. Accordingly, the following table reconciles the compensation expense reported in the Summary Compensation Table using the FAS 123R expense of the awards to the amount of compensation that would be reported using the grant date values of awards instead:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
2008
Total per Summary Compensation Table	$4,277,435	$1,187,786	$2,267,361	$1,705,692	$1,224,352

Less FAS 123R Expense for Stock Awards	(768,240)	(176,456)	(506,709)	(353,637)	(234,144)
Less FAS 123R Expense for Options	(1,917,477)	(297,684)	(760,619)	(535,710)	(340,585)

Total FAS 123R Expense for all Awards	(2,685,717)	(474,140)	(1,267,328)	(889,347)	(574,729)

Add Grant Date Value of Awards from Grants of Plan-Based Awards Table	2,554,451	733,146	1,652,448	1,191,115	707,341

Total Compensation using Grant Date Values	$4,146,169	$1,446,792	$2,652,481	$2,007,460	$1,356,964

        For comparison purposes, the following shows the total compensation for 2007 and 2006 calculated on a comparable basis:

2007
Total Compensation using Grant Date Values	$3,926,987	$1,022,464	$2,106,618	$1,608,766	$1,094,665

2006
Total Compensation using Grant Date Values	$3,311,762	N/A	$1,442,796	$1,009,249	$879,698

        As indicated above, if 2008 compensation is instead calculated using the grant date value of awards, rather than the FAS 123R expense of award, Mr. Rooney's total compensation for 2008 would have been $4,146,169 and the total compensation for 2008 for the other named executive officers would have ranged from a high of $2,652,481 to a low of $1,356,964. Using this approach, Mr. Rooney's total compensation for 2008 is approximately 1.6 times the total compensation of the next highest compensated named executive officer with respect to 2008.

        This disparity between the compensation of the President and the other named executive officers, and the disparities in compensation among the other named executive officers, can be explained by differences in U.S. Cellular's policies or decision-making regarding executive compensation. As noted herein, U.S. Cellular's overall compensation objectives are to (i) support U.S. Cellular's overall business strategy and objectives; (ii) attract and retain high quality management; (iii) link individual compensation with attainment of individual performance goals and with attainment of business unit and U.S. Cellular objectives; and (iv) provide competitive compensation opportunities consistent with the financial performance of U.S. Cellular. Also, as noted herein, U.S. Cellular determines the amount of compensation to pay or provide to each named executive officer considering compensation practices of peers and other companies with similar characteristics, in order to support U.S. Cellular's overall business strategy and objectives. As noted herein, U.S. Cellular recognizes that it must compensate its executive officers in a competitive manner comparable to similar companies in order to attract and retain high quality management, attain business objectives and financial performance and increase shareholder value. Considering the foregoing, U.S. Cellular recognizes that it needs to and believes that it should compensate the President and CEO at a level that considers the compensation of presidents and CEOs of similar companies, which compensation is higher than the compensation of other named executive officers of such companies. U.S. Cellular believes that this is necessary to attract and retain a highly qualified person to serve as President and CEO and to compete successfully against other companies. A level of compensation similar to that paid to the President and CEO is not necessary to attract and retain and is not appropriate for the other named executive officers. However, U.S. Cellular recognizes that it needs to and believes that it should compensate the other named executive officers at levels that reflect the compensation of similarly situated positions at similar companies in order to attract and retain high quality persons for such positions at U.S. Cellular. In addition, other factors have an impact on the amount of compensation of each particular executive officer, as discussed in detail above. For instance, an officer who far exceeds expectations would generally have a higher relative level of compensation for his particular function than an executive officer who did not exceed expectations, all other things being equal. Further discussion of the basis for compensation levels of the individual executive officers based on U.S. Cellular's performance, the executive officer's contribution to such performance, and the executive officer's individual performance is set forth elsewhere in this Compensation Discussion and Analysis.

        The Chairman and the Stock Option Compensation Committee believe that the elements of compensation and total compensation of the named executive officers have been set at appropriate levels considering the foregoing principles.

Other Benefits and Plans Available to Identified Officers

        The identified executive officers participate in certain benefits and plans, as described below.

        As noted above, U.S. Cellular's overall compensation objectives for executive officers are to (i) support U.S. Cellular's overall business strategy and objectives; (ii) attract and retain high quality management; (iii) link individual compensation with attainment of individual performance goals and with attainment of U.S. Cellular objectives; and (iv) provide competitive compensation opportunities consistent with the financial performance of U.S. Cellular.

        To achieve these objectives, the Chairman and the Stock Option Compensation Committee believe that the named executive officers must be offered a competitive compensation package, including benefits and plans. U.S. Cellular's compensation packages are designed to compete with other companies for talented employees. U.S. Cellular's benefits and plans are part of this package and enable U.S. Cellular to attract and retain eligible employees, including the named executive officers. Thus, the benefits and plans fit into U.S. Cellular's overall compensation objectives primarily by helping U.S. Cellular achieve the second objective of U.S. Cellular's overall compensation objectives, which is to attract and retain high quality management. Benefits and plans are an important part of the mix of compensation used to attract and retain management, but do not otherwise significantly affect decisions relating to other elements of annual or long-term compensation, which are provided consistent with the above compensation objectives.

General Provisions under Plans and Certain Agreements

Deferred Salary and Bonus

        Deferred Salary.    The named executive officers are permitted to defer salary pursuant to deferred salary compensation agreements. The entire amount of the salary earned is reported in the Summary Compensation Table in column (c) under "Salary," whether or not deferred. Pursuant to the agreement, the officer's deferred compensation account is credited with interest compounded monthly, computed at a rate equal to one-twelfth of the sum of the average twenty-year Treasury Bond rate plus 1.25 percentage points until the deferred compensation amount is paid to such person. As required by SEC rules, column (h) includes the portion of any interest that exceeds 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time each monthly interest rate is set. The deferred compensation account of an officer is paid at the time and in the form elected by the officer, subject to any payment delay required by section 409A of the Internal Revenue Code.

        Messrs. Rooney and Ellison are parties to deferred compensation agreements, pursuant to which they have deferred a specified portion of their salaries. The executive is always 100% vested in all salary amounts that have been deferred and any interest credited with respect thereto. Accordingly, the executive is entitled to 100% of the amount deferred and all earnings thereon upon any termination. Such amounts are reported in the Nonqualified Deferred Compensation table below and, because there would not be any increased benefit or accelerated vesting in the event of any termination or change in control, are not included in the below table of Potential Payments upon Termination or Change in Control.

        Deferred Bonus.    The named executive officers are also permitted to defer their bonuses pursuant to deferred bonus compensation agreements under the 2005 Long-Term Incentive Plan, as discussed below. The entire amount of the bonus earned is reported in the Summary Compensation Table in column (d) under "Bonus," whether or not deferred. Deferred bonus will be deemed invested in phantom U.S. Cellular Common Shares. The named executive officers receive a distribution of the deferred compensation account at the date elected by the officer, subject to any payment delay required by section 409A of the Internal Revenue Code.

        Mr. Rooney and Mr. Ellison is each a party to an executive deferred compensation agreement, pursuant to which he has deferred a specified portion of his bonus in the current or prior years. The executive is always 100% vested in all bonus amounts that have been deferred. Such amounts are reported in the Nonqualified Deferred Compensation table and, because there would not be any increased benefit or accelerated vesting in the event of any termination or change in control, are not included in the below table of Potential Payments upon Termination or Change in Control.

U.S. Cellular 2005 Long-Term Incentive Plan

        Long-term compensation awards under the U.S. Cellular 2005 Long-Term Incentive Plan were discussed above in this Compensation Discussion and Analysis. This plan was amended by the U.S. Cellular board of directors on March 17, 2009, subject to shareholder approval, to increase the number of shares that may be issued pursuant to such plan. See Proposal 3 above. The following provides certain additional information relating to deferred bonus, restricted stock units and stock options.

        Pursuant to the U.S. Cellular 2005 Long-Term Incentive Plan, each officer may elect to defer all or a portion of his annual bonus. U.S. Cellular will allocate a match award to the employee's deferred compensation account in an amount equal to the sum of (i) 25% of the deferred bonus amount which is not in excess of one-half of the employee's gross bonus for the year and (ii) 33 1/3% of the deferred bonus amount which is in excess of one-half of the employee's gross bonus for the year. The matched stock units vest ratably at a rate of one-third per year over three years. Column (e), "Stock Awards," of the below Summary Compensation Table includes the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R.

        Restricted stock units may be granted under the U.S. Cellular 2005 Long-Term Incentive Plan. Column (e), "Stock Awards," of the Summary Compensation Table includes the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions.

        Stock options may be granted under the U.S. Cellular 2005 Long-Term Incentive Plan. Column (f), "Option Awards," of the Summary Compensation Table includes the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions.

        The phantom stock units, restricted stock units and stock options are not credited with any dividends because U.S. Cellular does not currently pay dividends.

        The U.S. Cellular 2005 Long-Term Incentive Plan and related stock option, restricted stock unit and deferred bonus award agreements provide various rights upon termination and/or change in control, as summarized below.

        Stock Options.    The U.S. Cellular stock option agreements with named executive officers provide as follows:

        Disability. If the officer's employment terminates by reason of disability (a total physical disability which, in the Stock Option Compensation Committee's judgment, prevents the officer from performing substantially such officer's employment duties and responsibilities for a continuous period of at least six months), then the stock option will be exercisable only to the extent it is exercisable on the effective date of the officer's termination of employment or service and after such date may be exercised by the stock option holder (or the holder's legal representative) for a period of 12 months after the effective date of the officer's termination of employment or service, or until the stock option's expiration date, whichever period is shorter.

        Special Retirement. If the officer's employment terminates by reason of Special Retirement (termination of employment or service on or after the later of (i) the officer's attainment of age 62 and (ii) the officer's early retirement date or normal retirement date under the TDS Pension Plan), then the stock option immediately will become exercisable in full and after such date may be exercised by the stock option holder (or the holder's legal representative) for a period of 12 months after the effective date of the Special Retirement, or until the stock option's expiration date, whichever period is shorter. However, effective for stock options granted in April 2008, the option will become 100% exercisable only if at the time of termination, the officer has attained age 66 and the termination occurs subsequent to the year of grant.

        Retirement. If the officer's employment terminates by reason of Retirement (termination of employment or service on or after the officer's attainment of age 65 that does not satisfy the definition of "Special Retirement," as set forth above), then the stock option immediately will become exercisable in full and after such date may be exercised by the holder (or the holder's legal representative) for a period of 90 days after the effective date of the Retirement, or until the stock option's expiration date, whichever period is shorter. However, effective for stock options granted in April 2008, the option will become 100% exercisable only if at the time of termination, the officer has attained age 66 and the termination occurs subsequent to the year of grant.

        Resignation with Prior Consent of the Board. If the officer's employment terminates by reason of the officer's resignation of employment or service with the prior consent of the U.S. Cellular board of directors, then the stock option will be exercisable only to the extent it is exercisable on the effective date of the officer's resignation and after such date may be exercised by the holder (or the holder's legal representative) for a period of 90 days after the effective date of the officer's resignation, or until the stock option's expiration date, whichever period is shorter.

        Death. If the officer's employment terminates by reason of death, then the stock option will be exercisable only to the extent it is exercisable on the date of death and after such date may be exercised by the beneficiary or beneficiaries designated by the officer for a period of 180 days after the date of death, or until the stock option's expiration date, whichever period is shorter. However, effective for stock options granted in April 2008, the stock option will be exercisable by the beneficiary or beneficiaries for a period of 180 days after the date of death.

        Other Termination of Employment or Service. If the officer's employment terminates for any reason other than Disability, Special Retirement, Retirement, resignation of employment or service with the prior consent of the U.S. Cellular board of directors or death, then the stock option will be exercisable only to the extent it is exercisable on the effective date of the officer's termination of employment or service and after such date may be exercised by the holder (or the holder's legal representative) for a period of 30 days after the effective date of the officer's termination of employment or service, or until the stock option's expiration date, whichever period is shorter.

        Extension of Option Exercise Period. The stock option exercise period may be extended 30 days beyond a blackout period or legally-required plan suspension in the event that the stock option would otherwise expire during a blackout period or legally-required plan suspension.

        Restricted Stock Unit Awards.    The U.S. Cellular restricted stock unit agreements with named executive officers other than Mr. Rooney provide as follows:

        Retirement. If the officer separates from service prior to the third anniversary of the date of grant (i.e., the date that the award otherwise would have vested) by reason of retirement at or after attainment of age 65, the award will fully vest upon such separation from service. However, effective for awards granted in April 2008, the award will fully vest upon retirement only if at the time of separation, the officer has attained age 66 and the separation occurs subsequent to the year of grant. The shares subject to the restricted stock unit award will be issued in the seventh calendar month following the calendar month during which the officer separates from service.

        Disability or Death. If the officer separates from service prior to the third anniversary of the date of grant by reason of Disability or death, the restricted stock unit award will fully vest upon such separation from service. The shares subject to the restricted stock unit award will be issued in the seventh calendar month following the calendar month during which the officer separates from service, or in the case of death, within 60 days following the officer's death.

        Other Separation from Service. If the officer separates from service prior to the third anniversary of the date of grant for any reason other than retirement, disability or death, the restricted stock unit award will be forfeited.

        The U.S. Cellular restricted stock unit agreements with Mr. Rooney provide that if Mr. Rooney terminates employment prior to the six month anniversary of the date of grant (i.e., the date that the award otherwise would have vested) by reason of Disability or death, the restricted stock unit award will fully vest upon such termination, and the shares subject to the restricted stock unit award will be issued within 60 days following Mr. Rooney's termination. Such agreements provide that if Mr. Rooney terminates prior to the six month anniversary of the date of grant for any reason other than disability or death (including by reason of retirement), the restricted stock unit award will be forfeited.

        Deferred Compensation Accounts and Company Match Awards.    An employee will be fully vested in the deferred bonus amounts credited to his or her deferred compensation account. One-third of the company match award credited to the employee's deferred compensation account will become vested on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that such employee is an employee of U.S. Cellular or an affiliate on such date and the deferred bonus amount has not been withdrawn or distributed before such date. The company match award immediately shall become fully vested in the event of the employee's permanent disability or separation from service on account of his or her retirement or death. Amounts credited to an employee's deferred compensation account will be deemed to be invested in phantom Common Shares at the time the amounts are credited to the deferred compensation account.

        Payment of deferred compensation generally will be in accordance with the employee's payment method and distribution date elections, provided that if an employee is a "specified employee" within the meaning of Section 409A of the Code, and is entitled to payment by reason of a separation from service for a reason other than death, no portion of his or her deferred compensation account subject to Section 409A of the Code shall be paid before the date which is six months after the date of separation from service (or if earlier, the date of the employee's death).

        All payments of deferred compensation will be made in whole Common Shares and cash equal to the fair market value of any fractional share.

        Forfeiture of Award Upon Competition with or Misappropriation of Confidential Information of U.S. Cellular or its Affiliates.    If a recipient of an award enters into competition with, or misappropriates confidential information of, U.S. Cellular or any affiliate thereof, including TDS and its affiliates, then all awards granted shall terminate and be forfeited.

  Change in Control

        The following summarizes the Change in Control provisions of the 2005 Long-Term Incentive Plan:

        Notwithstanding any provision in the 2005 Long-Term Incentive Plan or any agreement, in the event of a Change in Control, the board of directors may, but will not be required to, make such adjustments to outstanding awards under the 2005 Long-Term Incentive Plan as it deems appropriate, including, without limitation:

  •
  causing all outstanding stock options and SARs to immediately become exercisable in full;

  •
  causing the restriction period applicable to any outstanding restricted stock award, and to the extent permissible under section 409A of the Internal Revenue Code, any restricted stock unit award, to lapse;

  •
  to the extent permissible under section 409A of the Internal Revenue Code, causing the performance period applicable to any outstanding performance award to lapse;

  •
  causing any restricted stock unit award or performance award to vest;

  •
  causing the performance measures applicable to any outstanding award (if any) to be deemed to be satisfied at the minimum, target or maximum level;

  •
  causing the amount in a deferred compensation account attributable to a company match to vest;

  •
  causing each outstanding award to be converted into a substitute award; or

  •
  electing that each outstanding award will be surrendered to U.S. Cellular by the holder thereof, and that each such award will immediately be canceled by U.S. Cellular, and that the holder will receive, within sixty days following the occurrence of the Change in Control (or at such later time required by section 409A of the Internal Revenue Code), a cash payment from U.S. Cellular.

        The foregoing outlines the potential effect of a Change in Control relating to all awards available under the U.S. Cellular 2005 Long-Term Incentive Plan. However, U.S. Cellular currently only has outstanding RSUs, options and phantom stock units related to deferred compensation accounts.

        For the definition of Change in Control, see U.S. Cellular's 2005 Long-Term Incentive Plan, attached as Exhibit C to this proxy statement.

        Because certain termination events and/or a Change in Control would or may result in the acceleration of vesting of stock options, restricted stock units and bonus match units, the effects of such accelerated vesting in such event are included in the below table of Potential Payments upon Termination or Change in Control.

SERP

        Each of the identified executive officers participates in a supplemental executive retirement plan or SERP, which is a non-qualified defined contribution plan. The SERP does not provide substantial benefits and is intended to replace the benefits which cannot be provided under the TDS Pension Plan as a result of tax law limitations on the amount and types of annual employee compensation which can be taken into account under a tax qualified pension plan. The SERP is unfunded. The amount of the contribution with respect to the executives identified in the Summary Compensation Table is included in column (i), "All Other Compensation," of the Summary Compensation Table. Participants are credited with interest on balances of the SERP. Pursuant to SEC rules, column (h) of the Summary Compensation Table includes any portion of interest earned under the SERP to the extent the rate exceeds 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time the rate is set.

        A participant is entitled to distribution of his entire account balance under the SERP if the participant has a separation from service without cause, after either (a) his or her attainment of age 65; or (b) his or her completion of at least ten years of service. If a participant has a separation from service under circumstances other than those set forth in preceding sentence, without cause, the participant will be entitled to distribution of 10% of his or her account balance for each year of service up to ten years. Upon a separation from service under circumstances that permit payments under the SERP, the participant will be paid his or her account balance in one of the following forms as elected by the participant prior to the first day of the first plan year for which the participant commences participation in the SERP: (a) a single lump sum or (b) annual installments over a period of 5, 10, 15, 20 or 25 years. The SERP does not include any provision that would increase benefits or accelerate amounts upon any termination or change in control and, accordingly, no amount is included in the below table of Potential Payments upon Termination or Change in Control. The balance of the SERP as of December 31, 2008 for each named executive officer is set forth in the "Nonqualified Deferred Compensation" table below.

Perquisites

        U.S. Cellular does not provide any significant perquisites to its executive officers. In addition, U.S. Cellular has no formal plan, policy or procedure pursuant to which executive officers are entitled to any perquisites following termination or change in control. However, in connection with any termination, U.S. Cellular may enter into a retirement, severance or similar agreement that may provide for perquisites.

        Perquisites and personal benefits represent a relatively insignificant portion of the named executive officers' total compensation. Accordingly, they do not materially influence the Chairman's or Stock Option Compensation Committee's consideration in setting compensation.

Other Generally Applicable Benefits and Plans

Employee Stock Purchase Plans

        TDS sponsors an Employee Stock Purchase Plan that permits eligible employees of TDS and its subsidiaries, including U.S. Cellular, to purchase a limited number of TDS Special Common Shares on a quarterly basis. The per share cost to each participant is 85% of the market value of the Special Common Shares as of the quarterly purchase date. Pursuant to SEC rules, the Summary Compensation Table does not include the discount amount because such discount is available generally to all salaried employees of TDS and U.S. Cellular.

        U.S. Cellular also sponsors an Employee Stock Purchase Plan that permits eligible employees of U.S. Cellular and its subsidiaries to purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. The per share cost to each participant is 85% of the market value of the Common Shares as of the quarterly purchase date. Pursuant to SEC rules, the Summary Compensation Table does not include the discount amount because such discount is available generally to all salaried employees of U.S. Cellular.

        Under the TDS and U.S. Cellular Employee Stock Purchase Plans, all shares purchased are distributed quarterly and no shares are retained for distribution upon retirement or otherwise. These plans do not discriminate in scope, terms, or operation in favor of executive officers and are available generally to all employees of TDS or U.S. Cellular, as applicable, and benefits are not enhanced upon any termination or change in control. Accordingly, no amounts are reported in the below table of Potential Payments upon Termination or Change in Control.

Tax-Deferred Savings Plan

        TDS sponsors the Tax-Deferred Savings Plan, a qualified defined contribution plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. This plan is available to employees of TDS and its subsidiaries, including U.S. Cellular. Employees contribute amounts and U.S. Cellular makes matching contributions in part. U.S. Cellular and participating employers make matching contributions to the plan in cash equal to 100% of an employee's contributions up to the first 3% and 40% of an employee's contributions up to the next 2% of such employee's compensation. Participating employees have the option of investing their contributions and U.S. Cellular's contributions in a TDS Common Share fund, a TDS Special Common Share fund, a U.S. Cellular Common Share fund or certain unaffiliated funds. The amount of the contribution with respect to the executives identified in the Summary Compensation Table is included in column (i), "All Other Compensation," of the Summary Compensation Table. SEC rules do not require the Summary Compensation Table to include earnings or other amounts with respect to tax-qualified defined contribution plans.

        Under the TDS Tax-Deferred Savings Plan, vesting is not accelerated upon a change in control or other termination event. The vested portion of an employee's account becomes payable following the employee's termination of employment as (a) a lump sum or (b) in a series of annual or more frequent installments. This plan does not discriminate in scope, terms, or operation in favor of executive officers and is available generally to all employees, and benefits are not enhanced upon any termination or change in control. Accordingly, no amounts are reported in the below table of Potential Payments upon Termination or Change in Control.

Pension Plan

        TDS sponsors a qualified noncontributory defined contribution Pension Plan for the employees of TDS and its subsidiaries, including U.S. Cellular. Under this plan, pension costs are calculated separately for each participant and are funded annually. The Pension Plan is designed to provide retirement benefits for eligible employees of TDS and certain of its affiliates which adopted the Pension Plan. TDS and its subsidiaries make annual employer contributions for each eligible participant based on the applicable pension formula. The amount of the contribution with respect to the executives identified in the Summary Compensation Table is included in column (i), "All Other Compensation," of the Summary Compensation

Table. SEC rules do not require the Summary Compensation Table to include earnings or other amounts with respect to tax-qualified defined contribution plans.

        Under the TDS Pension Plan, vesting is not accelerated upon a change in control or other termination event. The vested portion of an employee's account becomes payable following the employee's termination of employment as (a) an annuity or (b) a lump sum payment. This plan does not discriminate in scope, terms, or operation in favor of executive officers and is available generally to all employees, and benefits are not enhanced upon any termination or change in control. Accordingly, no amounts are reported in the below table of Potential Payments upon Termination or Change in Control.

Health and Welfare Benefits

        TDS also provides customary health and welfare and similar plans for the employees of TDS and its subsidiaries, including U.S. Cellular. These group life, health, hospitalization, disability and/or medical reimbursement plans do not discriminate in scope, terms or operation, in favor of executive officers and are available generally to all employees, and benefits are not enhanced upon any termination or change in control. Accordingly, no amounts are reported in the below table of Potential Payments upon Termination or Change in Control.

Impact of Accounting and Tax Treatments of Particular Forms of Compensation

        The Chairman and the Stock Option Compensation Committee consider the accounting and tax treatments of particular forms of compensation. Accounting treatments do not significantly impact the determinations of the appropriate compensation. The Chairman and the Stock Option Compensation Committee consider the accounting treatments primarily to be informed and to confirm that company personnel understand and recognize the appropriate accounting that will be required with respect to compensation decisions.

        U.S. Cellular places more significance on the tax treatments of particular forms of compensation, because these may involve actual cash expense to the company or the executive. One objective of U.S. Cellular is to maximize tax benefits to the company and executives to the extent feasible within the overall goals of the compensation policy discussed above. In particular, one consideration is the effect of Section 162(m) of the Internal Revenue Code.

        Subject to certain exceptions, Section 162(m) of the Internal Revenue Code provides a one million dollar annual limit on the amount that a publicly held corporation is allowed to deduct as compensation paid to each of the corporation's principal executive officer and the corporation's other three most highly compensated officers, exclusive of the principal executive officer and principal financial officer. U.S. Cellular does not believe that the one million dollar deduction limitation currently has or should have in the near future a material adverse effect on U.S. Cellular's financial condition, results of operations or cash flows. If the one million dollar deduction limitation is expected to have a material adverse effect on U.S. Cellular in the future, U.S. Cellular will consider ways to maximize the deductibility of executive compensation, while retaining the discretion U.S. Cellular deems necessary to compensate executive officers in a manner commensurate with performance and the competitive environment for executive talent.

        U.S. Cellular does not have any arrangements with its executive officers pursuant to which it has agreed to "gross-up" payments due to taxes or to otherwise reimburse officers for the payment of taxes, except with respect to certain perquisites.

Financial Restatement

        Depending on the facts and circumstances, U.S. Cellular may seek to adjust or recover awards or payments if the relevant U.S. Cellular performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment.

Policy on Stock Ownership

        U.S. Cellular does not have a formal policy relating to stock ownership by executive officers. TDS' Policy Regarding Insider Trading and Confidentiality, which is applicable to U.S. Cellular, provides that persons subject to the blackout policy may not, under any circumstances, trade options for, pledge, or sell "short," any securities of TDS or U.S. Cellular, and may not enter into any hedging, monetization or margin transactions with respect to any such securities.

Compensation Consultant

        Information relating to U.S. Cellular's primary compensation consultant is discussed above under "Corporate Governance—Stock Option Compensation Committee."

Compensation Committee Report

        The undersigned directors oversee U.S. Cellular's compensation programs on behalf of the board of directors. In fulfilling their oversight responsibilities, the undersigned reviewed and discussed with management the Compensation Discussion and Analysis set forth above in this proxy statement.

        In reliance on the review and discussions referred to above, the undersigned recommended to the board of directors that the above Compensation Discussion and Analysis be included in U.S. Cellular's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and U.S. Cellular's proxy statement related to the 2009 Annual Meeting of Stockholders.

        The above Compensation Committee Report is submitted by LeRoy T. Carlson, Jr., who functions as the compensation committee, except with respect to long-term compensation, and by Paul-Henri Denuit, J. Samuel Crowley and Ronald E. Daly, the members of the Stock Option Compensation Committee, which has responsibility with respect to long-term compensation.

        Because U.S. Cellular does not have a formal independent compensation committee, the foregoing Compensation Committee Report is also submitted by the full Board of Directors: LeRoy T. Carlson, Jr., John E. Rooney, Kenneth R. Meyers, LeRoy T. Carlson, Walter C.D. Carlson, Paul-Henri Denuit, J. Samuel Crowley, Harry J. Harczak, Jr. and Ronald E. Daly.

Summary of Compensation

        The following table summarizes the compensation paid by U.S. Cellular to the identified officers for 2008 and 2007 and, except as indicated, 2006.

 Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary $ (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non- Equity Incentive Plan Compensation ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
John E. Rooney(1)	2008	$855,000	$675,000	$768,240	$1,917,477	—	$6,978	$54,740	$4,277,435
President and Chief	2007	$790,000	$525,000	$508,779	$2,013,137	—	$3,655	$70,858	$3,911,429
Executive Officer	2006	$734,084	$300,000	$1,185,929	$3,158,606	—	$3,335	$51,921	$5,433,875
Steven T. Campbell(2)	2008	$415,480	$252,000	$176,456	$297,684	—	$62	$46,104	$1,187,786
Executive Vice	2007	$369,068	$103,000	$69,243	$161,182	—	—	$33,629	$736,122
President-Finance, Chief Financial Officer and Treasurer since January 1, 2007
Jay M. Ellison(3)	2008	$542,244	$401,000	$506,709	$760,619	—	$2,049	$54,740	$2,267,361
Executive Vice	2007	$502,920	$336,414	$442,648	$575,979	—	$1,157	$61,334	$1,920,452
President and Chief	2006	$467,867	$176,000	$480,214	$535,037	—	$1,201	$43,727	$1,704,046
Operating Officer
Michael S. Irizarry(4)	2008	$490,667	$275,000	$353,637	$535,710	—	$417	$50,261	$1,705,692
Executive Vice	2007	$449,933	$212,528	$292,093	$394,040	—	$35	$80,289	$1,428,918
President—Engineering and	2006	$393,434	$110,000	$305,673	$388,879	—	—	$27,380	$1,225,366
Chief Technical Officer
Jeffrey J. Childs(5)	2008	$402,980	$204,000	$234,144	$340,585	—	$149	$42,494	$1,224,352
Senior Vice	2007	$373,761	$166,170	$230,607	$280,822	—	$8	$37,959	$1,089,327
President and Chief	2006	$347,710	$86,000	$238,273	$258,849	—	—	$23,197	$954,029
Human Resources Officer

Explanation of Column:

(a)
Includes the following "named executive officers": all individuals serving as U.S. Cellular's principal executive officer or acting in a similar capacity during the last completed fiscal year; all individuals serving as the principal financial officer or acting in a similar capacity during the last completed fiscal year; and the three most highly compensated executive officers other than the foregoing who were serving as executive officers at the end of the last completed fiscal year, including executive officers of subsidiaries. The determination as to which executive officers are most highly compensated is made by reference to total compensation for the last completed fiscal year as set forth in column (j), reduced by any amount in column (h).

  LeRoy T. Carlson, Jr., Chairman of U.S. Cellular, and LeRoy T. Carlson, a director of U.S. Cellular and executive officers of TDS, receive no compensation from U.S. Cellular. In addition, Kenneth R. Meyers, a director of U.S. Cellular and executive officer of TDS, received no compensation from U.S. Cellular in 2008 or 2007. LeRoy T. Carlson, Jr., and LeRoy T. Carlson are compensated, and in 2008 and 2007, Kenneth R. Meyers was compensated, by TDS in connection with their services for TDS and TDS subsidiaries, including U.S. Cellular. A portion of their compensation expense incurred by TDS is allocated to U.S. Cellular by TDS, along with the allocation of other compensation expense and other expenses of TDS. This allocation by TDS to U.S. Cellular is done in the form of a single management fee pursuant to the Intercompany Agreement discussed below under "Intercompany Agreement." There is no identification or quantification of the compensation of such persons to U.S. Cellular, or of any other allocated expense in this management fee. The management fee is recorded as a single expense by U.S. Cellular. U.S. Cellular does not obtain details of the components that make up this fee and does not segregate this fee or allocate any part of the management fee to other accounts such as compensation expense. Accordingly, the compensation expenses incurred by TDS with respect to such persons are not reported in the above table. However, for purposes of disclosure, approximately 78% of LeRoy T. Carlson, Jr.'s compensation expense in 2008, approximately 79% of Kenneth R. Meyers' compensation expense in 2008 and approximately 78% of LeRoy T. Carlson's compensation expense in 2008 incurred by TDS is included by TDS in the total management fee to U.S. Cellular. Information with respect to compensation from TDS to LeRoy T. Carlson, Jr., Kenneth R. Meyers and LeRoy T. Carlson is included in TDS' proxy statement related to its 2009 annual meeting of shareholders.

(b)
For additional details relating to 2007, see the U.S. Cellular proxy statement filed with the SEC on Schedule 14A on April 15, 2008. For additional details relating to 2006, see the U.S. Cellular proxy statement filed with the SEC on Schedule 14A on April 25, 2007. Amounts for 2006 are not required to be reported for Steven T. Campbell because he was not a named executive officer in 2006.

(c)
Represents the dollar value of base salary (cash and non-cash) earned by the named executive officer during the fiscal year. John E. Rooney deferred 20% of his base salary in 2008. See "Information Regarding Nonqualified Deferred Compensation" below. The other officers did not defer any salary in 2008.

(d)
Represents the dollar value of bonus (cash and non-cash) earned by the named executive officer during the fiscal year. As discussed in the Compensation Disclosure and Analysis, officers do not become entitled to any amount of bonus solely as a result of achievement of any performance measures. The officers are not entitled to any amount of bonus unless and only to the extent awarded and paid. Performance measures are only one category of the factors used to determine the amount of the bonus, all of which is discretionary, as discussed above. The entire amount of the bonus is not earned until awarded. Because officers are not entitled to any bonus until awarded, the bonus amounts reported as earned in 2008 above represent bonuses awarded and paid in 2008. This includes the bonus based on 2007 performance that was paid on March 14, 2008. See "Bonus" in the Compensation Disclosure and Analysis. Mr. Rooney deferred 100% of his 2007 bonus (earned and paid in 2008). The amount deferred is deemed invested in phantom stock units in U.S. Cellular Common Shares. See "Grants of Plan-Based Awards" below. The entire amount of Mr. Rooney's bonus earned in 2008, including the amount deferred, is included above in column (d). See "Information Regarding Nonqualified Deferred Compensation" below. As a result, Mr. Rooney also received a Company match of phantom stock bonus match units in U.S. Cellular Common Shares having a value of $196,897. See Note (e) below. The other officers did not defer any bonus in 2008.

  For disclosure purposes, the amount of bonus paid on March 13, 2009 with respect to 2008 performance is as follows:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Total Bonus for 2008 paid in 2009	$410,000	$143,976	$223,086	$152,068	$111,567

  The amount of the Bonus for 2008 paid in 2009 is only provided for disclosure purposes. These amounts were not earned until paid in 2009 and will be reported in next year's Summary Compensation Table with respect to 2009.

(e)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions. The vesting period of the awards is set forth under "Grants of Plan-Based Awards" below. Assumptions made in the valuation of stock awards in this column are incorporated by reference to Note 18—Stock Based Compensation, in U.S. Cellular's financial statements for the year ended December 31, 2008 included in its Form 10-K for the year ended December 31, 2008. All above stock awards were valued based on grant date fair value using an annual forfeiture rate (the percentage of stock awards granted that are assumed will be forfeited) of 0%. The annual forfeiture rate used in the calculation of the FAS 123R expense was 9.14% in 2008, 8.03% in 2007 and 7.74% in 2006. There were no forfeitures of stock awards in 2008, 2007 or 2006 for the identified officers.

  Includes the amount of FAS 123R expense related to restricted stock units under the U.S. Cellular 2005 Long-Term Incentive Plan. U.S. Cellular restricted stock units granted in 2008 will become vested on the third anniversary of the grant date, or on April 1, 2011, except with respect to Mr. Rooney whose restricted stock units became vested on October 1, 2008.

  Also includes the amount of FAS 123R expense related to phantom stock bonus match units in U.S. Cellular Common Shares credited to such officer with respect to deferred bonuses. Deferred bonus is deemed invested in phantom U.S. Cellular Common Shares. U.S. Cellular does not currently pay dividends. Mr. Rooney deferred 100% of his 2007 bonus, which was paid in 2008. Accordingly, Mr. Rooney received a phantom stock bonus match with respect to such deferred bonus in 2008 having a grant date value of $196,897. However, column (e) above includes the amount of FAS 123R expense recognized in 2008 of $328,163. In accordance with FAS 123R, U.S. Cellular recognized expense in 2008 with respect to 100% of the grant-date value bonus match awards granted in 2008 to Mr. Rooney, and recognized expense for all of Mr. Rooney's prior unvested bonus match awards, because he was eligible for retirement. See "Information Regarding Nonqualified Deferred Compensation" below.

  The following is a summary of the amount of FAS 123R expense related to stock awards reflected in column (e) above:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
2005 Restricted Stock Units	$—	$—	$52,603	$33,302	$29,434
2006 Restricted Stock Units	—	11,699	76,794	48,737	43,067
2007 Restricted Stock Units	—	76,937	179,373	128,919	76,937
2008 Restricted Stock Units	440,077	87,820	197,939	142,679	84,706

Amount of restricted stock unit expense in 2008	$440,077	$176,456	$506,709	$353,637	$234,144
Amount of bonus match expense in 2008	328,163	—	—	—	—

Total	$768,240	$176,456	$506,709	$353,637	$234,144

  For reference purposes, the following is a summary of the grant date value of stock awards in 2008 reflected in column (l) of the Grants of Plan-Based Awards Table below:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
2008 Restricted Stock Units	$440,077	$350,003	$788,879	$568,640	$337,592
2008 Bonus Match Awards	196,897	—	—	—	—

Total	$636,974	$350,003	$788,879	$568,640	$337,592

  If an award ultimately vests in full, the amount cumulatively recognized in the Summary Compensation Table over a period of years should equal 100% of the grant date fair value of the equity award or the total fair value at the date of settlement for a liability award.

(f)
Represents the dollar amount recognized for financial statement reporting purposes with respect to the fiscal year in accordance with FAS 123R, disregarding the estimate of forfeitures related to service-based vesting conditions. The dates on which the stock options become exercisable and expire is set forth below under "Grants of Plan-Based Awards." Assumptions made in the valuation of the stock option awards in this column are incorporated by reference from Note 18—Stock Based Compensation, in U.S. Cellular's financial statements for the year ended December 31, 2008 included in its Form 10-K for the year ended December 31, 2008. All above stock options were valued based on grant date fair value using a forfeiture rate (the percentage of stock options granted in 2008 that are assumed will be forfeited) of 0%. The annual forfeiture rate used in the calculation of the FAS 123R expense was 11.29% in 2008, 9.6% in 2007 and 4.4% in 2006. There were no forfeitures of stock options in 2008, 2007 or 2006 for the identified officers. The awards represent stock options with respect to U.S. Cellular Common Shares awarded during the fiscal year.

  The following is a summary of the amount of FAS 123R expense relating to stock options reflected in column (f) above:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
2004 Options	$—	$—	$9,147	$5,901	$1,262
2005 Options	—	6,989	38,308	24,250	21,438
2006 Options	—	18,962	93,296	59,192	52,309
2007 Options	—	95,678	223,064	160,343	95,678
2008 Options	1,917,477	176,055	396,804	286,024	169,898

Amount of stock option expense in 2008	$1,917,477	$297,684	$760,619	$535,710	$340,585

  For reference purposes, the following is a summary of the grant date value of stock options in 2008 reflected in column (l) of the Grants of Plan-Based Awards Table below:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Grant date value of stock options awarded in 2008	$1,917,477	$383,143	$863,569	$622,475	$369,749

  If a stock option ultimately vests in full, the amount cumulatively recognized in the Summary Compensation Table over a period of years should equal 100% of the grant date fair value of the equity award or the total fair value at the date of settlement for a liability award.

  For 2006 and 2007, the stock options granted became exercisable with respect to 25% of the shares underlying the stock option each year over a four year period. However, beginning with awards made in April 2008, stock options become exercisable with respect to 33 1/3% of the shares underlying the stock option each year over a three year period. As a result, the FAS 123R expense for options granted in 2006 and 2007 is being reflected over four years whereas the FAS 123R expense for options granted in 2008 will be reflected over three years.

(g)
None of the above executive officers has any earnings for services performed during the fiscal year pursuant to awards under "non-equity incentive plans" or earnings on any outstanding awards, pursuant to SEC rules. All amounts paid or awarded are disclosed in other columns under SEC rules. Although the annual Executive Officer Annual Incentive Plan provides incentives to executive officers other than the Chairman and the President, this plan does not function in a way which permits the determination of the bonus based on achievement of performance measures, and bonus payments under the plan are based on the judgment and discretion of the President and Chairman, as discussed above. Amounts under this plan are not earned until they are awarded and paid in the following year. There is no way under such plan to determine the amount to be paid prior to such time. Accordingly, amounts paid under such plan are set forth above under Bonus in column (d) in the year earned and paid. See the discussion under "Bonus" in the above Compensation Discussion and Analysis.

(h)
As required by SEC rules, column (h) includes the portion of interest that exceeded 120% of the applicable federal long-term rate ("AFR"), with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time each monthly interest rate is set. Each of the identified officers participates in a supplemental executive retirement plan or SERP. The interest rate for 2008 was set as of the last trading date of 2007 at 6.109% per annum, based on the yield on ten year

  BBB rated industrial bonds at such time. Such rate exceeded the AFR of 5.68% at such time. Accordingly, pursuant to SEC rules, column (h) of the Summary Compensation Table for 2008 includes the portion of such interest that exceeded the AFR at the time the interest rate was set. In addition, column (h) includes $6,002 of interest that Mr. Rooney received and $1,308 of interest that Mr. Ellison received on deferred salary that exceeds the AFR. The other officers have not deferred any of their salaries. Interest on deferred salary is compounded monthly, computed at a rate equal to one-twelfth of the sum of the average twenty-year Treasury Bond rate plus 1.25 percentage points.

  Column (h) does not include any changes in pension values because U.S. Cellular does not have any defined benefit pension plans or pension plans (including supplemental plans) where the retirement benefit is actuarially determined that cover executive officers. The named executive officers only participate in tax-qualified defined contribution plans and a non-qualified defined contribution plan which, under SEC rules, are not required to be reflected in column (h). Both the TDS Tax-Deferred Savings Plan (TDSP) and the TDS Pension Plan are qualified defined contribution plans and the supplemental executive retirement plan (SERP) is a non-qualified defined contribution plan.

(i)
Does not include any discount amount under the TDS or U.S. Cellular employee stock purchase plans because such discounts are available generally to all employees of U.S. Cellular. The per share cost to each participant is 85% of the market value of the TDS Special Common Shares or U.S. Cellular Common Shares as of the issuance date, as applicable.

  Does not include perquisites and other personal benefits, or property, unless the aggregate amount of such compensation is $10,000 or more.

  Column (i) includes the following: (1) if applicable, the total of perquisites and personal benefits if they equal or exceed $10,000, summarized by type, or specified for any perquisite or personal benefit that exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for each officer, which are referred to as Specified Perquisites, in each case, valued on the basis of the aggregate incremental cost of such perquisite or personal benefit to U.S. Cellular, including any related tax gross up, and (2) contributions by U.S. Cellular for the benefit of the named executive officer under (a) the TDS tax-deferred savings plan which is referred to as the TDSP, (b) the TDS Pension Plan, and (c) the TDS supplemental executive retirement plan, which is referred to as the SERP:

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
Total Perquisites if $10,000 or more	N/A	N/A	N/A	N/A	N/A
Other Compensation
TDSP	$8,740	$8,740	$8,740	$6,900	$8,740
Pension Plan	10,740	10,740	10,740	10,740	10,740
SERP	35,260	26,624	35,260	32,621	23,014

Total	$54,740	$46,104	$54,740	$50,261	$42,494

  None of the named executive officers had perquisites or personal benefits that equaled or exceeded $10,000 in 2008.

  The TDSP is a tax-qualified defined contribution retirement plan that does not discriminate in scope, terms or operation in favor of executive officers and that is available generally to all employees. Employees contribute amounts to the plan and U.S. Cellular makes matching contributions in part.

  The Pension Plan is a tax-qualified defined contribution retirement plan that does not discriminate in scope, terms or operation in favor of executive officers and that is available generally to all employees. U.S. Cellular and its subsidiaries make annual employer contributions for each participant.

  The SERP is a non-qualified defined contribution plan that is available only to certain officers. This plan provides supplemental benefits under the Pension Plan to offset the reduction of benefits caused by the limitation on annual employee compensation which can be considered for tax qualified pension plans under the Internal Revenue Code. U.S. Cellular and its subsidiaries make annual employer contributions for each participant.

(j)
Represents the dollar value of total compensation for the fiscal year based on the sum of all amounts reported in columns (c) through (i).

Footnotes:

(1)
John E. Rooney, as President and Chief Executive Officer, is included above as U.S. Cellular's principal executive officer. Under the executory portions of an offer letter which was accepted by John E. Rooney on March 28, 2000 relating to his employment as President and Chief Executive Officer, all unvested stock option and restricted stock awards granted to Mr. Rooney on or prior to April 10, 2006 fully vested on October 10, 2006, and all stock option and restricted stock awards granted after April 10, 2006 will fully vest six months after the date they are granted.

(2)
Steven T. Campbell, U.S. Cellular's Executive Vice President—Finance, Chief Financial Officer and Treasurer since January 1, 2007, is included above as U.S. Cellular's principal financial officer. U.S. Cellular does not have any employment, severance or similar agreement with Mr. Campbell that is executory.

(3)
Jay M. Ellison, Executive Vice President and Chief Operating Officer, is included above as one of the three most highly compensated executive officers other than the principal executive officer or principal financial officer who was serving as an executive officer at the end of the last completed fiscal year. U.S. Cellular does not have any employment, severance or similar agreement with Mr. Ellison.

(4)
Michael S. Irizarry, Executive Vice President—Engineering and Chief Technical Officer, is included above as one of the three most highly compensated executive officers other than the principal executive officer or principal financial officer who was serving as an executive officer at the end of the last completed fiscal year. U.S. Cellular does not have any employment, severance or similar agreement with Mr. Irizarry.

(5)
Jeffrey J. Childs, Senior Vice President and Chief Human Resources Officer, is included above as one of the three most highly compensated executive officers other than the principal executive officer or principal financial officer who was serving as an executive officer at the end of the last completed fiscal year. U.S. Cellular does not have any employment, severance or similar agreement with Mr. Childs.

Information Regarding Plan-Based Awards Table

        The following table shows, as to the executive officers who are named in the Summary Compensation Table, certain information regarding plan-based awards in 2008.

Grants of Plan-Based Awards

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards
					Estimated Future Payouts Under Equity Incentive Plan Awards
Name (a)	Grant Date (b)							All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards (l)
		(c)	(d)	(e)	(f)	(g)	(h)
John E. Rooney
Awards in Common Shares(1)
Phantom Stock Bonus Match Units(2)	03/14/08							3,502			$196,897
Restricted Stock Units	04/1/08							7,695			$440,077

Subtotal Stock Awards											$636,974
Stock Options	04/1/08								136,000	$57.19	$1,917,477

Total Grant Date Fair Value of all Awards											$2,554,451

Steven T. Campbell
Awards in Common Shares(1)
Restricted Stock Units	04/1/08							6,120			$350,003
Stock Options	04/1/08								27,175	$57.19	$383,143

Total Grant Date Fair Value											$733,146

Jay M. Ellison
Awards in Common Shares(1)
Restricted Stock Units	04/1/08							13,794			$788,879
Stock Options	04/1/08								61,250	$57.19	$863,569

Total Grant Date Fair Value											$1,652,448

Michael S. Irizarry
Awards in Common Shares(1)
Restricted Stock Units	04/1/08							9,943			$568,640
Stock Options	04/1/08								44,150	$57.19	$622,475

Total Grant Date Fair Value											$1,191,115

Jeffrey J. Childs
Awards in Common Shares(1)
Restricted Stock Units	04/1/08							5,903			$337,592
Stock Options	04/1/08								26,225	$57.19	$369,749

Total Grant Date Fair Value											$707,341

Explanation of Columns:

(a)	Includes the persons identified in the Summary Compensation Table.
(b)
Represents the date on which the Stock Option Compensation Committee took action to grant the awards or, in the case of the phantom stock bonus match units, the date that such units were credited to the officer pursuant to the 2005 Long-Term Incentive Plan.
(c)-(e)	These columns as set forth in SEC rules are not applicable because the identified officers did not receive any non-equity incentive plan awards, as defined by SEC rules.
(f)-(h)	These columns as set forth in SEC rules are not applicable because the identified officers did not receive any equity incentive plan awards, as defined by SEC rules.
(i)
Includes the number of U.S. Cellular Common Shares underlying restricted stock units awarded pursuant to the U.S. Cellular 2005 Long-Term Incentive Plan. Such restricted stock units become vested on April 1, 2011, except that the restricted stock unit award became fully vested on October 1, 2008 with respect to Mr. Rooney.

Also includes the number of phantom stock bonus match units in U.S. Cellular Common Shares credited to such officer with respect to deferred bonus compensation. Mr. Rooney deferred all of his bonus earned in 2008 under the U.S. Cellular 2005 Long-Term Incentive Plan, which permits the above officers to defer all or a portion of their annual bonus to a deferred compensation account. Deferred compensation will be deemed invested in phantom U.S. Cellular Common Shares. The phantom stock units are not credited with dividends because U.S. Cellular does not currently pay dividends. The officer makes an election as to when to receive a distribution of the deferred compensation account. If an officer elects to defer all or a portion of his annual bonus, U.S. Cellular will allocate a match award to the employee's deferred compensation account in an amount equal to the sum of (i) 25% of the deferred bonus amount which is not in excess of one-half of the employee's gross bonus for the year and (ii) 33 1/3% of the deferred bonus amount which is in excess of one-half of the employee's gross bonus for the year. The entire amount of the bonus is included in the Summary Compensation Table in column (d) under "Bonus," whether or not deferred. The FAS 123R expense of the matched stock units is reported in the Summary Compensation Table in column (e) under "Stock Awards." See "Information Regarding Nonqualified Deferred Compensation" below.
(j)
Represents the number of U.S. Cellular Common Shares underlying stock options awarded during the fiscal year pursuant to the U.S. Cellular 2005 Long-Term Incentive Plan. The U.S. Cellular stock options were granted at an exercise price of $57.19 per share, which was the closing price of a U.S. Cellular Common Share on April 1, 2008. Such stock options become exercisable with respect to one third of the shares underlying the stock option on April 1, 2009, 2010 and 2011, except that the stock options vested in their entirety on October 1, 2008 with respect to Mr. Rooney, and are exercisable until April 1, 2018.
(k)	Represents the per-share exercise price of the stock options granted in column (j). Such exercise price is not less than the closing market price of the underlying security on the date of the grant.
(l)
Represents the grant date fair value of each equity award computed in accordance with FAS 123R or, in the case of any adjustment or amendment of the exercise or base price of stock options, SARs or similar option-like instruments previously awarded to a named executive officer, whether through amendment, cancellation or replacement grants, or any other means ("repriced"), or other material modification of such awards, represents the incremental fair value, computed as of the repricing or modification date in accordance with FAS 123R, with respect to that repriced or modified award. No stock options were repriced or materially modified in the last fiscal year with respect to the identified executive officers.
Footnotes:

(1)	Pursuant to the U.S. Cellular 2005 Long-Term Incentive Plan, on April 1, 2008, such executive officer was granted restricted stock units and stock options to purchase U.S. Cellular Common Shares as indicated above. The FAS 123R expense of the restricted stock unit awards is reported in the Summary Compensation Table in column (e) and the FAS 123R expense of the stock option awards is reported in the Summary Compensation Table in column (f).
(2)
Includes the number of phantom stock units in U.S. Cellular Common Shares credited to such officer with respect to company match units related to deferred bonus compensation. Only Mr. Rooney deferred his bonus earned in 2008 (based upon 2007 performance). John E. Rooney participates in the U.S. Cellular 2005 Long-Term Incentive Plan. This plan permits officers to defer all or a portion of their annual bonus to a deferred compensation account. The FAS 123R expense of the company match stock units is reported in the Summary Compensation Table in column (e) under "Stock Awards." U.S. Cellular does not currently pay dividends. Does not include the amount of the bonus earned that was credited as phantom stock because this is reported in the Summary Compensation Table in column (d) under "Bonus" whether or not deferred and credited as phantom stock, rather than in column (e) as "Stock Awards". John E. Rooney deferred $675,000, representing 100% of the bonus earned by him in 2008, and was credited with 12,004 shares of phantom stock on March 14, 2008.

Information Regarding Outstanding Equity Awards at Year End Table

        The following table shows, as to the executive officers who are named in the Summary Compensation Table, certain information regarding outstanding equity awards at December 31, 2008.

Outstanding Equity Awards at Fiscal Year-End

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
John E. Rooney
Options:
2008 Options(1)	136,000			$57.19	4/1/18
Stock Awards:
Bonus Match(7)						3,056	$132,141

Total	136,000	—				3,056	$132,141

Steven T. Campbell
Options:
2008 Options(1)		27,175		$57.19	4/1/18
2007 Options(2)	4,300	12,900		$73.84	4/2/17
2006 Options(3)	1,894	3,788		$59.43	4/3/16
2005 Options(4)		1,282		$47.76	6/1/15
Stock Awards:
2008 Restricted Stock Units(8)						6,120	$264,629
2007 Restricted Stock Units(9)						3,123	$135,038
2006 Restricted Stock Units(10)						590	$25,512

Total	6,194	45,145				9,833	$425,179

Jay M. Ellison
Options:
2008 Options(1)		61,250		$57.19	4/1/18
2007 Options(2)	10,025	30,075		$73.84	4/2/17
2006 Options(3)	9,319	18,638		$59.43	4/3/16
2005 Options(4)		8,600		$45.63	3/31/15
Amended Initial Options(5)	4,613			$75.00	9/1/10
Stock Awards:
2008 Restricted Stock Units(8)						13,794	$596,453
2007 Restricted Stock Units(9)						7,281	$314,830
2006 Restricted Stock Units(10)						3,873	$167,469

Total	23,957	118,563				24,948	$1,078,752

	Option Awards					Stock Awards
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($) (h)	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Michael S. Irizarry
Options:
2008 Options(1)		44,150		$57.19	4/1/18
2007 Options(2)	7,206	21,619		$73.84	4/2/17
2006 Options(3)	5,913	11,825		$59.43	4/3/16
2005 Options(4)		5,444		$45.63	3/31/15
Stock Awards:
2008 Restricted Stock Units(8)						9,943	$429,935
2007 Restricted Stock Units(9)						5,233	$226,275
2006 Restricted Stock Units(10)						2,458	$106,284

Total	13,119	83,038				17,634	$762,494

Jeffrey J. Childs
Options:
2008 Options(1)		26,225		$57.19	4/1/18
2007 Options(2)	4,300	12,900		$73.84	4/2/17
2006 Options(3)	10,450	10,450		$59.43	4/3/16
2005 Options(4)	5,937	4,813		$45.63	3/31/15
2004 Initial Options(6)	3,425			$43.20	2/17/14
Stock Awards:
2008 Restricted Stock Units(8)						5,903	$255,246
2007 Restricted Stock Units(9)						3,123	$135,039
2006 Restricted Stock Units(10)						2,172	$93,917

Total	24,112	54,388				11,198	$484,202

Explanation of Columns:

(a)
Includes the persons identified in the Summary Compensation Table.

(b)
Includes, on an award-by-award basis, the number of securities underlying unexercised stock options, including any awards that have been transferred other than for value, that are exercisable as of December 31, 2008. No awards have been transferred.

(c)
Includes on an award-by-award basis, the number of securities underlying unexercised stock options, including any awards that have been transferred other than for value, that are unexercisable as of December 31, 2008. No awards have been transferred.

(d)
This column is not applicable because the identified officers do not have any stock options that are equity incentive plan awards, as defined by SEC rules.

(e)
Represents the exercise prices of the awards identified in columns (b) and (c).

(f)
Represents the expiration dates of the awards identified in columns (b) and (c).

(g)
Represents the total number of shares underlying stock awards that have not vested as of December 31, 2008.

(h)
Represents the aggregate market value of shares underlying stock awards that have not vested as of December 31, 2008, calculated using the closing price of U.S. Cellular Common Shares of $43.24 on December 31, 2008, the last trading day of 2008.

(i)
This column is not applicable because the identified officers do not have any stock awards that are equity incentive plan awards, as defined by SEC rules.

(j)
This column is not applicable because the identified officers do not have any stock awards that are equity incentive plan awards, as defined by SEC rules.

Footnotes:

        The following provides additional information with respect to outstanding equity awards at year end. Number references correspond to numbers in the above table. The following discloses the date that stock options were scheduled to become exercisable and that restricted stock units were scheduled to become vested.

(1)
The 2008 Options are scheduled to become exercisable in annual increments of one third on April 1 of each year beginning in 2009 and ending in 2011 (except that such stock options became fully vested on October 1, 2008 with respect to Mr. Rooney), and are exercisable until April 1, 2018 at an exercise price of $57.19.

(2)
The 2007 Options are scheduled to become exercisable in annual increments of 25% on April 2 of each year beginning in 2008 and ending in 2011, and are exercisable until April 2, 2017 at an exercise price of $73.84.

(3)
The 2006 Options are scheduled to become exercisable in annual increments of 25% on April 3 of each year beginning in 2007 and ending in 2010, and are exercisable until April 3, 2016 at an exercise price of $59.43.

(4)
The 2005 Options are scheduled to become exercisable in annual increments of 25% on March 31 of each year beginning in 2006 and ending in 2009, and are exercisable until March 31, 2015 at an exercise price of $45.63, except that the 2005 Options granted to Mr. Campbell were scheduled to become exercisable in annual increments of 25% on June 1 of each year beginning in 2006 and ending in 2009, and are exercisable until June 1, 2015 at an exercise price of $47.76.

(5)
The Amended Initial Options were originally granted on September 1, 2000 and were scheduled to become exercisable with respect to 20% of the shares underlying the stock option on September 1 of each year beginning in 2001 and ending in 2005, and were exercisable until September 1, 2010 at an exercise price of $73.31. No portion of the stock option has been exercised. The stock option was amended on December 26, 2006 to correct the exercise price of the stock option to the closing price of the underlying Common Shares as of the date of approval of the original stock option by the Stock Option Compensation Committee of $75.00 on September 8, 2000. In connection therewith, U.S. Cellular agreed to pay $7,784 to Mr. Ellison, which was paid in 2007, representing the aggregate amount of a make-whole payment as a result of the increase in the exercise price of the original stock option. The amended stock option with respect to 4,613 shares was immediately exercisable in full.

(6)
The 2004 Initial Options became exercisable with respect to 6,425 U.S. Cellular Common Shares on January 19, 2005 and with respect to an additional 6,425 Common Shares on each anniversary thereof, through and including January 19, 2008 for a total of 25,700 Common Shares, and are exercisable until February 17, 2014 at an exercise price of $43.20.

(7)
Represents U.S. Cellular Common Shares underlying phantom stock bonus match units credited to such officer with respect to deferred bonus compensation. One-third of the U.S. Cellular phantom stock bonus match units become vested on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that the officer is an employee of U.S. Cellular or an affiliate on such date.

(8)
Such restricted stock units become vested on April 1, 2011.

(9)
Such restricted stock units become vested on April 2, 2010.

(10)
Such restricted stock units become vested on April 3, 2009.

Information Regarding Option Exercises and Stock Vested Table

        The following table shows, as to the executive officers who are named in the Summary Compensation Table, certain information regarding option exercises and stock vested in 2008.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized Upon Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
John E. Rooney (1)
Options Exercises (Date of Exercise):(4)(5)(6)
2005 Options (1/16/08)	19,642	$689,827
2005 Options (2/19/08)	29,100	$608,772
2002 Options (3/17/08)	3,767	$50,478
2005 Options (3/17/08)	55,833	$489,655
2002 Options (4/16/08)	12,733	$162,982
2004 Options (4/16/08)	24,467	$370,675
2004 Options (5/16/08)	24,400	$649,040
2004 Options (7/7/08)	33,300	$546,120
2003 Options (8/5/08)	10,000	$385,300
2004 Options (8/5/08)	9,833	$239,434
2003 Options (9/5/08)	19,400	$498,386
2003 Options (10/6/08)	25,500	$396,525
2003 Options (10/9/08)	50,350	$802,075
Stock Awards Vested:
2008 Restricted Stock Units(1)			7,695	$365,512
Bonus Match Units(3)			2,405	$103,992

Total	318,325	$5,889,269	10,100	$469,504

Steven T. Campbell
Options Exercises (Date of Exercise):(5)(6)
2005 Options (6/13/08)	1,281	$17,345
Stock Awards Vested:			—	—

Total	1,281	$17,345	—	—

Jay M. Ellison
Options Exercises (Date of Exercise):(5)(6)
2004 Options (8/8/08)	8,807	$186,092
2005 Options (8/8/08)	8,600	$121,690
Stock Awards Vested:
2005 Restricted Stock Units(2)			13,897	$764,335

Total	17,407	$307,782	13,897	$764,335

Michael S. Irizarry
Options Exercises (Date of Exercise):(5)(6)
2004 Options (3/31/08)	5,682	$92,901
2005 Options (3/31/08)	5,444	$51,010
Stock Awards Vested:
2005 Restricted Stock Units(2)			8,798	$483,890

Total	11,126	$143,911	8,798	$483,890

Jeffrey J. Childs
Options Exercises (Date of Exercise):(5)(6)
2004 Initial Options (6/9/08)	3,000	$54,900
2005 Options (6/9/08)	4,000	$63,480
Stock Awards Vested:
2005 Restricted Stock Units(2)			7,776	$427,680

Total	7,000	$118,380	7,776	$427,680

Explanation of Columns:

(a)
Includes the persons identified in the Summary Compensation Table.

(b)
Represents the number of securities for which the stock options were exercised.

(c)
Represents the aggregate dollar value realized upon exercise of stock options, based on the difference between the market price of the underlying securities at exercise and the exercise or base price of the stock options.

(d)
Represents the number of shares of stock that have vested. This includes restricted stock and bonus plan company-match phantom stock units.

(e)
Represents the aggregate dollar value realized upon vesting of stock, calculated by multiplying the number of shares of stock or units by the market value (closing price) of the underlying shares on the vesting date.

Footnotes:

(1)
Pursuant to John E. Rooney's employment letter agreement, stock options and restricted stock units awarded to Mr. Rooney on April 1, 2008 vested on October 1, 2008. The stock price used to calculate the value realized on vesting of the restricted stock units was the closing price of U.S. Cellular Common Shares of $47.50 on October 1, 2008.

(2)
Such restricted stock units became vested on March 31, 2008. The stock price used to calculate the value realized on vesting was the closing price of U.S. Cellular Common Shares of $55.00 on March 31, 2008.

(3)
Pursuant to U.S. Cellular's 2005 Long-Term Incentive Plan, the bonus plan company-match phantom stock units vest one-third on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that the officer is an employee of U.S. Cellular or an affiliate on such date. The stock price used to calculate the value on vesting was the closing price of U.S. Cellular Common Shares of $43.24 on December 31, 2008, the last trading day in 2008. See "Information Regarding Nonqualified Deferred Compensation" below.

(4)
All stock option exercises by John E. Rooney were made pursuant to a plan under SEC Rule 10b5-1.

(5)
The exercise price with respect to such stock options was paid by allowing U.S. Cellular to withhold U.S. Cellular Common Shares having a value equal to the aggregate exercise price, and taxes were paid by allowing U.S. Cellular to withhold U.S. Cellular Common Shares having a value equal to the tax withholding amount.

(6)
See the Outstanding Equity Awards at Fiscal Year-End Table above for a description of the stock options that continued to be held by the named executive officers at December 31, 2008. In addition, the following is a description of stock options that had been fully exercised as of December 31, 2008 by the named executive officers:

  The 2004 Options were scheduled to become exercisable in annual increments of 25% on March 31 of each year beginning in 2005 and ending in 2008 (except that all stock options became fully exercisable on October 10, 2006 with respect to Mr. Rooney), and were exercisable until March 31, 2014 at an exercise price of $38.65.

  The 2003 Options were scheduled to become exercisable in annual increments of 25% on March 31 of each year beginning in 2004 and ending in 2007 (except that all stock options became fully exercisable on October 10, 2006 with respect to Mr. Rooney), and were exercisable until April 21, 2013 at an exercise price of $24.47 for Mr. Rooney, and are exercisable until March 31, 2013 at an exercise price of $23.61 for the other executive officers.

  The 2002 Options were scheduled to become exercisable in annual increments of 25% on March 31 of each year beginning in 2003 and ending in 2006, and were exercisable until March 31, 2012 at an exercise price of $41.00.

Information Regarding Pension Benefits

        U.S. Cellular executive officers are covered by a "defined contribution" tax-deferred savings plan, a "defined contribution" pension plan and a related supplemental plan, as discussed above. The company contributions for each of the named executive officers under these plans is disclosed in column (i), "All Other Compensation," of the Summary Compensation Table. However, U.S. Cellular does not have any "defined benefit" pension plans (including supplemental plans). The named executive officers only participate in tax-qualified defined contribution plans and a non-qualified defined contribution plan. Both the TDS Tax-Deferred Savings Plan (TDSP) and the TDS Pension Plan are qualified defined contribution plans and the supplemental executive retirement plan (SERP) is a non-qualified defined contribution plan. Accordingly, the Pension Benefits table provided by SEC rules is not applicable.

Information Regarding Nonqualified Deferred Compensation

        The following table shows, as to the executive officers who are named in the Summary Compensation Table, certain information regarding nonqualified deferred compensation for the year ended and as of December 31, 2008.

 Nonqualified Deferred Compensation

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($) (f)
John E. Rooney
SERP(1)		$35,260	$13,904		$276,762
Salary Deferral(2)
For years prior to 2008(3)	$6,583		$63,654	$(1,246,954)	$—
2008	$167,164		$4,120		$171,284
Bonus Deferral and Company Match(4)
Bonus Deferral 12,004 Common Shares	$675,000
Company Match in Common Shares
3,502 shares—2008 Company Match		$196,897
(Distribution)—(51,551) Common Shares(5)				$(1,846,027)
Changes in value in 2008			$(3,197,648)
Ending Balance 31,946 Common Shares (including 3,056 units that have not vested)					$1,381,345

Aggregate Total(6)	$848,747	$232,157	$(3,115,970)	$(3,092,981)	$1,829,391

Steven T. Campbell
SERP(1)		$26,624	$886		$42,014

Aggregate Total(6)	—	$26,624	$886	—	$42,014

Jay M. Ellison
SERP(1)		$35,260	$10,545		$218,426
Salary Deferral(2)			$19,025		$346,219
Bonus Deferral and Company Match
Changes in value in 2008			$(122,905)
Ending Balance 3,010 Common Shares					$130,152

Aggregate Total(6)	—	$35,260	$(93,335)	—	$694,797

Michael S. Irizarry
SERP(1)		$32,621	$5,943		$135,842

Aggregate Total(6)	—	$32,621	$5,943	—	$135,842

Jeffrey J. Childs
SERP(1)		$23,014	$2,125		$59,925

Aggregate Total(6)	—	$23,014	$2,125	—	$59,925

Explanation of Columns:

(a)
Includes the persons identified in the Summary Compensation Table.

(b)
Represents the dollar amount of aggregate executive contributions during the last fiscal year. The entire amount of the salary earned in 2008 is included in column (c) of the Summary Compensation Table, whether or not deferred. Only John E. Rooney deferred a portion of his salary in 2008. With respect to deferred bonus, includes the actual dollar amount of bonus deferred, which amount is also included in column (d) of the Summary Compensation Table. The entire amount of the bonus earned in 2008 is included in column (d) of the Summary Compensation Table, whether or not deferred. Only John E. Rooney deferred a portion of his bonus earned in 2008 (based upon 2007 performance). The officer makes an election as to when to receive a distribution of the deferred compensation account.

(c)
Represents the dollar amount of aggregate contributions by U.S. Cellular during the last fiscal year. With respect to the SERP, represents the actual dollar amount contributed with respect to 2008 for the officer. This is the same as the amount reported in column (i) of the Summary Compensation Table. With respect to the company match, represents the value of the shares on the date the bonus match units were credited with respect to the officer. This does not agree with the amount included as stock awards in the column (e) of the Summary Compensation Table, which includes the dollar amount recognized for financial statement reporting purposes in accordance with FAS 123R rather than the value of the phantom shares at the time they were credited to the officer's account.

(d)
Represents the dollar amount of aggregate interest or other earnings accrued during the last fiscal year. With respect to the SERP, represents the actual dollar amount earned in 2008 by the officer, of which any amount that is deemed to be above-market or preferential earnings as defined by SEC rules is included in column (h) of the Summary Compensation Table. With respect to any deferred salary, includes the amount of interest credited to the deferred account for 2008, of which any amount that is deemed to be above-market or preferential earnings as defined by SEC rules is included in column (h) of the Summary Compensation Table.

(e)
Represents the aggregate dollar amount of any withdrawals by or distributions to the executive during the last fiscal year. Any such amounts represent withdrawals or distributions of company and/or employee contributions and/or earnings from prior years and are not included in 2008 compensation in the Summary Compensation Table.

(f)
Represents the dollar amount of total balance of the executive's account as of the end of the last fiscal year. With respect to the SERP, represents the actual dollar amount in the executive's account as of December 31, 2008. With respect to any deferred salary, represents the actual dollar amount in the executive's account as of December 31, 2008. With respect to bonus deferral and company match, represents the dollar value of the number of phantom stock units held in the executive's account based on the closing price of the underlying shares of $43.24 on December 31, 2008, the last trading day of the year.

Footnotes:

(1)
Each of the identified officers participates in a supplemental executive retirement plan ("SERP"). This plan provides supplemental benefits to the TDS pension plan ("Pension Plan") to offset the reduction of benefits caused by the limitation on annual employee compensation which can be considered for tax qualified pension plans under the Internal Revenue Code. The SERP is a non-qualified deferred compensation plan and is intended to be unfunded. Such officers are credited with interest on their balances in the SERP. The interest rate for 2008 was set as of the last trading date of 2007 at 6.109% per annum, based on the yield on ten year BBB rated industrial bonds at such time. Such rate exceeded 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), of 5.68% at such time. Accordingly, pursuant to SEC rules, column (h) of the Summary Compensation Table includes the portion of such interest that exceeded interest calculated using 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time such interest rate was set.

  See "Compensation Discussion and Analysis" for information relating to vesting and distribution of amounts under the SERP.

(2)
Represents deferred salary accounts pursuant to deferred salary compensation agreements for Messrs. Rooney and Ellison for 2008 and/or prior years. The other officers have not deferred any of their salaries. All of the annual salary earned is reported in column (c) of the Summary Compensation Table, whether or not deferred. Pursuant to the agreements, the deferred salary account is credited with interest compounded monthly, computed at a rate equal to one-twelfth of the sum of the average twenty-year Treasury Bond rate plus 1.25 percentage points until the deferred compensation amount is paid to such person. As required by SEC rules, column (h) of the Summary Compensation Table includes the portion of such interest that exceeded interest calculated using 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code), at the time each monthly interest rate was set.

(3)
Column (e) includes a distribution of Mr. Rooney's account of salary deferred relating to years prior to 2008, including interest, on December 1, 2008.

(4)
The amounts in column (b) represent deferrals of bonus earned in 2008. All of the annual bonus is reported in column (d), "Bonus," of the Summary Compensation Table, whether or not deferred. The amounts in column (c) represent the value of company match awards credited with respect to the officer in the fiscal year. One-third of the phantom stock bonus match units vest with respect to a particular year's deferred bonus on each of the first three anniversaries of the last day of the year for which the applicable bonus is payable, provided that such officer is an employee of U.S. Cellular or an affiliate on such date. If the officer continues as an employee during the entire vesting period, he or she will receive a total bonus match equal to the sum of (i) 25% of amounts deferred up to 50% of such year's bonus and (ii) 33 1/3% of amounts deferred that exceed 50% of such year's bonus. The vesting of unvested phantom stock units may accelerate under certain circumstances and the effects of such acceleration are disclosed in the "Potential Payments Upon Termination or Change in Control" table below. The FAS 123R expense of the company match stock units is reported in the Summary Compensation Table in column (e) under "Stock Awards."

  An officer will receive in shares an amount equal to his or her vested deferred compensation account balance at the date elected by the officer (either the officer's separation from service, subject to any delay required by Section 409A of the Internal Revenue Code, or a date specified by the officer). See the Compensation Disclosure and Analysis for information relating to vesting and distribution of deferred bonus and company match balances.

(5)
Represents a distribution of a portion of Mr. Rooney's account on December 1, 2008. The distribution represented 51,551 gross USM Common Shares, having a value of $1,846,027, based on the closing price at December 1, 2008 of $35.81 per share. Relating to this amount, $1,570,000 had been reported as bonus and $457,655 had been reported as company match compensation, for a total of $2,027,655, in the Summary Compensation Table with respect to periods prior to 2006 under prior SEC rules. The amount distributed is lower than the amounts previously reported due to the decline in the U.S. Cellular stock price. After deduction of shares for taxes, Mr. Rooney received a net of 31,792 USM Common Shares, having a value per share of $35.81, plus $24 in cash for a fractional share.

(6)
Information relating to amounts included in the above Summary Compensation Table for 2008 is discussed in the above notes. As required by SEC rules, the following is a summary of the amount of the total deferred compensation balances reported as compensation in the Summary Compensation Table in prior years, beginning in 2006, which is the first year in which deferred compensation was reported pursuant to the above table.

	John E. Rooney	Steven T. Campbell	Jay M. Ellison	Michael S. Irizarry	Jeffrey J. Childs
SERP Company Contribution	$68,051	$14,504	$59,857	$45,572	$31,657
Salary Deferral	298,614	—	—	—	—
Excess Interest	6,990	—	2,358	35	8
Bonus Deferral	825,000	—	—	—	—
Company Match	274,691	—	—	—	—

Total	$1,473,346	$14,504	$62,215	$45,607	$31,665

Potential Payments Upon Termination Or Change In Control

        This section discusses, with respect to the executives identified in the Summary Compensation Table, each contract, agreement, plan or arrangement, whether written or unwritten, that provides for payments to such executive at, following, or in connection with any termination, including resignation, severance, retirement or constructive termination, or a change in control of U.S. Cellular or a change in the executive officer's responsibilities.

        The Company does not have any agreements with any of the named executive officers or any plans or policies that provide for severance or other compensation or benefits to the named executive officers upon termination or a Change in Control other than the acceleration of equity awards upon certain events as discussed herein and as set forth in the Table of Potential Payments upon Termination or Change in Control. The acceleration of awards is considered to be appropriate under certain qualified termination events or a Change in Control as discussed therein, but U.S. Cellular does not consider it appropriate to generally provide for other significant severance or similar benefits in such events or to permit the acceleration of awards as a general rule for non-qualified termination events. The Company considers the fact that, unlike most of its peer companies, which are generally widely held, U.S. Cellular is controlled by TDS, which is controlled by the TDS Voting Trust. As a result, U.S. Cellular does not follow the practices of certain other companies that may provide for substantial benefits upon a termination or a Change in Control as a standard practice. Instead, potential payments upon termination or a Change in Control are designed primarily so that employees are neither harmed nor given a windfall in such circumstances. The acceleration of awards under certain circumstances is intended to motivate executive officers to act in the best long-term interests of U.S. Cellular.

        Notwithstanding the foregoing, U.S. Cellular may enter into agreements or arrangements with officers that provide for severance or other compensation or benefits under circumstances that are negotiated with such officer in connection with the employment or termination of employment of an officer. Any such agreement or arrangement is based on the facts and circumstances at the time relating to the particular employment relationship. See for instance the employment agreement entered into with John E. Rooney as discussed below.

        The foregoing approach to termination payments is consistent with U.S. Cellular's overall compensation objectives, as discussed above. These objectives assume that officers will be compensated primarily based on performance during their continued employment with U.S. Cellular and are designed to motivate executive officers to act in the best long-term interest of U.S. Cellular, recognizing that U.S. Cellular is a controlled company. As a result, these objectives do not contemplate providing significant benefits with respect to qualified termination events or a Change in Control or providing any benefits upon non-qualified termination events. Accordingly, the limited amounts of termination and Change in Control payments provided as discussed herein are taken into account with all other facts and circumstances, but otherwise do not significantly affect decisions relating to other elements of compensation, which are provided consistent with the foregoing compensation objectives assuming continued employment until normal retirement.

Arrangements with Specified Officers

        U.S. Cellular does not have any agreements with any of the named executive officers providing for severance or other compensation or benefits upon termination or a change in control, provided that certain awards may accelerate upon termination or a change in control as discussed above under Compensation Disclosure and Analysis—Other Benefits and Plans Available to Identified Officers. U.S. Cellular has certain arrangements with John E. Rooney relating to vesting of stock options and restricted stock units that are not related to termination or a change in control, as discussed in footnote (1) to the below table.

Table of Potential Payments upon Termination or Change in Control

        The following table summarizes the estimated payments to be made under each contract, agreement, plan or arrangement which provides for payments to a named executive officer at, following, or in connection with any termination of employment including by resignation, retirement, disability or a constructive termination of a named executive officer, or a Change in Control or a change in the named executive officer's responsibilities. However, in accordance with SEC regulations, the following does not report any amount to be provided to a named executive officer under any arrangement that does not discriminate in scope, terms, or operation in favor of our executive officers and which is available generally to all employees. Also, the following table does not repeat information disclosed above under the Nonqualified Deferred Compensation table or the Outstanding Equity Awards at Fiscal Year-End table, except to the extent that the amount payable to the named executive officer would be enhanced or accelerated by the termination event.

        The following table provides quantitative disclosure, assuming that the triggering event took place on December 31, 2008, the last business day of 2008 and, if applicable, that the price per share of the registrant's securities is the closing market price as of December 31, 2008. All of John E. Rooney's awards granted prior to 2009 other than bonus match awards have vested pursuant to his agreement with U.S. Cellular. See footnote (1) to the below table. The vesting of his bonus match units will accelerate in the event of a qualified disability, qualified retirement, death or, upon approval by the board of directors, a Change in Control. With respect to the other officers, the following represent additional payments that may become due as a result of the acceleration of the vesting of stock options and/or restricted stock units and/or bonus match units upon the following triggering events: (i) a qualified disability (for restricted stock units and bonus match units but not stock options), (ii) a qualified retirement, (iii) a Change in Control (as defined above, and upon approval by the board of directors) and (iv) death (for restricted stock units and bonus match units but not stock options) (collectively, "Triggering Events"). No such additional payments would be made in the event of any other termination of employment or service. In addition, the below table identifies all other payments that may be made pursuant to agreements, if any.

Table of Potential Payments upon Termination or Change in Control

Name (a)	Early Vesting of Options ($) (b)	Early Vesting of Restricted Stock Units ($) (c)	Early Vesting of Bonus Stock Match Units ($) (d)	Other ($) (e)	Total ($) (f)
John E. Rooney(1)
Bonus Stock Match Units for 3,056 Common Shares			$132,141		$132,141

Aggregate Totals	—	—	$132,141	—	$132,141

Steven T. Campbell
Stock Options for 45,145 Common Shares(2)	—				—
Restricted Stock Units for 9,833 Common Shares(3)		$425,179			$425,179

Aggregate Totals	—	$425,179	—	—	$425,179

Jay M. Ellison
Stock Options for 118,563 Common Shares(2)	—				—
Restricted Stock Units for 24,948 Common Shares(3)		$1,078,752			$1,078,752

Aggregate Totals	—	$1,078,752	—	—	$1,078,752

Michael S. Irizarry
Stock Options for 83,038 Common Shares(2)	—				—
Restricted Stock Units for 17,634 Common Shares(3)		$762,494			$762,494

Aggregate Totals	—	$762,494	—	—	$762,494

Jeffrey J. Childs
Stock Options for 54,388 Common Shares(2)	—				—
Restricted Stock Units for 11,198 Common Shares(3)		$484,202			$484,202

Aggregate Totals	—	$484,202	—	—	$484,202

Explanation of Columns:

(a)
Includes the persons identified in the Summary Compensation Table.

(b)
Represents the maximum potential value of accelerated stock options assuming that a Triggering Event took place on December 31, 2008 and that the price per share of the registrant's securities is the closing market price as of December 31, 2008, the last trading day in 2008. The stock price used was the closing price of U.S. Cellular Common Shares of $43.24 on December 31, 2008. Includes only the aggregate difference between the exercise price of such stock options and such year end stock price.

(c)
Represents the maximum potential value of accelerated restricted stock units assuming that a Triggering Event took place on December 31, 2008 and that the price per share of the registrant's securities is the closing market price as of December 31, 2008, the last trading day in 2008. The stock price used was the closing price of U.S. Cellular Common Shares of $43.24 on December 31, 2008.

(d)
Represents the maximum potential value of accelerated bonus match units assuming that a Triggering Event took place on December 31, 2008 and that the price per share of the registrant's securities is the closing market price as of December 31, 2008, the last trading day in 2008. The stock price used was the closing price of U.S. Cellular Common Shares of $43.24 on December 31, 2008.

(e)
There were no other potential payments upon a termination or change in control as of December 31, 2008.

(f)
Represents the total of columns (b) through (e).

  Although U.S. Cellular has attempted to make a reasonable estimate (or a reasonable estimated range of amounts) applicable to the payment or benefit based on the disclosed material assumptions, the calculation of the foregoing represents forward-looking statements that involve risks, uncertainties and other factors that may cause actual results to be significantly different from the amounts expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include those set forth under "Risk Factors" in U.S. Cellular's Form 10-K for the year ended December 31, 2008.

  Perquisites and other personal benefits or property payable upon termination or change in control are excluded only if the aggregate amount of such compensation will be less than $10,000. A perquisite or personal benefit is specifically identified only if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an officer. Any perquisite or personal benefit is valued on the basis of the aggregate incremental cost of such perquisite or personal benefit to U.S. Cellular.

  No information is provided with respect to contracts, agreements, plans or arrangements to the extent they do not discriminate in scope, terms or operation, in favor of executive officers of U.S. Cellular and that are available generally to all employees.

Footnotes:

(1)
U.S. Cellular has certain arrangements with John E. Rooney relating to vesting of stock options and restricted stock units. Reference is made to U.S. Cellular's Form 8-K dated March 26, 2000 for further information. All unvested stock options and restricted stock units granted on or prior to April 10, 2006 became vested as of October 10, 2006, and all stock options and restricted stock units granted after April 10, 2006 vest six months after the date of grant, as discussed above. Accordingly, Mr. Rooney would have no further benefits or acceleration as a result of termination or Change in Control, except with respect to bonus stock match units as set forth in the above table.

(2)
The following table shows the calculation of the difference between the exercise price of such stock options and such year end stock price. Because the exercise price of each of the USM options exceeded the closing price of the USM shares on December 31, 2008 of $43.24 per share, no dollar potential amount due upon acceleration is reflected in the table.

Option (Per Share Exercise Price of Options)	Number of Shares Underlying Specified Awards that are Unvested at 12/31/08	Value at 12/31/08 based on $43.24 per share	Less Aggregate Exercise Price	Difference (if Positive)
Steven T. Campbell(2)
2008 Options ($57.19)	27,175	$1,175,047	$1,554,138	$—
2007 Options ($73.84)	12,900	$557,796	$952,536	$—
2006 Options ($59.43)	3,788	$163,793	$225,121	$—
2005 Options ($47.76)	1,282	$55,434	$61,228	$—

Total	45,145			$—

Jay M. Ellison
2008 Options ($57.19)	61,250	$2,648,450	$3,502,889	$—
2007 Options ($73.84)	30,075	$1,300,443	$2,220,738	$—
2006 Options ($59.43)	18,638	$805,907	$1,107,656	$—
2005 Options ($45.63)	8,600	$371,864	$392,418	$—

Total	118,563			$—

Michael S. Irizarry
2008 Options ($57.19)	44,150	$1,909,046	$2,524,939	$—
2007 Options ($73.84)	21,619	$934,806	$1,596,347	$—
2006 Options ($59.43)	11,825	$511,313	$702,760	$—
2005 Options ($45.63)	5,444	$235,399	$248,410	$—

Total	83,038			$—

Jeffrey J. Childs
2008 Options ($57.19)	26,225	$1,133,969	$1,499,808	$—
2007 Options ($73.84)	12,900	$557,796	$952,536	$—
2006 Options ($59.43)	10,450	$451,858	$621,044	$—
2005 Options ($45.63)	4,813	$208,114	$219,617	$—

Total	54,388			$—

(3)
See the "Outstanding Equity Awards at Fiscal Year-End" table for detail of Restricted Stock Units.

Compensation of Directors

        The following table shows, as to directors who are not executive officers of U.S. Cellular or TDS, certain information regarding director compensation.

Director Compensation

Name (a)	Fees Earned or Paid in Cash ($) (b)	Stock Awards ($) (c)	Option Awards ($) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (f)	All Other Compensation ($) (g)	Total ($) (h)
Walter C.D. Carlson	$103,000	$37,500	—	—	—	—	$140,500
J. Samuel Crowley	$153,000	$37,500	—	—	—	—	$190,500
Ronald E. Daly	$113,500	$37,500	—	—	—	—	$151,000
Paul-Henri Denuit	$149,000	$0	—	—	—	—	$149,000
Harry J. Harczak, Jr.	$131,500	$37,500	—	—	—	—	$169,000

Explanation of Columns:

(a)
Includes each director unless such director is an executive officer whose compensation, including any compensation for service as a director, is fully reflected in the Summary Compensation Table, except for directors that do not receive any compensation directly from U.S. Cellular as discussed in the next paragraph. Accordingly, the above includes only non-employee directors. Directors who are employees of TDS or its subsidiaries do not receive directors fees or any compensation directly from U.S. Cellular.

  LeRoy T. Carlson, Jr., LeRoy T. Carlson and Kenneth R. Meyers received no compensation directly from U.S. Cellular. Such persons are or were compensated by TDS in connection with their services as officers of TDS and TDS subsidiaries, including U.S. Cellular. A portion of such persons' compensation expense incurred by TDS is allocated to U.S. Cellular by TDS, along with other expenses of TDS. This allocation by TDS to U.S. Cellular is done in the form of a single management fee pursuant to the Intercompany Agreement discussed below under "Intercompany Agreement." There is no identification or quantification of the compensation of such persons to U.S. Cellular, or of any other allocated expense in this management fee. The management fee is recorded as a single expense by U.S. Cellular. U.S. Cellular does not obtain details of the components that make up this fee and does not segregate this fee or allocate any part of the management fee to other accounts such as compensation expense. Accordingly, the compensation expenses incurred by TDS with respect to such persons are not reported in the above table. However, for purposes of disclosure, approximately 78% of LeRoy T. Carlson, Jr.'s compensation expense in 2008, approximately 79% of Kenneth R. Meyers' compensation expense in 2008 and approximately 78% of LeRoy T. Carlson's compensation expense in 2008 incurred by TDS is included by TDS in the total management fee to U.S. Cellular. Information with respect to compensation from TDS to LeRoy T. Carlson, Jr., Kenneth R. Meyers and LeRoy T. Carlson is included in TDS' proxy statement related to its 2009 annual meeting of shareholders.

(b)
Includes the aggregate dollar amount of all fees earned or paid in cash for services as a director, including annual retainer fees, committee and/or chairmanship fees, and meeting fees.

(c)
Pursuant to the terms of the plan as amended on August 29, 2007, the annual stock award of $45,000 which otherwise would have been distributed in the form of shares in March 2008 was distributed in the form of cash due to the need to obtain shareholder approval of the amended plan prior to the issuance of the shares. Accordingly, no shares were issued in 2008 but will be issued going forward in 2009 and subsequent years. The above amounts are the amounts of expense pursuant to FAS 123R, which represents an accrual for the period from March 1, 2008 through December 31, 2008, relating to 10/12 of the stock award that will be made in March 2009.

(d)
This column is not applicable because non-employee directors do not receive stock options.

(e)
This column is not applicable because non-employee directors do not participate in any non-equity incentive plans, as defined by SEC rules.

(f)
This column is not applicable because non-employee directors do not participate in any defined benefit pension plans or pension plans (including supplemental plans) where the retirement benefit is actuarially determined or receive any earnings on deferred compensation.

(g)
This column is not applicable because there is no other compensation.

(h)
Represents the sum of all amounts reported in columns (b) through (g).

Narrative Disclosure to Director Compensation Table

        The following provides additional information with respect to director compensation. All director compensation is approved by the full board of directors.

        Non-employee directors of U.S. Cellular participate in a compensation plan for non-employee directors (the "Non-Employee Directors' Plan"). A non-employee director is a director who is not an employee of U.S. Cellular, TDS, TDS Telecom or any other subsidiary of TDS. The purpose of the Non-Employee Directors' Plan is to provide appropriate compensation to non-employee directors in connection with their services to U.S. Cellular in order to induce qualified persons to become and serve as non-employee members of our board of directors. This plan was amended by the U.S. Cellular board of directors on May 20, 2008 and March 17, 2009, subject to shareholder approval, as discussed above under Proposal 2. The following describes the amended plan.

        Non-employee directors will receive an annual director's retainer fee of $55,000 paid in cash.

        Non-employee directors will also receive an annual stock award of $55,000 paid in the form of U.S. Cellular Common Shares, which will be distributed in March on or prior to March 15 of each year, beginning March 2009, for services performed during the 12 month period that commenced on March 1 of the immediately preceding calendar year and ended on the last day of February of the calendar year of payment. The number of shares will be determined on the basis of the closing price of U.S. Cellular Common Shares for the last trading day in the month of February of each year. Notwithstanding the foregoing, the annual stock award of $55,000 to be distributed in March 2009, shall be distributed $45,000 in the form of Common Shares and $10,000 in the form of cash. In addition, a director who is not a citizen of the United States may, at his or her discretion, receive the annual stock award in the form of cash.

        Each non-employee director who serves on the Audit Committee, other than the Chairperson, will receive an annual committee retainer fee of $11,000, and the Chairperson will receive an annual committee retainer fee of $22,000.

        Each non-employee director who serves on the Stock Option Compensation Committee, other than the Chairperson, will receive an annual committee retainer fee of $7,000, and the Chairperson will receive an annual committee retainer fee of $14,000.

        Non-employee directors also will receive a meeting fee of $1,750 for each board or committee meeting attended.

        Under the Non-Employee Directors' Plan, annual retainers will be paid in cash on a quarterly basis, as of the last day of each quarter. Fees for all board and committee meetings will be paid in cash on a quarterly basis, as of the last day of each quarter.

        Upon approval of this amended Non-Employee Directors' Plan by shareholders, directors will have the authority without further shareholder approval to further amend the Non-Employee Directors' Plan from time to time, including amendments to increase the amount of the compensation payable in Common Shares from time to time, provided that the total number of Common Shares issued under the Plan may not exceed the amount previously approved by shareholders.

        The board of directors previously reserved 60,000 Common Shares for issuance pursuant to the Non-Employee Directors' Plan, of which approximately 12,000 Common Shares have been issued as of February 28, 2009.

        Directors are also reimbursed for travel and expenses incurred in attending board and committee meetings, director education and other board or company related matters pursuant to U.S. Cellular's travel and expense reimbursement policy.

        None of the directors had stock awards or stock option awards outstanding at fiscal year end.

Compensation Committee Interlocks and Insider Participation

        LeRoy T. Carlson, Jr., is a member of the board of directors of TDS and U.S. Cellular. Mr. Carlson is also the Chairman of U.S. Cellular and, as such, functions as the compensation committee of U.S. Cellular. He is compensated by TDS for his services to TDS and all of its subsidiaries. However, as discussed above, a portion of Mr. Carlson's compensation paid by TDS is allocated to U.S. Cellular as part of the management fee under the intercompany agreement described below. John E. Rooney, a director and President and Chief Executive Officer of U.S. Cellular, participated in executive compensation decisions for U.S. Cellular, other than for himself.

        Long-term compensation for executive officers is approved by our Stock Option Compensation Committee, which currently consists of Paul-Henri Denuit, J. Samuel Crowley and Ronald E. Daly. Our Stock Option Compensation Committee is comprised of members of our board of directors who are independent, as discussed above. None of such persons was, during 2008, an officer or employee of U.S. Cellular or its affiliates, was formerly an officer of U.S. Cellular or had any relationship requiring disclosure by U.S. Cellular under any paragraph of Item 404 of SEC Regulation S-K.

        LeRoy T. Carlson, Jr. and Walter C.D. Carlson, directors of U.S. Cellular, are trustees and beneficiaries of the voting trust which controls TDS, which controls U.S. Cellular, and LeRoy T. Carlson, a director of U.S. Cellular, is a beneficiary of such voting trust. See "Security Ownership of Certain Beneficial Owners and Management." LeRoy T. Carlson, LeRoy T. Carlson, Jr., Walter C.D. Carlson and Kenneth R. Meyers, directors of U.S. Cellular, are also directors of TDS. See "Election of Directors."

        U.S. Cellular has entered into a number of arrangements and transactions with TDS. Some of these arrangements were established at a time prior to our initial public offering when TDS owned more than 90% of our outstanding capital stock and were not the result of arm's length negotiations. There can be no assurance that such arrangements will continue or that the terms of such arrangements will not be modified in the future. If additional transactions occur in the future, there can be no assurance that the terms of such future transactions will be favorable to us or will continue to provide us with the same level of support for our financing and other needs as TDS has provided in the past. The principal arrangements that exist between U.S. Cellular and TDS are summarized below.

Other Relationships and Related Transactions

Exchange Agreement

        U.S. Cellular and TDS are parties to an exchange agreement dated July 1, 1987, as amended as of April 7, 1988.

        Common Share Purchase Rights; Potential Dilution.    The exchange agreement granted TDS the right to purchase additional Common Shares of U.S. Cellular sold after our initial public offering, to the extent necessary for TDS to maintain its proportionate interest in our Common Shares. For purposes of calculating TDS' proportionate interest in our Common Shares, the Series A Common Shares are treated as if converted into Common Shares. Upon notice to U.S. Cellular, TDS is entitled to subscribe to each issuance in full or in part at its discretion. If TDS decides to waive, in whole or in part, one or more of its purchase opportunities, the number of Common Shares subject to purchase as a result of subsequent issuances will be further reduced.

        If TDS elects to exercise its purchase rights, it is required to pay cash for all Common Shares issued to it by us, unless otherwise agreed. In the case of sales by us of Common Shares for cash, TDS is required to pay the same price per Common Share as the other buyers. In the case of sales for consideration other than cash, TDS is required to pay cash equal to the fair market value of such other consideration as determined by our board of directors. Depending on the price per Common Share paid by TDS upon exercise of these rights, the issuance of Common Shares by us pursuant thereto could have a dilutive effect on our other shareholders. The purchase rights described above are in addition to the preemptive rights granted to TDS as a holder of Series A Common Shares under our restated certificate of incorporation.

        Funding of License Costs.    Through the date of our initial public offering, TDS had funded or made provisions to fund all the legal, engineering and consulting expenses incurred in connection with the wireline application and settlement process and that portion of the price of cellular interests acquired by purchase that represented the cost of cellular licenses. Pursuant to the exchange agreement, as amended, TDS has agreed to fund as an additional capital contribution, without the issuance of additional stock or the payment of any other consideration to TDS, additional costs associated with the acquisition of the additional cellular interests that we had a right to acquire at the time of the initial public offering. Through December 31, 2008, TDS had funded costs totaling approximately $67.2 million. TDS is obligated under the exchange agreement to make additional capital contributions to us under certain circumstances. Currently, TDS has no obligations with respect to additional capital contributions.

        RSA Rights.    Under the exchange agreement: (a) TDS retained all its rights to file applications for and obtain the wireline licenses to operate cellular systems in Rural Service Areas ("RSAs"); (b) TDS retained the right to exchange these RSA rights for additional interests in cellular systems in which we have an interest or interests in cellular systems within the same or other Metropolitan Statistical Areas ("MSAs") or in RSAs; (c) TDS retained the right to acquire telephone, paging or other non-cellular companies with interests in cellular systems; (d) TDS retained the right to acquire interests in RSAs in which we indicated we did not desire to participate; and (e) the rights referred to in (a), (b), (c) and (d) above were to remain the property of TDS unless transferred to us for appropriate consideration.

        Right of Negotiation.    For certain interests, if TDS desires to sell its interest in any RSA, TDS is required to give us the opportunity to negotiate for such interest, subject to TDS being legally able to transfer the interest free of any restrictions on its sale or transfer. If we desire to purchase any interest so offered, TDS is required to negotiate with us concerning the terms and conditions of the transaction, including the price and the method of payment. If we are unable to agree with TDS on the terms and conditions of the transaction during a 60-day negotiation period, TDS would thereafter be under no obligation to offer the interest to us, except if TDS proposed to sell the interest within a year after the end of the negotiation period at a price equal to or lower than our highest written offer during the negotiation period. In such case, we would have the right to purchase the interest at that price.

        Corporate Opportunity Arrangements.    Our restated certificate of incorporation, as amended, provides that, so long as at least 500,000 U.S. Cellular Series A Common Shares are outstanding, we may not, without the written consent of TDS, engage in any non-cellular activities. We have been informed that TDS intends to give its consent to the acquisition of any non-cellular interest that is incidental to the acquisition of a cellular interest. However, TDS could impose conditions on any such consent, including a requirement that we resell any non-cellular interest to TDS or that we give TDS the right of first refusal with respect to such sale.

        Our restated certificate of incorporation, as amended, also restricts the circumstances under which we are entitled to claim that an opportunity, transaction, agreement or other arrangement to which TDS, or any person in which TDS has or acquires a financial interest, is or should be our property. In general, so long as at least 500,000 U.S. Cellular Series A Common Shares are outstanding, we will not be entitled to any such "corporate opportunity" unless it relates solely to the construction of, the ownership of interests in, and/or the management of, cellular telephone systems, and then only if such corporate opportunity did not arise in any way as a result of the rights otherwise retained by TDS. Our restated certificate of incorporation allows us to pursue future opportunities to provide cellular service and design, consulting, engineering and construction management services for cellular telecommunications systems located outside the United States. The foregoing provisions are also included in the Exchange Agreement.

Tax Allocation Agreement

        We have entered into a tax allocation agreement with TDS under which we have agreed to join in filing consolidated Federal income tax returns with the TDS affiliated group unless TDS requests otherwise. Pursuant to such agreement, TDS files Federal income tax returns and pays Federal income taxes for all members of the TDS consolidated group, including U.S. Cellular and its subsidiaries. U.S. Cellular and its subsidiaries pay TDS for Federal taxes based on the amount they would pay if they were filing a separate return as their own affiliated group and were not included in the TDS affiliated group. These payments are based on the average tax rate (excluding the effect of tax credits) of the TDS affiliated group. Any deficiency in tax thereafter proposed by the IRS for any consolidated return year that involves income, deductions or credits of U.S. Cellular or its subsidiaries, and any claim for refund of tax for any consolidated return year that involves such items, will be contested or prosecuted at the sole discretion of TDS and at our expense. To the extent that any deficiency in tax or refund of tax is finally determined to be attributable to the income, deductions or credits of U.S. Cellular, such deficiency or refund will be payable by or to us. Under the tax allocation agreement, U.S. Cellular paid $102.4 million to TDS for federal income taxes in 2008.

        If we cease to be a member of the TDS affiliated group, and for a subsequent year U.S. Cellular and its subsidiaries are required to pay a greater amount of Federal income tax than they would have paid if they had not been members of the TDS affiliated group after June 30, 1987, TDS will reimburse us for the excess amount of tax, without interest. In determining the amount of reimbursement, any profits or losses from new business activities acquired by us or our subsidiaries after we leave the TDS affiliated group will be disregarded. No reimbursement will be required if at any time in the future U.S. Cellular becomes a member of another affiliated group in which U.S. Cellular is not the common parent or fewer than 500,000 U.S. Cellular Series A Common Shares are outstanding. In addition, reimbursement will not be required on account of the income of any subsidiary of U.S. Cellular if more than 50% of the voting power of such subsidiary is held by a person or group other than a person or group owning more than 50% of the voting power of TDS.

        Rules similar to those described above will be applied to any state or local franchise or income tax liabilities to which TDS and U.S. Cellular and its subsidiaries are subject and which are required to be determined on a unitary, combined or consolidated basis. Under such rules, U.S. Cellular paid a net amount of $7.0 million to TDS for such taxes in 2008.

Cash Management Agreement

        From time to time we deposit our excess cash with TDS for investment under TDS' cash management program pursuant to the terms of a cash management agreement. Such deposits are available to us on demand and bear interest each month at the 30-day commercial paper rate reported in The Wall Street Journal on the last business day of the preceding month plus 1/4%, or such higher rate as TDS may in its discretion offer on such demand deposits. We may elect to place funds for a longer period than on demand in which event, if such funds are placed with TDS, they will bear interest at the commercial paper rate for investments of similar maturity plus 1/4%, or at such higher rate as TDS may in its discretion offer on such investments.

Intercompany Agreement

        In order to provide for certain transactions and relationships between the parties, U.S. Cellular and TDS have agreed under an intercompany agreement, among other things, as follows:

        Services.    U.S. Cellular and TDS make available to each other from time to time services relating to operations, marketing, human resources, accounting, customer services, customer billing, finance, and general administration, among others. Unless otherwise provided by written agreement, services provided by TDS or any of its subsidiaries are charged and paid for in conformity with the customary practices of TDS for charging TDS' non-telephone company subsidiaries. Payments by us to TDS for such services totaled $86.7 million in 2008. For services provided to TDS, we receive payment for the salaries of our employees and agents assigned to render such services (plus 40% of the cost of such salaries in respect of overhead) for the time spent rendering such services, plus out-of-pocket expenses. Payments by TDS to us for such services were nominal in 2008.

        Equipment and Materials.    We purchase materials and equipment from TDS and its subsidiaries on the same basis as materials and equipment are purchased by any TDS affiliate from another TDS affiliate. Purchases by us from TDS affiliates totaled $19.5 million in 2008.

        Accountants and Legal Counsel.    We have agreed to engage the firm of independent registered public accountants selected by TDS for purposes of auditing our financial statements, including the financial statements of our direct and indirect subsidiaries, and providing certain other services. We have also agreed that, in any case where legal counsel is to be engaged to represent the parties for any purpose, TDS has the right to select the counsel to be engaged, which may be the same counsel selected to represent TDS unless such counsel deems there to be a conflict. If we use the same counsel as TDS, each of us and TDS is responsible for the portion of the fees and expenses of such counsel determined by such counsel to be allocable to each.

        Indemnification.    We have agreed to indemnify TDS against certain losses, claims, damages or liabilities, including those arising out of: (1) the conduct of our business (except where the loss, claim, damage or liability arises principally from TDS' gross negligence or willful misconduct); and (2) any inaccurate representation or breach of warranty under the Intercompany Agreement. TDS will similarly indemnify us with respect to: (1) the conduct by TDS of its non-cellular businesses before July 1, 1987 (except where the loss, claim, damage or liability arises principally from U.S. Cellular's gross negligence or willful misconduct); and (2) any inaccurate representation or breach of warranty under the Intercompany Agreement.

        Disposal of Company Securities.    TDS will not dispose of any of our securities held by it if such disposition would result in the loss of any license or other authorization held by us and such loss would have a material adverse effect on us.

        Transfer of Assets.    Without the prior written consent of TDS, we may not transfer (by sale, merger or otherwise) more than 15% of our consolidated assets unless the transferee agrees to become subject to the Intercompany Agreement.

Registration Rights Agreement; Other Sales of Common Shares

        Under a registration rights agreement, we have agreed, upon the request of TDS, to file one or more registration statements under the Securities Act of 1933 or take other appropriate action under the laws of foreign jurisdictions in order to permit TDS to offer and sell, domestically or abroad, any of our debt or equity securities that TDS may hold at any time. TDS will pay all costs relating thereto and any underwriting discounts and commissions relating to any such offering, except that we will pay the fees of any counsel, accountants, trustees, transfer agents or other agents retained by U.S. Cellular in connection therewith. TDS has the right to select the counsel we retain to assist it to fulfill any of its obligations under the registration rights agreement.

        There is no limitation on the number or frequency of the occasions on which TDS may exercise its registration rights, except that we will not be required to comply with any registration request unless, in the case of a class of equity securities, the request involves at least the lesser of 1,000,000 shares or 1% of the total number of shares of such class then outstanding, or, in the case of a class of debt securities, the principal amount of debt securities covered by the request is at least $5,000,000. We have also granted TDS the right to include its securities in certain registration statements covering offerings by us and will pay all costs of such offerings other than incremental costs attributable to the inclusion of our securities owned by TDS in such registration statements.

        We will indemnify TDS and its officers, directors and controlling persons against certain liabilities arising under the laws of any country in respect of any registration or other offering covered by the registration rights agreement. We have the right to require TDS to delay any exercise by TDS of its rights to require registration and other actions for a period of up to 90 days if, in our judgment, any offering by us then being conducted or about to be conducted would be materially adversely affected. TDS has further agreed that it will not include any of our securities in any registration statement filed by us which, in the judgment of the managing underwriters, would materially adversely affect any offering by us. The rights of TDS under the registration rights agreement are transferable to non-affiliates of TDS.

Insurance Cost Sharing Agreement

        Pursuant to an insurance cost sharing agreement, we and our officers, directors and employees are afforded coverage under certain insurance policies purchased by TDS. A portion of the premiums payable under each such policy is allocated by TDS to us on the same basis as premiums were allocated before the insurance cost sharing agreement was entered into, if the policies are the same as or similar to the policies in effect before the insurance cost sharing agreement was entered into, or on such other reasonable basis as TDS may select from time to time. If TDS decides to change the allocation of premiums at any time, TDS will consult with us before the change is made, but the decision as to whether to make the change will be in the reasonable discretion of TDS. We believe that the amounts payable by us under the insurance cost sharing agreement are generally more favorable than the premiums we would pay if we were to obtain coverage under separate policies. Payments made by U.S. Cellular to TDS under the Insurance Cost Sharing Agreement totaled $7.2 million in 2008.

Employee Benefit Plans Agreement

        Under an employee benefit plans agreement, our employees participate in certain TDS-sponsored employee benefit plans. We reimburse TDS for the costs associated with such participation. Payments made by U.S. Cellular to TDS under the Employee Benefit Plans Agreement totaled $0.9 million in 2008.

Certain Relationships and Related Transactions

        The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular, TDS and their subsidiaries: Walter C.D. Carlson, a trustee and beneficiary of a voting trust that controls TDS and U.S. Cellular, the non-executive Chairman of the Board and member of the board of directors of TDS and a director of U.S. Cellular; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel and an Assistant Secretary of U.S. Cellular and certain subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to U.S. Cellular, TDS or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.9 million in 2008, $6.6 million in 2007 and $6.9 million in 2006.

        The Audit Committee of the board of directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

        The following table provides information as of December 31, 2008 regarding U.S. Cellular Common Shares that may be issued under equity compensation plans currently maintained by U.S. Cellular.

Plan Category	(a) Number of securities to be issued upon the exercise of outstanding options and rights	(b) Weighted-average exercise price of outstanding options and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders(1)	2,125,466	$57.15	1,818,776
Equity compensation plans not approved by security holders(2)	—	—	—

TOTAL	2,125,466	$57.15	1,818,776

Explanation of Columns:

(a)
Represents the number of securities to be issued upon the exercise of outstanding options or pursuant to unvested restricted stock units and vested and unvested phantom stock units.

(b)
Represents the weighted-average exercise price of all outstanding options. Restricted stock units and phantom stock units do not have any exercise price.

(c)
Represents the number of securities remaining available for future issuance under the plan, other than securities to be issued upon the exercise of the outstanding options or pursuant to restricted stock units and phantom stock units disclosed in column (a).

Footnotes:

(1)
This includes the following plans that have been approved by U.S. Cellular shareholders:

Plan	Number of securities to be issued upon the exercise of outstanding options and rights	Number of securities remaining available for future issuance (excluding securities reflected in prior column)	Total
2003 Employee Stock Purchase Plan	—		—
2009 Employee Stock Purchase Plan	—	125,000	125,000
Non-Employee Director Compensation Plan	—	53,139	53,139
2005 Long-Term Incentive Plan	2,125,466	1,640,637	3,766,103

TOTAL	2,125,466	1,818,776	3,944,242

  See Note 18—Stock-Based Compensation, in the notes to the consolidated financial statements included in our 2008 Annual Report to Shareholders for certain information about these plans, which is incorporated by reference herein.

  The 2003 Employee Stock Purchase Plan expired on December 31, 2008. This was replaced by the 2009 Employee Stock Purchase Plan that became effective January 1, 2009.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        On February 28, 2009, there were outstanding 54,130,230 Common Shares, par value $1.00 per share (excluding 937,989 shares held by U.S. Cellular and a subsidiary of U.S. Cellular), and 33,005,877 Series A Common Shares, par value $1.00 per share, representing a total of 87,136,107 shares of common stock. As of February 28, 2009 no shares of our Preferred Stock, par value $1.00 per share, were outstanding. Holders of outstanding Common Shares are entitled to elect 25% of the directors (rounded up to the nearest whole number) and are entitled to one vote for each Common Share held in such holder's name with respect to all matters on which the holders of Common Shares are entitled to vote at the annual meeting. The holder of Series A Common Shares is entitled to elect 75% of the directors (rounded down to the nearest whole number) and is entitled to ten votes for each Series A Common Share held in such holder's name with respect to all matters on which the holder of Series A Common Shares is entitled to vote. Accordingly, the voting power of the Series A Common Shares with respect to matters other than the election of directors was 330,058,770 votes, and the total voting power of all outstanding shares of capital stock was 384,189,000 as of February 28, 2009.

Security Ownership of U.S. Cellular by Certain Beneficial Owners

        The following table sets forth, as of February 28, 2009, or the latest practicable date, information regarding the person(s) who beneficially own more than 5% of any class of our voting securities.

Shareholder's Name and Address	U.S. Cellular Title of Class or Series	Shares of Class or Series Owned(1)	Percent of Class or Series	Percent of Shares of Common Stock	Percent of Voting Power(2)
Telephone and Data Systems, Inc.
30 North LaSalle Street
Chicago, Illinois 60602	Common Shares	37,782,826	69.8%	43.3%	9.8%
	Series A Common Shares(3)	33,005,877	100.0%	37.9%	85.9%

	Total	70,788,703	N/A	81.2%	95.7%

GAMCO Investors, Inc.(4)
One Corporate Center
Rye, New York 10580	Common Shares	3,670,579	6.8%	4.2%	*

*
Less than 1%.

(1)
The nature of beneficial ownership is sole voting and investment power unless otherwise specified.

(2)
Represents voting power in matters other than the election of directors.

(3)
The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

(4)
Based on the most recent Schedule 13D (Amendment No. 4) filed with the SEC. Includes shares held by the following affiliates: Gabelli Funds, LLC—864,630 Common Shares; GAMCO Asset Management Inc.—2,792,949 Common Shares; Gabelli Foundation, Inc.—2,500 Common Shares; Mario J. Gabelli—2,000 Common Shares; and Gabelli Securities, Inc.—

  8,500 Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 3.670,579 Common Shares and has reported sole voting power with respect to 3,539,279 Common Shares.

Security Ownership of U.S. Cellular by Management

        Several of our officers and directors indirectly hold substantial ownership interests in U.S. Cellular by virtue of their ownership of the capital stock of TDS. See "Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular" below. In addition, the following executive officers and directors and all officers and directors as a group beneficially owned the following number of our Common Shares as of February 28, 2009 or the latest practicable date:

Name of Individual or Number of Persons in Group	U.S. Cellular Title of Class or Series	Amount and Nature of Beneficial Ownership(1)	Percent of Class or Series	Percent of Shares of Common Stock	Percent of Voting Power(2)
LeRoy T. Carlson	Common Shares	1,243	*	*	*
LeRoy T. Carlson, Jr.	Common Shares	—	—	—	—
John E. Rooney(3)(9)	Common Shares	228,729	*	*	*
Walter C.D. Carlson	Common Shares	5,904	*	*	*
Kenneth R. Meyers(4)(9)	Common Shares	80,220	*	*	*
J. Samuel Crowley	Common Shares	1,308	—	—	—
Ronald E. Daly	Common Shares	1,650	*	*	*
Paul-Henri Denuit	Common Shares	—	—	—	—
Harry J. Harczak, Jr.	Common Shares	2,363	*	*	*
Steven T. Campbell (5)	Common Shares	22,326	*	*	*
Jay M. Ellison(6)	Common Shares	82,219	*	*	*
Michael S. Irizarry(7)	Common Shares	48,859	*	*	*
Jeffrey J. Childs(8)	Common Shares	51,350	*	*	*
All directors and executive officers as a group (13 persons)(9)	Common Shares	526,171	1.0%	*	*

*
Less than 1%.

(1)
The nature of beneficial ownership is sole voting and investment power unless otherwise specified. Except with respect to customary brokerage agreement terms pursuant to which shares in a brokerage account are pledged as collateral security for the repayment of debit balances, none of the above shares is pledged as security, unless otherwise specified.

(2)
Represents voting power in matters other than the election of directors.

(3)
Includes 136,000 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days and phantom stock with respect to 28,890 U.S. Cellular Common Shares.

(4)
Includes 41,219 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days, 3,163 restricted stock units with respect to U.S. Cellular Common Shares which are subject to vesting within 60 days and phantom stock with respect to 1,144 shares. Also includes 1,000 Common Shares which are held by a trust for which Mr. Meyers is a trustee and 2,500 Common Shares held for the benefit of his children. Mr. Meyers disclaims beneficial ownership of such shares.

(5)
Includes 21,446 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days and restricted stock units with respect to 590 U.S. Cellular Common Shares which are subject to vesting within 60 days.

(6)
Includes 72,318 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days, restricted stock units with respect to 3,873 U.S. Cellular Common Shares which are subject to vesting within 60 days and phantom stock with respect to 3,010 U.S. Cellular Common Shares.

(7)
Includes 46,399 Common shares subject to stock options which are currently exercisable or exercisable within 60 days and restricted stock units with respect to 2,458 U.S. Cellular Common Shares which are subject to vesting within 60 days.

(8)
Includes 47,192 Common Shares subject to stock options which are currently exercisable or exercisable within 60 days and restricted stock units with respect to 2,172 U.S. Cellular Common Shares which are subject to vesting within 60 days.

(9)
Includes shares as to which voting and/or investment power is shared.

Description of TDS Securities

        The authorized capital stock of TDS includes Common Shares, $.01 par value (the "TDS Common Shares"), Special Common Shares $.01 par value (the "TDS Special Common Shares") Series A

Common Shares, $.01 par value, (the "TDS Series A Shares") and Preferred Shares, $.01 par value (the "TDS Preferred Shares"). As of February 28, 2009, 51,646,391 TDS Common Shares (excluding 5,435,178 TDS Common Shares held by TDS and a subsidiary of TDS), 54,090,003 TDS Special Common Shares (excluding 9,352,421 TDS Special Common Shares held by TDS and a subsidiary of TDS), 6,460,792 TDS Series A Shares (representing a total of 112,197,186 shares of common stock) and 8,525 TDS Preferred Shares were outstanding.

        The TDS Series A Shares have ten votes per share, and TDS Common Shares and TDS Preferred Shares have one vote per share, for total voting power of 116,262,836 votes at February 28, 2009 with respect to matters other than the election of directors. The holders of TDS Series A Shares, TDS Common Shares and TDS Preferred Shares vote as a single group, except with respect to matters as to which the Delaware General Corporation Law grants class voting rights and with respect to the election of directors. Each of the outstanding TDS Special Common Shares is entitled to one vote per share in the election of 25% of the directors of TDS, rounded up to the nearest whole number, plus one director (or four of the twelve present directors).. Other than the election of directors, the TDS Special Common Shares have no votes except as otherwise required by law.

        With respect to the election of directors, the holders of TDS Common Shares and TDS Special Common Shares are entitled to elect 25% of the directors of TDS, rounded up to the nearest whole number, plus one director, and the holders of TDS Series A Shares and TDS Preferred Shares, voting as a group, are entitled to elect the remaining members of the board of directors of TDS.

Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular

        The following table sets forth the number of TDS Common Shares, TDS Special Common Shares and TDS Series A Shares beneficially owned by each director of U.S. Cellular, by each executive officer named in the Summary Compensation Table and by all directors and executive officers of U.S. Cellular as a group as of February 28, 2009 or the latest practicable date.

Name of Individual or Number of Persons in Group	Title of Class or Series	Amount and Nature of Beneficial Ownership(1)	Percent of Class or Series	Percent of Shares of Common Stock	Percent of Voting Power(2)
LeRoy T. Carlson, Jr., Walter C.D. Carlson, Letitia G. Carlson, M.D., and Prudence E. Carlson(3)	TDS Special Common Shares	6,065,661	11.2%	5.4%	—
	TDS Series A Shares	6,105,864	94.5%	5.4%	52.5%
LeRoy T. Carlson(4)(7)	TDS Common Shares	271,228	*	*	*
	TDS Special Common Shares	370,933	*	*	—
	TDS Series A Shares	53,833	*	*	*
LeRoy T. Carlson, Jr.(5)(7)	TDS Common Shares	485,978	*	*	*
	TDS Special Common Shares	918,864	1.7%	*	—
	TDS Series A Shares	18,102	*	*	*
Walter C.D. Carlson(6)	TDS Common Shares	5,911	*	*	*
	TDS Special Common Shares	10,420	*	*	—
	TDS Series A Shares	891	*	*	*
John E. Rooney	TDS Common Shares	2,793	*	*	*
	TDS Special Common Shares	1,355	*	*	—
Kenneth R. Meyers(7)(8)	TDS Common Shares	3,000	*	*	*
	TDS Special Common Shares	58,389	*	*	—
J. Samuel Crowley	—	—	—	—	—
Ronald E. Daly	—	—	—	—	—
Paul-Henri Denuit	—	—	—	—	—
Harry J. Harczak, Jr.	—	—	—	—	—
Steven T. Campbell	—	—	—	—	—
Jay M. Ellison	TDS Common Shares	145	*	*	*
	TDS Special Common Shares	145	*	*	—
Michael S. Irizarry	—	—	—	—	—
Jeffrey J. Childs	—	—	—	—	—
All directors and executive officers as a group (13 persons)(7)(8)	TDS Common Shares	769,055	1.5%	*	*
	TDS Special Common Shares	7,425,767	13.7%	6.6%	—
	TDS Series A Shares	6,178,690	95.6%	5.5%	53.1%

*
Less than 1%

(1)
The nature of beneficial ownership is sole voting and investment power, unless otherwise specified. None of the above shares is pledged as security, unless otherwise specified.

(2)
Represents voting power in matters other than the election of directors.

(3)
The shares of TDS listed are held by the persons named as trustees under a voting trust which expires June 30, 2035, created to facilitate long-standing relationships among the trust certificate holders. Under the terms of the voting trust, the trustees hold and vote the TDS Series A Common Shares and the TDS Special Common Shares held in the trust. If the voting trust were terminated, the following individuals, directly or indirectly, would each be deemed to own beneficially over 5% of the outstanding TDS Series A Common Shares: LeRoy T. Carlson, Jr., Catherine Mouly (wife of LeRoy5T. Carlson, Jr.), Walter C.D. Carlson, Prudence E. Carlson, Richard Beckett (husband of Prudence E. Carlson), and Letitia G. Carlson, M.D.

(4)
Includes 9,168 TDS Special Common Shares and 53,833 TDS Series A Common Shares held by Mr. Carlson's wife. Does not include 29,277 TDS Special Common Shares and 33,122 TDS Series A Common Shares held for the benefit of LeRoy T. Carlson or 188,634 TDS Special Common Shares and 189,650 TDS Series A Common Shares held for the benefit of Mr. Carlson's wife (an aggregate of 217,911 TDS Special Common Shares, or 0.4% of class, or 222,772 TDS Series A Common Shares, or 3.4% of class) in the voting trust described in footnote (3).

(5)
Includes 1,158 TDS Common Shares, 6,444 TDS Special Common Shares and 5,283 TDS Series A Common Shares held by Mr. Carlson's wife outside the voting trust.

  Special Common Shares in Voting Trust.    Does not include 1,813,385 TDS Special Common Shares (3.4% of class) held in the voting trust described in footnote (3), of which 710,240 shares are held for the benefit of LeRoy T. Carlson, Jr. and 685,143 shares are held by a family partnership, of which Mr. Carlson is a general partner.

  Series A Common Shares in Voting Trust.    Does not include 1,817,430 TDS Series A Common Shares (28.1% of class) held in the voting trust described in footnote (3), of which 174,993 shares are held for the benefit of LeRoy T. Carlson, Jr. and 1,549,227 shares are held by a family partnership, of which Mr. Carlson is a general partner.

(6)
Special Common Shares in Voting Trust.    Does not include 1,896,585 TDS Special Common Shares (3.5% of class) held in the voting trust described in footnote (3), of which 1,094,947 shares are held for the benefit of Walter C.D. Carlson and 685,143 shares are held by a family partnership, of which Mr. Carlson is a general partner.

  Series A Common Shares in Voting Trust.    Does not include 1,913,204 TDS Series A Common Shares (29.6% of class) held in the voting trust described in footnote (3), of which 1,110,497 shares are held for the benefit of Walter C.D. Carlson and 686,534 shares are held by a family partnership, of which Mr. Carlson is a general partner.

(7)
Includes the following number of TDS Common Shares and TDS Special Common Shares that may be purchased pursuant to stock options and/or restricted stock units which are currently exercisable or exercisable within 60 days: LeRoy T. Carlson, 180,331 TDS Common Shares and 277,574 TDS Special Common Shares; LeRoy T. Carlson, Jr., 458,366 TDS Common Shares and 851,352 TDS Special Common Shares; and Kenneth R. Meyers, 52,942 TDS Special Common Shares. Includes the following number of phantom stock units: LeRoy T. Carlson, 30,780 TDS Common Shares and 48,225 TDS Special Common Shares; LeRoy T. Carlson, Jr., 12,474 TDS Common Shares and 22,084 TDS Special Common Shares; and Kenneth R. Meyers, 2,530 TDS Special Common Shares.

(8)
Includes shares as to which voting and/or investment power is shared, and/or shares held by spouse and/or children.

Security Ownership of TDS by Certain Beneficial Owners

        In addition to the persons listed under "Beneficial Ownership of TDS by Directors and Executive Officers of U.S. Cellular," the following table sets forth, as of February 28, 2009, or the latest practicable date, information regarding the persons who own beneficially more than 5% of any class of the voting securities of TDS. The nature of beneficial ownership in this table is sole voting and investment power, except as otherwise set forth in the footnotes.

Shareholder's Name and Address	Title of Class or Series	Shares of Class or Series Owned	Percent of Class	Percent of Shares of Common Stock	Percent of Voting Power
Southeastern Asset Management, Inc.(2)(3) 6410 Poplar Ave., Suite 900 Memphis, TN 38119	TDS Common Shares	3,075,748	6.0%	2.7%	2.6%
	TDS Special Common Shares	15,425,095	28.5%	13.7%	—
Capital Research Global Investors(4)(5)(7) 333 South Hope Street Los Angeles, CA 90071	TDS Common Shares	5,619,300	10.9%	5.0%	4.8%
	TDS Special Common Shares	5,232,900	9.7%	4.7%	—
Capital World Investors(6)(7) 333 South Hope Street Los Angeles, CA 90071	TDS Special Common Shares	3,493,100	6.5%	3.1%	—
GAMCO Investors, Inc.(8)(9) One Corporate Center Rye, NY 10580	TDS Common Shares	4,905,554	9.5%	4.4%	4.2%
	TDS Special Common Shares	3,237,346	6.0%	2.9%	—
Barclays Global Investors, NA(10) 45 Freemont Street San Francisco, CA 94105	TDS Common Shares	4,807,196	9.3%	4.3%	4.1%
Wallace R. Weitz & Company(11) 1125 South 103rd Street, Suite 600 Omaha, NE 68124-6008	TDS Special Common Shares	2,928,200	5.4%	2.6%	—
State Street Bank and Trust Company(12) State Street Financial Center One Lincoln Street Boston, MA 02111	TDS Common Shares	2,730,547	5.3%	2.4%	2.3%

*
Less than 1%

(1)
Represents voting power in matters other than the election of directors.

(2)
Based on a Schedule 13D (Amendment No. 16) filed with the SEC, Southeastern Asset Management reports that it has sole power to vote or direct the vote of 1,310,148 TDS Common Shares and shared power to vote 1,530,800 TDS Common Shares and no power to vote with respect to 234,800 TDS Common Shares. Southeastern Asset Management reports that it has sole power to dispose or to direct the disposition of 1,538,948 TDS Common Shares and shared power to dispose or direct the disposition of 1,530,800 TDS Common Shares, and no power of disposition with respect to 6,000 TDS Common Shares. The TDS Common Shares for which voting and dispositive power is shared are owned by Longleaf Partners Fund.

(3)
Based on a Schedule 13D (Amendment No. 15) filed with the SEC, Southeastern Asset Management reports that it has sole power to vote or direct the vote of 7,959,558 TDS Special Common Shares and shared power to vote 5,666,200 TDS Special Common Shares and no power to vote with respect to 1,799,337 TDS Special Common Shares. Southeastern Asset Management reports that it has sole power to dispose or to direct the disposition of 9,752,895 TDS Special Common Shares and shared power to dispose or direct the disposition of 5,666,200 TDS Special Common Shares, and no power of disposition with respect to 6,000 TDS Special Common Shares. The TDS Special Common Shares for which voting and dispositive power is shared are owned by Longleaf Partners Fund.

(4)
Based on the most recent Schedule 13G (Amendment No. 1) filed with the SEC. In such Schedule 13G, Capital Research Global Investors reports that it has sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 5,619,300 TDS Common Shares.

(5)
Based on the most recent Schedule 13G (Amendment No. 1) filed with the SEC. In such Schedule 13G, Capital Research Global Investors reports that it has sole power to vote or direct the vote of, and sole power to dispose or to direct the disposition of 5,232,900 TDS Special Common Shares.

(6)
Based on the most recent Schedule 13G (Amendment No. 1) filed with the SEC. In such Schedule 13G, Capital World Investors reports that it has sole power to vote or direct the vote of 1,190,000 TDS Special Common Shares and reports sole power to dispose or direct the disposition of 3,493,100 TDS Special Common Shares.

(7)
Based on Schedule 13G filed with the SEC, Capital Research Global Investors and Capital World Investors are both divisions of Capital Research and Management Company.

(8)
Based upon a Schedule 13D (Amendment No. 18) filed with the SEC. Includes Common Shares held by the following affiliates: GAMCO Asset Management, Inc.—3,141,754 TDS Common Shares; Gabelli Funds, LLC—1,686,800 TDS Common Shares; GGCP, Inc.—4,000 TDS Common Shares; MJG Associates, Inc.—17,000 TDS Common Shares; Mario J. Gabelli—41,500 TDS Common Shares; and Gabelli Securities, Inc.—14,500 TDS Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 4,905,554 TDS Common Shares and has reported sole voting power with respect to 4,810,054 TDS Common Shares.

(9)
Based upon a Schedule 13D (Amendment No. 1) filed with the SEC. Includes TDS Special Common Shares held by the following affiliates: Gabelli Funds, LLC—1,228,300 TDS Special Common Shares; GAMCO Asset Management, Inc.—1,992,546 TDS Special Common Shares; GGCP, Inc.—4,000 TDS Special Common Shares; Mario J. Gabelli—2,500 TDS Special Common Shares; and Gabelli Securities, Inc.—10,000 TDS Special Common Shares. In such Schedule 13D, such group reports sole or shared investment authority over 3,237,346 TDS Special Common Shares and has reported sole voting power with respect to 3,156,546 TDS Special Common Shares.

(10)
Based on the most recent Schedule 13G filed with the SEC. Includes TDS Common Shares held by the following affiliates: Barclays Global Investors, NA—2,210,561 TDS Common Shares; Barclays Global Fund Advisors—2,265,257 TDS Common Shares; Barclays Global Investors, Ltd.—228,340 TDS Common Shares; and Barclays Global Investors Japan Limited—96,742 TDS Common Shares; Barclays Global Investors Canada Limited—3,289 TDS Common Shares; and Barclays Global Investors Australia—3,007 TDS Common Shares. In such Schedule 13G, such group reports sole investment authority over 3,657,676 TDS Common Shares and has reported sole power to dispose or direct the disposition of 4,807,196 TDS Common Shares.

(11)
Based on the most recent Schedule 13G (Amendment No. 4) filed with the SEC, Wallace R. Weitz & Company reports that it has sole or shared power to vote or direct the vote of 2,890,200 TDS Special Common Shares and sole or shared power to dispose or to direct the disposition of 2,928,200 TDS Special Common Shares.

(12)
Based on the most recent Schedule 13G filed with the SEC, State Street Bank and Trust Company reports that it has sole power to vote or direct the vote of, and shared power to dispose or direct the disposition of 2,730,547 TDS Common Shares.

 SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder require our directors and officers, and persons who are deemed to own more than ten percent of our Common Shares, to file certain reports with the SEC with respect to their beneficial ownership of our Common Shares. The reporting persons are also required to furnish us with copies of all such reports they file.

        Based on a review of copies of such reports furnished to us by such reporting persons and written representations by our directors and officers, we believe that all filing requirements under Section 16 of the Securities Exchange Act applicable to such reporting persons during and with respect to 2008 were complied with on a timely basis, except as follows:

        Due to an administrative error in communication on the part of U.S. Cellular personnel, John E. Rooney filed a report on April 10, 2008 to report the receipt of phantom stock units related to deferred bonus that should have been reported by March 18, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        See "Executive and Director Compensation—Compensation Committee Interlocks and Insider Participation."

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

        The 2010 annual meeting of shareholders is currently scheduled for May 19, 2010, and the proxy statement for such meeting is expected be dated on or about April 15, 2010.

        Pursuant to SEC Rule 14a-8, proposals of shareholders intended to be included in U.S. Cellular's proxy statement and form of proxy relating to the 2010 annual meeting of shareholders must be received by U.S. Cellular at its principal executive offices not later than December 16, 2009.

        In addition, pursuant to U.S. Cellular's bylaws, proposals by shareholders intended to be presented at the 2010 annual meeting of shareholders (other than proposals included in U.S. Cellular's proxy statement and form of proxy relating to the 2010 annual meeting pursuant to SEC Rule 14a-8), must be received by U.S. Cellular at its principal executive offices not earlier than December 16, 2009 and not later than January 15, 2010 for consideration at the 2010 annual meeting of shareholders. However, if the 2010 annual meeting is changed by more than 30 calendar days before or after May 19, 2010 (the anniversary date of the 2009 annual meeting), a stockholder proposal must be received by U.S. Cellular not later than the close of business on the tenth day following the date of public notice of the revised date of the 2010 annual meeting.

        As permitted by SEC rules, the proxy solicited by the board of directors for the 2010 annual meeting will confer discretionary authority to vote on any matter that may properly come before such meeting or any adjournment thereof, other than with respect to proposals that are duly submitted pursuant to the foregoing requirements and/or that are included in the proxy statement.

SOLICITATION OF PROXIES

        Your proxy is being solicited by our board of directors and its agents and the cost of solicitation will be paid by U.S. Cellular. Officers, directors and regular employees of U.S. Cellular, acting on its behalf, may also solicit proxies by mail, e-mail, advertisement, telephone, telecopy, in person and other methods. None of such persons will receive additional compensation for such solicitations. U.S. Cellular has also retained Georgeson Inc. to assist in the solicitation of proxies for a fee of $3,750 plus out-of-pocket expenses. U.S. Cellular will, at its expense, request brokers and other custodians, nominees and fiduciaries to forward proxy soliciting material to the beneficial owners of shares of record.

FINANCIAL INFORMATION

        We will furnish you or any shareholder as of the record date without charge a copy of our report on Form 10-K for the fiscal year ended December 31, 2008, including the financial statements and the schedules thereto, upon written or oral request, and will provide copies of the exhibits to any such documents upon payment of a reasonable fee that will not exceed our reasonable expenses incurred in connection therewith. Requests for such materials should be directed to United States Cellular Corporation, 8410 West Bryn Mawr Avenue, Suite 700, Chicago, Illinois 60631, Attention: External Reporting Department, Telephone: (773) 399-8900.

 OTHER BUSINESS

        It is not anticipated that any action will be asked of the shareholders other than those set forth above, but if other matters are properly brought before the annual meeting, the persons named in the proxy will vote in accordance with their best judgment.

By order of the Board of Directors

KEVIN C. GALLAGHER Vice President and Corporate Secretary

 Exhibit A

        The following is a resolution of the U.S. Cellular Board of Directors adopted on February 22, 1995, as amended, which constitutes the Charter of the Stock Option Compensation Committee.

ESTABLISHMENT OF STOCK OPTION COMPENSATION COMMITTEE

        RESOLVED, that in accordance with Article III, Section 10 of the By-Laws of the Company, a Stock Option Compensation Committee of the Board of Directors consisting of two or more members, be and it is hereby established; that the Stock Option Compensation Committee shall consist of two or more members of the Board who are "outside directors" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended; that no member of the Stock Option Compensation Committee during the one year prior to serving as a member of such committee, or while serving as a member of such committee, shall have been, or shall be, granted or awarded shares of capital stock of the Company, or stock options to purchase shares of capital stock of the Company, or stock appreciation rights pursuant to any plan of the Company or any of its affiliates, except for a grant or award which would not result in such member ceasing to be a "disinterested person" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act");

        FURTHER RESOLVED, that Messrs. J. Samuel Crowley, Ronald E. Daly and Paul-Henri Denuit shall serve as the members of such Stock Option Compensation Committee; that Paul-Henri Denuit is hereby appointed to serve as the Chairperson of such Stock Option Compensation Committee; and that such members and such Chairperson shall serve and that such committee shall exist at the pleasure of the Board of Directors of the Company;

        FURTHER RESOLVED, that the Stock Option Compensation Committee shall:

  (i)
  consider, review and approve the long-term compensation of officers and key employees of the Company, involving the grant of stock options, stock appreciation rights and other long-term compensation or compensation based on performance under the Company's stock option or other long-term compensation or incentive plans; provided, that such committee may delegate such power and authority to the Chairman of the Company or any executive officer of the Company or as otherwise permitted by the applicable plan, except that the Stock Option Compensation Committee may not delegate its power and authority with respect to the long-term compensation of executive officers of the Company who are subject to the requirements of Section 16 of the Exchange Act or as otherwise provided in the applicable plan;

  (ii)
  consider, approve and recommend to the Board of Directors of the Company any new stock option or other long-term compensation or incentive plans and the amendment or termination of the Company's existing stock option or other long-term compensation or incentive plans; and

  (iii)
  perform such other duties as the Board of Directors shall from time to time assign to it;

        FURTHER RESOLVED, that the Stock Option Compensation Committee shall have the authority of the Board with respect to the Company's stock option or other long-term compensation or incentive plans, unless such plan or resolutions of this Board expressly reserve authority for the administration of any such plan to the Board of Directors; provided that the Stock Option Compensation Committee shall not have the authority to adopt, amend or terminate any of such plans without the consent or ratification of the Board; and

        FURTHER RESOLVED, that the Stock Option Compensation Committee shall have the full authority of the Board under section 10 of Article III of the Bylaws of the Company and to the extent otherwise permitted by law with respect to all actions which the Stock Option Compensation Committee takes consistent with the foregoing resolutions.

A-1

 Exhibit B

UNITED STATES CELLULAR CORPORATION (the "Company")
Compensation Plan for Non-Employee Directors (the "Plan")
As Amended, Effective March 17, 2009

        The purpose of the Plan is to provide appropriate compensation to non-employee directors for their service to the Company and to ensure that qualified persons serve as non-employee members of the Board of Directors.

        The Plan was approved pursuant to the authority granted in Section 12 of Article III of the Company's By-Laws, which provides that the Board of Directors shall have authority to establish reasonable compensation of directors, including reimbursement of expenses incurred in attending meetings of the Board of Directors.

Board Service

        Each director of the Company who is not an employee of the Company, Telephone and Data Systems, Inc. ("TDS"), TDS Telecommunications Corporation, or any other subsidiary of TDS ("non-employee director") will receive:

  1.
  An annual director's retainer fee of $55,000 paid in cash.

  2.
  An annual award of $55,000 paid in the form of the Company's Common Shares, which shall be distributed in March on or prior to March 15 of each year, beginning in March, 2009, for services performed during the 12 month period that commences on March 1 of the immediately preceding calendar year and ends on the last day of February of the calendar year of payment. The number of shares shall be determined on the basis of the closing price of the Company's Common Shares, as reported in the New York Stock Exchange Composite Transaction section of the Wall Street Journal for the last trading day in the month of February of each year. (A director who is not a citizen of the United States may, at his or her election, receive such award in the form of cash.) Notwithstanding the foregoing, the annual award of $55,000 to be distributed in March, 2009 shall be distributed $45,000 in the form of Common Shares and $10,000 in the form of cash.

  3.
  A director's meeting fee of $1,750 for each meeting attended and reimbursement of reasonable expenses incurred in connection with attendance at meetings of the Board of Directors, paid in cash.

Audit Committee Service

        Each non-employee director who serves on the Audit Committee, other than the Chairperson, will receive an annual committee retainer fee of $11,000, paid quarterly, a committee meeting fee of $1,750 for each meeting attended and reimbursement of reasonable expenses incurred in connection with attendance at meetings of the Audit Committee. The Audit Committee Chairperson will receive an annual retainer fee of $22,000, paid quarterly, a committee meeting fee of $1,750 for each meeting attended and reimbursement of reasonable expenses incurred in connection with attendance at such meeting.

Stock Option Compensation Committee Service

        Each non-employee director of the Company who serves on the Stock Option Compensation Committee, other than the Stock Option Compensation Committee Chairperson, will receive an annual committee retainer fee of $7,000, paid quarterly, a committee meeting fee of $1,750 for each meeting attended and reimbursement of reasonable expenses incurred in connection with attendance at each meeting of the committee. The Stock Option Compensation Committee Chairperson will receive an annual retainer fee of $14,000, paid quarterly, a committee meeting fee of $1,750 for each meeting

B-1

attended and reimbursement of reasonable expenses incurred in connection with attendance at such meeting.

Miscellaneous

        Under the Plan, annual retainers will be paid in cash on a quarterly basis, as of the last day of each calendar quarter, and will compensate the non-employee director for services performed during such calendar quarter.

        Fees for meetings of the board and all committee meetings will be paid in cash on a quarterly basis as of the last day of each calendar quarter, and will compensate the non-employee director for meetings attended during such calendar quarter.

        Non-employee directors shall timely submit for reimbursement of reasonable expenses incurred in connection with meeting attendance, and the Company shall reimburse such expenses within two weeks after submission. In no event shall such reimbursement occur following the last day of the calendar year following the calendar year in which the expense was incurred.

        Upon approval of this amended Plan by shareholders of the Company, directors of the Company shall have the authority without further shareholder approval to further amend this Plan from time to time, including amendments to increase the amount of the compensation payable in Common Shares from time to time, provided that the total number of Common Shares issued under the Plan shall not exceed the amount previously approved by shareholders of the Company.

        Unless otherwise approved by shareholders of the Company, the total number of shares that may be issued under the Plan (including shares previously issued under the Plan) shall not exceed 60,000 Common Shares.

        Subject to shareholder approval of the amended Plan, pursuant to Section 303A.08 of the New York Stock Exchange Listed Company Manual, the authorization to issue the Common Shares shall expire ten years after the date of such shareholder approval, unless reapproved by shareholders. If for any reason shares cannot be issued pursuant to the requirements of the New York Stock Exchange or otherwise, the value of such shares that cannot be issued shall be issued in the form of cash.

B-2

 Exhibit C

UNITED STATES CELLULAR CORPORATION
2005 LONG-TERM INCENTIVE PLAN, AS AMENDED

ARTICLE I

PURPOSE

        This United States Cellular Corporation 2005 Long-Term Incentive Plan (the "Plan") is an amendment and restatement of the United States Cellular Corporation 2003 Long-Term Incentive Plan. The purposes of the Plan are (i) to align the interests of the stockholders of the Company and the key executive and management employees of the Company and certain of its Affiliates by increasing the proprietary interest of such employees in the Company's growth and success, (ii) to advance the interests of the Company by attracting and retaining such key executive and management employees of the Company and such Affiliates, and (iii) to motivate such employees to act in the long-term best interests of the Company's stockholders.

ARTICLE II

DEFINITIONS

        For purposes of the Plan, the following capitalized terms shall have the meanings set forth in this Article.

        2.1    "Affiliate" shall mean (i) TDS, (ii) a Person of which the Company or TDS directly or indirectly owns or controls shares or securities or other interests having combined voting power sufficient to permit the Company or TDS to elect at least a majority of the members of the board of directors or other governing body of such Person or (iii) a corporation at least 50% of whose outstanding stock or the combined voting power of such outstanding stock is owned directly or indirectly by the Company or by TDS.

        2.2    "Agreement" shall mean a written or electronic agreement evidencing an award granted hereunder between the Company and the recipient of such award.

        2.3    "Board" shall mean the Board of Directors of the Company.

        2.4    "Bonus Year" shall mean the calendar year for which an annual bonus is payable.

        2.5    "Code" shall mean the Internal Revenue Code of 1986, as amended.

        2.6    "Committee" shall mean a committee designated by the Board consisting of one or more members of the Board, each of whom is an "outside director" within the meaning of section 162(m) of the Code and a "Non-Employee Director" within the meaning of Rule 16b-3 under the Exchange Act.

        2.7    "Common Stock" shall mean the class of shares of the Company designated as "Common Shares" in its Certificate of Incorporation.

        2.8    "Company" shall mean United States Cellular Corporation, a Delaware corporation, or any successor thereto.

        2.9    "Company Match" shall mean an amount credited to an employee's Deferred Compensation Account pursuant to Section 8.2(b) hereof based on the deferred portion of the employee's annual bonus for a Bonus Year.

        2.10    "Deferred Compensation Account" shall mean a book reserve maintained by the Company for the purpose of measuring the amount of deferred compensation payable to an employee with respect to the deferred portion of the employee's annual bonus for a Bonus Year.

        2.11    "Disability" shall mean a total physical disability which, in the Committee's judgment, prevents an employee from performing substantially such employee's employment duties and responsibilities for a continuous period of at least six months.

        2.12    "Employer" shall mean the Company, USCC Payroll Corporation, and any Affiliate selected by the Committee and approved by the Board.

        2.13    "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

        2.14    "Fair Market Value" of a share of Stock shall mean its closing sale price on the principal national stock exchange on which the Stock is traded on the date as of which such value is being determined, or, if there shall be no reported sale for such date, on the next preceding date for which a sale was reported; provided that if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate.

        2.15    "Free-Standing SAR" shall mean an SAR which is not granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise, shares of Stock, cash or a combination thereof with an aggregate value equal to the excess of the Fair Market Value of one share of Stock on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.

        2.16    "Incentive Stock Option" shall mean an option to purchase shares of Stock which meets the requirements of section 422 of the Code (or any successor provision) and which is designated as intended to constitute an Incentive Stock Option.

        2.17    "Legal Representative" shall mean a guardian, legal representative or other person acting in a similar capacity with respect to an award holder.

        2.18    "Mature Shares" shall mean previously-acquired shares of Stock for which the holder thereof has good title, free and clear of all liens and encumbrances, and which such holder either (i) has held for at least six months (or such shorter period as the Committee may permit, provided that such shorter period will not require the Company to recognize an increased compensation expense under applicable accounting principles) or (ii) has purchased on the open market.

        2.19    "Non-Qualified Stock Option" shall mean an option to purchase shares of Stock which is not an Incentive Stock Option.

        2.20    "Officer" shall mean an individual who is designated as an officer of an Employer by the Board of Directors of the Employer or by the Bylaws of the Employer.

        2.21    "Performance Award" shall mean a right, contingent upon the attainment of specified Performance Measures within a specified Performance Period, to receive payment in cash or in shares of Stock of a specified amount.

        2.22    "Performance Measures" shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR, (ii) as a condition to the grant of a Restricted Stock Award or a Restricted Stock Unit Award or (iii) during the applicable Restriction Period or Performance Period as a condition to the holder's receipt, in the case of a Restricted Stock Award, of the shares of Stock subject to such award, or, in the case of a Restricted Stock Unit Award or Performance Award, of the shares of Stock subject to such award or the cash amount payable with respect to such award (or a combination thereof). To the extent necessary for an award to be qualified performance-based compensation within the meaning of section 162(m) of the Code, such criteria and objectives shall include one or more of the following: the attainment by a share of Stock of a specified Fair Market Value for a specified period of time, earnings per share, return to stockholders (including dividends), return on assets, return on equity, return on capital, customer satisfaction, gross customer additions, net customer additions, sales and marketing cost per gross customer addition, customer defections, earnings, revenues, average revenue per customer unit, market share, cash flow or cost reduction goals, or any combination of the foregoing. If the Committee desires that compensation payable pursuant to any award subject to Performance Measures be qualified performance-based compensation within the meaning of section 162(m) of the Code, the Performance Measures (i) shall be established in writing by the Committee no later than

90 days after the beginning of the Performance Period or Restriction Period, as applicable (or such other time designated by the Internal Revenue Service) and (ii) shall satisfy all other applicable requirements imposed under Treasury Regulations promulgated under section 162(m) of the Code, including the requirement that such Performance Measures be stated in terms of an objective formula or standard. Subject to (i) section 162(m) of the Code with respect to an award that is intended to be qualified performance-based compensation and (ii) section 409A of the Code with respect to an award that is subject thereto, the Committee, in its sole discretion, may amend or adjust the Performance Measures or other terms and conditions of an outstanding award in recognition of unusual or nonrecurring events affecting the Company or its financial statements or changes in law or accounting principles.

        2.23    "Performance Period" shall mean a period designated by the Committee during which Performance Measures shall be measured.

        2.24    "Permitted Transferee" shall mean (i) an award holder's spouse, (ii) any of the award holder's lineal descendants, lineal ancestors or siblings, (iii) the award holder's mother-in-law or father-in-law, or any son-in-law, daughter-in-law, brother-in-law or sister-in-law, (iv) a trust of which one or more of the Persons described in clauses (i), (ii) or (iii) are the only beneficiaries during the term the award is held by a Permitted Transferee, (v) a partnership in which no Person is a partner other than the award holder or one or more of the Persons described in clauses (i)-(vii) hereof, (vi) a limited liability company in which no Person is a member other than the award holder or one or more of the Persons described in clauses (i)-(vii) hereof, or (vii) any other Person approved in writing by the Committee prior to any transfer of an award, provided that any Person described in clauses (i)-(vii) hereof has entered into a written agreement with the Company to withhold shares of Stock which would otherwise be delivered, or an amount of cash which would otherwise be payable, to such Person to satisfy any federal, state, local or other taxes that may be required to be withheld or paid in connection with such award in the event that the award holder does not provide for an arrangement satisfactory to the Company to assure that such taxes will be paid.

        2.25    "Person" shall mean any individual, group, firm, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust or other entity.

        2.26    "Restricted Stock" shall mean shares of Stock which are subject to a Restriction Period.

        2.27    "Restricted Stock Award" shall mean an award of Restricted Stock.

        2.28    "Restricted Stock Unit" shall mean a right which entitles the holder thereof to receive, upon termination of the Restriction Period, a share of Stock or cash equal to the Fair Market Value of a share of Stock on the date that the Restriction Period terminates.

        2.29    "Restricted Stock Unit Award" shall mean an award of Restricted Stock Units.

        2.30    "Restriction Period" shall mean a period designated by the Committee during which (i) the Stock subject to a Restricted Stock Award shall not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in the Plan or the Agreement relating to such award, or (ii) the restrictions applicable to a Restricted Stock Unit Award shall remain in effect.

        2.31    "SAR" shall mean a stock appreciation right, which may be a Free-Standing SAR or a Tandem SAR.

        2.32    "Separation from Service" shall mean a termination of employment with the Employers and their affiliates within the meaning of Treasury Regulation §1.409A-1(h) (without regard to any permissible alternative definition thereunder). "Affiliate" for this purpose shall mean (i) a corporation that is a member of the same controlled group of corporations (within the meaning of section 414(b) of the Code) as an Employer or (ii) a trade or business (whether or not incorporated) under common control (within the meaning of section 414(c) of the Code) with an Employer, but in each case substituting a 50% ownership level for the 80% ownership level specified therein.

        2.33    "Specified Employee" shall have the meaning set forth in the "Section 409A Specified Employee Policy of Telephone and Data Systems, Inc. and its Affiliates," which policy hereby is incorporated herein by reference.

        2.34    "Stock" shall mean Common Stock and any other capital stock of any class which (i) is designated by the Board to be available for awards under the Plan or (ii) becomes available for awards under the Plan by reason of a conversion, stock split, stock dividend, recapitalization, reclassification, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event or any distribution to holders of shares of Common Stock.

        2.35    "Tandem SAR" shall mean an SAR which is granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such option, shares of Stock, cash or a combination thereof with an aggregate value equal to the excess of the Fair Market Value of one share of Stock on the date of exercise over the base price of such SAR, multiplied by the number of shares of Stock subject to such option, or portion thereof, which is surrendered.

        2.36    "TDS" shall mean Telephone and Data Systems, Inc., a Delaware corporation.

ARTICLE III

ELIGIBILITY AND ADMINISTRATION

        3.1    Eligibility.    Participants in the Plan shall consist of such key executive and management employees of the Employers as the Committee in its sole discretion may select from time to time. The Committee's selection of an employee to participate in the Plan at any time shall not require the Committee to select such employee to participate in the Plan at any other time.

        3.2    Administration.    The Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under the Plan to eligible persons: (i) options to purchase shares of Stock in the form of Incentive Stock Options or Non-Qualified Stock Options, (ii) SARs in the form of Tandem SARs or Free-Standing SARs, (iii) Restricted Stock Awards, (iv) Restricted Stock Unit Awards, (v) Performance Awards and (vi) Company Match awards. The Committee shall, subject to the terms of the Plan, select eligible persons for participation in the Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of shares of Stock, the number of SARs and the number of Restricted Stock Units subject to such an award, the exercise or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award. Notwithstanding any other provision of the Plan, the approval by the full Board, including the affirmative vote of a majority of the members of the Committee, shall be required with respect to any grant of stock options, Restricted Stock Awards, Restricted Stock Unit Awards or similar stock-based compensation if the number of Common Shares which could be issued pursuant to such award, when added to the then currently outstanding Common Shares plus the number of Common Shares then subject to purchase or receipt pursuant to all grants of stock options, employee stock purchase plans, restricted stock or restricted stock unit awards and any other plan or program pursuant to which Common Shares of the Company have been optioned or granted, whether vested or not, would result in the Company no longer satisfying the eligibility requirements, under Section 1504 of the Code, to file a consolidated tax return with TDS.

        The Committee may, in its sole discretion and for any reason at any time, subject to the requirements imposed under section 162(m) of the Code and regulations promulgated thereunder in the case of an award intended to be qualified performance-based compensation, and to the extent permitted under section 409A of the Code and regulations promulgated thereunder in the case of an award that is "deferred compensation" within the meaning thereof, take action such that (A) any or all outstanding options and SARs shall become exercisable in part or in full, (B) all or a portion of the Restriction Period applicable to any outstanding Restricted Stock Award or Restricted Stock Unit Award shall lapse, (C) all or a portion of the Performance Period applicable to any outstanding Performance Award shall lapse, (D) the Performance Measures applicable to any outstanding award (if any) shall be deemed to be satisfied at the maximum or any other level and (E) all or a portion of the amount in a Deferred Compensation Account attributable to a Company Match shall vest. The Committee shall, subject to the terms of the Plan, interpret the Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of the Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be final, binding and conclusive.

          (a)    Delegation.    To the extent legally permissible, the Committee may delegate some or all of its power and authority hereunder to the chairman of the Board or an executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority with regard to (i) the selection for participation in the Plan of (A) an employee who is the chief executive officer of the Company (or is acting in such a capacity), one of the four highest compensated officers of the Company (other than the chief executive officer), or any other person deemed to be a "covered employee" within the meaning of section 162(m) of the Code or who, in the Committee's judgment, is likely to be a covered employee at any time during the period an award to be granted to such employee may result in taxable income to the employee, or (B) an officer or other person subject to section 16 of the Exchange Act, or (ii) decisions concerning the timing, pricing or amount of an award granted to such an employee, officer or other person.

          (b)    Indemnification.    No member of the Board or Committee nor any executive officer to whom the Committee shall delegate any of its power and authority hereunder shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with the Plan, and each member of the Board and the Committee and each executive officer who is designated by the Committee to exercise any power or authority hereunder shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys' fees) arising therefrom to the full extent permitted by law, except as otherwise may be provided in the Company's Certificate of Incorporation or by-laws, and under any directors' and officers' liability insurance which may be in effect from time to time.

        3.3    Shares Available.

          (a)   Subject to adjustment as provided in Section 9.8, 9,600,000 shares of Common Stock shall be available under the Plan. Such shares of Common Stock and shares of each other class of Stock which is available under the Plan shall be reduced by the sum of the aggregate number of shares of such Stock subject to outstanding awards under the Plan.

          (b)   To the extent that shares of Stock subject to an outstanding award granted under this Plan are not issued or delivered to the holder of the award or are returned to the Company by the holder of the award by reason of (i) the expiration, termination, cancellation or forfeiture of such award, (ii) the settlement of such award in cash or (iii) the delivery or withholding of shares of Stock to pay all or a portion of the exercise price of an award, if any, or to satisfy all or a portion of the tax withholding obligations relating to an award, then such shares of Stock shall again be available under the Plan.

          (c)   Shares of Stock to be delivered under the Plan shall be made available from authorized and unissued shares of Stock, or authorized and issued shares of Stock reacquired and held as treasury shares or otherwise or a combination thereof.

          (d)   To the extent necessary for an award to be qualified performance-based compensation under section 162(m) of the Code and the regulations thereunder, (i) the maximum number of shares of Stock with respect to which options or SARs or a combination thereof may be granted during any calendar year to any employee shall be 175,000, subject to adjustment as provided in Section 9.8, (ii) the maximum number of shares of Stock with respect to which Restricted Stock Awards or Restricted Stock Unit Awards subject to Performance Measures (or a combination thereof) may be granted during any calendar year to any employee shall be 50,000, subject to adjustment as provided in Section 9.8 and (iii) the maximum amount that may be paid to any employee under a

  Performance Award for any Performance Period shall not exceed 50,000 shares of Stock (subject to adjustment as provided in Section 9.8), or the Fair Market Value thereof if paid in cash.

          (e)   Subject to adjustment as provided in Section 9.8, the maximum aggregate number of shares of Stock that may be issued under the Plan in connection with Incentive Stock Options is 9,600,000.

ARTICLE IV

STOCK OPTIONS AND
STOCK APPRECIATION RIGHTS

        4.1    Stock Options.    The Committee may, in its discretion, grant options to purchase shares of Stock to such eligible employees as may be selected by the Committee; provided, however, that an employee of an Affiliate may be granted an option to purchase shares of Stock only if the Stock qualifies, with respect to such employee, as "service recipient stock" within the meaning set forth in section 409A of the Code. Each option, or portion thereof, that is not an Incentive Stock Option shall be a Non-Qualified Stock Option. An Incentive Stock Option may not be granted to any person who is not an employee of the Company or any related corporation (as defined in Treasury Regulation §1.421-1(i)(2)). Each Incentive Stock Option shall be granted within ten years of the date this amended and restated Plan is adopted by the Board. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of shares of Stock with respect to which options designated as Incentive Stock Options are exercisable for the first time by an option holder during any calendar year (under the Plan or any other plan of the Company or any related corporation (as defined in Treasury Regulation §1.421-1(i)(2)) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Non-Qualified Stock Options. Options shall be subject to the terms and conditions set forth in Sections 4.1 through 4.4 hereof and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

        4.2    Number of Shares and Purchase Price.    The number of shares of Stock subject to an option and the purchase price per share of Stock purchasable upon exercise of the option shall be determined by the Committee; provided, however, that the purchase price per share of Stock purchasable upon exercise of either an Incentive Stock Option or a Non-Qualified Stock Option shall not be less than 100% of the Fair Market Value of a share of Stock on the date such option is granted; provided further, that if an Incentive Stock Option shall be granted to an employee who owns capital stock possessing more than ten percent of the total combined voting power of all classes of capital stock of the Company (or of any related corporation (as defined in Treasury Regulation §1.421-1(i)(2)) ("Ten Percent Holder"), the purchase price per share of Stock shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order for the option to constitute an Incentive Stock Option.

        4.3    Option Period and Exercisability.    The period during which an option may be exercised shall be determined by the Committee; provided, however, that no Incentive Stock Option shall be exercised later than ten years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, establish Performance Measures which must be satisfied during a Performance Period as a condition either to a grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments or in part or in full at any time. An option may be exercised only with respect to whole shares of Stock.

        4.4    Method of Exercise.    An option may be exercised (i) by giving notice to the Chief Financial Officer of the Company (or such other person as may be designated by him or her) specifying the number of whole shares of Stock to be purchased and by arranging for the payment therefore in accordance with Section 4.4(a) or 4.4(b), as applicable and (ii) by executing such documents and taking any other actions as the Company may reasonably request.

          (a)    Purchase Price Payment by Nonofficers.    The holder of an option awarded to an employee who is not an Officer may pay for the shares of Stock to be purchased pursuant to the exercise of such option (i) in cash, (ii) in Mature Shares having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (iii) to the extent legally permissible, in cash by a broker-dealer acceptable to the Company to whom the option holder has submitted an irrevocable notice of exercise or (iv) by a combination of (i) and (ii), in each case to the extent authorized by the Committee. Any fraction of a share of Stock which would be required to satisfy the aggregate of such purchase price and the withholding taxes with respect to the award, as described in Section 9.6, shall be disregarded and the remaining amount due shall be paid in cash by the option holder. No share of Stock shall be delivered until the full purchase price therefore and the withholding taxes thereon have been paid (or arrangement has been made for such payment to the Company's satisfaction).

          (b)    Purchase Price Payment by Officers.    The holder of an option awarded to an Officer before March 7, 2006 may pay for the shares of Stock to be purchased pursuant to the exercise of such option (i) by any of the methods set forth in Section 4.4(a) or (ii) by authorizing the Company to withhold whole shares of Stock which would otherwise be delivered having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, in each case to the extent authorized by the Committee. Payment for shares of Stock to be purchased pursuant to the exercise of an option granted to an Officer on or after March 7, 2006 shall be by (i) the delivery of Mature Shares having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise or (ii) authorizing the Company to withhold whole shares of Stock which would otherwise be delivered having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise. Any fraction of a share of Stock which would be required to satisfy the aggregate of such purchase price and the withholding taxes with respect to the award, as described in Section 9.6, shall be disregarded and the remaining amount due shall be paid in cash by the option holder. No share of Stock shall be delivered until the full purchase price therefore and the withholding taxes thereon have been paid (or arrangement has been made for such payment to the Company's satisfaction).

        4.5    Stock Appreciation Rights.    The Committee may, in its discretion, grant SARs to such eligible employees as may be selected by the Committee; provided, however, that an employee of an Affiliate may be granted an SAR only if the underlying Stock qualifies, with respect to such employee, as "service recipient stock" within the meaning set forth in section 409A of the Code. The Agreement relating to an SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.

        SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

          (a)    Number of SARs and Base Price.    The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR shall be granted on the same date that the related option is granted. The base price of a Tandem SAR shall be the purchase price per share of Stock of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant of such SAR.

          (b)    Exercise Period and Exercisability.    The Agreement relating to an award of SARs shall specify whether such award may be settled in shares of Stock or cash or a combination thereof. The period for the exercise of an SAR shall be determined by the Committee; provided, however, that no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related option. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an SAR or to the exercisability of all or a portion of an SAR. The Committee shall determine whether an SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole shares of Stock and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. Prior to the exercise of an SAR for shares of Stock, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the shares of Stock subject to such SAR.

          (c)    Method of Exercise.    A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request.

        4.6    Termination of Employment or Service.    All of the terms relating to the exercise, cancellation or other disposition of an option or SAR upon a termination of employment with or service to the Company of the holder of such option or SAR, whether by reason of Disability, retirement, death or other termination, shall be determined by the Committee. Such determination shall be specified in the Agreement relating to such option or SAR.

ARTICLE V

RESTRICTED STOCK AWARDS

        5.1    Restricted Stock Awards.    The Committee may, in its discretion, grant Restricted Stock Awards to such eligible employees as may be selected by the Committee.

        5.2    Terms of Restricted Stock Awards.    Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

          (a)    Number of Shares and Other Terms.    The number of shares of Stock subject to a Restricted Stock Award and the Performance Measures (if any) and Restriction Period applicable to a Restricted Stock Award shall be determined by the Committee.

          (b)    Vesting and Forfeiture.    The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of the Plan, (i) for the vesting of the shares of Stock subject to such award (w) if specified Performance Measures are satisfied or met during the specified Restriction Period or (x) if the holder of such award remains continuously in the employment of or service to the Company during the specified Restriction Period and (ii) for the forfeiture of the shares of Stock subject to such award (y) if specified Performance Measures are not satisfied or met during the specified Restriction Period or (z) if the holder of such award does not remain continuously in the employment of or service to the Company during the specified Restriction Period.

          (c)    Custody and Delivery of Stock.    During the Restriction Period, at the Company's sole discretion, the shares subject to a Restricted Stock Award either (i) shall be held by the Company in book entry form, with the restrictions on the shares duly noted, or (ii) shall be represented by a certificate or certificates registered in the holder's name, which may bear a legend, in addition to any legend which may be required pursuant to Section 9.7, indicating that the ownership of the shares represented by such certificate is subject to the restrictions, terms and conditions of the Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company or its agent, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company's right to require payment of any taxes in accordance with Section 9.6, a certificate or certificates evidencing ownership of the requisite number of shares of Stock shall be delivered to the holder of such award.

          (d)    Rights with Respect to Restricted Stock Awards.    Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the

  Company, including, but not limited to, voting rights, the right to receive dividends or other distributions and the right to participate in any capital adjustment applicable to all holders of Stock; provided, however, that a distribution with respect to shares of Stock, other than a regular cash dividend, shall be deposited with the Company and shall be subject to the same restrictions as the shares of Stock with respect to which such distribution was made.

        5.3    Termination of Employment or Service.    All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period relating to a Restricted Stock Award, or any cancellation or forfeiture of such Restricted Stock Award upon a termination of employment with or service to the Company of the holder of such Restricted Stock Award, whether by reason of Disability, retirement, death or other termination, shall be determined by the Committee. Such determination shall be specified in the Agreement relating to such Restricted Stock Award.

ARTICLE VI

RESTRICTED STOCK UNIT AWARDS

        6.1    Restricted Stock Unit Awards.    The Committee may, in its discretion, grant Restricted Stock Unit Awards to such eligible employees as may be selected by the Committee.

        6.2    Terms of Restricted Stock Unit Awards.    Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

          (a)    Number of Restricted Stock Units and Other Terms.    The number of Restricted Stock Units subject to a Restricted Stock Unit Award and the Performance Measures (if any) and Restriction Period applicable to a Restricted Stock Unit Award shall be determined by the Committee.

          (b)    Vesting and Forfeiture.    The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of the Plan, (i) for the vesting of such award (w) if specified Performance Measures are satisfied or met during the specified Restriction Period or (x) if the holder of such award remains continuously in the employment of or service to the Company during the specified Restriction Period and (ii) for the forfeiture of such award (y) if specified Performance Measures are not satisfied or met during the specified Restriction Period or (z) if the holder of such award does not remain continuously in the employment of or service to the Company during the specified Restriction Period.

          (c)    Settlement of Vested Restricted Stock Unit Awards.    The Agreement relating to a Restricted Stock Unit Award (i) shall specify whether such award may be settled in shares of Stock or cash or a combination thereof and (ii) may specify whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Stock subject to such award. Prior to the settlement of a Restricted Stock Unit Award in shares of Stock, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Stock subject to such award.

        6.3    Termination of Employment or Service.    All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period relating to a Restricted Stock Unit Award, or any cancellation or forfeiture of such Restricted Stock Unit Award upon a termination of employment with or service to the Company of the holder of such Restricted Stock Unit Award, whether by reason of Disability, retirement, death or other termination, shall be determined by the Committee. Such determination shall be specified in the Agreement relating to such Restricted Stock Unit Award.

ARTICLE VII

PERFORMANCE AWARDS

        7.1    Performance Awards.    The Committee may, in its discretion, grant Performance Awards to such eligible employees as may be selected by the Committee.

        7.2    Terms of Performance Awards.    Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

          (a)    Amount of Performance Award, Performance Measures and Performance Period.    The amount of a Performance Award and the Performance Measures and Performance Period applicable to such award shall be determined by the Committee.

          (b)    Vesting and Forfeiture.    The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of the Plan, for the vesting of such award, if specified Performance Measures are satisfied or met during the specified Performance Period, and for the forfeiture of such award, if specified Performance Measures are not satisfied or met during the specified Performance Period.

          (c)    Settlement of Vested Performance Awards.    The Agreement relating to a Performance Award (i) shall specify whether such award may be settled in shares of Stock (including shares of Restricted Stock) or cash or a combination thereof and (ii) may specify whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of Stock subject to such award. Prior to the settlement of a Performance Award in shares of Stock, the holder of such award shall have no rights as a stockholder of the Company with respect to the shares of Stock subject to such award.

        7.3    Termination of Employment or Service.    All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any cancellation or forfeiture of such Performance Award upon a termination of employment with or service to the Company of the holder of such Performance Award, whether by reason of Disability, retirement, death or other termination, shall be determined by the Committee. Such determination shall be specified in the Agreement relating to such Performance Award.

ARTICLE VIII

DEFERRED COMPENSATION ACCOUNTS
AND COMPANY MATCH AWARDS

        8.1    Company Match Awards.    The Committee may, in its discretion, make Company Match awards available to such eligible employees as may be selected by the Committee.

        8.2    Terms of Annual Bonus Deferrals and Company Match Awards.    An annual bonus deferral, and any related Company Match award, shall be subject to the following terms and conditions and such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem advisable.

          (a)    Annual Bonus Deferral.    There shall be deducted from each check in full or partial payment of an employee's annual bonus for a Bonus Year, an amount equivalent to the percentage of the gross bonus payment that the employee has elected to defer, which amount will be credited to the employee's Deferred Compensation Account as of the date on which the check is to be issued. An employee's election to defer an amount of his or her annual bonus shall be made not later than the last day of the calendar year immediately preceding the Bonus Year (or, in the case of a Newly Eligible Employee (as defined in Section 8.3), not later than the 30th day after the employee becomes eligible, provided that such deferral election shall apply solely to that portion of the annual bonus equal to the total annual bonus multiplied by the ratio of the number of days remaining in the Bonus Year after the date of the deferral election over the total number of days in the Bonus Year). Annual bonus amounts credited to the employee's Deferred Compensation Account pursuant to this paragraph (a) (as adjusted for deemed investment returns) shall be 100% vested at all times.

          (b)    Company Match.    As of each date on which an amount is credited to an employee's Deferred Compensation Account pursuant to paragraph (a), there shall also be credited to the Deferred Compensation Account a Company Match amount equal to the sum of (i) 25% of the amount credited to the Deferred Compensation Account as of such date pursuant to paragraph (a) which is not in excess of one-half of the employee's total gross bonus for the Bonus Year and (ii) 33 1/3% of the amount credited to the Deferred Compensation Account as of such date pursuant to paragraph (a) which is in excess of one-half of the employee's total gross bonus for the Bonus Year. One-third of the Company Match amount so credited to the employee's Deferred Compensation Account pursuant to this paragraph (b) (as adjusted for deemed investment returns) shall become vested on each of the first three annual anniversaries of the last day of the Bonus Year, provided that the employee remains continuously employed by the Company or an Affiliate until such date and the related bonus amount credited to the Deferred Compensation Account pursuant to paragraph (a) has not been withdrawn or distributed before such date. Any Company Match amount that is not vested as of the date that the related annual bonus amount is withdrawn or distributed shall be forfeited as of the date of such withdrawal or distribution. Notwithstanding the foregoing, the Company Match amount, to the extent not forfeited previously, shall become 100% vested upon (i) the employee's Separation from Service by reason of the employee's Retirement (as defined in Section 8.3) or death or (ii) the employee suffering a Permanent Disability (as defined in Section 8.3) prior to the employee's Separation from Service.

          (c)    Deemed Investment of Deferred Compensation Account.    Amounts credited to an employee's Deferred Compensation Account pursuant to paragraphs (a) and (b) above shall be deemed to be invested in whole and fractional shares of Stock at the Fair Market Value thereof on the date as of which the amount is credited to the Deferred Compensation Account.

          (d)    Payment of Deferred Compensation.    Except as otherwise set forth in the Agreement(s) relating to an employee's Deferred Compensation Account, payment of an employee's Distributable Balance (as defined in Section 8.3) will be in accordance with the employee's distribution date election and, for Bonus Years commencing prior to January 1, 2009, payment method election; provided, however, that if the employee is a Specified Employee as of the date of his or her Separation from Service and is entitled to payment by reason of such Separation from Service, no payment (including on account of the employee's Permanent Disability or Unforeseeable Emergency or in connection with a Change in Control) shall be made before the date which is six (6) months after the date of the employee's Separation from Service (or if earlier than the end of such six-month period, the date of the employee's death). All payments of deferred compensation hereunder will be made in whole shares of Stock and cash equal to the Fair Market Value of any fractional share. If an employee dies before his or her entire Distributable Balance has been paid, the Company shall pay the remainder of the Distributable Balance to the employee's beneficiary designated pursuant to Section 9.4.

          (e)    Unforeseeable Emergency Withdrawals.    Upon written request by an employee whom the Committee determines has suffered an Unforeseeable Emergency, the Committee may direct payment to the employee of all or any portion of the employee's Distributable Balance. The circumstances that will constitute an Unforeseeable Emergency will depend upon the facts of each case, but, in any case, payment may not exceed an amount reasonably necessary to satisfy such emergency plus amounts necessary to pay taxes and penalties reasonably anticipated as a result of such payment after taking into account the extent to which such emergency is or may be relieved (i) through reimbursement or compensation by insurance or otherwise; (ii) by liquidation of the employee's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship; or (iii) by cessation of deferrals under any Account Balance Plan (as defined in Section 8.3). In the event that the Committee approves a withdrawal of all or a portion of an employee's Distributable Balance due to an Unforeseeable Emergency, payment shall be made to the employee in a lump sum as soon as practicable following such approval, but in no event later than sixty (60) days after the occurrence of the Unforeseeable Emergency. If an employee receives, either hereunder or from any other nonqualified deferred compensation arrangement maintained by an Employer or Affiliate, a withdrawal on account of the employee's Unforeseeable Emergency, any deferral election by the employee in effect under this Article VIII shall be cancelled, effective as of the date of such withdrawal.

        8.3    Special Definitions.    Solely for purposes of this Article VIII, the following capitalized terms shall have the following meanings:

          (a)   "Account Balance Plan" shall mean an "account balance plan" within the meaning of Treasury Regulation §1.409A-1(c)(2)(i)(A) (whether elective or non-elective in nature) maintained by an Employer or any affiliate thereof. "Affiliate" for this purpose shall mean (i) a corporation that is a member of the same controlled group of corporations (within the meaning of section 414(b) of the Code) as an Employer or (ii) a trade or business (whether or not incorporated) under common control (within the meaning of section 414(c) of the Code) with an Employer. An Account Balance Plan shall include, without limitation, (i) the deferral program set forth in this Article VIII, (ii) the Company's Executive Deferred Compensation Interest Account Plan, (iii) the interest-bearing and phantom stock deferral arrangements maintained by TDS and TDS Telecommunications Corporation and (iv) the Telephone and Data Systems, Inc. Supplemental Executive Retirement Plan.

          (b)   "Distributable Balance" shall mean the portion of an employee's Deferred Compensation Account that is vested.

          (c)   "Newly Eligible Employee" shall mean an employee who (i) newly is eligible to participate in the deferral program set forth in this Article VIII and (ii) was not, at any time during the 24-month period ending on the date on which he or she became eligible to participate in such deferral program, eligible to participate in an Account Balance Plan (irrespective of whether such employee in fact elected to participate in such plan). For this purpose, an employee is not eligible to participate in an Account Balance Plan solely on account of the accrual of interest or earnings on amounts previously deferred thereunder.

          (d)   "Permanent Disability" shall mean an employee's (i) inability to engage in any substantial gainful activity or (ii) receipt of income replacement benefits for a period of not less than three (3) months under an accident and health plan covering employees of the employee's employer, in each case as a result of a medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

          (e)   "Retirement" shall mean an employee's Separation from Service on or after his or her Early or Normal Retirement Date (as defined in the Telephone and Data Systems, Inc. Pension Plan).

          (f)    "Unforeseeable Emergency" shall mean a severe financial hardship to an employee resulting from (i) an illness or accident of the employee, the employee's spouse, the employee's designated beneficiary or the employee's dependent (as defined in section 152 of the Code, without regard to sections 152(b)(1), (b)(2) and (d)(1)(B)), (ii) the loss of the employee's property due to casualty (including the need to rebuild a home following damage to a home not otherwise covered by insurance, irrespective of whether caused by a natural disaster), or (iii) other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the employee. Examples of what may be considered to be "Unforeseeable Emergencies" include (a) the imminent foreclosure of or eviction from an employee's primary residence, (b) the need to pay for medical expenses, including non-refundable deductibles and the cost of prescription drug medication and (c) the need to pay for funeral expenses of the employee's spouse, designated beneficiary or dependent. With limited exception, an "Unforeseeable Emergency" does not include the need to send an employee's child to college or the desire to purchase a home.

ARTICLE IX

GENERAL

        9.1    Effective Date and Term of Plan.    This amended and restated Plan shall be submitted to the stockholders of the Company for approval at the 2005 annual meeting of stockholders and, if approved, shall become effective as of February 22, 2005. The Plan shall terminate ten years after its effective date, unless terminated earlier by the Board. Termination of the Plan shall not affect the terms or conditions of any award granted prior to termination. In the event that the Plan, as amended and restated herein, is not approved by the Company's stockholders, any awards granted under the Plan, as amended and restated herein, shall be null and void.

        9.2    Amendments.    The Board may amend the Plan as it shall deem advisable, subject to any requirement of stockholder approval under applicable law, rule or regulation, including section 162(m) and section 422 of the Code and any rule of the principal national stock exchange on which the Stock is then traded; provided, however, that no amendment shall be made without stockholder approval if such amendment would (a) increase the maximum number of shares of Stock available for issuance under the Plan (subject to Section 9.8) or (b) effect any change inconsistent with section 422 of the Code. No amendment may impair the rights of a holder of an outstanding award without the consent of such holder.

        9.3    Agreement.    Each award granted under the Plan shall be evidenced by an Agreement setting forth the terms and conditions applicable to such award. No award shall be valid until an Agreement is executed by the Company and executed or accepted electronically by the recipient of the award and, upon such execution or execution and electronic acceptance, and delivery of the Agreement to the Company, such award shall be effective as of the effective date set forth in the Agreement.

        9.4    Designation of Beneficiaries.    Each employee may designate a beneficiary or beneficiaries with respect to each of his or her awards and his or her Deferred Compensation Account by executing and filing with the Company during his or her lifetime a written beneficiary designation on a form prescribed by the Committee. The employee may change or revoke any such designation by executing and filing with the Company during his or her lifetime a new beneficiary designation. If the employee is married and names someone other than his or her spouse (e.g., a child) as primary beneficiary of the employee's Deferred Compensation Account, the designation is invalid unless the spouse consents by signing the designated area of the beneficiary designation form in the presence of a Notary Public. If all designated beneficiaries predecease the employee or, in the case of corporations, partnerships, trusts or other entities which are designated beneficiaries, are terminated, dissolved, become insolvent or are adjudicated bankrupt prior to the date of the employee's death, or if the employee fails to designate a beneficiary, then the following persons in the order set forth below shall be the employee's beneficiaries:

  (i)
  Employee's spouse, if living; or if none,

  (ii)
  Employee's then living descendants, per stirpes; or if none,

  (iii)
  Employee's estate.

        9.5    Transferability of Awards.    No Incentive Stock Option, Restricted Stock Unit Award, Performance Award or Deferred Compensation Account shall be transferable other than pursuant to a beneficiary designation pursuant to Section 9.4 and effective on the recipient's death. No other award shall be transferable other than (a) pursuant to a beneficiary designation pursuant to Section 9.4 and effective on the recipient's death or (b) to the extent permitted under (i) securities laws relating to the registration of securities subject to employee benefit plans and (ii) the Agreement evidencing such award, by gift to a Permitted Transferee. Each option and each SAR may be exercised during the optionee's or holder's lifetime only by the optionee or holder (or the optionee's or holder's Legal Representative) or, if applicable, by a Permitted Transferee. Except as permitted by the preceding sentences, no award or Deferred Compensation Account may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award or Deferred Compensation Account, such an award and all rights thereunder shall immediately become null and void and any Company Match awards credited to such a Deferred Compensation Account shall immediately be forfeited.

        9.6    Tax Withholding.    The Company shall have the right to require, prior to the issuance or delivery of any shares of Stock or the payment of any cash pursuant to an award made hereunder, payment by the holder of any federal, state, local or other taxes which may be required to be withheld or paid in connection with the award. Such payment shall be in accordance with Section 9.6(a), (b) or (c), as applicable. Shares of Stock to be withheld or delivered pursuant to this Section 9.6 may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate. Any fraction of a share of Stock which would be required to satisfy the aggregate of the tax withholding obligation and the purchase price for the award, if any, shall be disregarded and the remaining amount due shall be paid in cash by the holder. No share of Stock shall be delivered until the withholding taxes thereon have been paid (or arrangement has been made for such payment to the Company's satisfaction).

          (a)    Methods of Tax Withholding Applicable to Awards Granted prior to March 7, 2006.    An Agreement evidencing an award granted prior to March 7, 2006 may provide for the withholding of taxes by any of the following means: (i) a cash payment to the Company, (ii) authorizing the Company to withhold whole shares of Stock which otherwise would be delivered to the holder, the aggregate Fair Market Value of which shall be determined as of the date the obligation to withhold or pay taxes arises in connection with the award (the "Tax Date"), or an amount of cash which otherwise would be payable to the holder, (iii) delivery to the Company of previously-owned whole shares of Stock, the aggregate Fair Market Value of which shall be determined as of the Tax Date, (iv) in the case of the exercise of an option and to the extent legally permissible, a cash payment by a broker-dealer acceptable to the Company to whom the option holder has submitted an irrevocable notice of exercise or (v) any combination of (i), (ii) and (iii).

          (b)    Methods of Tax Withholding Applicable to Awards Granted on or after March 7, 2006 but prior to September 14, 2006.    An Agreement evidencing an option granted to an Officer during the period commencing on March 7, 2006 and ending on September 13, 2006 shall provide that all tax withholding shall be satisfied either by (i) authorizing the Company to withhold whole shares of Stock which otherwise would be delivered to the holder, the aggregate Fair Market Value of which shall be determined as of the Tax Date or (ii) delivery to the Company of previously-owned whole shares of Stock, the aggregate Fair Market Value of which shall be determined as of the Tax Date. An Agreement evidencing any other award granted during the period commencing on March 7, 2006 and ending on September 13, 2006 may provide for the withholding of taxes by any of the methods set forth in Section 9.6(a).

          (c)    Methods of Tax Withholding Applicable to Awards Granted on or after September 14, 2006.    An Agreement evidencing an option granted on or after September 14, 2006 to an employee who is not an Officer may provide for the withholding of taxes by any of the methods set forth in Section 9.6(a). An Agreement evidencing any other award granted on or after September 14, 2006 shall provide that all tax withholding shall be satisfied either by (i) authorizing the Company to withhold whole shares of Stock which otherwise would be delivered to the holder, the aggregate Fair Market Value of which shall be determined as of the Tax Date, or an amount of cash which otherwise would be payable to the holder or (ii) delivery to the Company of previously-owned whole shares of Stock, the aggregate Fair Market Value of which shall be determined as of the Tax Date. Notwithstanding the foregoing, withholding of employment taxes owed in connection with a Deferred Compensation Account may be satisfied by a cash payment to the Company.

        9.7    Restrictions on Shares.    Each award granted hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the shares of Stock subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing shares of Stock delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

        9.8    Adjustment.    In the event of any conversion, stock split, stock dividend, recapitalization, reclassification, reorganization, merger, consolidation, combination of shares in a reverse stock split, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of Stock other than a regular cash dividend, the number and class of securities available under the Plan, the maximum number of securities with respect to which options or SARs, or a combination thereof, Restricted Stock Awards or Restricted Stock Unit Awards may be granted during any calendar year to any employee, the maximum amount payable in connection with a Performance Award for any Performance Period, the maximum number of securities with respect to which Incentive Stock Options may be granted under the Plan, the number and class of securities subject to each outstanding option and the purchase price per security, the terms of each outstanding SAR, the number and class of securities subject to each outstanding Restricted Stock Award and Restricted Stock Unit Award, the terms of each outstanding Performance Award and the number and class of securities deemed to be held in each Deferred Compensation Account shall be appropriately and equitably adjusted by the Committee, such adjustment to be made in the case of outstanding options and SARs without an increase in the aggregate purchase price or base price. Such adjustment shall be final, binding and conclusive. If such adjustment would result in a fractional security being (a) available under the Plan, such fractional security shall be disregarded, or (b) subject to an award under the Plan, the Company shall pay the holder of such award, in connection with the first settlement of such award in whole or in part occurring after such adjustment, an amount in cash determined by multiplying (i) the fraction of such security (rounded to the nearest hundredth) by (ii) the excess, if any, of (A) the Fair Market Value on the vesting, exercise or other date that the award becomes payable over (B) the purchase or base price, if any, of such award. Any adjustment pursuant to this Section 9.8 shall be made in compliance with the requirements of section 409A of the Code (to the extent applicable thereto), including without limitation, with respect to options and SARs, the requirements of Treasury Regulation §1.409A-1(b)(5)(v)(D).

        9.9    Change in Control.

            (a)    (1) Notwithstanding any provision in the Plan or any Agreement, in the event of a Change in Control, the Board may, but shall not be required to, make such adjustments to outstanding awards hereunder as it deems appropriate, including, without limitation, (i) causing all outstanding options and SARs to immediately become exercisable in full, (ii) causing the Restriction Period applicable to any outstanding Restricted Stock Award, and, to the extent permissible under section 409A of the Code, any Restricted Stock Unit Award, to lapse, (iii) to the extent permissible under section 409A of the Code, causing the Performance Period applicable to any outstanding Performance Award to lapse, (iv) causing any Restricted Stock Unit Award or Performance Award to vest, (v) causing the Performance Measures applicable to any outstanding award (if any) to be deemed to be satisfied at the minimum, target or maximum level or (vi) causing the amount in a Deferred Compensation Account attributable to a Company Match to vest. In addition, in the event of a Change in Control, the Board may, but shall not be required to, elect that each outstanding award shall be surrendered to the Company by the holder thereof, and that each such award shall immediately be canceled by the Company, and that the holder shall receive a cash payment from the Company in an amount equal to the amount calculated in paragraph (A), (B), (C), (D) or (E) below, as applicable. If the Board elects to cash out any award pursuant to the immediately preceding sentence, the cash payment shall be made within sixty (60) days following the occurrence of the Change in Control, except that a cash payment with respect to an award that is subject to section 409A of the Code instead shall be made at the time that the award would have been paid if a Change in Control had not occurred.

      (A)    In the case of an option, the cash payment shall equal the number of shares of Stock then subject to such option, multiplied by the excess, if any, of the greater of (x) the highest per share price offered to stockholders of the Company in any transaction whereby the Change in Control takes place or (y) the Fair Market Value of a share of Stock on the date of occurrence of the Change in Control, over the purchase price per share of Stock subject to the option, and

      (B)    In the case of a Free-Standing SAR, the cash payment shall equal the number of shares of Stock then subject to such SAR, multiplied by the excess, if any, of the greater of (x) the highest per share price offered to stockholders of the Company in any transaction whereby the Change in Control takes place or (y) the Fair Market Value of a share of Stock on the date of occurrence of the Change in Control, over the base price of the SAR, and

      (C)    In the case of a Restricted Stock Award or Restricted Stock Unit Award, the cash payment shall equal the number of shares of Stock or the number of Restricted Stock Units, as the case may be, then subject to such award, multiplied by the greater of (x) the highest per share price offered to stockholders of the Company in any transaction whereby the Change in Control takes place or (y) the Fair Market Value of a share of Stock on the date of occurrence of the Change in Control, and

      (D)    In the case of a Performance Award, the cash payment shall equal the amount payable with respect to such Performance Award if the applicable Performance Measures were satisfied at the maximum level, and

      (E)    In the case of a Deferred Compensation Account, the cash payment shall equal the number of shares of Stock then deemed to be in the Account, multiplied by the greater of (x) the highest per share price offered to stockholders of the Company in any transaction whereby the Change in Control takes place or (y) the Fair Market Value of a share of Stock on the date of occurrence of the Change in Control.

            (2)    In the event of a Change in Control pursuant to Section (b)(3) or (4) below in connection with which the holders of Stock receive shares of common stock that are registered under Section 12 of the Exchange Act, the Board may, but shall not be required to, substitute for each share of Stock available under the Plan, whether or not then subject to an outstanding award, the number and class of shares into which each outstanding share of Stock shall be converted pursuant to such Change in Control. In the event of any such substitution, the purchase price per share in the case of an option and the base price in the case of an SAR shall be appropriately adjusted by the Committee (whose determination shall be final, binding and conclusive), such adjustments to be made in the case of outstanding options and SARs without an increase in the aggregate purchase price or base price and in accordance with the requirements of Treasury Regulation §1.409A-1(b)(5)(v)(D).

            (3)    Notwithstanding the foregoing provisions of this Section 9.9 or any other provision in the Plan or in any Agreement, any adjustment or substitution with respect to an outstanding award hereunder upon a Change in Control shall be undertaken by the Board in compliance with the requirements of section 409A of the Code, to the extent applicable to such award.

                  (b)    For purposes of the Plan, "Change in Control" shall mean:

            (1)    the acquisition by any Person, including any "person" within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of beneficial ownership within the meaning of Rule 13d-3 promulgated under the Exchange Act, of 25% or more of the combined voting power of the then outstanding securities of the Company entitled to vote generally on matters (without regard to the election of directors) (the "Outstanding Voting Securities"), excluding, however, the following: (i) any acquisition directly from the Company or an Affiliate (excluding any acquisition resulting from the exercise of an exercise, conversion or exchange privilege, unless the security being so exercised, converted or exchanged was acquired directly from the Company or an Affiliate), (ii) any acquisition by the Company or an Affiliate, (iii) any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Company or an Affiliate, (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of subsection (3) of this Section 9.9(b), or (v) any acquisition by the following persons: (A) LeRoy T. Carlson or his spouse, (B) any child of LeRoy T. Carlson or the spouse of any such child, (C) any grandchild of LeRoy T. Carlson, including any child adopted by any child of LeRoy T. Carlson, or the spouse of any such grandchild, (D) the estate of any of the persons described in clauses (A)-(C), (E) any trust or similar arrangement (including any acquisition on behalf of such trust or similar arrangement by the trustees or similar persons) provided that all of the current beneficiaries of such trust or similar arrangement are persons described in clauses (A)-(C) or their lineal descendants, or (F) the voting trust which expires on

    June 30, 2035, or any successor to such voting trust, including the trustees of such voting trust on behalf of such voting trust, (all such persons, collectively, the "Exempted Persons");

            (2)    individuals who, as of February 22, 2005, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of such Board; provided that any individual who becomes a director of the Company subsequent to February 22, 2005, whose election, or nomination for election by the Company's stockholders, was approved by the vote of at least a majority of the directors then comprising the Incumbent Board shall be deemed a member of the Incumbent Board; and provided further, that any individual who was initially elected as a director of the Company as a result of an actual or threatened solicitation by a Person other than the Board for the purpose of opposing a solicitation by any other Person with respect to the election or removal of directors, or any other actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board shall not be deemed a member of the Incumbent Board;

            (3)    consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Corporate Transaction"), excluding, however, a Corporate Transaction pursuant to which (i) all or substantially all of the individuals or entities who are the beneficial owners of the Outstanding Voting Securities immediately prior to such Corporate Transaction will beneficially own, directly or indirectly, more than 50% of the combined voting power of the outstanding securities of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns, either directly or indirectly, the Company or all or substantially all of the Company's assets) which are entitled to vote generally on matters (without regard to the election of directors), in substantially the same proportions relative to each other as the shares of Outstanding Voting Securities are owned immediately prior to such Corporate Transaction, (ii) no Person (other than the following Persons: (v) the Company or an Affiliate, (w) any employee benefit plan (or related trust) sponsored or maintained by the Company or an Affiliate, (x) the corporation resulting from such Corporate Transaction, (y) the Exempted Persons, and (z) any Person which beneficially owned, immediately prior to such Corporate Transaction, directly or indirectly, 25% or more of the Outstanding Voting Securities) will beneficially own, directly or indirectly, 25% or more of the combined voting power of the outstanding securities of such corporation entitled to vote generally on matters (without regard to the election of directors) and (iii) individuals who were members of the Incumbent Board will constitute at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction; or

            (4)    approval by the stockholders of the Company of a plan of complete liquidation or dissolution of the Company.

        9.10    No Right of Participation, Employment or Service.    No person shall have any right to participate in the Plan. Neither the Plan nor any award granted hereunder shall confer upon any person any right to continued employment by or service with the Company or any of its subsidiaries or affiliates or affect in any manner the right of the Company or any of its subsidiaries or affiliates to terminate the employment or service of any person at any time without liability hereunder.

        9.11    Rights as Stockholder.    No person shall have any right as a stockholder of the Company with respect to any shares of Stock which are subject to an award granted hereunder unless and until such person becomes a stockholder of record with respect to such shares of Stock.

        9.12    Governing Law.    The Plan, each award granted hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.

        9.13    Severability.    If a provision of the Plan shall be held illegal or invalid, the illegality or invalidity shall not affect the remaining parts of the Plan and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included in the Plan.

        9.14    No Repricing of Awards.    Subject to Section 9.8, the exercise price or base price, as the case may be, of any award granted hereunder shall not be reduced after the date of grant of such award without the affirmative vote of a majority of the voting power of the shares of capital stock of the Company represented at a meeting in which the reduction of such exercise price or base price is considered for approval.

        9.15    Compliance with Section 409A of the Code.    It is intended that the Plan comply with the provisions of section 409A of the Code, to the extent applicable thereto. The Plan shall be administered and interpreted in a manner consistent with this intent. Notwithstanding the foregoing, no particular tax result for an employee with respect to any income recognized by the employee in connection with the Plan is guaranteed under the Plan, and the employee solely shall be responsible for any taxes, interest, penalties or other amounts imposed on the employee in connection with the Plan.

 APPENDIX I

UNITED STATES CELLULAR CORPORATION

ANNUAL REPORT TO SHAREHOLDERS FOR THE YEAR ENDED DECEMBER 31, 2008
Pursuant to SEC RULE 14(a)-3 and New York Stock Exchange Section 203.01

        The following audited financial statements and certain other financial information for the year ended December 31, 2008, represent U.S. Cellular's annual report to shareholders as required by the rules and regulations of the Securities and Exchange Commission ("SEC") and under the requirements of the New York Stock Exchange ("NYSE").

        Pursuant to Section 303A.12(a) of the NYSE Listed Company Manual, U.S. Cellular's CEO certified to the NYSE that he was not aware of any violation by the company of NYSE corporate governance listing standards, without qualification, at the time that U.S. Cellular first listed shares on the NYSE on September 15, 2008. U.S. Cellular's CEO is required to provide a similar certification to the NYSE on an annual basis within 30 days after each annual meeting. U.S. Cellular expects that its CEO will file a similar certification without qualification with the NYSE within 30 days after the 2009 annual meeting.

        In addition, pursuant to Section 303A.12(a) of the NYSE Listed Company Manual, U.S. Cellular confirms that its CEO and CFO filed with the SEC the certifications required under Section 302 of the Sarbanes- Oxley Act as Exhibits to U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2008.

        The following information was filed with the SEC on February 26, 2009 as Exhibit 13 to U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2008. Such information has not been updated or revised since the date it was originally filed with the SEC. Accordingly, you are encouraged to review such information together with any subsequent information that we have filed with the SEC and other publicly available information.

 Exhibit 13

United States Cellular Corporation and Subsidiaries

Financial Reports Contents

Management's Discussion and Analysis of Results of Operations and Financial Condition	1
Overview	1
Results of Operations	3
Inflation	12
Recent Accounting Pronouncements	12
Financial Resources	13
Liquidity and Capital Resources	15
Application of Critical Accounting Policies and Estimates	20
Certain Relationships and Related Transactions	26
Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary Statement	27
Market Risk	30
Consolidated Statement of Operations	31
Consolidated Statement of Cash Flows	32
Consolidated Balance Sheet—Assets	33
Consolidated Balance Sheet—Liabilities and Shareholders' Equity	34
Consolidated Statement of Common Shareholders' Equity	35
Notes to Consolidated Financial Statements	38
Reports of Management	75
Report of Independent Registered Public Accounting Firm	77
Selected Consolidated Financial Data	79
Five-Year Statistical Summary	80
Consolidated Quarterly Information (Unaudited)	81
Shareholder Information	82

 United States Cellular Corporation
Management's Discussion and Analysis of Financial Condition and Results of Operations

United States Cellular Corporation ("U.S. Cellular®") owns, operates and invests in wireless markets throughout the United States. U.S. Cellular is an 81%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS™").

The following discussion and analysis should be read in conjunction with U.S. Cellular's audited consolidated financial statements included herein and the description of U.S. Cellular's business included in Item 1 in the U.S. Cellular Annual Report on Form 10-K for the year ended December 31, 2008.

OVERVIEW

The following is a summary of certain selected information contained in the comprehensive Management's Discussion and Analysis of Financial Condition and Results of Operations that follows. The summary overview does not contain all of the information that may be important. You should carefully read the entire Management's Discussion and Analysis of Financial Condition and Results of Operations and not rely solely on the overview.

U.S. Cellular provides wireless telecommunications services to approximately 6.2 million customers in five geographic market areas in 26 states. As of December 31, 2008, U.S. Cellular owned interests in 239 consolidated wireless markets and operated 6,877 cell sites. U.S. Cellular operates on a customer satisfaction strategy, seeking to meet customer needs by providing a comprehensive range of wireless products and services, excellent customer support, and a high-quality network. U.S. Cellular's business development strategy is to operate controlling interests in wireless licenses in areas adjacent to or in proximity to its other wireless licenses, thereby building contiguous operating market areas. U.S. Cellular believes that operating in contiguous market areas will continue to provide it with certain economies in its capital and operating costs.

Financial and operating highlights in 2008 included the following:

•
Total customers increased 2% year-over-year to 6.2 million at December 31, 2008; net retail customer additions were 149,000 compared to 333,000 in the prior year;

•
The postpay churn rates were 1.5% and 1.4% in 2008 and 2007, respectively. Postpay customers comprised approximately 87% of U.S. Cellular's customer base as of December 31, 2008;

•
Average monthly service revenue per customer increased 4% year-over-year to $53.23;

•
Cash flows from operating activities were $922.8 million, an increase of 7% year-over-year. At December 31, 2008, cash and cash equivalents totaled $171.0 million and there were no outstanding borrowings under the revolving credit facility;

•
Additions to property, plant and equipment totaled $585.6 million, including expenditures to construct cell sites, increase capacity in existing cell sites and switches, purchase equipment to expand Evolution Data Optimized ("EVDO") services to additional markets, outfit new and remodel existing retail stores and continue development and enhancement of U.S. Cellular's office systems. Total cell sites in service increased 8% year-over-year to 6,877;

•
U.S. Cellular participated in the Federal Communications Commission ("FCC") auction of spectrum in the 700 megahertz band, known as Auction 73, indirectly through its interest in King Street Wireless, L.P. ("King Street Wireless"). U.S. Cellular is a limited partner in King Street Wireless. King Street Wireless was the provisional winning bidder for 152 licenses for an aggregate bid of $300.5 million, net of its designated entity discount of 25%. The licenses expected to be granted to King Street Wireless cover areas that overlap or are proximate or contiguous to areas covered by licenses that U.S. Cellular currently owns, operates and/or consolidates; and

•
U.S. Cellular recognized a loss on impairment of licenses of $386.7 million in 2008. The loss is attributable to further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, which has led to the use of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless

1

  industry. Loss on impairment of intangible assets, net of the related income tax and minority interest, reduced U.S. Cellular's net income and diluted earnings per share by $236.3 million and $2.69, respectively.

Service revenues increased $261.1 million, or 7%, to $3,940.3 million in 2008 from $3,679.2 million in 2007. U.S. Cellular experienced an increase in the number of customers, as well as an increase in average monthly revenue per customer driven primarily by growth in revenues from data products and services.

Operating income decreased $368.5 million, or 93%, to $27.7 million in 2008 from $396.2 million in 2007, primarily as a result of the 2008 impairment loss related to licenses.

U.S. Cellular anticipates that future growth in its operating income will be affected by the following factors:

•
Uncertainty related to current economic conditions and their impact on demand for U.S. Cellular's products and services;

•
Increasing penetration in the wireless industry;

•
Costs of customer acquisition and retention, such as equipment subsidies and advertising;

•
Industry consolidation and the resultant effects on roaming revenues, service and equipment pricing and other effects of competition;

•
Providing service in recently launched areas or potential new market areas;

•
Potential increases in prepay and reseller customers as a percentage of U.S. Cellular's customer base;

•
Costs of developing and introducing new products and services;

•
Costs of development and enhancement of office and customer support systems;

•
Continued enhancements to its wireless networks, including potential deployments of new technology;

•
Increasing costs of regulatory compliance; and

•
Uncertainty in future eligible telecommunication carrier ("ETC") funding.

Investment and other income (expense) totaled $38.4 million in 2008 and $150.3 million in 2007. The decrease is due primarily to the settlement of variable prepaid forward contracts related to Vodafone American Depository Receipts ("ADRs") and disposition of the remaining ADRs in 2007. In connection with the delivery and sale of the ADRs, U.S. Cellular recognized a pre-tax gain of $131.7 million.

Net income decreased $281.7 million to $33.0 million in 2008 compared to $314.7 million in 2007, primarily due to an increase in Loss on impairment of intangible assets and lower Investment and other income (expense). Basic earnings per share was $0.42 in 2008, which was $3.17 lower than in 2007 and Diluted earnings per share was $0.42, which was $3.14 lower than in 2007.

Cash Flows and Investments

U.S. Cellular believes that cash on hand, expected future cash flows from operating activities and sources of external financing provide financial flexibility and are sufficient to permit U.S. Cellular to finance its contractual obligations and anticipated capital expenditures for the foreseeable future. U.S. Cellular continues to seek to maintain a strong balance sheet and an investment grade credit rating.

See "Financial Resources" and "Liquidity and Capital Resources" below for additional information related to cash flows and investments.

2009 Estimates

U.S. Cellular expects the factors described above to impact revenues and operating income for the next several quarters. Any changes in the above factors, as well as the effects of other drivers of U.S.

2

Cellular's operating results, may cause revenues and operating income to fluctuate over the next several quarters.

U.S. Cellular's estimates of full-year 2009 results for net retail customer additions; service revenues; operating income; depreciation, amortization and accretion expenses; and capital expenditures are shown below. Such estimates represent U.S. Cellular's views as of the date of filing of U.S. Cellular's Form 10-K for the year ended December 31, 2008. Such forward-looking statements should not be assumed to be accurate as of any future date. U.S. Cellular undertakes no duty to update such information whether as a result of new information, future events or otherwise. There can be no assurance that final results will not differ materially from such estimated results.

	2009 Estimated Results	2008 Actual Results
Net retail customer additions	75,000 - 150,000	149,000
Service revenues	$3,900 - $4,000 million	$3,940.3 million
Operating income	$275 - $350 million	$33.2 million
Depreciation, amortization and accretion expenses, and losses on disposals and impairment of assets(1)	Approx. $600 million	$987.0 million
Capital expenditures	Approx. $575 million	$585.6 million

  (1)
  2008 Actual Results include losses on disposals of $23.4 million and impairments of assets of $386.7 million. The 2009 Estimated Results include only the estimate for Depreciation, amortization and accretion expenses and losses on disposals of assets, and do not include any estimate for losses on impairment of assets (since these can not be predicted).

U.S. Cellular management currently believes that the foregoing estimates represent a reasonable view of what is achievable considering actions that U.S. Cellular has taken and will be taking. However, the current general economic conditions have created a challenging business environment that could significantly impact actual results. U.S. Cellular anticipates that its customer base will increase during 2009 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, and improvements in distribution. U.S. Cellular believes growth in its revenues will result primarily from capturing wireless users switching from other wireless carriers, selling additional products and services to its existing customers, and increasing the number of multi-device users among its existing customers, rather than by adding users that are new to wireless service. U.S. Cellular is focusing on opportunities to increase revenues, pursuing cost reduction initiatives in various areas and implementing a number of initiatives to enable future growth. The initiatives are intended, among other things, to allow U.S. Cellular to accelerate its rollout of new products and services, better segment its customers for retention and to sell additional services, such as data, expand its Internet sales and customer service capabilities and improve its prepay products and services.

RESULTS OF OPERATIONS

Following is a table of summarized operating data for U.S. Cellular's consolidated operations.

As of December 31,(1)	2008	2007	2006
Total market population of consolidated operating markets(2)	46,009,000	44,955,000	44,043,000
Customers(3)	6,196,000	6,102,000	5,815,000
Market penetration(2)	13.5%	13.6%	13.2%
Total full-time equivalent employees	8,470	7,837	7,608
Cell sites in service	6,877	6,383	5,925

3

For the Year Ended December 31,(4)	2008	2007	2006
Net customer additions(5)	91,000	281,000	310,000
Net retail customer additions(5)	149,000	333,000	297,000
Average monthly service revenue per customer(6)	$53.23	$51.17	$47.23
Postpay churn rate(7)	1.5%	1.4%	1.6%

(1)
Amounts include results for U.S. Cellular's consolidated operating markets as of December 31.

(2)
Calculated using 2007, 2006 and 2005 Claritas population estimates for 2008, 2007 and 2006, respectively. "Total market population of consolidated operating markets" is used only for the purposes of calculating market penetration of consolidated operating markets, which is calculated by dividing customers by the total market population (without duplication of population in overlapping markets).

  The total market population and penetration measures for consolidated operating markets apply to markets in which U.S. Cellular provides wireless service to customers. For comparison purposes, total market population and penetration related to all consolidated markets in which U.S. Cellular owns an interest were 83,014,000 and 7.5%, 82,371,000 and 7.4%, and 55,543,000 and 10.5% as of December 31, 2008, 2007 and 2006, respectively.

  As a result of exchange transactions with AT&T that closed in August 2003, U.S. Cellular obtained rights to acquire majority interests in additional licenses, some of which have been previously acquired and are reflected in the total market population of consolidated markets. During 2008, U.S. Cellular exercised its rights to acquire all but one of the remaining licenses pursuant to this exchange agreement. The licenses that were exercised but not yet acquired as of December 31, 2008 will increase total market population of consolidated markets by 1,555,000 to 84,569,000. The exercise of these rights did not require U.S. Cellular to provide any additional consideration to AT&T, other than consideration already provided in conjunction with the August 2003 exchange transaction. Therefore, exercise of these rights did not cause a change in U.S. Cellular's Licenses balance in 2008. U.S. Cellular continues to have a right that does not have a stated expiration date to acquire a majority interest in one license under the exchange agreement.

(3)
U.S. Cellular's customer base consists of the following types of customers:

	2008	2007	2006
Customers on postpay service plans in which the end user is a customer of U.S. Cellular ("postpay customers")	5,420,000	5,269,000	4,912,000
Customers on prepay service plans in which the end user is a customer of U.S. Cellular ("prepay customers")	287,000	295,000	313,000
End user customers acquired through U.S. Cellular's agreements with third parties ("reseller customers")	489,000	538,000	590,000

Total customers	6,196,000	6,102,000	5,815,000

(4)
Amounts include results for U.S. Cellular's consolidated operating markets for the period January 1 through December 31; operating markets acquired during a particular period are included as of the acquisition date.

(5)
"Net customer additions" represents the number of net customers added to U.S. Cellular's overall customer base through all of its marketing distribution channels, excluding any customers transferred through acquisitions, divestitures or exchanges. "Net retail customer additions" represents the number of net customers added to U.S. Cellular's customer base through its marketing distribution channels, excluding net reseller customers added to its reseller customer base and excluding any customers transferred through acquisitions, divestitures or exchanges.

(6)
Management uses this measurement to assess the amount of service revenue that U.S. Cellular generates each month on a per customer basis. Variances in this measurement are monitored and

4

  compared to variances in expenses on a per customer basis. Average monthly service revenue per customer is calculated as follows:

	2008	2007	2006
Service revenues per Consolidated Statement of Operations (000s)	$3,940,326	$3,679,237	$3,214,410
Divided by average customers during period (000s)*	6,169	5,992	5,671
Divided by number of months in each period	12	12	12

Average monthly service revenue per customer	$53.23	$51.17	$47.23

  *
  "Average customers during period" is calculated by adding the number of total customers at the beginning of the first month of the period and at the end of each month in the period and dividing by the number of months in the period plus one. Acquired and divested customers are included in the calculation on a prorated basis for the amount of time U.S. Cellular included such customers during each period.

(7)
Postpay churn rate represents the percentage of the postpay customer base that disconnects service each month.

Components of Operating Income

Year Ended December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
Retail service	$3,445,762	$191,800	5.9%	$3,253,962	$372,116	12.9%	$2,881,846
Inbound roaming	329,196	35,430	12.1%	293,766	60,889	26.1%	232,877
Other	165,368	33,859	25.7%	131,509	31,822	31.9%	99,687

Service revenues	3,940,326	261,089	7.1%	3,679,237	464,827	14.5%	3,214,410
Equipment sales	302,859	35,832	13.4%	267,027	8,282	3.2%	258,745

Total operating revenues	4,243,185	296,921	7.5%	3,946,264	473,109	13.6%	3,473,155
System operations
(excluding Depreciation, amortization and accretion reported below)	784,057	66,982	9.3%	717,075	77,392	12.1%	639,683
Cost of equipment sold	743,406	106,108	16.6%	637,298	68,395	12.0%	568,903
Selling, general and administrative	1,701,050	142,483	9.1%	1,558,567	159,006	11.4%	1,399,561
Depreciation, amortization and accretion	576,931	(1,255)	(0.2)%	578,186	22,661	4.1%	555,525
Loss on impairment of intangible assets	386,653	361,730	N/M	24,923	24,923	N/M	—
Loss on asset disposals, net	23,378	(10,638)	(31.3)%	34,016	14,429	73.7%	19,587

Total operating expenses	4,215,475	665,410	18.7%	3,550,065	366,806	11.5%	3,183,259

Operating income	$27,710	$(368,489)	(93.0)%	$396,199	$106,303	36.7%	$289,896

N/M—Percentage change not meaningful

5

Operating Revenues

Service revenues

Service revenues consist primarily of: (i) charges for access, airtime, roaming, recovery of regulatory costs and value-added services, including data products and services and long distance, provided to U.S. Cellular's retail customers and to end users through third-party resellers ("retail service"); (ii) charges to other wireless carriers whose customers use U.S. Cellular's wireless systems when roaming, including long-distance roaming ("inbound roaming"); and (iii) amounts received from the Federal Universal Service Fund ("USF").

The increase in Service revenues was due to the growth in the average customer base, which increased 3% to 6.2 million in 2008 following an increase of 5% to 6.0 million in 2007 and higher monthly service revenue per customer. Monthly service revenue per customer averaged $53.23 in 2008, $51.17 in 2007 and $47.23 in 2006.

Retail service revenues

The increases in Retail service revenues in 2008 and 2007 were due primarily to growth in U.S. Cellular's average customer base and an increase in average monthly retail service revenue per customer.

The increase in the average number of customers each year was driven primarily by the net retail customer additions that U.S. Cellular generated from its marketing distribution channels. The average number of customers also was affected by the timing of acquisitions, divestitures and exchanges.

U.S. Cellular anticipates that its customer base will increase during 2009 as a result of its continuing focus on customer satisfaction, attractively priced service plans, a broader line of handsets and other products, and improvements in distribution. U.S. Cellular believes growth in its revenues will be primarily from capturing wireless users switching from other wireless carriers, selling additional products to its existing customers and increasing the number of multi-device users among its existing customers, rather than by adding users that are new to wireless service. However, the level of growth in the customer base for 2009 will depend upon U.S. Cellular's ability to attract new customers and retain existing customers in a highly and increasingly competitive marketplace. The rate of growth in U.S. Cellular's total customer base has slowed over time, as U.S. Cellular's total customers increased 5% from 2006 to 2007 and 2% from 2007 to 2008. See "Overview—2009 Estimates" for U.S. Cellular's estimate of net retail customer additions for 2009.

Average monthly retail service revenue per customer increased 3% to $46.55 in 2008 from $45.25 in 2007, and increased 7% in 2007 from $42.35 in 2006. The increase in average monthly retail service revenue was driven primarily by growth in revenues from data products and services.

Monthly retail voice minutes of use per customer averaged 695 in 2008, 676 in 2007 and 590 in 2006. The increases in both years were driven primarily by U.S. Cellular's focus on designing sales incentive programs and customer billing rate plans to stimulate overall usage. The impact on retail service revenues of the increase in average monthly minutes of use was offset by a decrease in average revenue per minute of use. The decrease in average revenue per minute of use reflects the impact of increasing competition, which has led to the inclusion of an increasing number of minutes in package pricing plans and the inclusion of features such as unlimited inbound calling, which U.S. Cellular had made a differentiating factor in its current calling plans, as well as unlimited night and weekend minutes and unlimited mobile-to-mobile minutes in certain pricing plans. U.S. Cellular anticipates that its average revenue per minute of use may continue to decline in the future, reflecting increased competition and continued penetration of the consumer market.

Revenues from data products and services grew significantly year-over-year totaling $511.7 million in 2008, $367.9 million in 2007 and $217.4 million in 2006 and represented 13% of total service revenues in 2008 compared to 10% and 7% of total service revenues in 2007 and 2006, respectively. Such growth, which positively impacted average monthly retail service revenue per customer, reflected customers' continued and increasing acceptance and usage of U.S. Cellular's text messaging and picture messaging services, easyedgeSM service and applications, and Smartphone handsets and services.

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Inbound roaming revenues

In both years, the increase in Inbound roaming revenues was related primarily to higher usage for both voice and data products and services, partially offset by a decline in rates per minute or kilobyte of use with key roaming partners. The increase in inbound usage was driven primarily by the overall growth in the number of customers and higher usage per customer throughout the wireless industry, including usage related to both voice and data products and services, which led to an increase in inbound traffic from other wireless carriers.

A significant portion of Inbound roaming revenues is derived from Verizon Wireless ("Verizon") and Alltel Corporation ("Alltel"). In January 2009, Verizon acquired Alltel. As a result of this transaction, the network footprints of Verizon and Alltel were combined. This is expected to result in a significant decrease in inbound roaming revenues for U.S. Cellular, because the combined Verizon and Alltel entity is expected to significantly reduce its use of U.S. Cellular's network in certain coverage areas that are currently used by Verizon and Alltel as separate entities. U.S. Cellular anticipates that such a decline would more than offset the positive impact of the trends of increasing minutes of use and increasing data usage described in the preceding paragraph. Additional changes in the network footprints of other carriers also could have an adverse effect on U.S. Cellular's inbound roaming revenues. For example, consolidation among other carriers which have network footprints that currently overlap U.S. Cellular's network could further decrease the amount of inbound roaming revenues for U.S. Cellular. U.S. Cellular also anticipates that its roaming revenue per minute or kilobyte of use could decline over time due to the renegotiation of existing contracts as a result of the aforementioned further industry consolidation. The foregoing could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

Other revenues

The increases in Other revenues in 2008 and 2007 were due primarily to increases in amounts that were received from the USF for states in which U.S. Cellular has been designated as an ETC. In 2008, 2007 and 2006, U.S. Cellular was eligible to receive ETC funds in sixteen, nine and seven states, respectively. ETC revenues recorded in 2008, 2007 and 2006 were $127.5 million, $98.0 million and $67.9 million, respectively. As described in U.S. Cellular's Form 10-K, Item 1. Business Description, under the heading of "Regulation, Pending Proceedings—Universal Service," ETC revenues may decline significantly in future periods.

Equipment sales revenues

Equipment sales revenues include revenues from sales of handsets and related accessories to both new and existing customers, as well as revenues from sales of handsets and accessories to agents. All equipment sales revenues are recorded net of anticipated rebates.

U.S. Cellular strives to offer a competitive line of quality handsets to both new and existing customers. U.S. Cellular's customer retention efforts include offering new handsets at discounted prices to existing customers as the expiration date of the customer's service contract approaches. U.S. Cellular also continues to sell handsets to agents; this practice enables U.S. Cellular to provide better control over the quality of handsets sold to its customers, establish roaming preferences and earn quantity discounts from handset manufacturers which are passed along to agents. U.S. Cellular anticipates that it will continue to sell handsets to agents in the future.

The increase in 2008 Equipment sales revenues was driven by an increase of 10% in average revenue per handset sold, primarily reflecting the sale of more expensive handsets with expanded capabilities. Average revenue per handset sold was flat in 2007 compared to 2006. The increase in 2007 Equipment sales revenues was due primarily to an increase of 3% in the number of handsets sold.

Operating Expenses

System operations expenses (excluding Depreciation, amortization, and accretion)

System operations expenses (excluding Depreciation, amortization, and accretion) include charges from wireline telecommunications service providers for U.S. Cellular's customers' use of their facilities, costs

7

related to local interconnection to the wireline network, charges for maintenance of U.S. Cellular's network, long-distance charges, outbound roaming expenses and payments to third-party data product and platform developers. Key components of the overall increases in system operations expenses were as follows:

•
Expenses incurred when U.S. Cellular's customers used other carriers' networks while roaming increased $28.0 million, or 17%, in 2008 and $29.6 million, or 22%, in 2007. The increases were due to an increase in roaming minutes of use driven by customer migration to national and wide area plans.

•
Maintenance, utility and cell site expenses increased $24.6 million, or 9%, in 2008 and $27.5 million, or 11% in 2007, primarily driven by increases in the number of cell sites within U.S. Cellular's network and rent expense per cell site. The number of cell sites totaled 6,877 in 2008, 6,383 in 2007 and 5,925 in 2006, as U.S. Cellular continued to grow by expanding and enhancing coverage in its existing markets and also through acquisitions of existing wireless operations. The increase in 2008 also was due to an increase in software maintenance costs to support rapidly growing data needs.

•
The cost of network usage on U.S. Cellular's systems increased $14.4 million, or 5%, in 2008 and $20.3 million, or 8%, in 2007, as voice and data usage on U.S. Cellular's systems increased driven primarily by continued migration to voice plans with a larger number of packaged minutes, text messaging plans, and other data offerings. In addition, data network and developer costs increased due to the increase in data usage.

U.S. Cellular expects total system operations expenses to increase in the foreseeable future, driven by the following factors:

•
Increases in the number of cell sites and other network facilities within U.S. Cellular's systems as it continues to add capacity and enhance quality;

•
Continued expansion of EVDO services to additional markets; and

•
Increases in voice minutes of use and data usage, both on U.S. Cellular's network and by U.S. Cellular's customers on other carriers' networks when roaming.

These factors are expected to be partially offset by anticipated decreases in the per-minute cost of usage both on U.S. Cellular's network and on other carriers' networks.

Cost of equipment sold

Cost of equipment sold increased in 2008 and 2007 primarily from increases in the average cost per handset sold as a result of sales of more expensive handsets with expanded capabilities; such increases were 13% and 9% in 2008 and 2007, respectively. U.S. Cellular believes that the expanded capabilities will drive increases in data revenues.

U.S. Cellular expects loss on equipment, defined as equipment sales revenues less cost of equipment sold, to increase in the foreseeable future as wireless carriers continue to use handset availability and pricing as a means of competitive differentiation. New handsets with expanded capabilities, particularly Smartphones, generally have higher purchase costs for carriers which, due to competitive market conditions, generally cannot be recovered through proportionately higher selling prices to customers.

Selling, general and administrative expenses

Selling, general and administrative expenses include salaries, commissions and expenses of field sales and retail personnel and facilities; telesales department salaries and expenses; agent commissions and related expenses; corporate marketing and merchandise management; advertising; and public relations expenses. Selling, general and administrative expenses also include bad debts expense, the costs of operating U.S. Cellular's customer care centers and the majority of U.S. Cellular's corporate expenses.

The increases in Selling, general and administrative expenses in 2008 and 2007 were due primarily to higher expenses associated with acquiring, serving and retaining customers, driven in part by an

8

increase in U.S. Cellular's customer base in both years and increased regulatory charges and taxes. Key components of the increases in Selling, general and administrative expenses were as follows:

2008—

•
General and administrative expenses increased $63.3 million, or 8%, due to increases in expenses related to the operations of U.S. Cellular's regional support offices; increases related to bad debts expense (reflecting both higher revenues and higher bad debt as a percent of revenues); and increases in USF contributions and other regulatory fees and taxes (most of the expenses related to USF contributions are offset by increases in retail service revenues for amounts passed through to customers). Partially offsetting these expenses were decreases in consulting and outsourcing expenses and billing expenses.

•
Advertising expenses increased $47.3 million, or 21%, primarily due to an increase in media purchases, including expenditures related to the launch in June 2008 of a new branding campaign, Believe in Something Better™.

•
Other selling and marketing expenses increased $31.9 million, or 6%, reflecting more retail sales associates, higher retail facilities expenses and higher commissions due to a greater number of retail sales and renewal transactions.

2007—

•
General and administrative expenses increased $82.1 million, or 11%, as a result of increases in expenses related to USF contributions and other regulatory fees and taxes as a result of an increase in the contribution rate and an increase in service revenues; and consulting and outsourcing costs as U.S. Cellular increased its use of third parties to perform certain functions and participate in certain projects.

•
Other selling and marketing expenses increased $56.5 million, or 12%, reflecting an increase in expenses related to compensation of agents and sales employees to support growth in customers and revenues in recently acquired and existing markets.

•
Advertising expenses increased $20.4 million, or 10%, due primarily to an increase in media purchases.

Loss on impairment of intangible assets

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"), U.S. Cellular performed the required annual impairment tests of its licenses and goodwill in the second quarter of 2008, 2007 and 2006. As a result of these annual impairment tests, U.S. Cellular recognized an impairment of licenses of $2.1 million in the second quarter of 2007. No other impairments to licenses or goodwill were recorded as a result of these annual impairment assessments.

U.S. Cellular recognized losses on impairment of intangible assets of $386.7 million and $24.9 million in 2008 and 2007, respectively. These impairment losses were related primarily to licenses. The loss in 2008 is attributable to further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, which has led to the use of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry. Loss on impairment of intangible assets, net of the related income tax and minority interest, reduced U.S. Cellular's net income and diluted earnings per share by $236.3 million and $2.69, respectively in 2008.

See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for more details on the 2008 impairment of licenses.

In 2007, an impairment loss of $20.8 million was recognized in conjunction with the exchange of personal communication service license spectrum with Sprint Nextel.

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Loss on asset disposals, net

These amounts represent charges related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, Loss on asset disposals, net included a charge of $14.6 million in 2007 to reflect the results of the physical inventory and related valuation and reconciliation.

Components of Other Income (Expense)

Year Ended December 31,	2008	Increase/ (Decrease)	Percentage Change	2007	Increase/ (Decrease)	Percentage Change	2006
(Dollars in thousands, expect per share amounts)
Operating income	$27,710	$(368,489)	(93.0)%	$396,199	$106,303	36.7%	$289,896
Equity in earnings of unconsolidated entities	91,981	1,948	2.2%	90,033	(3,086)	(3.3)%	93,119
Interest and dividend income	5,730	(7,329)	(56.1)%	13,059	(3,478)	(21.0)%	16,537
Fair value adjustment of derivative instruments	—	5,388	N/M	(5,388)	57,634	91.5%	(63,022)
Gain on disposition of investments	16,628	(121,359)	(87.9)%	137,987	67,560	95.9%	70,427
Interest expense	(77,190)	7,489	8.8%	(84,679)	8,995	9.6%	(93,674)
Other, net	1,269	1,979	N/M	(710)	(565)	N/M	(145)

Total investment and other income	38,418	(111,884)	(74.4)%	150,302	127,060	N/M	23,242

Income before income taxes and minority interest	66,128	(480,373)	(87.9)%	546,501	233,363	74.5%	313,138
Income tax expense	8,055	208,656	96.3%	216,711	96,107	79.7%	120,604

Income before minority interest	58,073	(271,717)	(82.4)%	329,790	137,256	71.3%	192,534
Minority share of income, net of tax	(25,083)	(10,027)	(66.6)%	(15,056)	(2,012)	(15.4)%	(13,044)

Net income	$32,990	$(281,744)	(89.5)%	$314,734	$135,244	75.3%	$179,490

Basic earnings per share	$0.38	$(3.21)	(89.4)%	$3.59	$1.54	75.1%	$2.05
Diluted earnings per share	$0.38	$(3.18)	(89.3)%	$3.56	$1.52	74.5%	$2.04

N/M—Percentage change not meaningful

Equity in earnings of unconsolidated entities

Equity in earnings of unconsolidated entities represents U.S. Cellular's share of net income from the markets in which it has an interest and follows the equity method of accounting. U.S. Cellular follows the equity method of accounting for unconsolidated entities over which it has the ability to exercise significant influence, generally entities in which its ownership interest is less than or equal to 50% but equals or exceeds 20% for corporations and 3% for partnerships and limited liability companies.

U.S. Cellular's investment in the Los Angeles SMSA Limited Partnership ("LA Partnership") contributed $66.1 million, $71.2 million and $62.3 million to Equity in earnings of unconsolidated entities in 2008, 2007 and 2006, respectively. U.S. Cellular also received cash distributions from the LA Partnership of $66.0 million, $66.0 million, and $60.5 million in 2008, 2007 and 2006, respectively.

Equity in earnings of unconsolidated entities increased in 2008 primarily due to a net increase in income from U.S. Cellular's investments excluding the LA Partnership, mostly offset by a $5.1 million decrease in income from the LA Partnership. The decrease in 2007 was due primarily to the sale of Midwest Wireless

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Communications, LLC ("Midwest Wireless") in 2006, partially offset by an $8.9 million increase in income from U.S. Cellular's investment in the LA Partnership in 2007.

Interest and dividend income

Interest income reflects interest earned on cash balances. Interest income decreased by $7.3 million in 2008 and increased by $6.6 million in 2007. The decrease in 2008 was due primarily to a decline in short-term interest rates and a change in the composition of U.S. Cellular's cash investments. U.S. Cellular invested substantially all of its cash balances in prime money market funds from January 2006 through August 2007 and in money market funds that invested exclusively in short-term U.S. Treasury securities thereafter. The increase in 2007 was due to higher interest earned on U.S. Cellular's cash balances.

Dividend income remained flat in 2008. Dividend income decreased $10.1 million in 2007 primarily due to the disposition of Vodafone ADRs in connection with the maturing of the related variable prepaid forward contracts in May 2007.

Fair value adjustment of derivative instruments

Fair value adjustment of derivative instruments in 2007 and 2006 reflected the change in the fair value of the bifurcated embedded collars within the variable prepaid forward contracts related to the Vodafone Group ADRs. U.S. Cellular settled the forward contracts related to the Vodafone ADRs and sold the remaining ADRs in May 2007.

Gain on disposition of investments

Gain on disposition of investments in 2008 consisted primarily of the gain on exchange of Rural Cellular Corporation ("RCC") shares of $16.4 million in conjunction with Verizon's acquisition of RCC. Gain on disposition of investments in 2007 was attributable primarily to the settlement of variable prepaid forward contracts related to Vodafone ADRs and the disposition of the remaining Vodafone ADRs of $131.7 million. In 2006, U.S. Cellular recorded a gain of $70.4 million related to the sale of Midwest Wireless. See Note 2—Investment Gains and Losses in the Notes to Consolidated Financial Statements for additional information regarding these transactions.

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Interest expense

Interest expense is summarized by related debt instrument in the following table:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
6.7% senior notes	$37,085	$37,084	$37,080
7.5% senior notes	25,113	25,113	25,113
8.75% senior notes	11,383	11,380	11,383
Forward contracts(1)	—	3,514	9,067
Revolving credit facility	3,061	4,967	8,337
Other	548	2,621	2,694

Total interest expense	$77,190	$84,679	$93,674

  (1)
  In May 2002, U.S. Cellular entered into the forward contracts relating to its investment in Vodafone ADRs. Taken together, the forward contracts allowed U.S. Cellular to borrow an aggregate of $159.9 million against the Vodafone ADRs. The forward contracts bore interest, payable quarterly, at the London InterBank Offered Rate ("LIBOR") plus 50 basis points.

The decreases in Interest expense in 2008 and 2007 were due primarily to lower average revolving credit facility balances and U.S. Cellular settling its variable prepaid forward contracts in May 2007.

Income tax expense

The effective tax rate on Income before income taxes and minority interest ("pre-tax income") was 12.2%, 39.7% and 38.5% for 2008, 2007, and 2006, respectively.

The 2008 income tax expense includes a tax benefit of $149.6 million related to the $386.7 million loss on impairment of intangible assets. As a result of this impairment loss, the dollar amount of U.S. Cellular's pre-tax income and income taxes calculated at the statutory rate was substantially reduced, which magnifies the dollar amount of other tax items in percentage terms. The 2008 state income tax amount includes a $15.1 million benefit from the loss on impairment of intangible assets, a $7.6 million benefit from a change in filing positions in certain states and a $2.5 million benefit from the resolution of a prior period tax issue. Compared to 2007, the state tax rate also benefitted due to an increase of $3.3 million in deferred tax valuation allowances in 2007 resulting from the restructuring of certain legal entities for tax purposes that did not occur in 2008. Compared to 2007, the overall tax rate also benefitted due to a $4.6 million one-time write-off in 2007 of deferred tax assets for certain partnerships (which is reflected in minority share of income not included in the consolidated tax return), and the resolution of other prior period tax issues.

The 2007 tax rate was higher than the 2006 tax rate due to the increase in deferred tax valuation allowances and the one-time write-off of deferred tax assets noted above.

INFLATION

Management believes that inflation affects U.S. Cellular's business to no greater or lesser extent than the general economy.

RECENT ACCOUNTING PRONOUNCEMENTS

In general, recent accounting pronouncements did not have and are not expected to have a significant effect on U.S. Cellular's financial condition and results of operations, except that certain recent accounting pronouncements will have a significant effect on how U.S. Cellular will account for future acquisitions and how U.S. Cellular will present and disclose minority interests (to be redesignated as non-controlling interests) in 2009 and subsequent years.

See Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for information on recent accounting pronouncements.

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FINANCIAL RESOURCES

U.S. Cellular operates a capital- and marketing-intensive business. In recent years, U.S. Cellular has generated cash from its operating activities, received cash proceeds from divestitures, used short-term credit facilities and used long-term debt financing to fund its acquisitions including licenses, construction costs and operating expenses. Cash flows may fluctuate from quarter to quarter and year to year due to seasonality, the timing of acquisitions, capital expenditures and other factors. The table below and the following discussion in this Financial Resources section summarize U.S. Cellular's cash flow activities in 2008, 2007 and 2006.

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Cash flows from (used in)
Operating activities	$922,777	$863,078	$701,068
Investing activities	(904,027)	(579,481)	(596,189)
Financing activities	(52,287)	(111,976)	(100,970)

Net increase (decrease) in cash and cash equivalents	$(33,537)	$171,621	$3,909

Cash Flows from Operating Activities

(Dollars in millions)	2008	2007	2006
Operating income other than non-cash items	$1,103.0	$1,114.9	$947.1
Non-cash items
Depreciation, amortization and accretion	(576.9)	(578.2)	(555.6)
Bad debt expense	(73.2)	(66.9)	(62.0)
Stock-based compensation expense	(15.1)	(14.7)	(20.0)
Loss on impairment of intangible assets	(386.7)	(24.9)	—
Loss on asset disposals, net	(23.4)	(34.0)	(19.6)

Operating income	$27.7	$396.2	$289.9

U.S. Cellular management believes the foregoing information provides useful information to investors regarding U.S. Cellular's financial condition and results of operations because it breaks out and shows the components and impact of cash and non-cash items on cash flows from operating activities.

Cash flows from operating activities in 2008 were $922.8 million, up $59.7 million from 2007. Key changes included the following:

•
Income taxes paid decreased $96.1 million in 2008 compared to 2007. Income tax payments in 2008 and 2007 were $116.5 million and $212.6 million, respectively. The 2007 income tax payments were higher than the 2008 payments primarily due to increased estimated tax payments that resulted from the gain on the disposition of Vodafone ADRs and the settlement of the related forward contracts.

•
Changes in assets and liabilities from operations other than accrued taxes increased the net cash outflow by $33.0 million. Such assets and liabilities required cash of $76.8 million in 2008 and $43.8 million in 2007. The change in accounts receivable required $68.0 million and $98.6 million in 2008 and 2007, respectively. This difference was primarily attributable to a $12.5 million receivable from an affiliate that was accrued in 2007 and then paid in 2008. In addition, the change in inventory required $15.6 million in 2008 and provided $16.3 million in 2007. The increase in inventory during 2008 was attributable to more handsets on hand at December 31, 2008 relative to December 31, 2007, partially as a result of additional retail stores that commenced operations during 2008.

Cash flows from operating activities in 2007 were $863.1 million, up $162.0 million from 2006. Key changes included the following:

•
Operating income adjusted for non-cash items, as shown in the table above, increased by $167.8 million, from $947.1 million in 2006 to $1,114.9 million in 2007.

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•
Cash distributions from unconsolidated entities increased by $9.0 million.

•
Changes in assets and liabilities from operations other than accrued taxes increased the net cash inflow by $51.0 million. Such assets and liabilities required cash of $43.8 million in 2007 and $94.8 million in 2006. The majority of this net change was attributable to a decrease in the inventory balance, reflecting a lower number of handsets on hand.

•
Income taxes paid reduced the net cash inflow by $64.9 million in 2007 compared to 2006. Such taxes were $212.6 million and $147.7 million in 2007 and 2006, respectively. The 2007 income taxes were higher primarily due to the 2007 gain on the disposition of Vodafone ADRs and the settlement of the related forward contracts, and higher 2007 operating income relative to 2006.

Cash Flows from Investing Activities

U.S. Cellular makes substantial investments each year to construct and upgrade modern high quality wireless communications networks and facilities as a basis for creating long term value for shareholders. In recent years, rapid changes in technology and new opportunities have required substantial investments in revenue-enhancing and cost-reducing upgrades of U.S. Cellular's networks. Cash flows used for investing activities also represent cash required for the acquisition of wireless properties or licenses. Proceeds from exchanges and divestiture transactions have provided funds in recent years which have partially offset the cash requirements for investing activities; however, such sources cannot be relied upon to provide continuing or regular sources of financing.

The primary purpose of U.S. Cellular's construction and expansion expenditures is to provide for customer and usage growth, to upgrade service and to take advantage of service-enhancing and cost-reducing technological developments in order to maintain competitive services.

Cash used for property, plant and equipment and system development expenditures totaled $585.6 million in 2008, $565.5 million in 2007 and $579.8 million in 2006. These expenditures were financed primarily with internally generated cash and borrowings under U.S. Cellular's revolving credit facility. These expenditures were made to construct cell sites, increase capacity in existing cell sites and switches, upgrade technology including the overlay of EVDO technology in certain markets, develop new and enhance existing office systems, and construct new and remodel existing retail stores.

Cash required for acquisitions totaled $341.7 million in 2008, $21.5 million in 2007 and $145.7 million in 2006. U.S. Cellular's acquisitions included primarily the purchase of interests in wireless markets and wireless spectrum. The cash impact of 2008 acquisitions is summarized below.

2008 Acquisitions	Cash Payment(1)
(Dollars in millions)
Auction 73 Licenses(2)	$300.5
Missouri Licenses	19.6
North Carolina RSA 1 Partnership	6.9
Maine Licenses	5.0
Other	9.7

Total	$341.7

    (1)
    Cash amounts paid for the acquisitions differ from the purchase price due to transaction related expenses incurred, but not yet paid, as of December 31, 2008.

    (2)
    King Street Wireless L.P., an entity in which a subsidiary of U.S. Cellular is a limited partner with a 90% partnership interest, made these payments. U.S. Cellular loaned these funds to the partnership and the general partner and made direct capital investments to fund the auction payment.

Significant acquisitions in 2007 and 2006 included U.S. Cellular's 2007 purchase of 100% of the membership interests of Iowa 15 Wireless, LLC for approximately $18.3 million in cash and U.S. Cellular's $127.1 million cash payment in 2006 for 17 licenses awarded in the 2006 FCC Auction 66.

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Divestitures provided $6.8 million, $4.3 million and $101.6 million in 2008, 2007 and 2006, respectively. U.S. Cellular received $95.1 million of cash related to the sale of its interest in Midwest Wireless during 2006. See Note 6—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details of these transactions.

In 2008, U.S. Cellular realized cash proceeds of $16.7 million from the disposition of Rural Cellular Corporation ("RCC") Common Shares in conjunction with Verizon Wireless' acquisition of RCC. In 2007, U.S. Cellular realized cash proceeds of $4.3 million related to the disposition of Vodafone ADRs. See Note 2—Investment Gains and Losses in the Notes to Consolidated Financial Statements for details of these transactions.

At an extraordinary general meeting held on July 25, 2006, shareholders of Vodafone approved a special distribution of £0.15 per share (£1.50 per ADR) and a share consolidation under which every eight ADRs of Vodafone were consolidated into seven ADRs. As a result of the special distribution, which was paid on August 18, 2006, U.S. Cellular received approximately $28.6 million in cash. These proceeds, representing a return of capital for financial statement purposes, were recorded as a reduction in the accounting cost basis of marketable equity securities in 2006.

Cash Flows from Financing Activities

Cash flows from financing activities primarily reflect changes in short-term debt balances, cash used to repurchase Common Shares and cash proceeds from re-issuance of Common Shares pursuant to stock-based compensation plans. U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase Common Shares. Internally generated funds as well as proceeds from forward contracts and the sale of non-strategic wireless and other investments, from time to time, have been used to reduce short-term debt.

Cash received from short-term borrowings under U.S. Cellular's revolving credit facility provided $100.0 million in 2008, $25.0 million in 2007 and $415.0 million in 2006, while repayments required $100.0 million in 2008, $60.0 million in 2007 and $515.0 million in 2006.

The re-issuance of treasury shares in connection with employee benefits plans, net of tax payments made by U.S. Cellular on behalf of stock award holders, required $2.3 million in 2008, provided $10.1 million in 2007 and $15.9 million in 2006. In certain situations, U.S. Cellular withholds shares that are issuable upon the exercise of stock options or the vesting of restricted shares to cover, and with a value equivalent to, the exercise price and/or the amount of taxes required to be withheld from the stock award holder at the time of the exercise or vesting. U.S. Cellular then pays the amount of the required tax withholdings to the taxing authorities in cash.

In 2008, U.S. Cellular repurchased 600,000 Common Shares at an aggregate cost of $32.9 million. U.S. Cellular also received $4.6 million in 2008 from an investment banking firm for the final settlement of the Accelerated Share Repurchases ("ASR") made in the second half of 2007. In 2007, U.S. Cellular purchased 1,006,000 Common Shares for $87.9 million from an investment banking firm in connection with three ASR programs. As discussed above, in 2008, U.S. Cellular received $4.6 million from the investment banking firm in final settlement of the ASR programs; thus, the net cost of Common Shares purchased pursuant to such programs was $83.3 million. U.S. Cellular did not repurchase any shares in 2006. See Note 17—Common Shareholders' Equity in the Notes to Consolidated Financial Statements for details of these transactions.

LIQUIDITY AND CAPITAL RESOURCES

Recent events in the financial services sector and correlating impacts to other sectors of the economy have resulted in concerns regarding investment security values, the availability of and concentration of credit, insurance coverage and a variety of other areas. Although U.S. Cellular's cash balance, conservative strategies for investing cash on hand and funds available under its revolving credit agreement have limited its exposure to these events to date, U.S. Cellular continues to monitor economic conditions and developments and will make adjustments to its cash investments, borrowing arrangements and insurance coverage as necessary and feasible.

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Consumer spending also significantly impacts U.S. Cellular's operations and performance. Recent economic conditions could cause consumer spending to deteriorate significantly. Factors that influence levels of consumer spending include: unemployment rates, increases in fuel and other energy costs, conditions in residential real estate and mortgage markets, labor and health care costs, access to credit, consumer confidence and other macroeconomic factors. Changes in these and other economic factors could have a material adverse effect on demand for U.S. Cellular's products and services and on U.S. Cellular's financial condition and results of operations.

U.S. Cellular believes that existing cash balances and cash flows from operating activities provide financial flexibility for U.S. Cellular to meet its normal financing needs (including working capital, construction and development expenditures, acquisitions, and share repurchases under its approved program) for the foreseeable future. As discussed further below, U.S. Cellular also has funds available under a revolving credit facility which will provide additional flexibility through the date of its expiration in December 2009. In addition, U.S. Cellular may have access to public and private capital markets to help meet its financing needs.

U.S. Cellular cannot provide assurances that circumstances that could have a material adverse affect on its liquidity or capital resources will not occur. Economic conditions, changes in financial markets, deterioration in the capital markets or other factors could restrict U.S. Cellular's liquidity and availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development, acquisition or share repurchase programs. Such reductions could have a material adverse effect on U.S. Cellular's business, financial condition or results of operations.

Cash and Cash Equivalents

At December 31, 2008, U.S. Cellular had $171.0 million in cash and cash equivalents, which include cash and short-term, highly liquid investments with original maturities of three months or less. The primary objective of U.S. Cellular's cash and cash equivalents investment activities is to preserve principal. At December 31, 2008, U.S. Cellular invested substantially all of its cash balances in money market funds that invested exclusively in short-term U.S. Treasury securities or repurchase agreements backed by U.S. Treasury securities. U.S. Cellular monitors the financial viability of the money market funds in which it invests and believes that the credit risk associated with these investments is low.

Revolving Credit Facility

U.S. Cellular has a $700.0 million revolving credit facility available for general corporate purposes. This revolving credit facility is comprised of commitments from fourteen lending institutions, with individual commitments ranging from 1% to 16% of the total commitment. At December 31, 2008, there were no outstanding borrowings and $0.3 million of outstanding letters of credit, leaving $699.7 million available for use. Borrowings under the revolving credit facility bear interest at the London InterBank Offered Rate ("LIBOR") plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2008, the one-month LIBOR was 0.44% and the contractual spread was 60 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 3.25% at December 31, 2008). This credit facility expires in December 2009.

U.S. Cellular's interest cost on its revolving credit facility is subject to increase if its current credit rating from Standard & Poor's Rating Services ("Standard & Poor's") and/or Moody's Investors Service ("Moody's") were lowered and is subject to decrease if the rating were raised. The credit facility would not cease to be available or accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew existing, or obtain access to new, credit facilities in the future. U.S. Cellular's credit ratings as of December 31, 2008 and the dates that such ratings were issued were as follows:

Moody's (issued August 15, 2008)	Baa2	—stable outlook
Standard & Poor's (issued March 13, 2008)	BBB-	—with positive outlook
Fitch Ratings (issued August 16, 2007)	BBB+	—stable outlook

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In 2008, Moody's changed its outlook on U.S. Cellular's credit rating to stable from under review for possible upgrade and Standard & Poor's upgraded its credit rating on U.S. Cellular to BBB- with positive outlook from BB+ with developing outlook.

The maturity date of any borrowings under U.S. Cellular's revolving credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries. U.S. Cellular believes it was in compliance as of December 31, 2008 with all covenants and other requirements set forth in its revolving credit facility. There were no intercompany loans at December 31, 2008 or 2007.

U.S. Cellular plans to renew its revolving credit facility and is maintaining an active dialogue with its existing lenders in advance of the December 2009 expiration date of the current facility. Due to current unfavorable credit market conditions, U.S. Cellular believes that it is unlikely to be able to obtain similar terms as exist in the current facility. In particular, U.S. Cellular believes that the amount of the facility could be significantly reduced, the terms of the facility could be shortened, and the pricing on the facility could be increased. If U.S. Cellular is unable to renew its revolving credit facility or to obtain a new revolving credit facility from alternative sources on acceptable terms or at current funding levels for any reason, including reduced availability of credit or the consolidation of lending institutions as a result of recent market events, U.S. Cellular's future liquidity, capital resources, business, financial condition and/or results of operations could be adversely affected.

Long-Term Financing

U.S. Cellular's long-term debt indenture does not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future. U.S. Cellular believes it was in compliance as of December 31, 2008 with all covenants and other requirements set forth in its long-term debt indenture. U.S. Cellular has not failed to make nor does it expect to fail to make any scheduled payment of principal or interest under such indenture.

U.S. Cellular filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission ("SEC") on May 9, 2008. Because U.S. Cellular is a "well-known seasoned issuer" as defined in Rule 405 under the Securities Act of 1933, as amended, such registration statement became automatically effective upon filing with the SEC and registered an indeterminate amount of debt securities. Under such automatic shelf registration statement, U.S. Cellular is permitted, at any time and from time to time, to sell senior debt securities in one or more offerings in an indeterminate amount. U.S. Cellular does not have any set time frame for issuing any specific amount of debt securities under such registration statement at the present time. U.S. Cellular's ability to complete an offering pursuant to such shelf registration statement will be dependent on market conditions and other factors at the time. If U.S. Cellular does not qualify as a "well-known seasoned issuer" at the time of filing of any of its Forms 10-K in the future, U.S. Cellular will thereafter cease to be able to use this automatic shelf registration statement until it again qualifies, or will be required to convert this automatic shelf registration statement into another registration statement that U.S. Cellular will then be qualified to use.

The long-term debt principal payments due for the next five years comprise approximately 1% of the total long-term debt obligation at December 31, 2008. Refer to the section Market Risk—Long-Term Debt, for additional information regarding required principal payments and the weighted average interest rates related to U.S. Cellular's long-term debt.

U.S. Cellular may from time to time seek to retire or purchase its outstanding debt through cash purchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise. Such repurchases or exchanges, if any, will

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depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Marketable Equity Securities

U.S. Cellular had no investments in marketable equity securities at December 31, 2008. See Note 9—Marketable Equity Securities in the Notes to Consolidated Financial Statements for a description of marketable equity securities transactions during 2008 and 2007.

Capital Expenditures

U.S. Cellular's capital expenditures for 2009 are expected to be approximately $575 million. These expenditures are expected to be for the following general purposes:

•
Expand and enhance U.S. Cellular's coverage in its service areas;

•
Provide additional capacity to accommodate increased network usage by current customers;

•
Overlay EVDO technology in certain markets;

•
Enhance U.S. Cellular's retail store network; and

•
Develop office systems.

U.S. Cellular plans to finance its capital expenditures program for 2009 using cash on hand, cash flows from operating activities and short-term debt.

Suppliers

U.S. Cellular depends upon certain key suppliers to provide it with handsets, equipment, services or content to continue its network build and upgrade and to operate its business. U.S. Cellular does not have operational or financial control over any of such key suppliers and has limited influence with respect to the manner in which these key suppliers conduct their businesses. If these key suppliers experience financial difficulties and are unable to provide equipment, services or content to U.S. Cellular on a timely basis or cease to provide such equipment, services or content or if such key suppliers otherwise fail to honor their obligations to U.S. Cellular, U.S. Cellular may be unable to maintain and upgrade its network or provide services to its customers in a competitive manner, or could suffer other disruptions to its business. In that event, U.S. Cellular's business, financial condition or results of operations could be adversely affected. U.S. Cellular monitors the financial condition of its key suppliers through its risk management process.

On January 14, 2009, Nortel Networks Corporation ("Nortel"), a key supplier of network equipment, business communications systems, and technical support for U.S. Cellular, announced that it, Nortel Networks Limited and certain of its other Canadian subsidiaries, will seek creditor protection under the Companies' Creditors Arrangement Act in Canada. Additionally, certain of Nortel's U.S. subsidiaries, including Nortel Networks Inc. and Nortel Networks Capital Corporation, have filed voluntary petitions in the United States under Chapter 11 ("reorganization") of the U.S. Bankruptcy Code, and certain of Nortel's other subsidiaries made similar filings in other jurisdictions. In the event Nortel does not succeed in reorganization, U.S. Cellular believes that it will be able to procure similar network equipment, business communications systems, and technical support from other suppliers and, therefore, U.S. Cellular does not believe that Nortel's reorganization will have a significant impact on its day-to-day operations. However, if Nortel does not succeed in its reorganization, the following could adversely impact U.S. Cellular's future results of operations and cash flows:

•
Reduced competition among telecommunications equipment suppliers could increase the future costs to acquire such equipment;

•
Replacement and upgrades of Nortel equipment with equipment from other vendors could be more costly; and

•
Maintenance of Nortel equipment could be more costly.

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Acquisitions, Exchanges and Divestitures

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional wireless operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those wireless interests that are not strategic to its long-term success. U.S. Cellular from time to time may be engaged in negotiations relating to the acquisition, divestiture or exchange of companies, strategic properties or wireless spectrum. In general, U.S. Cellular may not disclose such transactions until there is a definitive agreement.

See Note 6—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements for details on transactions in 2008, 2007 and 2006.

Variable Interest Entities

U.S. Cellular consolidates certain variable interest entities pursuant to FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities. See Note 4—Variable Interest Entities in the Notes to Consolidated Financial Statements for the details of these variable interest entities. U.S. Cellular may elect to make additional capital contributions and/or advances to these variable interest entities in future periods in order to fund their operations.

Common Share Repurchase Program

U.S. Cellular has repurchased and expects to continue to repurchase its Common Shares subject to the repurchase program. For details of this program and repurchases made during 2008 and 2007, see Note 17—Common Shareholders' Equity in the Notes to Consolidated Financial Statements.

Contractual and Other Obligations

At December 31, 2008, the resources required for contractual obligations were as follows:

		Payments due by Period
(Dollars in millions)	Total	Less than 1 Year	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt obligations(1)	$1,014.0	$10.0	$—	$—	$1,004.0
Interest payments on long-term debt obligations	1,814.0	73.2	145.1	145.2	1,450.5
Operating leases(2)	988.3	128.6	210.0	130.3	519.4
Capital leases	8.6	0.6	1.0	1.0	6.0
Purchase obligations(3)	637.4	369.6	164.0	59.7	44.1

	$4,462.3	$582.0	$520.1	$336.2	$3,024.0

(1)
Includes current and long-term portions of debt obligations. The total long-term debt obligation differs from Long-term debt on the Consolidated Balance Sheet due to the $11.3 million unamortized discount related to U.S. Cellular's 6.7% senior notes. See Note 14—Long-Term Debt in the Notes to Consolidated Financial Statements.

(2)
Includes future lease costs related to office space, retail sites, cell sites and equipment.

(3)
Includes obligations payable under non-cancellable contracts, commitments for network facilities and transport services, agreements for software licensing and long-term marketing programs.

The table above does not include any liabilities related to unrecognized tax benefits under FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48") since U.S. Cellular is unable to reasonably predict the ultimate amount or timing of settlement of such FIN 48 liabilities. Such unrecognized tax benefits were $27.8 million at December 31, 2008. See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for additional information on unrecognized tax benefits.

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Off-Balance Sheet Arrangements

U.S. Cellular has no transactions, agreements or other contractual arrangements with unconsolidated entities involving "off-balance sheet arrangements," as defined by SEC rules, that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Accounts Receivable and Allowance for Doubtful Accounts

U.S. Cellular's accounts receivable consist primarily of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems for roaming and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular's experience related to credit losses did not appear to have been affected to any significant degree by recent economic conditions and events as of December 31, 2008.

Insurance

U.S. Cellular has several commercial property and casualty insurance policies with a variety of subsidiary companies of American International Group, Inc. ("AIG"). These companies operate under the insurance regulations of various states, including New York, Pennsylvania and Delaware. U.S. Cellular has inquired into the ability of these AIG companies to meet their obligations in the event of a claim against these policies and has received assurance from AIG and U.S. Cellular's insurance brokers that the companies remain able to meet these obligations. State insurance regulators and the rating agencies have issued press releases indicating the same. U.S. Cellular did not have any significant property and casualty claims outstanding with these companies as of December 31, 2008. U.S. Cellular continues to monitor the financial condition of other insurance providers.

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

U.S. Cellular prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). U.S. Cellular's significant accounting policies are discussed in detail in Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from estimates under different assumptions or conditions.

Management believes the following critical accounting estimates reflect its most significant judgments and estimates used in the preparation of U.S. Cellular's consolidated financial statements. Management has discussed the development and selection of each of the following accounting policies and estimates and disclosures with the audit committee of U.S. Cellular's Board of Directors.

There were no material changes to U.S. Cellular's significant accounting policies or application of critical accounting policies during 2008, except the adoption of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). See Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

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Fair Value Measurements

Effective January 1, 2008, U.S. Cellular adopted the provisions of SFAS 157 for its financial assets and liabilities. SFAS 157 defines "fair value," establishes a framework for measuring fair value in the application of GAAP, and expands disclosure about fair value measurements.

U.S. Cellular applied the provisions of SFAS 157 in determining the fair value of the following financial assets and liabilities for disclosure purposes at December 31, 2008:

•
Cash and cash equivalents;

•
Current portion of long-term debt;

•
Long-term debt; and

•
Mandatorily redeemable minority interests.

The fair value amounts related to such financial assets and liabilities are disclosed in Note 15—Financial Instruments and Note 16—Commitments and Contingencies in the Notes to Consolidated Financial Statements.

Revenue Recognition

Service revenues are recognized as earned and equipment revenues are recognized when title passes to the agent or end-user customer. U.S. Cellular recognizes revenue for access charges and other services charged at fixed amounts ratably over the service period, net of credits and adjustments for service discounts, billing disputes and fraud or unauthorized usage. U.S. Cellular recognizes revenue related to usage in excess of minutes provided in its rate plans at contractual rates per minute as minutes are used; revenue related to long distance service is recognized in the same manner. Additionally, U.S. Cellular recognizes revenue related to data usage based on contractual rates per kilobyte as kilobytes are used; revenue based on per-use charges, such as for the use of premium services, is recognized as the charges are incurred. As a result of its multiple billing cycles each month, U.S. Cellular is required to estimate the amount of subscriber revenues earned but not billed, or billed but not earned, from the end of each billing cycle to the end of each reporting period. These estimates are based primarily upon historical billed minutes. U.S. Cellular's revenue recognition policies are in accordance with the SEC Staff Accounting Bulletin ("SAB") No. 104, Revenue Recognition and FASB Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables.

Licenses and Goodwill

As of December 31, 2008, U.S. Cellular reported $1,433.4 million of licenses and $494.3 million of goodwill, as a result of acquisitions of interests in wireless licenses and businesses. As discussed in Note 4—Variable Interest Entities in the Notes to Consolidated Financial Statements, licenses include those won or provisionally won by Carroll Wireless, Barat Wireless, King Street Wireless and Aquinas Wireless in FCC auctions. Licenses also include rights to the remaining licenses that will be received when the 2003 AT&T Wireless exchange transaction is fully completed.

See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for a schedule of licenses and goodwill activity in 2008 and 2007.

Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that any of such assets might be impaired. U.S. Cellular performs the required annual impairment review on licenses and goodwill during the second quarter of its fiscal year. There can be no assurance that upon review at a later date material impairment charges will not be required.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit as identified in accordance with SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142") to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the

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implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit represents the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

Quoted market prices in active markets are the best evidence of fair value of an asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate and other inputs. Different assumptions for these inputs or different valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2008, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas. U.S. Cellular tests licenses for impairment at the level of reporting referred to as a unit of accounting. For purposes of its annual impairment testing of licenses in the second quarter of 2008, U.S. Cellular combined its FCC licenses into nineteen units of accounting pursuant to FASB Emerging Issues Task Force ("EITF") Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets ("EITF 02-7") and SFAS 142. Of these, fourteen of such nineteen units of accounting represented geographic groupings of licenses which, because they were not being utilized and, therefore were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. Subsequent to the second quarter 2008 licenses impairment testing, previously unutilized licenses in one unit of accounting were deployed in one of the five units of accounting that represent developed operating markets. As a result, U.S. Cellular's impairment testing of licenses conducted in the fourth quarter of 2008 was applied to eighteen units of accounting, thirteen of which represent licenses that are not being utilized.

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to the current industry and economic markets. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the discount rate, estimated future cash flows, projected capital expenditures and terminal value multiples.

For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting that represent developed operating markets using an excess earnings methodology. This excess earnings methodology estimates the fair value of the units of accounting by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of licenses that are not being utilized, U.S. Cellular prepares estimates of fair value by reference to fair market values indicated by recent auctions and market transactions where available.

As stated above, U.S. Cellular performs the required annual impairment assessment of its licenses and goodwill in the second quarter of the year. As a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, U.S. Cellular performed another impairment assessment of licenses and goodwill as of December 31, 2008.

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For purposes of estimating the fair value of the licenses at December 31, 2008, U.S. Cellular applied the following methodologies and assumptions:

•
Licenses in developed operating markets (five units of accounting)—U.S. Cellular applied an excess earnings methodology to estimate fair value. Discounted cash flow projections were based on financial forecasts that applied a long-tem growth rate of 2.0% and a discount rate of 9.5%. If the discount rate increased by 1% to 10.5%, the total impairment would increase by $181.4 million and if the discount rate decreased by 1% to 8.5%, the total impairment would decrease by $233.7 million.

•
Licenses that are not being utilized (thirteen units of accounting)—U.S. Cellular has historically applied a market approach in valuing these licenses which involved estimating the fair values of these licenses by reference to recent auctions and market transactions. However, in the fourth quarter of 2008, there had not been any recent market transactions to provide a reasonable fair value estimate in light of the decline in the economic environment. As such, the fair value estimates of these licenses that were prepared in the second quarter of 2008 were assumed to have declined at the same rate as the fair value of the licenses in developed operating markets.

See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for the results of the annual and interim impairment tests.

Property, Plant and Equipment

U.S. Cellular provides for depreciation on its property, plant and equipment using the straight-line method over the estimated useful lives of the assets. U.S. Cellular depreciates its leasehold improvement assets associated with leased properties over periods ranging from one to thirty years, which approximates the shorter of the assets' economic lives or the specific lease terms. Annually, U.S. Cellular reviews its property, plant and equipment to assess whether the estimated useful lives are appropriate. The estimated useful lives of property, plant and equipment is a critical accounting estimate because changing the lives of assets can result in larger or smaller charges for depreciation expense. Factors used in determining useful lives include technology changes, regulatory requirements, obsolescence and type of use. U.S. Cellular did not materially change the useful lives of its property, plant and equipment in 2008, 2007 or 2006.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable.

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The tangible asset impairment test is a two-step process. The first step compares the carrying value of the assets with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the assets is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of tangible long-lived assets and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

There was no impairment of long-lived assets in 2008, 2007 or 2006.

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Asset Retirement Obligations

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land, retail store and office premises to their pre-existing condition. The asset retirement obligation is included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") and FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

The calculation of the asset retirement obligation includes the following estimates; the probability of the need for remediation, the date of and cost estimates for such remediation, the likelihood of lease renewals, and the salvage value of assets. Actual results may differ from these estimates and different assumptions would lead to larger or smaller obligations and related accretion and depreciation until such actual results are known.

See Note 12—Asset Retirement Obligations in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's asset retirement obligations.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income tax and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS.

The amounts of income tax assets and liabilities, the related income tax provision and the amount of unrecognized tax benefits are critical accounting estimates because such amounts are significant to U.S. Cellular's financial condition and results of operations.

The preparation of the consolidated financial statements requires U.S. Cellular to calculate its provision for income taxes. This process involves estimating the actual current income tax liability together with assessing temporary differences resulting from the different treatment of items for tax purposes, as well as estimating the impact of potential adjustments to filed tax returns. These temporary differences result in deferred tax assets and liabilities, which are included in U.S. Cellular's Consolidated Balance Sheet. U.S. Cellular must then assess the likelihood that deferred tax assets will be realized based on future taxable income and, to the extent management believes that realization is not likely, establish a valuation allowance. Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance that is established for deferred tax assets.

Effective January 1, 2007, U.S. Cellular adopted FIN 48. FIN 48 addressed the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, U.S. Cellular must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

24

See Note 3—Income Taxes in the Notes to Consolidated Financial Statements for details regarding U.S. Cellular's income tax provision, deferred income taxes and liabilities, valuation allowances and unrecognized tax benefits, including information regarding estimates that impact income taxes.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers. Recent economic events have caused the consumer credit market to tighten for certain consumers. This may cause U.S. Cellular's bad debt expense to increase in future periods. U.S. Cellular will continue to monitor its accounts receivable balances and related allowance for doubtful accounts on an ongoing basis to assess whether it has adequately provided for potentially uncollectible amounts.

See Note 1—Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements for additional information regarding U.S. Cellular's allowance for doubtful accounts.

Stock-based Compensation

As described in more detail in Note 18—Stock-based Compensation in the Notes to Consolidated Financial Statements, U.S. Cellular has established a long-term incentive plan, an employee stock purchase plan and a non-employee director compensation plan; in addition, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan. All of these plans are stock-based compensation plans. Prior to January 1, 2006, U.S. Cellular accounted for its stock-based compensation plans in accordance with Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations as allowed by SFAS No. 123, Accounting for Stock Based Compensation, ("SFAS 123"). Accordingly, prior to 2006, compensation cost for share-based payments was measured using the intrinsic value method as prescribed by APB 25. Under the intrinsic value method, compensation cost is measured as the amount by which the market value of the underlying equity instrument on the grant date exceeds the exercise price. Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method. Under the modified prospective transition method, compensation cost recognized during 2008, 2007 and 2006 includes: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, Accounting for Stock Based Compensation, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Upon adoption of SFAS 123(R), U.S. Cellular elected to value share-based payment transactions using a Black-Scholes valuation model. This model requires assumptions regarding a number of complex and subjective variables. The variables include U.S. Cellular's expected stock price volatility over the term of the awards, expected forfeitures, time of exercise, risk-free interest rate and expected dividends. Different assumptions could create different results.

U.S. Cellular used the assumptions shown in the table below in valuing stock options granted in 2008, 2007 and 2006:

	2008	2007	2006
Expected life	3.7 Years	3.1 Years	3.0 Years
Expected volatility	28.1% - 40.3%	22.5% - 25.7%	23.5% - 25.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2% - 3.5%	3.3% - 4.8%	4.5% - 4.7%
Estimated annual forfeiture rate	11.29%	9.60%	4.40%

25

Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that are expected to ultimately vest. The estimated forfeiture rates used by U.S. Cellular are based primarily on historical experience.

Total compensation cost for stock options granted by U.S. Cellular in 2008 was estimated to be $7.8 million; the amount charged to expense in 2008 was $4.7 million. A 10% change in any one of the 2008 assumptions related to expected life, expected volatility, or risk-free interest rate would affect the total compensation cost of $7.8 million by less than $1.0 million.

Contingencies Indemnities and Commitments

Contingent obligations not related to income taxes, including indemnities, litigation and other possible commitments are accounted for in accordance with SFAS No. 5, Accounting for Contingencies ("SFAS 5"), which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of contingencies could differ materially from amounts accrued in the financial statements.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

U.S. Cellular is billed for all services it receives from TDS pursuant to the terms of various agreements between U.S. Cellular and TDS. The majority of these billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established prior to U.S. Cellular's initial public offering, when TDS owned more than 90% of U.S. Cellular's outstanding capital stock, and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses to the total assets, employees, investment in property, plant and equipment and expenses of TDS. Management believes that the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in U.S. Cellular's consolidated financial statements. Billings from TDS to U.S. Cellular totaled $113.3 million, $121.8 million and $108.9 million for 2008, 2007 and 2006, respectively.

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.9 million in 2008, $6.6 million in 2007 and $6.9 million in 2006.

The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

26

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
SAFE HARBOR CAUTIONARY STATEMENT

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other sections of this Annual Report to Shareholders contain statements that are not based on historical facts, including the words "believes," "anticipates," "intends," "expects" and similar words. These statements constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be significantly different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the following risks:

•
Intense competition in the markets in which U.S. Cellular operates could adversely affect U.S. Cellular's revenues or increase its costs to compete.

•
A failure by U.S. Cellular's service offerings to meet customer expectations could limit U.S. Cellular's ability to attract and retain customers and could have an adverse effect on U.S. Cellular's operations.

•
U.S. Cellular's system infrastructure may not be capable of supporting changes in technologies and services expected by customers, which could result in lost customers and revenues.

•
An inability to obtain or maintain roaming arrangements with other carriers on terms that are acceptable to U.S. Cellular could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular currently receives a significant amount of roaming revenues. As a result of recently announced acquisitions by other companies in the wireless industry, U.S. Cellular anticipates that its roaming revenues will decline significantly over the next several quarters. Further industry consolidation and continued build outs by existing and new wireless carriers could cause roaming revenues to decline even more, which would have an adverse effect on U.S. Cellular's business, financial condition and results of operations.

•
A failure by U.S. Cellular to obtain access to adequate radio spectrum could have an adverse effect on U.S. Cellular's business and operations.

•
To the extent conducted by the FCC, U.S. Cellular is likely to participate in FCC auctions of additional spectrum in the future as an applicant or as a non-controlling partner in another auction applicant and, during certain periods, will be subject to the FCC's anti-collusion rules, which could have an adverse effect on U.S. Cellular.

•
An inability to attract and/or retain management, technical, sales and other personnel could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular's assets are concentrated in the U.S. wireless telecommunications industry. As a result, its results of operations may fluctuate based on factors related entirely to conditions in this industry.

•
The expected future completion of recently announced acquisitions will lead to increased consolidation in the wireless telecommunications industry. U.S. Cellular's lower scale relative to larger wireless carriers has in the past and could in the future prevent or delay its access to new products including handsets, new technology and/or new content and applications which could adversely affect U.S. Cellular's ability to attract and retain customers and, as a result, could adversely affect its business, financial condition or results of operations.

•
Inability to manage its supply chain or inventory successfully could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in general economic and business conditions, both nationally and in the markets in which U.S. Cellular operates, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in various business factors could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

27

•
Advances or changes in telecommunications technology, such as Voice over Internet Protocol ("VoIP"), High-Speed Packet Access, WiMAX or Long-Term Evolution ("LTE"), could render certain technologies used by U.S. Cellular obsolete, could reduce U.S. Cellular's revenues or could increase its costs of doing business.

•
Changes in U.S. Cellular's enterprise value, changes in the market supply or demand for wireless licenses, adverse developments in the business or the industry in which U.S. Cellular is involved and/or other factors could require U.S. Cellular to recognize impairments in the carrying value of its license costs, goodwill, customer lists and/or physical assets.

•
Costs, integration problems or other factors associated with acquisitions/divestitures of properties or licenses and/or expansion of U.S. Cellular's business could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
A significant portion of U.S. Cellular's revenues is derived from customers who buy services through independent agents who market U.S. Cellular's services on a commission basis. If U.S. Cellular's relationships with these agents are seriously harmed, its revenues could be adversely affected.

•
U.S. Cellular's investments in technologies which are unproven or for which success has not yet been demonstrated may not produce the benefits that U.S. Cellular expects.

•
A failure by U.S. Cellular to complete significant network construction and system implementation as part of its plans to improve the quality, coverage, capabilities and capacity of its network could have an adverse effect on its operations.

•
Financial difficulties (including bankruptcy proceedings) of U.S. Cellular's key suppliers or vendors, termination or impairment of U.S. Cellular's relationships with such suppliers or vendors, or a failure by U.S. Cellular to manage its supply chain effectively could result in delays or termination of U.S. Cellular's receipt of required equipment or services, or could result in excess quantities of required equipment or services, any of which could adversely affect U.S. Cellular's business, financial condition or results of operations.

•
U.S. Cellular has significant investments in entities that it does not control. Losses in the value of such investments could have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
A material disruption in U.S. Cellular's telecommunication networks or information technology, including breaches of network or information technology security, could have an adverse effect on U.S. Cellular' business, financial condition or results of operations.

•
Wars, conflicts, hostilities and/or terrorist attacks or equipment failures, power outages, natural disasters or other events could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
The market price of U.S. Cellular's Common Shares is subject to fluctuations due to a variety of factors.

•
Changes in interpretations of accounting requirements, changes in industry practice, identification of errors or changes in management assumptions could require amendments to or restatements of financial information or disclosures included in this or prior filings with the SEC.

•
Restatements of financial statements by U.S. Cellular and related matters, including resulting delays in filing periodic reports with the SEC, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Identification of material weaknesses in the effectiveness of internal control over financial reporting could result in inaccurate financial statements or other disclosures or fail to prevent fraud, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Changes in facts or circumstances, including new or additional information that affects the calculation of potential liabilities for contingent obligations under guarantees, indemnities or otherwise, could require U.S. Cellular to record charges in excess of amounts accrued in the financial statements, if any, which could have an adverse effect on U.S. Cellular's financial condition or results of operations.

28

•
Early redemptions or repurchases of debt, issuances of debt, changes in operating leases, changes in purchase obligations or other factors or developments could cause the amounts reported under Contractual Obligations in U.S. Cellular's Management's Discussion and Analysis of Financial Condition and Results of Operations to be different from the amounts actually incurred.

•
An increase in the amount of U.S. Cellular's debt in the future could subject U.S. Cellular to higher interest costs and restrictions on its financing, investing and operating activities and could decrease its net income and cash flows.

•
Recent market events and conditions, including disruption in credit and other financial markets and the deterioration of U.S. and global economic conditions, could, among other things, impede U.S. Cellular's access to or increase the cost of financing its operating and investment activities and/or result in reduced revenues and lower operating income and cash flows, which would have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
Uncertainty of access to capital for telecommunications companies, deterioration in the capital markets, other changes in market conditions, changes in U.S. Cellular's credit ratings or other factors could limit or restrict the availability of financing on terms and prices acceptable to U.S. Cellular, which could require U.S. Cellular to reduce its construction, development or acquisition programs.

•
Changes in the regulatory environment or a failure by U.S. Cellular to timely or fully comply with any applicable regulatory requirements could adversely affect U.S. Cellular's financial condition, results of operations or ability to do business.

•
Changes in USF funding and/or intercarrier compensation could have a material adverse impact on U.S. Cellular's financial position or results of operations.

•
Changes in income tax rates, laws, regulations or rulings, or federal or state tax assessments could have an adverse effect on U.S. Cellular's financial condition or results of operations.

•
Settlements, judgments, restraints on its current or future manner of doing business and/or legal costs resulting from pending and future litigation could have an adverse effect on U.S. Cellular's financial condition, results of operations or ability to do business.

•
The possible development of adverse precedent in litigation or conclusions in professional studies to the effect that radio frequency emissions from handsets, wireless data devices and/or cell sites cause harmful health consequences, including cancer or tumors, or may interfere with various electronic medical devices, such as pacemakers, could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Claims of infringement of intellectual property and proprietary rights of others, primarily involving patent infringement claims, could prevent U.S. Cellular from using necessary technology to provide services or subject U.S. Cellular to expensive intellectual property litigation or monetary penalties, which could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
There are potential conflicts of interests between TDS and U.S. Cellular.

•
Certain matters, such as control by TDS and provisions in the U.S. Cellular Restated Certificate of Incorporation, may serve to discourage or make more difficult a change in control of U.S. Cellular.

•
A failure by U.S. Cellular to successfully execute its business strategy could have an adverse effect on U.S. Cellular's business, financial condition or results of operations.

•
Any of the foregoing events or other events could cause revenues, customer additions, operating income, capital expenditures and/or any other financial or statistical information to vary from U.S. Cellular's forward-looking estimates by a material amount.

You are referred to a further discussion of these risks as set forth under "Risk Factors" in U.S. Cellular's Annual Report on Form 10-K for the year ended December 31, 2008. U.S. Cellular undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. Readers should evaluate any statements in light of these important factors.

29

MARKET RISK

Long-Term Debt

At December 31, 2008, the majority of U.S. Cellular's debt was in the form of fixed-rate notes with original maturities ranging up to 30 years. Fluctuations in market interest rates can lead to fluctuations in the fair values of these fixed-rate notes.

The following table presents the scheduled principal payments on long-term debt and capital lease obligations, and the related weighted average interest rates by maturity dates at December 31, 2008:

	Principal Payments Due by Period
(Dollars in millions)	Long-Term Debt Obligations(1)	Weighted-Avg. Interest Rates on Long-Term Debt Obligations(2)
2009	$10.3	9.0%
2010	0.1	9.8%
2011	0.1	9.8%
2012	0.2	9.8%
2013	0.2	9.8%
After 5 years	1,007.2	7.2%

Total	$1,018.1	7.3%

    (1)
    The total long-term debt obligation amount is different than the total long term debt amount shown on the Consolidated Balance Sheet due to the $11.2 million unamortized discount related to the 6.7% senior notes. See Note 14—Long-Term Debt in the Notes to Consolidated Financial Statements for additional information.

    (2)
    Represents the weighted average interest rates at December 31, 2008 for debt maturing in the respective periods. At December 31, 2007, the total weighted average interest rate on long-term debt obligations was 7.3%.

Fair Value of Long-Term Debt

At December 31, 2008 and 2007, the estimated fair value of long-term debt was $663.4 million and $888.8 million, respectively. The fair value of long-term debt other than capital lease obligations and the current portion of such long-term debt was estimated using market prices for the 7.5% senior notes and the 8.75% senior notes and discounted cash flow analysis for the remaining debt.

30

United States Cellular Corporation

Consolidated Statement of Operations

Year Ended December 31,	2008	2007	2006
(Dollars and shares in thousands, except per share amounts)
Operating revenues
Service	$3,940,326	$3,679,237	$3,214,410
Equipment sales	302,859	267,027	258,745

Total operating revenues	4,243,185	3,946,264	3,473,155

Operating expenses
System operations (excluding Depreciation, amortization and accretion reported below)	784,057	717,075	639,683
Cost of equipment sold	743,406	637,297	568,903
Selling, general and administrative (including charges from affiliates of $113.3 million, $121.8 million and $108.9 million in 2008, 2007 and 2006)	1,701,050	1,558,568	1,399,561
Depreciation, amortization and accretion	576,931	578,186	555,525
Loss on impairment of intangible assets	386,653	24,923	—
Loss on asset disposals, net	23,378	34,016	19,587

Total operating expenses	4,215,475	3,550,065	3,183,259

Operating income	27,710	396,199	289,896
Investment and other income (expense)
Equity in earnings of unconsolidated entities	91,981	90,033	93,119
Interest and dividend income	5,730	13,059	16,537
Fair value adjustment of derivative instruments	—	(5,388)	(63,022)
Gain on disposition of investments	16,628	137,987	70,427
Interest expense	(77,190)	(84,679)	(93,674)
Other, net	1,269	(710)	(145)

Total investment and other income (expense)	38,418	150,302	23,242

Income before income taxes and minority interest	66,128	546,501	313,138
Income tax expense	8,055	216,711	120,604

Income before minority interest	58,073	329,790	192,534
Minority share of income, net of tax	(25,083)	(15,056)	(13,044)

Net income	$32,990	$314,734	$179,490

Basic weighted average shares outstanding	87,457	87,730	87,346
Basic earnings per share	$0.38	$3.59	$2.05

Diluted weighted average shares outstanding	87,754	88,481	88,109
Diluted earnings per share	$0.38	$3.56	$2.04

The accompanying notes are an integral part of these consolidated financial statements.

31

United States Cellular Corporation

Consolidated Statement of Cash Flows

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Cash flows from operating activities
Net income	$32,990	$314,734	$179,490
Add (deduct) adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization and accretion	576,931	578,186	555,525
Bad debts expense	73,157	66,923	62,030
Stock-based compensation expense	15,122	14,681	20,053
Deferred income taxes, net	(83,121)	(26,503)	(32,946)
Equity in earnings of unconsolidated entities	(91,981)	(90,033)	(93,119)
Distributions from unconsolidated entities	91,845	86,873	77,835
Minority share of income	25,083	15,056	13,044
Unrealized fair value adjustment of derivative instruments	—	5,388	63,022
Gain on disposition of investments	(16,628)	(137,987)	(70,427)
Loss in impairment of intangible assets	386,653	24,923	—
Loss on asset disposals, net	23,378	34,016	19,587
Noncash interest expense	1,772	1,776	1,780
Excess tax benefit from stock awards	(1,151)	(11,718)	(2,481)
Other operating activities	210	(5,538)	244
Changes in assets and liabilities from operations
Change in accounts receivable	(68,039)	(98,634)	(95,649)
Change in inventory	(15,563)	16,312	(24,180)
Change in accounts payable—trade	(4,572)	10,969	(6,072)
Change in accounts payable—affiliate	1,093	(5,049)	6,329
Change in customer deposits and deferred revenues	7,628	19,935	11,375
Change in accrued taxes	(34,699)	36,051	2,213
Change in accrued interest	—	(1,192)	217
Change in other assets and liabilities	2,669	13,909	13,198

	922,777	863,078	701,068

Cash flows from investing activities
Additions to property, plant and equipment	(585,590)	(565,495)	(579,785)
Proceeds from disposition of investments	16,690	4,301	—
Cash received from divestitures	6,838	4,277	101,583
Cash paid for acquisitions and licenses	(341,694)	(21,478)	(145,680)
Proceeds from return of investments	1,335	—	28,650
Other investing activities	(1,606)	(1,086)	(957)

	(904,027)	(579,481)	(596,189)

Cash flows from financing activities
Issuance of notes payable	100,000	25,000	415,000
Repayment of notes payable	(100,000)	(60,000)	(515,000)
Common shares reissued, net of tax payments	(2,288)	10,073	15,909
Common shares repurchased	(28,366)	(87,902)	—
Excess tax benefit from stock awards	1,151	11,718	2,481
Capital distributions to minority partners	(19,676)	(10,866)	(19,360)
Other financing activities	(3,108)	1	—

	(52,287)	(111,976)	(100,970)

Net increase (decrease) in cash and cash equivalents	(33,537)	171,621	3,909
Cash and cash equivalents
Beginning of period	204,533	32,912	29,003

End of period	$170,996	$204,533	$32,912

The accompanying notes are an integral part of these consolidated financial statements.

32

United States Cellular Corporation

Consolidated Balance Sheet—Assets

December 31,	2008	2007
(Dollars in thousands)
Current assets
Cash and cash equivalents	$170,996	$204,533
Accounts receivable
Customers, less allowances of $8,222 and $12,305, respectively	330,390	327,076
Roaming	34,841	35,412
Affiliated	1,579	12,857
Other, less allowances of $150 and $112, respectively	52,809	60,152
Marketable equity securities	—	16,352
Inventory	116,564	100,990
Prepaid income taxes	22,515	—
Prepaid expenses	51,645	41,588
Net deferred income tax asset	19,481	18,566
Other current assets	14,227	16,227

	815,047	833,753
Investments
Licenses	1,433,415	1,482,446
Goodwill	494,279	491,316
Customer lists, net of accumulated amortization of $87,976 and $80,492, respectively	8,936	15,375
Investments in unconsolidated entities	156,637	157,693
Notes and interest receivable—long-term	4,297	4,422

	2,097,564	2,151,252
Property, plant and equipment
In service and under construction	5,884,383	5,409,115
Less accumulated depreciation	3,264,007	2,814,019

	2,620,376	2,595,096
Other assets and deferred charges	33,055	31,773

Total assets	$5,566,042	$5,611,874

The accompanying notes are an integral part of these consolidated financial statements.

33

United States Cellular Corporation

Consolidated Balance Sheet—Liabilities and Shareholders' Equity

December 31,	2008	2007
(Dollars in thousands)
Current liabilities
Current portion of long-term debt	$10,258	$—
Accounts payable
Affiliated	9,613	8,519
Trade	248,785	252,272
Customer deposits and deferred revenues	151,082	143,445
Accrued taxes	17,643	43,105
Accrued compensation	55,969	59,224
Other current liabilities	108,533	97,678

	601,883	604,243
Deferred liabilities and credits
Net deferred income tax liability	478,106	554,412
Other deferred liabilities and credits	233,619	211,374

	711,725	765,786
Long-term debt	996,636	1,002,293
Commitments and contingencies
Minority interest	49,156	43,396
Common shareholders' equity
Common Shares, par value $1 per share; authorized 140,000,000 shares; issued 55,045,685 shares	55,046	55,046
Series A Common Shares, par value $1 per share; authorized 50,000,000 shares; issued and outstanding 33,005,877 shares	33,006	33,006
Additional paid-in capital	1,339,403	1,316,042
Treasury Shares, at cost, 771,720 and 455,287 Common Shares, respectively	(49,493)	(41,094)
Accumulated other comprehensive income	—	10,134
Retained earnings	1,828,680	1,823,022

	3,206,642	3,196,156

Total liabilities and shareholders' equity	$5,566,042	$5,611,874

The accompanying notes are an integral part of these consolidated financial statements.

34

United States Cellular Corporation

Consolidated Statement of Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 2005	$55,046	$33,006	$1,286,964	$(47,088)		$44,122	$1,368,988
Add (Deduct)
Employee benefit plans	—	—	(9,001)	32,530		—	—
Net income	—	—	—	—	$179,490	—	179,490
Other comprehensive income
Net unrealized gain (loss) on:
Derivative instruments	—	—	—	—	2	2	—
Marketable equity securities	—	—	—	—	36,258	36,258	—

Comprehensive income	—	—	—	—	$215,750	—	—

Stock-based compensation awards	—	—	15,521	96		—	—
Tax benefit from stock awards	—	—	1,454	—		—	—
Other	—	—	(4,109)	—		—	—

Balance, December 31, 2006	$55,046	$33,006	$1,290,829	$(14,462)		$80,382	$1,548,478

The accompanying notes are an integral part of these consolidated financial statements.

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United States Cellular Corporation

Consolidated Statement of Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 2006	$55,046	$33,006	$1,290,829	$(14,462)		$80,382	$1,548,478
Add (Deduct)
Employee benefit plans	—	—	(1,044)	54,679			(38,850)
Net income	—	—	—	—	$314,734	—	314,734
Other comprehensive income
Net unrealized gain (loss) on:
Derivative instruments	—	—	—	—	(2,837)	(2,837)	—
Marketable equity securities	—	—	—	—	(67,411)	(67,411)	—

Comprehensive income	—	—	—	—	$244,486	—	—

Stock-based compensation awards	—	—	13,701	—		—	—
Tax benefit from stock awards	—	—	11,085	—		—	—
Repurchase of Common Shares	—	—	(6,484)	(81,418)		—	—
Application of FIN 48	—	—	—	—		—	(1,340)
Other	—	—	7,955	107		—	—

Balance, December 31, 2007	$55,046	$33,006	$1,316,042	$(41,094)		$10,134	$1,823,022

The accompanying notes are an integral part of these consolidated financial statements.

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United States Cellular Corporation

Consolidated Statement of Common Shareholders' Equity

(Dollars in thousands)	Common Shares	Series A Common Shares	Additional Paid-In Capital	Treasury Shares	Comprehensive Income	Accumulated Other Comprehensive (Loss) Income	Retained Earnings
Balance, December 31, 2007	$55,046	$33,006	$1,316,042	$(41,094)		$10,134	$1,823,022
Add (Deduct)
Employee benefit plans	—	—	523	24,521		—	(27,332)
Net income	—	—	—	—	$32,990	—	32,990
Net unrealized gain (loss)	—
on marketable equity securities	—	—	—	—	(10,134)	(10,134)	—

Comprehensive income	—	—	—	—	$22,856	—	—

Stock-based compensation awards	—	—	15,122	—		—	—
Tax benefit from stock awards	—	—	2,417	—		—	—
Repurchase of Common Shares	—	—	4,554	(32,920)		—	—
Other	—	—	745	—		—	—

Balance, December 31, 2008	$55,046	$33,006	$1,339,403	$(49,493)		$—	$1,828,680

The accompanying notes are an integral part of these consolidated financial statements.

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UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

United States Cellular Corporation ("U.S. Cellular®"), a Delaware Corporation, is an 81%-owned subsidiary of Telephone and Data Systems, Inc. ("TDS™").

Nature of Operations

U.S. Cellular owns, operates and invests in wireless systems throughout the United States. As of December 31, 2008, U.S. Cellular owned, or had the right to acquire pursuant to certain agreements, interests in 278 wireless markets and served 6.2 million customers in 26 states, representing a total population in its operating markets of approximately 46 million. U.S. Cellular operates as one reportable segment.

Principles of Consolidation

The accounting policies of U.S. Cellular conform to accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements include the accounts of U.S. Cellular, its majority-owned subsidiaries, general partnerships in which U.S. Cellular has a majority partnership interest and any entity in which U.S. Cellular has a variable interest that requires U.S. Cellular to recognize a majority of the entity's expected gains or losses. All material intercompany accounts and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform to the 2008 financial statement presentation. These reclassifications did not affect consolidated net income, assets, liabilities, cash flows or shareholders' equity for the years presented.

Business Combinations

U.S. Cellular uses the purchase method of accounting for business combinations and, therefore, costs of acquisitions include the value of the consideration given and all related direct and incremental costs relating to acquisitions. All costs relating to unsuccessful negotiations for acquisitions are charged to expense when the acquisition is no longer considered probable.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and (b) the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Significant estimates are involved in accounting for revenue, contingencies and commitments, goodwill and indefinite-lived intangible assets, asset retirement obligations, derivatives, depreciation, amortization and accretion, allowance for doubtful accounts, stock-based compensation and income taxes.

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term, highly liquid investments with original maturities of three months or less.

Outstanding checks totaled $20.3 million and $10.0 million at December 31, 2008 and 2007, respectively, and are classified as Accounts payable-Trade in the Consolidated Balance Sheet.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable primarily consist of amounts owed by customers pursuant to service contracts and for equipment sales, by agents for equipment sales, by other wireless carriers whose customers have used U.S. Cellular's wireless systems and by unaffiliated third-party partnerships or corporations pursuant to equity distribution declarations.

The allowance for doubtful accounts is the best estimate of the amount of probable credit losses related to existing accounts receivable. The allowance is estimated based on historical experience and other factors that could affect collectability. Accounts receivable balances are reviewed on either an aggregate or individual basis for collectability depending on the type of receivable. When it is probable that an account balance will not be collected, the account balance is charged against the allowance for doubtful accounts. U.S. Cellular does not have any off-balance sheet credit exposure related to its customers.

The changes in the allowance for doubtful accounts during 2008, 2007 and 2006 were as follows:

(Dollars in thousands)	2008	2007	2006
Beginning balance	$12,417	$13,016	$11,410
Additions, net of recoveries	73,157	66,923	62,030
Deductions	(77,202)	(67,522)	(60,424)

Ending balance	$8,372	$12,417	$13,016

Inventory

Inventory primarily consists of handsets stated at the lower of cost or market, with cost determined using the first-in, first-out method and market determined by replacement costs.

Marketable Equity Securities

As of December 31, 2008, U.S. Cellular does not hold any marketable equity securities. Marketable equity securities held at December 31, 2007, were classified as available-for-sale and were stated at fair market value. Net unrealized holding gains and losses were included in Accumulated other comprehensive income, net of tax. Realized gains and losses recognized at the time of disposition were determined on the basis of specific identification. See Note 9—Marketable Equity Securities for additional information.

Fair Value Measurements

Effective January 1, 2008, U.S. Cellular adopted the provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements, for its financial assets and liabilities. SFAS 157 defines "fair value," establishes a framework for measuring fair value in the application of GAAP, and expands disclosures about fair value measurements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and application in GAAP. SFAS 157 provides that fair value is a market-based measurement and not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). This pronouncement establishes a fair value hierarchy that contains three levels for inputs used in fair value measurements. Level 1 inputs include quoted market prices for identical assets or liabilities in active markets. Level 2 inputs include quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets. Level 2 inputs must be observable either directly or indirectly for substantially the full term of the financial instrument. Level 3 inputs are unobservable. As of December 31, 2008, U.S. Cellular

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

did not have any financial assets or liabilities that required the application of SFAS 157 for purposes of valuing and reporting such amounts in its Consolidated Balance Sheet. However, U.S. Cellular has applied the provisions of SFAS 157 for purposes of computing fair value for disclosure purposes.

Derivative Financial Instruments

U.S. Cellular does not hold or issue derivative financial instruments for trading purposes. U.S. Cellular used derivative financial instruments to reduce risks related to fluctuations in market price of its Vodafone Group Plc ("Vodafone") American Depository Receipts ("ADRs"). U.S. Cellular had variable prepaid forward contracts ("forward contracts") in place with respect to all of its Vodafone marketable equity securities for this purpose. These forward contracts matured in 2007. A substantial majority of the related Vodafone ADRs were delivered upon settlement of the forward contracts upon maturity. The remaining Vodafone ADRs were sold in 2007.

U.S. Cellular recognized all of the forward contracts as either assets or liabilities in the Consolidated Balance Sheet and measured those instruments at their fair values. U.S. Cellular originally designated the embedded collars within the forward contracts as cash flow hedges of its Vodafone ADRs. Accordingly, all changes in the fair value of the embedded collars were recorded in Accumulated other comprehensive income, net of income taxes. Subsequently, upon contractual modifications to the terms of the collars in September 2002, the embedded collars no longer qualified for hedge accounting treatment and all changes in fair value of the collars from the time of the contractual modification to the termination or settlement of the terms of the collars have been included in the Consolidated Statement of Operations.

Licenses

Licenses consist of costs incurred in acquiring Federal Communications Commission ("FCC") licenses to provide wireless service. These costs include amounts paid to license applicants and owners of interests in entities awarded licenses and all direct and incremental costs related to acquiring the licenses.

U.S. Cellular accounts for wireless licenses in accordance with the provisions of SFAS No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). In accordance with SFAS 142, U.S. Cellular has determined that such wireless licenses have indefinite lives and, therefore, that the costs of the licenses are not subject to amortization.

U.S. Cellular has determined that licenses are intangible assets with indefinite useful lives, based on the following factors:

•
Radio spectrum is not a depleting asset.

•
The ability to use radio spectrum is not limited to any one technology.

•
U.S. Cellular and its consolidated subsidiaries are licensed to use radio spectrum through the FCC licensing process, which enables licensees to utilize specified portions of the spectrum for the provision of wireless service.

•
U.S. Cellular and its consolidated subsidiaries are required to renew their FCC licenses every ten years. From the inception of U.S. Cellular to date, all of U.S. Cellular's license renewal applications have been granted by the FCC. Generally, license renewal applications filed by licensees otherwise in compliance with FCC regulations are routinely granted. If, however, a license renewal application is challenged, either by a competing applicant for the license or by a petition to deny the renewal application, the license will be renewed if the licensee can demonstrate its entitlement to a "renewal expectancy." Licensees are entitled to such an expectancy if they can demonstrate to the FCC that they have provided "substantial service" during their license term and have "substantially complied"

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UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  with FCC rules and policies. U.S. Cellular believes that it could demonstrate its entitlement to a renewal expectancy in any of its markets in the unlikely event that any of its license renewal applications were challenged and, therefore, believes that it is probable that its future license renewal applications will be granted.

Goodwill

U.S. Cellular has goodwill as a result of its acquisitions of wireless markets. Such goodwill represents the excess of the total purchase price of acquisitions over the fair values of acquired assets, including licenses and other identifiable intangible assets, and liabilities assumed.

Impairment of Intangible Assets

Licenses and goodwill must be reviewed for impairment annually or more frequently if events or changes in circumstances indicate that any of such assets might be impaired. U.S. Cellular performs the required annual impairment review on its licenses and goodwill during the second quarter of its fiscal year. U.S. Cellular also performed an impairment test on its licenses and goodwill in the fourth quarter of 2008 as a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy.

The intangible asset impairment test consists of comparing the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized for the difference. The goodwill impairment test is a two-step process. The first step compares the fair value of the reporting unit to its carrying value. If the carrying amount exceeds the fair value, the second step of the test is performed to measure the amount of impairment loss, if any. The second step compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. To calculate the implied fair value of goodwill in this second step, an enterprise allocates the fair value of the reporting unit to all of the assets and liabilities of that reporting unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value was the price paid to acquire the reporting unit. The excess of the fair value of the reporting unit over the amount assigned to the assets and liabilities of the reporting unit is the implied fair value of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized for that difference.

Quoted market prices in active markets are the best evidence of fair value of an intangible asset or reporting unit and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. Other valuation techniques include present value analysis, multiples of earnings or revenues, or similar performance measures. The use of these techniques involve assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or different valuation methodologies could create materially different results.

U.S. Cellular tests goodwill for impairment at the level of reporting referred to as a reporting unit. For purposes of impairment testing of goodwill in 2008, U.S. Cellular identified five reporting units pursuant to paragraph 30 of SFAS 142. The five reporting units represent five geographic groupings of FCC licenses, representing five geographic service areas. U.S. Cellular tests licenses for impairment of the level of reporting referred to as a unit of accounting. For purposes of its annual impairment testing of licenses in the second quarter of 2008, U.S. Cellular combined its FCC licenses into nineteen units of accounting pursuant to FASB Emerging Issues Task Force ("EITF") Issue 02-7, Units of Accounting for Testing Impairment of Indefinite-Lived Intangible Assets ("EITF 02-7") and SFAS 142. Of these, fourteen of such nineteen units of accounting represented geographic groupings of licenses which, because they

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UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

were not being utilized and, therefore, were not expected to generate cash flows from operating activities in the foreseeable future, were considered separate units of accounting for purposes of impairment testing. Subsequent to the second quarter 2008 licenses impairment testing, previously unutilized licenses in one unit of accounting were deployed in one of the five units of accounting that represent developed operating markets. As a result, U.S. Cellular's impairment testing of licenses conducted in the fourth quarter of 2008 was applied to eighteen units of accounting, thirteen of which represent areas that are not being utilized.

For purposes of impairment testing of goodwill, U.S. Cellular prepares valuations of each of the five reporting units. A discounted cash flow approach is used to value each of the reporting units, using value drivers and risks specific to each individual geographic region. The cash flow estimates incorporate assumptions that market participants would use in their estimates of fair value. Key assumptions made in this process are the discount rate, estimated future cash flows, projected capital expenditures and terminal value multiples.

For purposes of impairment testing of licenses, U.S. Cellular prepares valuations of each of the units of accounting that represent developed operating markets using an excess earnings methodology. This excess earnings methodology estimates the fair value of the units of accounting by measuring the future cash flows of the license groups, reduced by charges for contributory assets such as working capital, trademarks, existing subscribers, fixed assets, assembled workforce and goodwill. For units of accounting which consist of licenses that are not being utilized, U.S. Cellular prepares estimates of fair value by reference to fair market values indicated by recent auctions and market transactions where available.

Investments in Unconsolidated Entities

Investments in unconsolidated entities consist of investments in which U.S. Cellular holds a non-controlling ownership interest of 50% or less. U.S. Cellular follows the equity method of accounting for such investments in which its ownership interest equals or exceeds 20% for corporations and equals or exceeds 3% for partnerships and limited liability companies. The cost method of accounting is followed for such investments in which U.S. Cellular's ownership interest is less than 20% for corporations and is less than 3% for partnerships and limited liability companies and for investments for which U.S. Cellular does not have the ability to exercise significant influence.

For its equity method investments for which financial information is readily available, U.S. Cellular records its equity in the earnings of the entity in the current period. For its equity method investments for which financial information is not readily available, U.S. Cellular records its equity in the earnings of the entity on a one quarter lag basis.

Property, Plant and Equipment

U.S. Cellular's Property, plant and equipment is stated at the original cost of construction or purchase including capitalized costs of certain taxes, payroll-related expenses, interest and estimated costs to remove the assets.

Expenditures that enhance the productive capacity of assets in service or extend their useful lives are capitalized and depreciated. Expenditures for maintenance and repairs of assets in service are charged to System operations expense or Selling, general and administrative expense, as applicable. Retirements and disposals of assets are recorded by removing the original cost of the asset (along with the related accumulated depreciation) from plant in service and charging it, together with removal cost less any salvage realized, to Loss on asset disposals, net.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Costs of developing new information systems are capitalized in accordance with Statement of Position 98-1, Accounting for the Cost of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"), and amortized over their expected economic useful lives.

Depreciation

Depreciation is provided using the straight-line method over the estimated useful life of the assets.

U.S. Cellular depreciates leasehold improvement assets associated with leased properties over periods ranging from one to thirty years; such periods approximate the shorter of the assets' economic lives or the specific lease terms, as defined in SFAS No. 13, Accounting for Leases ("SFAS 13"), as amended.

Useful lives of specific assets are reviewed throughout the year to determine if changes in technology or other business changes would warrant accelerating the depreciation for those specific assets. U.S. Cellular did not materially change the useful lives of its property, plant and equipment in 2008, 2007 or 2006.

Impairment of Long-lived Assets

U.S. Cellular reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. The impairment test for tangible long-lived assets is a two-step process. The first step compares the carrying value of the asset with the estimated undiscounted cash flows over the remaining asset life. If the carrying value of the asset is greater than the undiscounted cash flows, the second step of the test is performed to measure the amount of impairment loss. The second step compares the carrying value of the asset to its estimated fair value. If the carrying value exceeds the estimated fair value (less cost to sell), an impairment loss is recognized for the difference.

Quoted market prices in active markets are the best evidence of fair value of a tangible long-lived asset and are used when available. If quoted market prices are not available, the estimate of fair value is based on the best information available, including prices for similar assets and the use of other valuation techniques. A present value analysis of cash flow scenarios is often the best available valuation technique. The use of this technique involves assumptions by management about factors that are highly uncertain including future cash flows, the appropriate discount rate, and other inputs. Different assumptions for these inputs or the use of different valuation methodologies could create materially different results.

Other Assets and Deferred Charges

Other assets and deferred charges primarily represent legal and other charges related to U.S. Cellular's various borrowing instruments, and are amortized over the respective term of each instrument. The amounts for deferred charges included in the Consolidated Balance Sheet at December 31, 2008 and 2007, are shown net of accumulated amortization of $10.9 million and $10.9 million, respectively.

Asset Retirement Obligations

U.S. Cellular accounts for its asset retirement obligations in accordance with SFAS No. 143, Accounting for Asset Retirement Obligations ("SFAS 143") and FASB Interpretation ("FIN") No. 47, Accounting for Conditional Asset Retirement Obligations ("FIN 47"), which require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. At the time the liability is incurred, U.S. Cellular records a liability equal to the net present value of the estimated cost of the asset retirement obligation and increases the carrying amount of the related long-lived asset by an equal amount. Over time, the liability is accreted to its present value, and the

43

UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the obligation, any difference between the cost to retire the asset and the recorded liability (including accretion of discount) is recognized in the Consolidated Statement of Operations as a gain or loss.

Treasury Shares

Common Shares repurchased by U.S. Cellular are recorded at cost as treasury shares and result in a reduction of shareholders' equity. Treasury shares are reissued as part of U.S. Cellular's stock-based compensation programs. When treasury shares are reissued, U.S. Cellular determines the cost using the first-in, first-out cost method. The difference between the cost of the treasury shares and reissuance price is included in Additional paid-in capital or Retained earnings.

Revenue Recognition

Revenues from wireless operations consist primarily of:

•
Charges for access, airtime, roaming, long distance, data and other value added services provided to U.S. Cellular's retail customers and to end users through third-party resellers;

•
Charges to carriers whose customers use U.S. Cellular's systems when roaming;

•
Sales of equipment and accessories; and

•
Amounts received from the Universal Service Fund in states where U.S. Cellular has been designated an Eligible Telecommunications Carrier ("ETC").

Revenues related to wireless services are recognized as services are rendered. Revenues billed in advance or in arrears of the services being provided are estimated and deferred or accrued, as appropriate. Sales of equipment and accessories represent a separate earnings process. Revenues from sales of equipment and accessories are recognized when title passes to the agent or end-user customer, usually upon delivery.

In order to provide better control over handset quality, U.S. Cellular sells handsets to agents. In most cases, the agents receive rebates from U.S. Cellular at the time the agents activate new customers for U.S. Cellular service or retain existing customers. U.S. Cellular accounts for the discount on sales of handsets to agents in accordance with EITF Issue 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products) ("EITF 01-9"). This standard requires that revenue be reduced by the anticipated rebate to be paid to the agent at the time the agent purchases the handset rather than at the time the agent enrolls a new customer or retains a current customer. Similarly, U.S. Cellular offers certain rebates to retail customers who purchase new handsets; in accordance with EITF 01-9, the revenue from a handset sale which includes such a rebate is recorded net of the anticipated rebate.

Activation fees charged with the sale of service only, where U.S. Cellular does not also sell a handset to the end user, are deferred and recognized over the average service period. U.S. Cellular defers recognition of a portion of commission expenses related to activations in the amount of deferred activation fee revenues. This method of accounting provides for matching of revenues from activations to direct incremental costs associated with such activations within each reporting period.

Under EITF Issue 00-21, Accounting for Multiple Element Arrangements ("EITF 00-21"), the activation fee charged with the sale of equipment and service is allocated to the equipment and service based upon the relative fair values of each item. This generally results in the recognition of the activation fee as additional handset revenue at the time of sale.

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UNITED STATES CELLULAR CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

ETC revenues recognized in the reporting period represent the amounts which U.S. Cellular is entitled to receive for such period, as determined and approved in connection with U.S. Cellular's designation as an ETC in various states.

Amounts Collected from Customers and Remitted to Governmental Authorities

U.S. Cellular records amounts collected from customers and remitted to governmental authorities net within a tax liability account if the tax is assessed upon the customer and U.S. Cellular merely acts as an agent in collecting the tax on behalf of the imposing governmental authority. If the tax is assessed upon U.S. Cellular, then amounts collected from customers as recovery of the tax are recorded in Service revenues and amounts remitted to governmental authorities are recorded in Selling, general and administrative expenses in the Consolidated Statement of Operations. The amounts recorded gross in revenues that are billed to customers and remitted to governmental authorities totaled $146.1 million, $131.2 million and $82.0 million for 2008, 2007 and 2006, respectively. The increase in amounts recorded gross in revenues during 2007 reflected significant growth in the billed revenues upon which the taxes are based as well as an increase in the safe harbor factor prescribed by the FCC that is used to determine the portion of billed revenues that is subject to the federal universal service fund charge.

Advertising Costs

U.S. Cellular expenses advertising costs as incurred. Advertising costs totaled $276.5 million, $229.2 million and $208.6 million for 2008, 2007 and 2006, respectively.

Income Taxes

U.S. Cellular is included in a consolidated federal income tax return with other members of the TDS consolidated group. TDS and U.S. Cellular are parties to a Tax Allocation Agreement which provides that U.S. Cellular and its subsidiaries be included with the TDS affiliated group in a consolidated federal income tax return and in state income or franchise tax returns in certain situations. For financial statement purposes, U.S. Cellular and its subsidiaries calculate their income, income taxes and credits as if they comprised a separate affiliated group. Under the Tax Allocation Agreement, U.S. Cellular remits its applicable income tax payments to TDS. U.S. Cellular had a tax receivable balance with TDS of $19.4 million as of December 31, 2008 and a tax payable balance with TDS of $7.7 million as of December 31, 2007.

Deferred taxes are computed using the liability method, whereby deferred tax assets are recognized for future deductible temporary differences and operating loss carryforwards, and deferred tax liabilities are recognized for future taxable temporary differences. Both deferred tax assets and liabilities are measured using tax rates anticipated to be in effect when the temporary differences reverse. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Effective January 1, 2007, U.S. Cellular adopted FASB Interpretation ("FIN") 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS 109"). Under FIN 48, U.S. Cellular evaluates income tax uncertainties, assesses the probability of the ultimate settlement with the applicable taxing authority and records an amount based on that assessment. U.S. Cellular had previously set up tax accruals, as needed, to cover its potential liability for income tax uncertainties pursuant to SFAS No. 5, Accounting for Contingencies ("SFAS 5").

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NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock-Based Compensation

U.S. Cellular has established a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan. These plans are described more fully in Note 18—Stock-Based Compensation.

Prior to January 1, 2006, U.S. Cellular accounted for these plans under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations, as permitted by SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123"). Effective January 1, 2006, U.S. Cellular adopted the fair value recognition provisions of SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), using the modified prospective transition method. Under the modified prospective transition method, compensation costs recognized in 2006, 2007 and 2008 include: (a) compensation cost for all share-based payments granted prior to but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123(R).

Under SFAS 123(R), the long-term incentive plan, the employee stock purchase plans and the non-employee director compensation plan are considered compensatory plans; therefore, recognition of compensation cost for grants made under these plans is required.

Upon adoption of SFAS 123(R), U.S. Cellular elected to continue to value its share-based payment transactions using a Black-Scholes valuation model, which it previously used for purposes of preparing the pro forma disclosures under SFAS 123. Under the provisions of SFAS 123(R), stock-based compensation cost recognized during the period is based on the portion of the share-based payment awards that is ultimately expected to vest. Accordingly, stock-based compensation cost recognized has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Pre-vesting forfeitures and expected life are estimated based on historical experience related to similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior. U.S. Cellular believes that its historical experience provides the best estimates of future pre-vesting forfeitures and future expected life. The expected volatility assumption is based on the historical volatility of U.S. Cellular's common stock over a period commensurate with expected life. The dividend yield assumption is zero because U.S. Cellular has never paid a dividend and has expressed its intention to retain all future earnings in the business. The risk-free interest rate assumption is determined using the implied yield for zero-coupon U.S. government issues with a remaining term that approximates the expected life of the stock options.

Compensation cost for stock option awards is recognized over the respective requisite service period of the awards, which is generally the vesting period, on a straight-line basis for each separate vesting portion of the awards as if the awards were, in-substance, multiple awards (graded vesting attribution method).

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Upon adoption of SFAS 123(R), U.S. Cellular adopted the "non-substantive vesting method," which requires recognition of the expense related to stock options and restricted stock units granted to retirement-eligible employees over the period of time from the date of grant to the date the award would vest if the employee chose to retire, which generally accelerates the expense for the awards granted to these retirement-eligible employees.

Pension Plan

U.S. Cellular participates in a qualified noncontributory defined contribution pension plan sponsored by TDS; such plan provides pension benefits for the employees of U.S. Cellular and its subsidiaries. Under this plan, pension benefits and costs are calculated separately for each participant and are funded currently. Pension costs were $10.3 million, $8.6 million and $7.8 million in 2008, 2007 and 2006, respectively.

U.S. Cellular also participates in a defined contribution retirement savings plan ("401(k) plan"), sponsored by TDS. Total costs incurred from U.S. Cellular's contributions to the 401(k) plan were $13.9 million, $10.7 million and $9.1 million in 2008, 2007 and 2006.

Operating Leases

U.S. Cellular is a party to various lease agreements for office space, retail sites, cell sites and equipment that are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured of exercise are included in determining the lease term. U.S. Cellular accounts for certain operating leases that contain rent abatements, lease incentives and/or fixed rental increases by recognizing lease revenue and expense on a straight-line basis over the lease term in accordance with SFAS 13 and related pronouncements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements ("SFAS 157"). SFAS 157 defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands disclosures related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measurements in financial statements, but standardizes its definition and guidance in GAAP. SFAS 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data as the highest level to an entity's own fair value assumptions about market participant assumptions as the lowest level. In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, to defer the effective date of SFAS 157 for all nonfinancial assets and liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until years beginning after November 15, 2008. U.S. Cellular adopted SFAS 157 for its financial assets and liabilities effective January 1, 2008 with no material impact on its financial position or results of operations. In October 2008, the FASB issued FSP FAS 157-3 to clarify and demonstrate how the fair value of a financial asset is determined when the market for that financial asset is inactive. As of December 31, 2008, U.S. Cellular did not have any financial assets or liabilities that required the application of SFAS 157 for purposes of reporting such amounts in its Consolidated Balance Sheet. U.S. Cellular adopted SFAS 157 for its nonfinancial assets and liabilities effective January 1, 2009. The provisions of SFAS 157 related to nonfinancial assets and liabilities are applicable to nonrecurring transactions which makes the impact indeterminable until specific transactions occur.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations—a replacement of FASB Statement No. 141 ("SFAS 141(R)"). SFAS 141(R) replaces SFAS No. 141, Business Combinations ("SFAS 141"). SFAS 141(R) retains the underlying concept of SFAS 141 in that all business combinations are still required to be accounted for at fair value in accordance with the acquisition method. However, SFAS 141(R) changes the method of applying the acquisition method in a number of significant aspects, such as requiring the expensing of transaction costs and requiring the acquiror to recognize 100% of the acquiree's assets and liabilities, rather than a proportional share, for acquisitions of less than 100% of a business. SFAS 141(R) is effective on a prospective basis for all business combinations for which the acquisition date is on or after January 1, 2009, with the exception of the accounting for valuation allowances on deferred taxes and acquired tax contingencies. SFAS 141(R) amends SFAS 109, Accounting for Income Taxes, such that adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to the effective date of SFAS 141(R) also would be determined in accordance with the provisions of SFAS 141(R). U.S. Cellular adopted SFAS 141(R) effective January 1, 2009. The provisions of SFAS 141(R) related to business combinations are applicable to nonrecurring transactions which makes the impact on future transactions indeterminable until such transactions occur. Upon its adoption of SFAS 141(R), U.S. Cellular expensed all transaction costs incurred and capitalized in 2008 for any business combination that did not close until after January 1, 2009. This treatment did not have a significant impact on U.S. Cellular's financial position or results of operations.

In December 2007, the FASB issued SFAS No. 160, Consolidated Financial Statements, Including Accounting and Reporting of Noncontrolling Interests in Subsidiaries—a replacement of ARB No. 51 ("SFAS 160"). SFAS 160 amends Accounting Research Bulletin No. 51, Consolidated Financial Statements, as amended by SFAS No. 94, Consolidation of All Majority Owned Subsidiaries, to establish new standards that will govern the accounting and reporting of (1) noncontrolling interests (commonly referred to as minority interests) in partially owned consolidated subsidiaries and (2) the loss of control of subsidiaries. Generally, the adoption of FAS 160 impacts the location of where items are classified in the financial statements rather than the amounts recorded. For instance, SFAS 160 clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported in the balance sheet as a component of shareholders' equity. Previously, minority interests generally were reported in the balance sheet as a separate caption between non-current liabilities and shareholders' equity. In addition, SFAS 160 clarifies that consolidated net income should include amounts attributable to both the parent and the noncontrolling interest. Previously, net income attributable to the noncontrolling interest was reported as an expense or other deduction in arriving at consolidated net income. SFAS 160 also establishes that once control of a subsidiary is obtained, changes in ownership interests in that subsidiary that do not result in a loss of control shall be accounted for as equity transactions, not as step acquisitions under SFAS 141. Finally, SFAS 160 clarifies that losses will now be attributed to noncontrolling interest holders even if that means that their equity balances would be reduced to amounts less than zero. Previous accounting rules generally did not allow the equity balance of a noncontrolling interest holder to be reduced to an amount less than zero. The provisions of SFAS 160 are to be applied prospectively beginning January 1, 2009 except for the presentation and disclosure requirements, which will be applied retrospectively to all periods presented in U.S. Cellular's financial statements issued on or after January 1, 2009. U.S. Cellular adopted SFAS 160 effective January 1, 2009. Since U.S. Cellular has significant noncontrolling interests, this standard will affect the presentation and disclosure of U.S. Cellular's noncontrolling interests, but generally not the recorded amount, as discussed in this paragraph.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133 ("SFAS 161"). SFAS 161 expands the disclosure requirements for derivative instruments and hedging activities. The Statement specifically requires entities

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

to provide enhanced disclosures addressing the following: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. U.S. Cellular adopted SFAS 161 effective January 1, 2009, and such adoption will have no impact on its financial statement disclosures.

In April 2008, the FASB issued FSP FAS 142-3, Determination of the Useful Life of Intangible Assets ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. The intent of FSP FAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. U.S. Cellular adopted FSP FAS 142-3 effective January 1, 2009, and such adoption will have no material impact on its financial position or results of operations.

In November 2008, the FASB ratified Emerging Issues Task Force (EITF) Issue No. 08-6, Equity Method Investment Accounting Considerations, EITF Issue No. 08-7, Accounting for Defensive Intangible Assets, and EITF Issue No. 08-8, Accounting for an Instrument (or an Embedded Feature) with a Settlement Amount That Is Based on the Stock of an Entity's Consolidated Subsidiary, to help clarify the application of SFAS 141(R) and SFAS 160. U.S. Cellular adopted the EITF Issues effective January 1, 2009, and such adoption will have no material impact to its financial position or results of operations.

NOTE 2 INVESTMENT GAINS AND LOSSES

Prior to August 7, 2008, U.S. Cellular held 370,882 Common Shares of Rural Cellular Corporation ("RCC"). On August 7, 2008, RCC was acquired by Verizon Wireless, with shareholders of RCC receiving cash of $45 per share in exchange for each RCC share owned. Accordingly, in August 2008, U.S. Cellular received total cash proceeds of $16.7 million, recognized a pre-tax gain of $16.4 million and recorded a current tax liability of $5.8 million related to the exchange. The tax liability was substantially extinguished through 2008 estimated tax payments. As a result of the exchange, U.S. Cellular no longer had any interest in RCC as of December 31, 2008.

Prior to and during May 2007, U.S. Cellular held Vodafone American Depository Receipts ("ADRs") which were obtained in connection with the sale of non-strategic investments. U.S. Cellular entered into a number of variable prepaid forward contracts ("forward contracts") related to the Vodafone ADRs that it held. The forward contracts matured in May 2007. U.S. Cellular settled the forward contracts by delivery of Vodafone ADRs pursuant to the formula in such forward contracts and then disposed of all remaining Vodafone ADRs. U.S. Cellular recognized a pre-tax gain of $131.7 million at the time of delivery and sale of the shares in May 2007. As a result, after this settlement in May 2007, U.S. Cellular no longer owned any Vodafone ADRs and no longer had any liability or other obligations under the related forward contracts.

In 2006 and 2007, prior to the maturity of the forward contracts related to the Vodafone ADRs in May 2007, U.S. Cellular accounted for embedded collars in the forward contracts as derivative instruments under the provisions of SFAS 133. Accordingly, changes in the fair value of the embedded collars were recorded as Fair value adjustment of derivative instruments in the Consolidated Statement of Operations. Such fair value changes resulted in a loss of $5.4 million and $63.0 million in 2007 and 2006, respectively. U.S. Cellular estimated the fair value of the embedded collars by application of the Black-Scholes valuation model.

In October of 2006, U.S. Cellular completed the sale of its interest in Midwest Wireless Communications, LLC ("Midwest Wireless") and recorded a gain of $70.4 million. Additional gains of

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 2 INVESTMENT GAINS AND LOSSES (Continued)

$6.3 million and $0.3 million were recorded in 2007 and 2008, respectively, in connection with the release of certain proceeds held in escrow at the time of sale. See Note 6—Acquisitions, Divestitures and Exchanges for more information on the disposition of Midwest Wireless.

NOTE 3 INCOME TAXES

Income tax expense charged to Income before income taxes and minority interest is summarized as follows:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Current
Federal	$80,558	$223,952	$137,793
State	10,618	19,262	15,756
Deferred
Federal	(54,814)	(31,775)	(39,578)
State	(28,307)	5,272	6,633

	$8,055	$216,711	$120,604

A reconciliation of U.S. Cellular's income tax expense computed at the statutory rate to the reported income tax expense, and the statutory federal income tax expense rate to U.S. Cellular's effective income tax expense rate is as follows:

	2008		2007		2006
Year Ended December 31,	Amount	Rate	Amount	Rate	Amount	Rate
(Dollars in millions)
Statutory federal income tax expense and rate	$23.2	35.0%	$191.3	35.0%	$109.6	35.0%
State income taxes, net of federal benefit	(10.5)	(15.9)	18.4	3.4	14.2	4.5
Effects of minority share of income excluded from consolidated federal income tax return(1)	(4.5)	(6.8)	2.1	0.4	(3.9)	(1.2)
Effects of gains (losses) on investments, sales of assets and impairment of assets	1.3	2.0	—	—	—	—
Resolution of prior period tax issues	(2.1)	(3.1)	0.7	0.1	(0.1)	—
Other	0.7	1.0	4.2	0.8	0.8	0.2

Effective income tax expense and rate	$8.1	12.2%	$216.7	39.7%	$120.6	38.5%

(1)
Minority share of income includes a $4.6 million charge in 2007 related to the write-off of deferred tax assets established in prior years for certain partnerships.

U.S. Cellular's current net deferred tax asset totaled $19.5 million and $18.6 million at December 31, 2008 and 2007, respectively. The 2008 and 2007 current net deferred tax asset primarily represents the deferred tax effects of accrued liabilities and the allowance for doubtful accounts on customer receivables.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 INCOME TAXES (Continued)

U.S. Cellular's noncurrent deferred income tax assets and liabilities at December 31, 2008 and 2007 and the temporary differences that gave rise to them were as follows:

December 31,	2008	2007
(Dollars in thousands)
Noncurrent deferred tax assets
Net operating loss carryforward ("NOL")	$31,236	$30,126
Other	29,665	32,647

	60,901	62,773
Less valuation allowance	(23,565)	(22,874)

Total noncurrent deferred tax assets	37,336	39,899
Noncurrent deferred tax liabilities
Licenses/intangibles	202,606	286,965
Property, plant and equipment	258,453	216,583
Partnership investments	51,059	85,498
Other	3,324	5,265

Total noncurrent deferred tax liabilities	515,442	594,311

Net noncurrent deferred income tax liability	$478,106	$554,412

At December 31, 2008, U.S. Cellular and certain subsidiaries had $567.3 million of state NOL carryforwards (generating a $27.2 million deferred tax asset) available to offset future taxable income primarily of the individual subsidiaries which generated the losses. The state NOL carryforwards expire between 2009 and 2028. Certain subsidiaries which are not included in the federal consolidated income tax return, but file separate federal tax returns, had federal NOL carryforwards (generating a $4.0 million deferred tax asset) available to offset future taxable income. The federal NOL carryforwards expire between 2009 and 2028. A valuation allowance totaling $23.6 million was established for certain state NOL carryforwards and federal NOL carryforwards since it is more likely than not that a portion of such carryforwards will expire before they can be utilized.

Effective January 1, 2007, U.S. Cellular adopted FIN 48. In accordance with FIN 48, U.S. Cellular recognized a cumulative effect adjustment of $1.3 million, increasing its liability for unrecognized tax benefits, interest and penalties and reducing the January 1, 2007 balance of Retained earnings.

At December 31, 2008, U.S. Cellular had $27.8 million in unrecognized tax benefits which, if recognized, would reduce income tax expense by $15.3 million, net of the federal benefit from state income taxes. At December 31, 2007, U.S. Cellular had $33.9 million in unrecognized tax benefits, which, if recognized, would reduce income tax expense by $16.1 million, net of the federal benefit from state income taxes.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(Dollars in thousands)	2008	2007
Balance at January 1,	$33,890	$25,751
Additions for tax positions of current year	4,858	6,213
Additions for tax positions of prior years	692	2,793
Reductions for tax positions of prior years	(5,320)	(491)
Reductions for settlements of tax positions	(3,177)	(117)
Reductions for lapses in statutes of limitations	(3,157)	(259)

Balance at December 31,	$27,786	$33,890

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 3 INCOME TAXES (Continued)

Unrecognized tax benefits are included in Accrued taxes and Other deferred liabilities and credits in the Consolidated Balance Sheet.

As of December 31, 2008, U.S. Cellular believes it is reasonably possible that unrecognized tax benefits could change in the next twelve months. The nature of the uncertainty relates to the exclusion of certain transactions from state income taxes due primarily to anticipated closure of state income tax audits and the expiration of statutes of limitation. It was anticipated that these events could reduce unrecognized tax benefits in the range of $0.2 million to $3.4 million.

U.S. Cellular recognizes accrued interest and penalties related to unrecognized tax benefits in income tax expense. The amounts charged to income tax expense totaled $4.4 million and $2.6 million in 2008 and 2007, respectively. Accrued interest and penalties were $13.2 million and $8.8 million at December 31, 2008 and 2007, respectively.

U.S. Cellular is included in TDS' consolidated federal income tax return. U.S. Cellular also files various state and local income tax returns. With few exceptions, U.S. Cellular is no longer subject to federal, state and local income tax examinations by tax authorities for years prior to 2002. TDS' consolidated federal income tax returns for the years 2002 - 2007, which include U.S. Cellular, are currently under examination by the Internal Revenue Service. Also, certain of U.S. Cellular's state income tax returns are under examination by various state taxing authorities.

NOTE 4 VARIABLE INTEREST ENTITIES

From time to time, the FCC conducts auctions through which additional spectrum is made available for the provision of wireless services. U.S. Cellular participated in spectrum auctions indirectly through its interests in Aquinas Wireless L.P. ("Aquinas Wireless"), King Street Wireless L.P. ("King Street Wireless"), Barat Wireless L.P. ("Barat Wireless") and Carroll Wireless L.P. ("Carroll Wireless"), collectively, the "limited partnerships." Each entity qualified as a "designated entity" and thereby was eligible for bid credits with respect to licenses purchased in accordance with the rules defined by the FCC for each auction. In most cases, the bidding credits resulted in a 25% discount from the gross winning bid. Some licenses were "closed licenses," for which no credit was received, but bidding was restricted to bidders qualifying as "entrepreneurs," which are small businesses that have a limited amount of assets and revenues.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 VARIABLE INTEREST ENTITIES (Continued)

A summary of the auctions in which each entity participated and the auction results for each of these entities are shown in the table below.

	FCC Auction	Auction End Date	Date Applications Granted by FCC	Number of Licenses Won
Aquinas Wireless	78	August 20, 2008	(1)	5	(2)
King Street Wireless	73	March 20, 2008	(1)	152	(2)
Barat Wireless	66	September 18, 2006	April 30, 2007	17
Carroll Wireless	58	February 15, 2005	January 6, 2006	16

  (1)
  Licenses have not yet been granted by the FCC for Auctions 78 and 73 at December 31, 2008.

  (2)
  Provisionally won.

Although the bidding in Auction 73 and Auction 78 has ended, the FCC has granted only a few of the licenses to winning bidders. There is no prescribed timeframe for the FCC to review the qualifications of the various winning bidders and grant licenses.

Consolidated Variable Interest Entities

As of December 31, 2008, U.S. Cellular consolidates the following variable interest entities ("VIEs"):

•
Aquinas Wireless;

•
King Street Wireless and King Street Wireless, Inc., the general partner of King Street Wireless;

•
Barat Wireless and Barat Wireless, Inc., the general partner of Barat Wireless; and

•
Carroll Wireless and Carroll PCS, Inc., the general partner of Carroll Wireless.

FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51 ("FIN 46(R)"), establishes certain criteria for consolidation when voting control is not present. Specifically, for a variable interest entity, as such term is defined by FIN 46(R), an entity, referred to as the primary beneficiary, that absorbs a majority of the variable interest entity's expected gains or losses is required to consolidate such a variable interest entity. U.S. Cellular holds a variable interest in the entities listed above due to capital contributions and/or advances it has provided to these entities. Given the significance of these contributions and/or advances in relation to the equity investment at risk, U.S. Cellular was deemed to be the primary beneficiary of these VIEs. Without financial support from U.S. Cellular, these VIEs are unable to finance their operations (i.e., participate in FCC auctions and construct wireless networks). Accordingly, these VIEs are consolidated pursuant to FIN 46(R) because U.S. Cellular anticipates benefiting from or absorbing a majority of these VIEs' expected gains or losses.

Following is a summary of the capital contributions and advances made to each entity by U.S. Cellular:

As of December 31, 2008	Capital Contributions and Advances(1)
(Dollars in millions)
Aquinas Wireless	$2.1
King Street Wireless & King Street Wireless, Inc.	300.5
Barat Wireless & Barat Wireless, Inc.	127.3
Carroll Wireless & Carroll PCS, Inc.	130.1

$560.0

(1)
Excludes funds provided to these entities solely from shareholder of the general partner.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 VARIABLE INTEREST ENTITIES (Continued)

The following table presents the classification of the consolidated VIEs' assets and liabilities in U.S. Cellular's Consolidated Balance Sheet:

December 31,	2008	2007
(Dollars in thousands)
Assets
Cash	$684	$91
Licenses	487,962	256,836

Total assets	$488,646	$256,927

Liabilities
Unearned revenues	63	13

Total liabilities	$63	$13

Non-consolidated VIE

U.S. Cellular has a variable interest in Aquinas Wireless, Inc., the general partner of Aquinas Wireless, as a result of providing a loan of $18,000 to Aquinas Wireless, Inc. Considering the relative insignificance of such loan in relation to the amount of Aquinas Wireless, Inc.'s equity investment at risk, it was determined that U.S. Cellular is not the primary beneficiary of this entity. Accordingly, this variable interest entity is not consolidated into U.S. Cellular's financial statements because U.S. Cellular does not anticipate benefiting from or absorbing a majority of this VIE's expected gains or losses.

U.S. Cellular's loan of $18,000 to Aquinas Wireless, Inc. represented U.S. Cellular's maximum exposure to loss from its relationship with Aquinas Wireless, Inc. as of December 31, 2008. This amount was included in Other current assets in U.S. Cellular's Consolidated Balance Sheet as of December 31, 2008.

Other Related Matters

U.S. Cellular may agree to make additional capital contributions and/or advances to the VIEs discussed above and/or to their general partners to provide additional funding for the development of licenses granted in the various auctions. U.S. Cellular may finance such amounts with a combination of cash on hand, borrowings under its revolving credit agreement and/or long-term debt. There is no assurance that U.S. Cellular will be able to obtain additional financing on commercially reasonable terms or at all to provide such financial support.

The general partner of each of these consolidated and non-consolidated VIEs has the right to manage and operate the limited partnerships; however, the general partner needs consent of the limited partner, a subsidiary of U.S. Cellular, in certain limited circumstances, such as to make certain large expenditures, admit other partners, or liquidate the limited partnerships.

The limited partnership agreements also provide the general partner with a put option whereby the general partner may require the limited partner, a subsidiary of U.S. Cellular, to purchase its interest in the limited partnerships. The general partner's put options related to its interests in Carroll Wireless and Barat Wireless will become exercisable in 2011 and 2017, respectively. The exercise dates of the put options related to the general partner's interests in King Street Wireless and Aquinas Wireless are not yet fixed and are subject to the timing of future events as defined in the terms of the respective limited partnership agreements. The put option price is determined pursuant to a formula that takes into consideration fixed interest rates and the market value of U.S. Cellular's Common Shares. Upon exercise of the put option, the general partner is required to repay borrowings due to U.S. Cellular. If the general partner does not elect to exercise its put option, the general partner may trigger an appraisal process in which the limited partner (a subsidiary of U.S. Cellular) may have the right, but not the obligation, to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 4 VARIABLE INTEREST ENTITIES (Continued)

purchase the general partner's interest in the limited partnership at a price and on other terms and conditions specified in the limited partnership agreement. In accordance with EITF Issue D-98, Classification and Measurement of Redeemable Securities, U.S. Cellular calculates a theoretical redemption value for all of the puts assuming they are exercisable at the end of each reporting period, even though such exercise is not contractually permitted. This theoretical redemption value, net of amounts payable to U.S. Cellular for loans (and accrued interest thereon) made by U.S. Cellular to the general partners, is recorded as a component of Minority Interest in U.S. Cellular's Consolidated Balance Sheet. Changes in the redemption value of the put options, net of interest accrued on the loans, are recorded as a component of Minority share of income.

These consolidated and non-consolidated VIEs are in the process of developing long-term business and financing plans. These entities were formed to participate in FCC auctions of wireless spectrum and to fund, establish, and provide wireless service with respect to any FCC licenses won in the auctions. As such, these entities have risks similar to those described in the "Risk Factors" in the U.S. Cellular's Annual Report on Form 10-K.

NOTE 5 EARNINGS PER SHARE

Basic earnings per share is computed by dividing Net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing Net income by the weighted average number of common shares adjusted to include the effects of potentially dilutive securities. Potentially dilutive securities include incremental shares issuable upon exercise of outstanding stock options and the vesting of restricted stock units.

The amounts used in computing Earnings per Common and Series A Common Share and the effect of potentially dilutive securities on the weighted average number of Common and Series A Common Shares are as follows:

Year ended December 31,	2008	2007	2006
(Dollars and shares in thousands, except earnings per share)
Net income	$32,990	$314,734	$179,490

Weighted average number of shares used in basic earnings per share	87,457	87,730	87,346
Effect of dilutive securities:
Stock options(1)	150	569	633
Restricted stock units(2)	147	182	130

Weighted average number of shares used in diluted earnings per share	87,754	88,481	88,109

Basic earnings per share	$0.38	$3.59	$2.05

Diluted earnings per share	$0.38	$3.56	$2.04

(1)
Stock options exercisable into 1,102,551 Common Shares in 2008, 2,506 Common Shares in 2007 and 188,749 Common Shares in 2006 were not included in computing Diluted earnings per share because their effects were antidilutive.

(2)
Restricted stock units exercisable into 176,023 Common Shares in 2008 were not included in computing Diluted earnings per share because their effects were antidilutive.

The 2007 weighted average number of shares used in computing Diluted earnings per share does not include the impact of the unsettled accelerated share repurchases ("ASR") at December 31, 2007 because the effects were antidilutive. See Note 17—Common Shareholders' Equity for a discussion of U.S. Cellular's purchase of its Common Shares from an investment banking firm pursuant to ASR transactions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 6 ACQUISITIONS, DIVESTITURES AND EXCHANGES

U.S. Cellular assesses its existing wireless interests on an ongoing basis with a goal of improving the competitiveness of its operations and maximizing its long-term return on investment. As part of this strategy, U.S. Cellular reviews attractive opportunities to acquire additional operating markets and wireless spectrum. In addition, U.S. Cellular may seek to divest outright or include in exchanges for other wireless interests those markets and wireless interests that are not strategic to its long-term success.

2008 Activity

Significant Transactions Pending as of December 31, 2008:

In October 2008, U.S. Cellular entered into an agreement to acquire six 12 megahertz Block C licenses in the lower 700 megahertz band of the wireless spectrum covering portions of three states (Kansas, Missouri and Oklahoma) for $9.0 million in cash. This transaction closed in January 2009.

A FCC auction of spectrum in the PCS and AWS-1 bands, designated by the FCC as Auction 78, began on August 13, 2008 and closed August 20, 2008. U.S. Cellular participated in Auction 78 indirectly through its interest in Aquinas Wireless. Aquinas Wireless paid $2.1 million to the FCC for five licenses for which it was the provisional winning bidder in the auction.

U.S. Cellular also participated in the 2008 FCC auction of spectrum in the 700 megahertz band, known as Auction 73, which closed on March 20, 2008. U.S. Cellular participated in Auction 73 indirectly through its interest in King Street Wireless. King Street Wireless paid $300.5 million to the FCC for the 152 licenses for which it was the provisional winning bidder in the auction.

There is no prescribed timeframe for the FCC to review the qualifications of the various winning bidders and grant licenses related to Auctions 78 and 73. As of December 31, 2008, the FCC had not granted the licenses to Aquinas Wireless or King Street Wireless. See Note 4—Variable Interest Entities, for further details on Aquinas Wireless and King Street Wireless and the licenses acquired in Auctions 78 and 73.

Significant Transactions Completed as of December 31, 2008:

In December 2008, as a result of two acquisitions, U.S. Cellular purchased seven 12 megahertz Block C licenses in the Lower 700 megahertz band of the wireless spectrum in the state of Missouri for $19.6 million in cash.

In May 2008, U.S. Cellular acquired the remaining 50%-ownership interest of North Carolina RSA 1 Partnership, a wireless market operator in which U.S. Cellular had previously owned a 50% non-operating, unconsolidated interest, for $6.9 million in cash.

In March 2008, U.S. Cellular acquired six 12 megahertz Block C licenses in the Lower 700 megahertz band of the wireless spectrum in Maine for $5.0 million in cash.

In October 2006, U.S. Cellular's interest in Midwest Wireless Communications, LLC was sold to Alltel Corporation. In connection with the sale, U.S. Cellular became entitled to receive approximately $106.0 million in cash. Of this amount, $95.1 million was distributed upon closing and $10.9 million was held in escrow to secure certain true-up, indemnification and other possible adjustments; the funds held in escrow were to be distributed in installments over a period of four to fifteen months following the closing. U.S. Cellular received $6.6 million and $4.3 million of funds from the escrow, plus interest of $0.2 million and $0.3 million, in 2008 and 2007, respectively.

In November 2007, U.S. Cellular entered into an exchange agreement with Sprint Nextel Corporation which provided for U.S. Cellular to receive personal communication service ("PCS") spectrum in eight licenses covering portions of Oklahoma, West Virginia, Maryland and Iowa, in exchange for U.S. Cellular delivering PCS spectrum in eight licenses covering portions of Illinois. In connection with the exchange, U.S. Cellular recognized a pre-tax loss of $20.8 million during the fourth quarter of 2007. This transaction

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NOTE 6 ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

closed on March 19, 2008. The loss from the exchange was included in Loss on impairment of intangible assets in the Consolidated Statement of Operations.

U.S. Cellular's aggregate acquisitions for the year ended December 31, 2008 and the allocation of the purchase price for these acquisitions were as follows:

		Allocation of Purchase Price
(Dollars in thousands)	Purchase price(1)	Goodwill(2)	Licenses	Customer lists	Net tangible assets/(liabilities)
Auction 73 licenses(3)	$300,479	$—	$300,479	$—	$—
Missouri licenses	19,575	—	19,575	—	—
North Carolina RSA 1 partnership	6,900	1,632	4,180	81	1,007
Maine licenses	5,000	—	5,000	—	—
Other	10,017	1,331	8,388	964	(666)

Total	$341,971	$2,963	$337,622	$1,045	$341

(1)
An aggregate of $0.3 million is recorded as a component of Other current liabilities in U.S. Cellular's December 31, 2008 Consolidated Balance Sheet.

(2)
$1.6 million of the goodwill is deductible for tax purposes.

(3)
Includes licenses to be granted with respect to Auction 73 to King Street Wireless, L.P ("King Street Wireless"). U.S. Cellular consolidates King Street Wireless for financial statement purposes pursuant to the guidelines of FIN 46(R) because U.S. Cellular anticipates benefiting from or absorbing a majority of King Street Wireless' expected gains or losses.

2007 Activity

In February 2007, U.S. Cellular purchased 100% of the membership interests of Iowa 15 Wireless, LLC and obtained a 25 megahertz FCC license to provide wireless service in Iowa RSA 15 for $18.3 million in cash. This acquisition increased investments in Licenses, Goodwill and Customer lists by $7.9 million, $5.9 million and $1.6 million, respectively. The goodwill of $5.9 million was deductible for income tax purposes.

U.S. Cellular also executed other relatively insignificant acquisitions during 2007. In aggregate, the 2007 acquisitions, divestitures and exchanges increased Licenses by $11.1 million, Goodwill by $5.9 million and Customer lists by $1.6 million.

2006 Activity

U.S. Cellular participated in the 2006 FCC auction of wireless spectrum, designated by the FCC as Auction 66, indirectly through its interest in Barat Wireless. Barat Wireless won seventeen licenses for which it had bid $127.1 million, net of its bid credit. See Note 4—Variable Interest Entities, for further details on Barat Wireless and the licenses acquired in Auction 66.

In October 2006, U.S. Cellular sold its interest in Midwest Wireless Communications, LLC to Alltel Corporation. U.S. Cellular received $95.1 million in cash upon closing of the sale. The remaining sale proceeds were distributed in 2008 and 2007, as discussed above.

In April 2006, U.S. Cellular purchased the remaining ownership interest in Tennessee RSA 3, in which it had previously owned a 16.7% interest, for approximately $18.9 million in cash. This acquisition increased investments in Licenses, Goodwill and Customer lists by $5.6 million, $4.1 million and $2.0 million, respectively. The $4.1 million of goodwill was not deductible for income tax purposes.

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NOTE 6 ACQUISITIONS, DIVESTITURES AND EXCHANGES (Continued)

In aggregate, the 2006 acquisitions, divestitures and exchanges increased Licenses by $132.7 million, Goodwill by $4.1 million and Customer lists by $2.0 million.

Unaudited pro forma financial information related to U.S. Cellular's 2008 acquisitions has not been presented because the financial statement impact of these acquisitions, individually and in the aggregate, was not material to U.S. Cellular's consolidated results of operations for 2008.

NOTE 7 LICENSES AND GOODWILL

Changes in U.S. Cellular's licenses and goodwill are presented below. See Note 6—Acquisitions, Divestitures and Exchanges for information regarding transactions which affected licenses and goodwill during the periods.

Year Ended December 31,	2008	2007
(Dollars in thousands)
Licenses
Balance, beginning of year	$1,482,446	$1,494,327
Acquisitions	337,622	11,096
Impairments	(386,653)	(22,977)

Balance, end of year	$1,433,415	$1,482,446

Year Ended December 31,	2008	2007
(Dollars in thousands)
Goodwill
Balance, beginning of year	$491,316	$485,452
Acquisitions	2,963	5,864

Balance, end of year	$494,279	$491,316

U.S. Cellular performs the required annual impairment assessment of its licenses and goodwill in the second quarter of the year. U.S. Cellular did not recognize an impairment of licenses or goodwill as a result of its annual impairment tests in the second quarter of 2008. As a result of the further deterioration in the credit and financial markets and the accelerated decline in the overall economy in the fourth quarter of 2008, U.S. Cellular performed another impairment assessment of licenses and goodwill as of December 31, 2008. Such impairment assessment considered the recent economic events, and resulted in the application of a higher discount rate when projecting future cash flows and lower than previously projected earnings in the wireless industry.

The following were the results of such impairment tests at December 31, 2008:

•
The estimated fair value of the U.S. Cellular reporting units exceeded their corresponding carrying values and, accordingly, goodwill within these reporting units was not deemed to be impaired.

•
The estimated fair value of certain licenses was less than their corresponding carrying values and, as a result, an impairment loss of $386.7 million was recognized. Of this amount, $330.6 million relates to licenses in developed operating markets, and $56.1 million relates to licenses that are not being utilized.

See Note 1—Summary of Significant Accounting Policies for additional information on the methodology used to evaluate licenses and goodwill.

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NOTE 7 LICENSES AND GOODWILL (Continued)

During 2007, U.S. Cellular recognized a $2.1 million impairment loss as a result of its annual impairment assessment in the second quarter of 2007. In addition, U.S. Cellular recognized an impairment of licenses of $20.8 million in the fourth quarter of 2007 in conjunction with an exchange of licenses with Sprint Nextel. See Note 6—Acquisitions, Divestitures and Exchanges for more information related to the Sprint Nextel exchange.

NOTE 8 CUSTOMER LISTS

Customer lists, which are intangible assets resulting from acquisitions of wireless markets, are amortized based on estimated customer retention periods reflecting historical experience. Amortization expense is determined using the double-declining balance method in the first year, switching to the straight-line method over the remainder of the estimated retention period. U.S. Cellular reviews its customer lists periodically to ensure that they are being amortized over periods which represent the actual retention periods for the acquired customers.

The changes in the customer lists during 2008 and 2007 were as follows:

Year Ended December 31,	2008	2007
(Dollars in thousands)
Balance, beginning of period	$15,375	$26,196
Acquisitions	1,045	1,560
Impairment	—	(1,947)
Amortization	(7,484)	(10,434)

Balance, end of period	$8,936	$15,375

In 2007, it was determined that the carrying value of certain customer list balances exceeded their estimated fair values and an impairment loss of $1.9 million was recorded. The loss was included in Loss on impairment of intangible assets in the Consolidated Statement of Operations. Fair values were determined based upon a present value analysis of expected future cash flows and customer churn rates.

Based on the Customer lists balance as of December 31, 2008, amortization expense for the years 2009-2013 is expected to be $4.9 million, $3.3 million, $0.4 million, $0.2 million and $0.1 million, respectively.

NOTE 9 MARKETABLE EQUITY SECURITIES

Information regarding U.S. Cellular's marketable equity securities and unrealized gains on marketable equity securities is summarized below:

Year Ended December 31,	2008	2007
(Dollars in thousands)
Rural Cellular Corporation—0 and 370,882 Common Shares, respectively	$—	$16,352
Accounting cost basis	—	(334)

Gross unrealized holding gains	—	16,018
Deferred income tax liability	—	(5,884)

Net unrealized holding gains	$—	$10,134

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NOTE 9 MARKETABLE EQUITY SECURITIES (Continued)

See Note 2—Investment Gains and Losses for details on the disposition of Rural Cellular Corporation Common Shares during 2008.

NOTE 10 INVESTMENT IN UNCONSOLIDATED ENTITIES

Investments in unconsolidated entities consist of amounts invested in wireless entities which are accounted for using either the equity or cost method as shown in the following table:

December 31,	2008	2007
(Dollars in thousands)
Equity method investments:
Capital contributions, loans and advances	$21,857	$23,521
Goodwill	1,171	966
Cumulative share of income	671,204	587,791
Cumulative share of distributions	(539,206)	(456,196)

	155,026	156,082
Cost method investments	1,611	1,611

Total investments in unconsolidated entities	$156,637	$157,693

Investments in unconsolidated entities include goodwill and costs in excess of the underlying book value of certain investments.

Equity in earnings of unconsolidated entities totaled $92.0 million, $90.0 million and $93.1 million in 2008, 2007 and 2006, respectively; of those amounts, U.S. Cellular's investment in the Los Angeles SMSA Partnership ("LA Partnership") contributed $66.1 million, $71.2 million and $62.3 million in 2008, 2007 and 2006, respectively. U.S. Cellular held a 5.5% ownership interest in the LA Partnership throughout and at the end of each of these years.

The following table summarizes the combined assets, liabilities and equity, and the combined results of operations of U.S. Cellular's equity method investments:

December 31,	2008	2007
(Dollars in thousands)
Assets
Current	$396,000	$401,000
Due from affiliates	417,000	429,000
Property and other	1,935,000	1,886,000

	$2,748,000	$2,716,000

Liabilities and Equity
Current liabilities	$240,000	$239,000
Deferred credits	74,000	97,000
Long-term debt	28,000	12,000
Long-term capital lease obligations	50,000	48,000
Partners' capital and shareholders' equity	2,356,000	2,320,000

	$2,748,000	$2,716,000

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NOTE 10 INVESTMENT IN UNCONSOLIDATED ENTITIES (Continued)

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Results of Operations
Revenues	$4,764,000	$4,498,000	$4,193,000
Operating expenses	3,358,000	3,076,000	2,903,000

Operating income	1,406,000	1,422,000	1,290,000
Other income, net	27,000	32,000	54,000

Net income	$1,433,000	$1,454,000	$1,344,000

NOTE 11 PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment in service and under construction, and related accumulated depreciation, as of December 31, 2008 and 2007 were as follows:

December 31,	Useful Lives (Years)	2008	2007
(Dollars in thousands)
Land	N/A	$26,045	$25,359
Buildings	20	275,307	254,650
Leasehold improvements	1-30	905,936	824,206
Cell site equipment	6-25	2,567,271	2,374,769
Switching equipment	1-8	877,664	803,908
Office furniture and equipment	3-5	527,592	441,762
Other operating equipment	5-25	302,640	271,941
System development	3-7	259,860	250,350
Work in process	N/A	142,068	162,170

		5,884,383	5,409,115
Accumulated depreciation		(3,264,007)	(2,814,019)

		$2,620,376	$2,595,096

Depreciation expense totaled $550.1 million, $543.1 million and $497.1 million in 2008, 2007 and 2006, respectively. Amortization expense on system development costs totaled $11.2 million, $15.9 million and $27.9 million in 2008, 2007 and 2006, respectively.

In 2008, 2007 and 2006, Loss on asset disposals, net included charges of $23.4 million, $19.4 million and $19.6 million, respectively, related to disposals of assets, trade-ins of older assets for replacement assets and other retirements of assets from service. In 2007, U.S. Cellular conducted a physical inventory of its significant cell site and switching assets. As a result, Loss on asset disposals, net also included a charge of $14.6 million in 2007 reflecting the results of the physical inventory and related valuation and reconciliation.

NOTE 12 ASSET RETIREMENT OBLIGATIONS

U.S. Cellular is subject to asset retirement obligations associated with its leased cell sites, switching office sites, retail store sites and office locations. Asset retirement obligations generally include obligations to restore leased land and retail store and office premises to their pre-lease conditions. These obligations are included in Other deferred liabilities and credits in the Consolidated Balance Sheet.

During the third quarters of 2008 and 2007, U.S. Cellular performed its annual review of the assumptions and estimated costs related to its asset retirement obligations. The results of the reviews (identified as

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NOTE 12 ASSET RETIREMENT OBLIGATIONS (Continued)

"Revisions in estimated cash outflows") and other changes in asset retirement obligations during 2008 and 2007 were as follows:

(Dollars in thousands)	2008	2007
Balance, beginning of period	$126,844	$127,639
Additional liabilities accrued	5,310	5,974
Revisions in estimated cash outflows	8,321	(15,331)
Acquisition of assets	419	348
Disposition of assets	(1,224)	(555)
Accretion expense	9,312	8,769

Balance, end of period	$148,982	$126,844

NOTE 13 NOTES PAYABLE

U.S. Cellular has used short-term debt to finance acquisitions, for general corporate purposes and to repurchase common shares. Proceeds from the sale of long-term debt from time to time have been used to reduce such short-term debt. Proceeds from the sale of non-strategic wireless and other investments from time to time also have been used to reduce short-term debt.

U.S. Cellular has a $700.0 million revolving credit facility available for general corporate purposes. At December 31, 2008, there were no outstanding borrowings and $0.3 million of outstanding letters of credit, leaving $699.7 million available for use. Borrowings under the revolving credit facility bear interest at the London Interbank Offered Rate ("LIBOR") plus a contractual spread based on U.S. Cellular's credit rating. U.S. Cellular may select borrowing periods of either seven days or one, two, three or six months. At December 31, 2008, the one-month LIBOR was 0.44% and the contractual spread was 60 basis points. If U.S. Cellular provides less than two days' notice of intent to borrow, interest on borrowings is the prime rate less 50 basis points (the prime rate was 3.25% at December 31, 2008). This credit facility expires in December 2009. In 2008, U.S. Cellular paid fees at an aggregate annual rate of 0.25% of the total facility. These fees totaled $1.7 million, $2.8 million, and $2.3 million in 2008, 2007, 2006, respectively.

Information concerning notes payable under this revolving credit facility is shown in the table below:

Year Ended December 31,	2008	2007
(Dollars in thousands)
Balance at the end of the year	$—	$—
Weighted average interest rate at the end of the year	N/A	N/A
Maximum amount outstanding during the year	$100,000	$60,000
Average amount outstanding during the year(1)	$20,833	$20,000
Weighted average interest rate during the year(1)	3.38%	6.03%

    (1)
    The average was computed based on month-end balances.

U.S. Cellular's interest cost on its revolving credit facility is subject to increase if its current credit rating from Standard & Poor's Rating Service and/or Moody's Investors Service was lowered and is subject to decrease if the rating was raised. The credit facility would not cease to be available or accelerate solely as a result of a downgrade in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to renew the existing credit facility or obtain access to new credit facilities in the future.

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NOTE 13 NOTES PAYABLE (Continued)

The maturity date of any borrowings under U.S. Cellular's revolving credit facility would accelerate in the event of a change in control.

The continued availability of the revolving credit facility requires U.S. Cellular to comply with certain negative and affirmative covenants, maintain certain financial ratios and make representations regarding certain matters at the time of each borrowing. The covenants also prescribe certain terms associated with intercompany loans from TDS or TDS subsidiaries to U.S. Cellular or U.S. Cellular subsidiaries. U.S. Cellular believes it was in compliance as of December 31, 2008 with all covenants and other requirements set forth in its revolving credit facility. There were no intercompany loans at December 31, 2008 or 2007.

NOTE 14 LONG-TERM DEBT

Long-term debt at December 31, 2008 and 2007 was as follows:

December 31,	2008	2007
(Dollars in thousands)
6.7% senior notes maturing in 2033	$544,000	$544,000
Unamortized discount	(11,252)	(11,707)

	532,748	532,293
7.5% senior notes maturing in 2034	330,000	330,000
8.75% senior notes maturing in 2032	130,000	130,000
Obligation on capital leases	4,146	—
Other 9.0% due in 2009	10,000	10,000

Total Long-term debt	1,006,894	1,002,293
Less: Current portion of long-term debt	10,258	—

Total Long-term debt, excluding current portion	$996,636	$1,002,293

Unsecured Notes

The 6.7% senior notes are due December 15, 2033. Interest is paid semi-annually. U.S. Cellular may redeem the notes, in whole or in part, at any time prior to maturity at a redemption price equal to the greater of (a) 100% of the principal amount of such notes, plus accrued but unpaid interest, or (b) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date on a semi-annual basis at the Treasury Rate plus 30 basis points.

The 7.5% senior notes are due June 15, 2034. Interest on the notes is payable quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time on and after June 17, 2009, at a redemption price equal to 100% of the principal amount redeemed plus accrued interest.

The 8.75% senior notes are due November 1, 2032. Interest is paid quarterly. U.S. Cellular may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount redeemed plus accrued interest.

General

The covenants of the long-term debt obligations place certain restrictions on U.S. Cellular, including restrictions on the ability of its subsidiaries, subject to certain exclusions, to incur additional liens, enter into sale and leaseback transactions, and sell, consolidate or merge assets.

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NOTE 14 LONG-TERM DEBT (Continued)

U.S. Cellular's long-term debt indentures do not contain any provisions resulting in acceleration of the maturities of outstanding debt in the event of a change in U.S. Cellular's credit rating. However, a downgrade in U.S. Cellular's credit rating could adversely affect its ability to obtain long-term debt financing in the future.

The annual requirements for principal payments on long-term debt over the next five years are $10.3 million in 2009. No principal payments, excluding capital lease obligations, are required in the years 2010 through 2013.

NOTE 15 FINANCIAL INSTRUMENTS

Financial instruments at December 31, 2008 and 2007 were as follows:

	2008		2007
December 31,	Book Value	Fair Value	Book Value	Fair Value
(Dollars in thousands)
Cash and cash equivalents	$170,996	$170,996	$204,533	$204,533
Current portion of long-term debt(1)	10,000	9,887	—	—
Long-term debt(1)	992,748	663,432	1,002,293	888,807

  (1)
  Excludes capital lease obligations

The book value of cash and cash equivalents approximates the fair value due to the short-term nature of these financial instruments. The fair value of U.S. Cellular's current portion of long-term debt, excluding capital lease obligations, was estimated using a discounted cash flow analysis. The fair value of U.S. Cellular's long-term debt, excluding capital lease obligations, was estimated using market prices for the 7.5% senior notes, the 8.75% senior notes and discounted cash flow analysis for the remaining debt. The computation of these fair values at December 31, 2008 is consistent with the guidance and framework set forth in SFAS 157.

NOTE 16 COMMITMENTS AND CONTINGENCIES

Contingent obligations not related to income taxes, including indemnities, litigation and other possible commitments, are accounted for in accordance with SFAS 5, which requires that an estimated loss be recorded if it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accordingly, those contingencies that are deemed to be probable and where the amount of the loss is reasonably estimable are accrued in the financial statements. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. Disclosure of a contingency is required if there is at least a reasonable possibility that a loss has been or will be incurred, even if the amount is not estimable. The assessment of contingencies is a highly subjective process that requires judgments about future events. Contingencies are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of contingencies could differ materially from amounts accrued in the financial statements.

Lease Commitments

U.S. Cellular is a party to various lease agreements, both as lessee and lessor, for office space, retail store sites, cell sites and equipment which are accounted for as operating leases. Certain leases have renewal options and/or fixed rental increases. Renewal options that are reasonably assured are included

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NOTE 16 COMMITMENTS AND CONTINGENCIES (Continued)

in determining the lease term. Any rent abatements or lease incentives, in addition to fixed rental increases, are included in the calculation of rent expense and calculated on a straight-line basis over the defined lease term.

U.S. Cellular accounts for certain lease agreements as capital leases. The short- and long-term portions of capital lease obligations totaled $0.3 million and $3.9 million, respectively, as of December 31, 2008, and $0.5 million and $1.3 million, respectively, as of December 31, 2007. The short- and long-term portions of capital lease obligations are included in Current portion of long-term debt and Long-term debt in the Consolidated Balance Sheet.

As of December 31, 2008, future minimum rental payments required under operating and capital leases and rental receipts expected under operating leases that have noncancellable lease terms in excess of one year were as follows:

(Dollars in thousands)	Operating Leases— Future Minimum Rental Payments	Operating Leases— Future Minimum Rental Receipts	Capital Leases— Future Minimum Rental Payments
2009	$128,565	$27,486	$628
2010	113,364	22,857	470
2011	96,624	17,307	486
2012	74,010	11,616	501
2013	56,382	4,583	513
Thereafter	519,364	1,287	6,013

Total	$988,309	$85,136	8,611

Less: Amount representing interest expense			(4,465)

Present value of minimum lease payments			4,146
Less current portion of obligations under capital leases			(258)

Long-term portion of obligations under capital leases			3,888

Rent expense totaled $139.6 million, $130.2 million and $116.1 million in 2008, 2007 and 2006, respectively. Rent revenue totaled $26.8 million, $23.8 million and $24.1 million in 2008, 2007 and 2006, respectively.

Indemnifications

U.S. Cellular enters into agreements in the normal course of business that provide for indemnification of counterparties. These agreements include certain asset sales and financing with other parties. The terms of the indemnification vary by agreement. The events or circumstances that would require U.S. Cellular to perform under these indemnities are transaction specific; however, these agreements may require U.S. Cellular to indemnify the counterparty for costs and losses incurred from any litigation or claims arising from the underlying transaction. U.S. Cellular is unable to estimate the maximum potential liability for these types of indemnifications as the amounts are dependent on the outcome of future events, the nature and likelihood of which cannot be determined at this time. Historically, U.S. Cellular has not made any significant indemnification payments under such agreements.

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NOTE 16 COMMITMENTS AND CONTINGENCIES (Continued)

Legal Proceedings

The United States Department of Justice ("DOJ") has notified U.S. Cellular and its parent, TDS, that each is a named defendant in a civil action brought by a private party in the U.S. District Court for the District of Columbia under the "qui tam" provisions of the federal False Claims Act. TDS and U.S. Cellular were advised that the complaint seeks return of approximately $165 million of bid credits from certain FCC auctions and requests treble damages. The complaint remains under seal pending the DOJ's consideration as to whether to intervene in the proceeding. The DOJ has not yet made any decision as to whether it will intervene. However, as a result of the complaint, the DOJ is investigating TDS' and U.S. Cellular's participation in certain spectrum auctions conducted by the FCC between 2005 and 2008, through Carroll Wireless, L.P., Barat Wireless, L.P., and King Street Wireless, L.P. These limited partnerships were winning bidders in Auction 58, Auction 66, and Auction 73, respectively, and received a 25% bid credit in the applicable auction price under FCC rules. The DOJ is investigating whether these limited partnerships qualified for the 25% bid credit in auction price considering their arrangements with TDS and U.S. Cellular. TDS and U.S. Cellular are cooperating with the DOJ's review. TDS and U.S. Cellular believe that U.S. Cellular's arrangements with these limited partnerships and the limited partnerships' participation in the FCC auctions complied with applicable law and FCC rules and each of TDS and U.S. Cellular intends to vigorously defend itself against any claim that it violated applicable law or FCC rules. At this time, U.S. Cellular cannot predict the outcome of this review or any proceeding.

U.S. Cellular is involved or may be involved from time to time in legal proceedings before the FCC, other regulatory authorities, and/or various state and federal courts. If U.S. Cellular believes that a loss arising from such legal proceedings is probable and can be reasonably estimated, an amount is accrued in the financial statements for the estimated loss. If only a range of loss can be determined, the best estimate within that range is accrued; if none of the estimates within that range is better than another, the low end of the range is accrued. The assessment of the expected outcomes of legal proceedings is a highly subjective process that requires judgments about future events. The legal proceedings are reviewed at least quarterly to determine the adequacy of accruals and related financial statement disclosures. The ultimate outcomes of legal proceedings could differ materially from amounts accrued in the financial statements.

Mandatorily Redeemable Minority Interest in Subsidiaries

Under SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity ("SFAS 150"), certain minority interests in consolidated entities with finite lives may meet the standard's definition of a mandatorily redeemable financial instrument and thus require reclassification as liabilities and re-measurement at the estimated amount of cash that would be due and payable to settle such minority interests under the applicable entity's organization agreement assuming an orderly liquidation of the finite-lived entity, net of estimated liquidation costs (the "settlement value"). U.S. Cellular's consolidated financial statements include certain minority interests that meet the standard's definition of mandatorily redeemable financial instruments. These mandatorily redeemable minority interests represent interests held by third parties in consolidated partnerships and limited liability companies ("LLCs"), where the terms of the underlying partnership or LLC agreement provide for a defined termination date at which time the assets of the subsidiary are to be sold, the liabilities are to be extinguished and the remaining net proceeds are to be distributed to the minority interest holders and U.S. Cellular in accordance with the respective partnership and LLC agreements. The termination dates of U.S. Cellular's mandatorily redeemable minority interests range from 2042 to 2107.

The settlement value of U.S. Cellular's mandatorily redeemable minority interests was estimated to be $149.9 million at December 31, 2008. This represented the estimated amount of cash that would be due and payable to settle these minority interests assuming an orderly liquidation of the finite-lived

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 16 COMMITMENTS AND CONTINGENCIES (Continued)

consolidated partnerships and LLCs on December 31, 2008, net of estimated liquidation costs. This amount is being disclosed pursuant to the requirements of FSP No. FAS 150-3, Effective Date, Disclosures, and Transition for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests under SFAS 150. U.S. Cellular has no current plans or intentions to liquidate any of the related partnerships or LLCs prior to their scheduled termination dates. The corresponding carrying value of the minority interests in finite-lived consolidated partnerships and LLCs at December 31, 2008 was $55.3 million, and was included in Minority interest in the Consolidated Balance Sheet. The excess of the aggregate settlement value over the aggregate carrying value of the mandatorily redeemable minority interests of $94.6 million was due primarily to the unrecognized appreciation of the minority interest holders' share of the underlying net assets in the consolidated partnerships and LLCs. Neither the minority interest holders' share, nor U.S. Cellular's share of the appreciation of the underlying net assets of these subsidiaries was reflected in the consolidated financial statements. The estimate of settlement value was based on certain factors and assumptions which are based on judgment. Changes in those factors and assumptions could result in a materially larger or smaller settlement amount.

NOTE 17 COMMON SHAREHOLDERS' EQUITY

Employee Benefit Plans

The following table summarizes Common Shares issued, including reissued Treasury Shares, for the employee benefit plans:

Year Ended December 31,	2008	2007
Employee stock options and awards	253,390	871,493
Employee stock purchase plan	30,177	9,154

	283,567	880,647

Tax-Deferred Savings Plan

U.S. Cellular has reserved 67,215 Common Shares for issuance under the TDS Tax-Deferred Savings Plan, a qualified profit-sharing plan pursuant to Sections 401(a) and 401(k) of the Internal Revenue Code. Participating employees have the option of investing their contributions in a U.S. Cellular Common Share fund, a TDS Common Share fund, a TDS Special Common Share fund, or certain unaffiliated funds.

Series A Common Shares

Series A Common Shares are convertible on a share-for-share basis into Common Shares. In matters other than the election of directors, each Series A Common Share is entitled to ten votes per share, compared to one vote for each Common Share. The Series A Common Shares are entitled to elect 75% of the directors (rounded down), and the Common Shares elect 25% of the directors (rounded up). As of December 31, 2008, a majority of U.S. Cellular's Common Shares and all of U.S. Cellular's outstanding Series A Common Shares were held by TDS.

Common Share Repurchase Program

Prior to November 18, 2008, the Board of Directors of U.S. Cellular had authorized the repurchase of up to 1% of the outstanding U.S. Cellular Common Shares held by non-affiliates in each three month period, primarily for use in employee benefit plans (the "Limited Authorization"). On November 18, 2008, the Board of Directors of U.S. Cellular amended the Limited Authorization to permit the repurchase of up to

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 COMMON SHAREHOLDERS' EQUITY (Continued)

5% of the outstanding U.S. Cellular Common Shares held by persons other than TDS affiliates in each twelve month period. This authorization does not have an expiration date.

During 2008, U.S. Cellular repurchased 600,000 Common Shares for $32.9 million, or an average of $54.87 per Common Share. As of December 31, 2008, the number of additional Common Shares that U.S. Cellular could have purchased during the twelve-months then ended pursuant to the Limited Authorization was 225,000.

In addition to U.S. Cellular's Limited Authorization discussed above, on March 6, 2007, the Board of Directors of U.S. Cellular authorized the repurchase of up to 500,000 Common Shares of U.S. Cellular from time to time through open market purchases, block transactions, private transactions or other methods (the "Additional Authorization").

During 2007, U.S. Cellular purchased 1,006,000 Common Shares from an investment banking firm in private accelerated share repurchase ("ASR") transactions dated April 4, July 10, and October 25, 2007. These purchases consisted of 506,000 shares under the Limited Authorization and 500,000 shares under the Additional Authorization. Activity related to these purchases is detailed in the table below.

(Dollars in thousands, except per share amounts)	April 4, 2007	July 10, 2007	October 25, 2007	Total
Number of shares purchased	670,000	168,000	168,000	1,006,000
ASR transactions
Initial purchase price paid to investment banking firm	$49,057	$16,145	$16,215	$81,417
Weighted average price per share	$73.22	$96.10	$96.52	$80.93
ASR settlements
Additional amount paid to (received from) investment banking firm(1)	$6,485	$(2,080)	$(2,474)	$1,931
Final total cost of shares, including discount and commission	$55,542	$14,065	$13,741	$83,348
Final weighted average price per share	$82.90	$83.72	$81.79	$82.85

(1)
The cash settlements with the investment banking firm occurred in December 2007 for the April 4, 2007 ASRs and in January 2008 for the July 10, 2007, and October 25, 2007 ASRs. These cash settlements, consisting of an additional payment of $6.5 million in 2007 and a refund of $4.6 million in 2008, resulted in an adjustment to U.S. Cellular's Additional paid-in capital upon the respective settlements.

U.S. Cellular did not repurchase any Common Shares in 2006.

Pursuant to certain employee and non-employee benefit plans, U.S. Cellular reissued 283,567, 880,647 and 632,929 Treasury Shares in 2008, 2007 and 2006, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 17 COMMON SHAREHOLDERS' EQUITY (Continued)

Accumulated Other Comprehensive Income

The cumulative balance of unrealized gains and (losses) on securities and derivative instruments and related income tax effects included in Accumulated other comprehensive income are as follows:

(Dollars in thousands)	2008	2007
Marketable Equity Securities
Balance, beginning of period	$10,134	$77,545
Add (deduct):
Unrealized gains	338	20,825
Deferred income tax expense	(124)	(7,647)

Net change in unrealized gains in comprehensive income	214	13,178

Recognized gain on disposition of marketable equity securities	(16,356)	(127,207)
Income tax expense	6,008	46,618

Net recognized gain in comprehensive income	(10,348)	(80,589)

Net change in comprehensive income	(10,134)	(67,411)

Balance, end of period	$—	$10,134

Derivative Instruments
Balance, beginning of period	$—	$2,837
Add (deduct):
Recognized gain on settlement of derivative instruments	—	(4,479)
Income tax expense	—	1,642

Net recognized gain in comprehensive income	—	(2,837)

Net change in comprehensive income	—	(2,837)

Balance, end of period	$—	$—

Accumulated Other Comprehensive Income
Balance, beginning of period	$10,134	$80,382
Net change in marketable equity securities	(10,134)	(67,411)
Net change in derivative instruments	—	(2,837)

Net change in comprehensive income	(10,134)	(70,248)

Balance, end of period	$—	$10,134

NOTE 18 STOCK-BASED COMPENSATION

U.S. Cellular has established the following stock-based compensation plans: a long-term incentive plan, an employee stock purchase plan, and a non-employee director compensation plan. Also, U.S. Cellular employees are eligible to participate in the TDS employee stock purchase plan.

Under the U.S. Cellular 2005 Long-Term Incentive Plan, U.S. Cellular may grant fixed and performance-based incentive and non-qualified stock options, restricted stock, restricted stock units, and deferred compensation stock unit awards to key employees. At December 31, 2008, the only types of awards outstanding are fixed non-qualified stock option awards, restricted stock unit awards, and deferred compensation stock unit awards.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 STOCK-BASED COMPENSATION (Continued)

At December 31, 2008, U.S. Cellular had reserved 3,766,000 Common Shares for equity awards granted and to be granted under the long-term incentive plan, and also had reserved 125,000 Common Shares for issuance to employees under an employee stock purchase plan. The maximum number of U.S. Cellular Common Shares that may be issued to employees under all stock-based compensation plans in effect at December 31, 2008, was 3,891,000. U.S. Cellular currently utilizes treasury stock to satisfy requirements for Common Shares issued pursuant to its various stock-based compensation plans.

U.S. Cellular also has established a Non-Employee Director Compensation Plan under which it has reserved 53,000 Common Shares for issuance as compensation to members of the Board of Directors who are not employees of U.S. Cellular or TDS.

On March 7, 2006, the U.S. Cellular Compensation Committee approved amendments to stock option award agreements. The amendments modify current and future options to extend the exercise period until 30 days following (i) the lifting of a "suspension" if options otherwise would expire or be forfeited during the suspension period and (ii) the lifting of a blackout if options otherwise would expire or be forfeited during a blackout period. U.S. Cellular temporarily suspended issuances of shares under the 2005 Long Term Incentive Plan between March 17, 2006 and October 10, 2006, as a consequence of late SEC filings. As required under the provisions of SFAS 123(R), U.S. Cellular evaluated the impact of this plan modification and recognized $1.5 million in stock-based compensation expense in 2006.

Long-Term Incentive Plan—Stock Options—Stock options granted to key employees are exercisable over a specified period not in excess of ten years. Stock options generally vest over periods of between three and five years from the date of grant. Stock options outstanding at December 31, 2008 expire between 2009 and 2018. However, vested stock options typically expire 30 days after the effective date of an employee's termination of employment for reasons other than retirement. Employees who leave at the age of retirement have 90 days (or one year if they satisfy certain requirements) within which to exercise their vested stock options. The exercise price of the option generally equals the market value of U.S. Cellular Common Shares on the date of grant.

U.S. Cellular granted 685,000, 477,000 and 559,000 stock options during 2008, 2007 and 2006, respectively. U.S. Cellular estimated the fair value of such stock options using the Black-Scholes valuation model and the assumptions shown in the table below.

	2008	2007	2006
Expected life	3.7 Years	3.1 Years	3.0 Years
Expected volatility	28.1% - 40.3%	22.5% - 25.7%	23.5% - 25.2%
Dividend yield	0%	0%	0%
Risk-free interest rate	1.2% - 3.5%	3.3% - 4.8%	4.5% - 4.7%
Estimated annual forfeiture rate	11.29%	9.60%	4.40%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 STOCK-BASED COMPENSATION (Continued)

A summary of U.S. Cellular stock options outstanding (total and portion exercisable) and changes during the three years ended December 31, 2008, is presented in the table below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (in years)
Outstanding at December 31, 2005	2,701,000	$38.80
(885,000 exercisable)
Granted	559,000	59.52	$14.07
Exercised	(546,000)	34.55		$14,324,000
Forfeited	(140,000)	41.50
Expired	(3,000)	40.90

Outstanding at December 31, 2006	2,571,000	$44.07
(1,430,000 exercisable)
Granted	477,000	$74.29	$16.74
Exercised	(1,523,000)	45.53		$55,912,000
Forfeited	(122,000)	57.05
Expired	(4,000)	34.44

Outstanding at December 31, 2007	1,399,000	51.65
(544,000 exercisable)
Granted	685,000	$56.99	$14.08
Exercised	(415,000)	37.90		$7,487,000
Forfeited	(38,000)	61.40
Expired	(5,000)	63.56

Outstanding at December 31, 2008	1,626,000	$57.15		$1,524,000	7.8
(624,000 exercisable)				$1,480,000	6.8

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between U.S. Cellular's closing stock price and the exercise price multiplied by the number of in-the-money options) that was received by the option holders upon exercise or that would have been received by option holders had all options been exercised on December 31, 2008.

Long-Term Incentive Plan—Restricted Stock Units—U.S. Cellular grants restricted stock unit awards, which generally vest after three years, to key employees.

U.S. Cellular estimates the fair value of restricted stock units based on the closing market price of U.S. Cellular shares on the date of grant. The fair value is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period. Awards granted under this plan prior to 2005 were classified as liability awards due to a plan provision which allowed participants to elect tax withholding in excess of minimum statutory tax rates. In 2005, this provision was removed from the plan and, thus, awards after 2005 have been classified as equity awards (except for awards that may be settled in stock or cash at the option of the recipient, which are classified as liability awards). All restricted stock units that were classified as liability awards vested prior to 2008.

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NOTE 18 STOCK-BASED COMPENSATION (Continued)

A summary of U.S. Cellular nonvested restricted stock units at December 31, 2008 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	377,000	$58.92
Granted	249,000	56.12
Vested	(153,000)	46.21
Forfeited	(16,000)	62.62

Nonvested at December 31, 2008	457,000	$61.51

The total fair value of liability classified restricted stock units that vested during 2007 and 2006 was $4.3 million and $7.6 million, respectively, as of the respective vesting dates. The total fair value of equity classified restricted stock units that vested during 2008 and 2007 was $8.3 million and $0.5 million, respectively, as of the respective vesting dates.

Long-Term Incentive Plan—Deferred Compensation Stock Units—Certain U.S. Cellular employees may elect to defer receipt of all or a portion of their annual bonuses and to receive a company matching contribution on the amount deferred. All bonus compensation that is deferred by employees electing to participate is immediately vested and is deemed to be invested in U.S. Cellular Common Share stock units. Upon distribution of such stock units, participants will receive U.S. Cellular Common Shares. The amount of U.S. Cellular's matching contribution depends on the portion of the annual bonus that is deferred. Participants receive a 25% match for amounts deferred up to 50% of their total annual bonus and a 33% match for amounts that exceed 50% of their total annual bonus; such matching contributions also are deemed to be invested in U.S. Cellular Common Share stock units. The matching contribution stock units vest ratably at a rate of one-third per year over three years. Upon vesting and distribution of such matching contribution stock units, participants will receive U.S. Cellular Common Shares.

U.S. Cellular estimates the fair value of deferred compensation matching contribution stock units based on the closing market price of U.S. Cellular Common Shares on the date of match. The fair value of such matching contribution stock units is then recognized as compensation cost on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

A summary of U.S. Cellular nonvested deferred compensation stock units at December 31, 2008 and changes during the year then ended is presented in the table below:

	Number	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2007	2,200	$67.30
Granted	4,100	56.23
Vested	(2,700)	60.78

Nonvested at December 31, 2008	3,600	$59.65

Employee Stock Purchase Plan—Under the 2003 Employee Stock Purchase Plan ("2003 ESPP"), eligible employees of U.S. Cellular and its subsidiaries may purchase a limited number of U.S. Cellular Common Shares on a quarterly basis. The 2003 ESPP became effective on April 1, 2003 and terminated on December 31, 2008. The U.S. Cellular 2009 Employee Stock Purchase Plan ("2009 ESPP") became effective January 1, 2009 and will terminate December 31, 2013. At December 31, 2008 U.S. Cellular had

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 18 STOCK-BASED COMPENSATION (Continued)

reserved 125,000 shares for issuance under the 2009 ESPP. U.S. Cellular employees are also eligible to participate in the TDS Employee Stock Purchase Plan.

Under these plans, the per share cost to participants is 85% of the market value of the U.S. Cellular Common Shares, TDS Common Shares or TDS Special Common Shares as of the issuance date. Under SFAS 123(R), the employee stock purchase plans are considered compensatory plans; therefore, recognition of compensation cost for stock issued under these plans is required. Compensation cost is measured as the difference between the cost of the shares to plan participants and the market value of the shares on the date of issuance.

Compensation of Non-Employee Directors—U.S. Cellular issued 700 and 1,150 Common Shares in 2007 and 2006, respectively, under its Non-Employee Director Compensation Plan. No Common Shares were issued under this plan in 2008.

Stock-Based Compensation Expense

The following table summarizes stock-based compensation expense recognized during 2008, 2007 and 2006:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Stock option awards	$7,331	$7,276	$12,821
Restricted stock unit awards	7,213	7,077	7,953
Deferred compensation matching stock unit awards	350	155	(830)
Awards under employee stock purchase plan	228	124	39
Awards under non-employee director compensation plan	—	49	70

Total stock-based compensation, before income taxes	15,122	14,681	20,053
Income tax benefit	(5,585)	(5,345)	(7,834)

Total stock-based compensation expense, net of income taxes	$9,537	$9,336	$12,219

In 2008, 2007 and 2006, stock-based compensation expense of $1.5 million, $1.2 million and $1.0 million, respectively, were recorded in System operations expense and $13.6 million, $13.5 million and $19.1 million, respectively, were recorded in Selling, general and administrative expense in the Consolidated Statement of Operations.

At December 31, 2008, unrecognized compensation cost for all U.S. Cellular stock-based compensation awards was $16.4 million. The unrecognized compensation cost for stock-based compensation awards at December 31, 2008 is expected to be recognized over a weighted average period of 1.6 years.

U.S. Cellular's tax benefits from the exercise of stock options and other awards totaled $6.7 million in 2008.

NOTE 19 SUPPLEMENTAL CASH FLOWS

Following are supplemental cash flow disclosures regarding interest paid and income taxes paid and certain noncash transactions:

Year Ended December 31,	2008	2007	2006
(Dollars in thousands)
Interest paid	$78,223	$84,095	$91,677
Income taxes paid	$116,525	$212,578	$147,743

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

NOTE 19 SUPPLEMENTAL CASH FLOWS (Continued)

U.S. Cellular withheld 368,231, 716,446 and 54,537 Common Shares with an aggregate value of $20.1 million, $60.0 million and $3.2 million in 2008, 2007, 2006, respectively, from employees who exercised stock options or who received a distribution of vested restricted stock awards. Such shares were withheld to cover the exercise price of stock options, if applicable, and required tax withholdings. U.S. Cellular disbursed a net of $2.3 million in cash from the exercise of stock options and vesting of other stock awards during 2008. Of that amount, $5.9 million was disbursed for payments of taxes which was offset by cash proceeds received upon the exercise of stock options of $3.6 million.

NOTE 20 RELATED PARTIES

U.S. Cellular is billed for all services it receives from TDS, pursuant to the terms of various agreements between it and TDS. The majority of these billings are included in U.S. Cellular's Selling, general and administrative expenses. Some of these agreements were established at a time prior to U.S. Cellular's initial public offering when TDS owned more than 90% of U.S. Cellular's outstanding capital stock and may not reflect terms that would be obtainable from an unrelated third party through arms-length negotiations. Billings from TDS to U.S. Cellular are based on expenses specifically identified to U.S. Cellular and on allocations of common expenses. Such allocations are based on the relationship of U.S. Cellular's assets, employees, investment in property, plant and equipment and expenses relative to all subsidiaries in the TDS consolidated group. Management believes the method TDS uses to allocate common expenses is reasonable and that all expenses and costs applicable to U.S. Cellular are reflected in its financial statements. Billings to U.S. Cellular from TDS totaled $113.3 million, $121.8 million and $108.9 million in 2008, 2007 and 2006, respectively.

NOTE 21 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following persons are partners of Sidley Austin LLP, the principal law firm of U.S. Cellular and its subsidiaries: Walter C.D. Carlson, a director of U.S. Cellular, a director and non-executive Chairman of the Board of Directors of TDS and a trustee and beneficiary of a voting trust that controls TDS; William S. DeCarlo, the General Counsel of TDS and an Assistant Secretary of TDS and certain subsidiaries of TDS; and Stephen P. Fitzell, the General Counsel of U.S. Cellular and TDS Telecommunications Corporation and an Assistant Secretary of U.S. Cellular and certain other subsidiaries of TDS. Walter C.D. Carlson does not provide legal services to TDS, U.S. Cellular or their subsidiaries. U.S. Cellular and its subsidiaries incurred legal costs from Sidley Austin LLP of $6.9 million in 2008, $6.6 million in 2007 and $6.9 million in 2006.

The Audit Committee of the Board of Directors is responsible for the review and oversight of all related party transactions, as such term is defined by the rules of the New York Stock Exchange.

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 REPORTS OF MANAGEMENT

Management's Responsibility for Financial Statements

Management of United States Cellular Corporation has the responsibility for preparing the accompanying consolidated financial statements and for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and, in management's opinion, were fairly presented. The financial statements included amounts that were based on management's best estimates and judgments. Management also prepared the other information in the annual report and is responsible for its accuracy and consistency with the financial statements.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited these consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and has expressed herein its unqualified opinion on these financial statements.

/s/ John E. Rooney	/s/ Steven T. Campbell	/s/ Kenneth R. Meyers
John E. Rooney President and Chief Executive Officer	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	Kenneth R. Meyers Chief Accounting Officer

75

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. U.S. Cellular's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Unites States of America ("GAAP"). U.S. Cellular's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the issuer; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and, where required, the Board of Directors of the issuer; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the issuer's assets that could have a material effect on the interim or annual consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of U.S. Cellular's management, including its Chief Executive Officer and Chief Financial Officer, U.S. Cellular conducted an evaluation of the effectiveness of its internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management has concluded that U.S. Cellular maintained effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control—Integrated Framework issued by the COSO.

The effectiveness of U.S. Cellular's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in the firm's report included herein.

/s/ John E. Rooney	/s/ Steven T. Campbell	/s/ Kenneth R. Meyers
John E. Rooney President and Chief Executive Officer	Steven T. Campbell Executive Vice President—Finance, Chief Financial Officer and Treasurer	Kenneth R. Meyers Chief Accounting Officer

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
United States Cellular Corporation:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, common shareholders' equity, and cash flows present fairly, in all material respects, the financial position of United States Cellular Corporation and its subsidiaries at December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit and the report of other auditors, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We did not audit the financial statements of Los Angeles SMSA Limited Partnership, a 5.5% owned entity accounted for by the equity method of accounting. The consolidated financial statements of United States Cellular Corporation reflect an investment in this partnership of $117,300,000 and $117,200,000 as of December 31, 2008 and 2007, respectively, and equity earnings of $66,100,000, $71,200,000, and $62,300,000, respectively for each of the three years in the period ended December 31, 2008. The financial statements of Los Angeles SMSA Limited Partnership were audited by other auditors whose report thereon has been furnished to us, and our opinion on the financial statements expressed herein, insofar as it relates to the amounts included for Los Angeles SMSA Limited Partnership, is based solely on the report of the other auditors. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.

As discussed in Notes 1 and 3 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in 2007.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

77

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chicago, Illinois
February 26, 2009

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United States Cellular Corporation

SELECTED CONSOLIDATED FINANCIAL DATA

Year Ended or at December 31,	2008	2007	2006	2005	2004
(Dollars in thousands, except per share amounts)
Operating data
Service revenues	$3,940,326	$3,679,237	$3,214,410	$2,827,022	$2,615,163
Equipment sales	302,859	267,027	258,745	203,743	191,255

Operating revenues	4,243,185	3,946,264	3,473,155	3,030,765	2,806,418
Operating income(a)	27,710	396,199	289,896	231,197	162,583
Equity in earnings of unconsolidated entities	91,981	90,033	93,119	66,719	64,161
Fair value adjustment of derivative instruments	—	(5,388)	(63,022)	44,977	25,791
Gain (loss) on disposition of investments	16,628	137,987	70,427	(6,203)	(15,061)
Income before income taxes and minority interest	66,128	546,501	313,138	261,347	159,469
Net income	$32,990	$314,734	$179,490	$154,951	$90,749
Basic weighted average shares outstanding (000s)	87,457	87,730	87,346	86,775	86,244
Basic earnings per share	$0.38	$3.59	$2.05	$1.79	$1.05
Diluted weighted average shares outstanding (000s)	87,754	88,481	88,109	87,464	86,736
Diluted earnings per share	$0.38	$3.56	$2.04	$1.77	$1.05
Balance sheet data
Property, plant and equipment, net	$2,620,376	$2,595,096	$2,628,848	$2,553,029	$2,418,861
Investments
Licenses	1,433,415	1,482,446	1,494,327	1,362,263	1,228,801
Goodwill	494,279	491,316	485,452	481,236	454,830
Marketable equity securities	—	16,352	253,912	225,387	282,829
Unconsolidated entities	156,637	157,693	150,325	172,093	161,894
Total assets	5,566,042	5,611,874	5,680,616	5,416,233	5,171,272
Long-term debt (excluding current portion)	996,636	1,002,293	1,001,839	1,161,241	1,160,786
Common shareholders' equity	$3,206,642	$3,196,156	$2,993,279	$2,741,038	$2,588,116
Current ratio(b)	1.4	1.4	1.0	0.8	1.0
Return on average equity(c)	1.0%	10.2%	6.3%	5.8%	3.6%

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(a)
Includes Loss on impairment of intangible assets of $386.7 million in 2008 and $24.9 million in 2007.

(b)
Current ratio is calculated by dividing current assets by current liabilities. These amounts are taken directly from the Consolidated Balance Sheet.

(c)
Return on average equity is calculated by dividing net income by the average of the beginning and ending common shareholders' equity. These amounts are taken from the Consolidated Statement of Operations and Consolidated Balance Sheet. The result is shown as a percentage.

79

United States Cellular Corporation

FIVE-YEAR STATISTICAL SUMMARY

At or Year Ended December 31,	2008	2007	2006	2005	2004
(Dollars in thousands, except per share and per customer amounts)
Market and customer statistics
Total number of consolidated markets(a)	239	218	201	189	175
Customers	6,196,000	6,102,000	5,815,000	5,482,000	4,945,000
Total population(b)
Consolidated markets	83,014,000	82,371,000	55,543,000	45,244,000	44,391,000
Consolidated operating markets	46,009,000	44,955,000	44,043,000	43,362,000	39,893,000
Market penetration(c)
Consolidated markets	7.5%	7.4%	10.5%	12.1%	11.1%
Consolidated operating markets	13.5%	13.6%	13.2%	12.6%	12.4%
Net customer additions	91,000	281,000	310,000	477,000	627,000
Postpay churn rate(d)	1.5%	1.4%	1.6%	1.6%	1.5%
Average monthly service revenue per customer(e)	$53.23	$51.17	$47.23	$45.24	$46.58
Operating statistics
Cell sites in service	6,877	6,383	5,925	5,428	4,856
Capital expenditures and system development costs	$585,590	$565,495	$579,785	$576,525	$636,097
Number of full-time equivalent employees	8,470	7,837	7,608	7,300	6,725
Operating income	$27,710	$396,199	$289,896	$231,197	$162,583
Operating income as a percent of service revenues	0.7%	10.8%	9.0%	8.2%	6.2%
Balance sheet information
Property, plant and equipment before accumulated depreciation	$5,884,383	$5,409,115	$5,120,994	$4,615,234	$4,104,200
Investment in licenses and goodwill	1,927,694	1,973,762	1,979,779	1,843,498	1,683,631
Total assets	5,566,042	5,611,874	5,680,616	5,416,233	5,171,272
Long-term debt outstanding (includes forward contracts)	996,636	1,002,293	1,196,695	1,296,241	1,190,786
Common Shares outstanding (000s)	55,046	55,046	55,046	55,046	55,046
Series A Common Shares outstanding (000s)	33,006	33,006	33,006	33,006	33,006
Common shareholders' equity	$3,206,642	$3,196,156	$2,993,279	$2,741,038	$2,588,116
Return on average equity(f)	1.0%	10.2%	6.3%	5.8%	3.6%

(a)
Markets whose results are included in U.S. Cellular's consolidated financial statements.

(b)
Calculated using Claritas population estimates for the preceding year. "Consolidated Markets" represents 100% of the population of the markets that U.S. Cellular consolidates. "Consolidated operating markets" are markets in which U.S. Cellular provides wireless services to customers as of December 31 of each year. This population measurement is used only for purposes of calculating market penetration (without duplication of population in overlapping markets).

(c)
Calculated by dividing "Customers" by "Total population of consolidated markets" or "Total population of consolidated operating markets."

(d)
Postpay churn rate represents the percentage of the postpay customer base that disconnects service each month.

(e)
The numerator of this calculation consists of service revenues for the respective 12-month period divided by 12. The denominator consists of the average number of U.S. Cellular wireless customers.

(f)
Return on average equity is calculated by dividing net income by the average of the beginning and ending Common shareholders' equity. These amounts are taken from the Consolidated Statement of Operations and Consolidated Balance Sheet. The result is shown as a percentage.

80

 United States Cellular Corporation

CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2008
Operating revenues	$1,037,856	$1,060,592	$1,091,875	$1,052,862
Loss on impairment of intangible assets(1)	—	—	—	386,653
Operating income (loss)	118,966	117,902	119,957	(329,115)
Gain on disposition of investments	—	—	16,628	—
Net income (loss)	$70,557	$72,602	$89,949	$(200,118)
Basic weighted average shares outstanding	87,571	87,571	87,460	87,340
Diluted weighted average shares outstanding	88,064	87,872	87,833	87,340
Basic earnings (loss) per share	$0.81	$0.83	$1.03	$(2.29)
Diluted earnings (loss) per share	$0.80	$0.83	$1.02	$(2.29)
Stock price(2)(3)
U.S. Cellular Common Shares
High	$85.85	$68.00	$63.00	$47.90
Low	52.08	50.01	43.50	27.18
Close	$55.00	$56.55	$46.92	$43.24

	Quarter Ended
(Amounts in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2007
Operating revenues	$934,674	$971,646	$1,015,834	$1,024,110
Loss on impairment of intangible assets	—	2,136	1,947	20,840
Operating income(4)(5)	108,523	123,472	100,939	63,265
Fair value adjustment of derivative instruments	12,461	(17,849)	—	—
Gain on disposition of investments	—	131,686	—	6,301
Net income	$74,401	$147,571	$63,555	$29,207
Basic weighted average shares outstanding	87,882	87,590	87,757	87,691
Diluted weighted average shares outstanding	88,688	88,410	88,589	88,309
Basic earnings per share	$0.85	$1.68	$0.72	$0.33
Diluted earnings per share	$0.84	$1.67	$0.72	$0.33
Stock price(2)(3)
U.S. Cellular Common Shares
High	$75.25	$91.19	$104.74	$103.51
Low	67.70	71.01	76.17	74.62
Close	$73.45	$90.60	$98.20	$84.10

(1)
During the fourth quarter of 2008, U.S. Cellular recognized a $386.7 million Loss on Impairment of intangible assets related to Licenses. See Note 7—Licenses and Goodwill in the Notes to Consolidated Financial Statements for details of this impairment.

(2)
The high, low and closing sales prices as reported by either the American Stock Exchange ("AMEX") or the New York Stock Exchange ("NYSE"). U.S. Cellular's Common Shares traded on the AMEX prior to and on September 14, 2008, and traded on the NYSE after this date.

(3)
U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

(4)
During the fourth quarter of 2007, U.S. Cellular began to recognize in its consolidated financial statements the net amount by which funds segregated for future employee health and welfare benefit payments exceeded liabilities for such employee health and welfare benefit obligations. The impact of such recognition increased operating income by $12.6 million in the fourth quarter of 2007. Additionally, U.S. Cellular recorded this net excess funding amount of $12.6 million at December 31, 2007 in accounts receivable—affiliated, since the TDS Benefit Trust is administered by TDS.

(5)
During the fourth quarter of 2007, Operating Income includes: (a) Loss on asset disposals of $14.6 million associated with the results of a physical count of significant cell site and switch assets and the related valuation and reconciliation (See Note 11—Property, Plant and Equipment in the Notes to Consolidated Financial Statements), and (b) Loss on impairment of intangible assets of $20.8 million loss associated with the exchange of spectrum with Sprint Nextel (See Note 6—Acquisitions, Divestitures and Exchanges in the Notes to Consolidated Financial Statements).

81

 United States Cellular Corporation

SHAREHOLDER INFORMATION

Stock and dividend information

U.S. Cellular's Common Shares are listed on the New York Stock Exchange under the symbol "USM" and in the newspapers as "US Cellu." As of January 31, 2009, U.S. Cellular's Common Shares were held by 386 record owners. All of the Series A Common Shares were held by TDS. No public trading market exists for the Series A Common Shares. The Series A Common Shares are convertible on a share-for-share basis into Common Shares.

U.S. Cellular has not paid any cash dividends and currently intends to retain all earnings for use in U.S. Cellular's business.

See "Consolidated Quarterly Information (Unaudited)" for information on the high and low trading prices of the USM Common Shares for 2008 and 2007.

Stock performance graph

The following chart provides a comparison of U.S. Cellular's cumulative total return to shareholders (stock price appreciation plus dividends) during the previous five years to the returns of the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones U.S. Telecommunications Index. As of December 31, 2008, the Dow Jones U.S. Telecommunications Index was composed of the following companies: AT&T Inc., CenturyTel Inc., Cincinnati Bell Inc., Embarq Corp., Frontier Communications Corp., Leap Wireless International Inc., Leucadia National Corp., Level 3 Communications Inc., MetroPCS Communications Inc., NII Holdings Inc., Qwest Communications International Inc., RCN Corp., Sprint Nextel Corp., Telephone and Data Systems, Inc. (TDS and TDS.S), Time Warner Telecom, Inc., United States Cellular Corporation, Verizon Communications Inc., Virgin Media Inc. and Windstream Corp.

COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN*
U.S. Cellular, S&P 500 and Dow Jones U.S. Telecommunications Index
(Performance Results Through 12/31/08)

*
Cumulative total return assumes reinvestment of dividends.

	2003	2004	2005	2006	2007	2008
U.S. Cellular	$100	$126.08	$139.15	$196.03	$236.90	$121.80
S&P 500 Index	100	110.88	116.33	134.70	142.10	89.53
Dow Jones U.S. Telecommunications Index	100	118.70	113.95	155.91	171.57	115.07

Assumes $100.00 invested at the close of trading on the last trading day preceding the first day of the fifth preceding fiscal year in U.S. Cellular Common Shares, S&P 500 Index and the Dow Jones U.S. Telecommunications Index.

82

Investor relations

Our annual report, Form 10-K, prospectuses and news releases are available to our investors, securities analysts and other members of the investment community. These reports are provided, without charge, upon request to our Corporate Office. Investors may also access these and other reports through the About Us/Investor Relations portion of the U.S. Cellular website (http://www.uscc.com).

Questions regarding lost, stolen or destroyed certificates, consolidation of accounts, transferring of shares and name or address changes should be directed to:

  Kevin C. Gallagher, Vice President and Corporate Secretary
  c/o Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5301
  312.630.1935 (fax)
   kevin.gallagher@teldta.com

General inquiries by our investors, securities analysts and other members of the investment community should be directed to:

  Mark A. Steinkrauss, Vice President—Corporate Relations
  Telephone and Data Systems, Inc.
  30 North LaSalle Street, Suite 4000
  Chicago, IL 60602
  312.592.5384
  312.630.1908 (fax)
   mark.steinkrauss@teldta.com

Directors and executive officers

See "Election of Directors" and "Executive Officers" sections of the Proxy Statement issued in 2009 for the 2009 Annual Meeting.

Principal counsel

Sidley Austin LLP, Chicago, Illinois

Transfer agent

  ComputerShare Investor Services
  2 North LaSalle Street, 3rd Floor
  Chicago, IL 60602
  877.337.1575

Independent registered public accounting firm

PricewaterhouseCoopers LLP

Visit U.S. Cellular's website at www.uscc.com

83

About U.S. Cellular®

WA
OR
CA
ID
NV
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
KY
TN
MS
AL
GA
FL
SC
NC
VA
WV
OH
PA
NY
MD
DE
NJ
CT
RI
MA
VT
NH
ME
U.S. Cellular headquarters, Chicago, Ill.
Licenses currently operated by U.S. Cellular
Licenses owned or won in auction by limited partnerships in which U.S. Cellular is a limited partner

All data provided below is for the year ended Dec. 31, 2008.

Strategy
U.S. Cellular is the nation's fifth-largest full-service wireless carrier. U.S. Cellular operates on a customer satisfaction strategy, driving customer engagement by providing a comprehensive range of wireless products and services, superior customer support, and a high-quality network.

U.S. Cellular's business development strategy is to build contiguous operating market areas by operating controlling interests in wireless licenses in areas adjacent or proximate to its other wireless licenses.

U.S. Cellular is an 81-percent owned business unit of Telephone and Data Systems, Inc., which is traded on the New York Stock Exchange under the symbols TDS and TDS.S.

U.S. Cellular is committed to building strong relationships with its customers, communities, and associates.

Customers
U.S. Cellular is committed to maintaining high levels of customer satisfaction and loyalty, and consistently ranks at the top of third-party surveys related to customer satisfaction and wireless call quality.

U.S. Cellular

Headquarters
United States Cellular Corporation
8410 West Bryn Mawr Avenue
Suite 700
Chicago, Ill. 60631
Phone: 773-399-8900
Fax: 773-399-8936
uscellular.com

Shareholder Information
For inquiries concerning lost, stolen, or destroyed certificates, dividends, consolidation of accounts, transferring of shares, or name and address changes, please contact:

ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, Ill. 60602
Phone: 877-337-1575

For U.S. Cellular annual reports, Securities and Exchange Commission filings, press releases, and other investor information, please visit the Investor Relations section of uscellular.com.

For general investment inquiries, please contact:

Mark A. Steinkrauss
Vice President—Corporate Relations
Telephone and Data Systems, Inc.
30 North LaSalle Street, Suite 4000
Chicago, Ill. 60602
Phone: 312-592-5384
Fax: 312-630-1908
mark.steinkrauss@teldta.com

Transfer agent
ComputerShare Investor Services
2 North LaSalle Street, 3rd Floor
Chicago, Ill. 60602
Phone: 877-337-1575

Principal counsel
Sidley Austin LLP

Independent registered public accounting firm
PricewaterhouseCoopers LLP

QuickLinks

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT AND IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 19, 2009
VOTING INFORMATION
PROPOSAL 1 ELECTION OF DIRECTORS
Class I Directors—Terms Scheduled to Expire in 2009
CORPORATE GOVERNANCE
PROPOSAL 2 AMENDMENT OF COMPENSATION PLAN FOR NON-EMPLOYEE DIRECTORS
PROPOSAL 3 U.S. CELLULAR 2005 LONG-TERM INCENTIVE PLAN, AS AMENDED
PLAN BENEFITS 2005 LONG-TERM INCENTIVE PLAN
PROPOSAL 4 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FEES PAID TO PRINCIPAL ACCOUNTANTS
AUDIT COMMITTEE REPORT
EXECUTIVE OFFICERS
EXECUTIVE AND DIRECTOR COMPENSATION
Compensation Committee Report
Summary Compensation Table
Grants of Plan-Based Awards
Outstanding Equity Awards at Fiscal Year-End
Option Exercises and Stock Vested
Nonqualified Deferred Compensation
Director Compensation
Compensation Committee Interlocks and Insider Participation
Other Relationships and Related Transactions
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING
SOLICITATION OF PROXIES
FINANCIAL INFORMATION
OTHER BUSINESS
  Exhibit A
ESTABLISHMENT OF STOCK OPTION COMPENSATION COMMITTEE
  Exhibit B
  Exhibit C
APPENDIX I
  Exhibit 13
United States Cellular Corporation and Subsidiaries
United States Cellular Corporation Management's Discussion and Analysis of Financial Condition and Results of Operations
United States Cellular Corporation Consolidated Statement of Operations
United States Cellular Corporation Consolidated Statement of Cash Flows
United States Cellular Corporation Consolidated Balance Sheet—Assets
United States Cellular Corporation Consolidated Balance Sheet—Liabilities and Shareholders' Equity
United States Cellular Corporation Consolidated Statement of Common Shareholders' Equity
United States Cellular Corporation Consolidated Statement of Common Shareholders' Equity
United States Cellular Corporation Consolidated Statement of Common Shareholders' Equity
UNITED STATES CELLULAR CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  REPORTS OF MANAGEMENT
United States Cellular Corporation SELECTED CONSOLIDATED FINANCIAL DATA
United States Cellular Corporation FIVE-YEAR STATISTICAL SUMMARY
United States Cellular Corporation CONSOLIDATED QUARTERLY INFORMATION (UNAUDITED)
United States Cellular Corporation SHAREHOLDER INFORMATION
COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN* U.S. Cellular, S&P 500 and Dow Jones U.S. Telecommunications Index (Performance Results Through 12/31/08)